 Exhibit 99.4

2Annual Repor0t & Accounts 19

Flutter Entertainment plc Annual Report & Accounts 2019 Contents Overview 2019 Performance Highlights Our Business at a Glance 4Chair’s Statement Strategic Report 8Chief Executive Officer’s Review 12 Business Model 14 Market Review 16 Our Strategy 18 Our Brands 20 Corporate Social Responsibility 24 People and Culture 28 Engaging with Stakeholders 34 Operating and Financial Review 45 Understanding and Managing our Principal Risks Governance 50 Chair’s Governance Statement 52 Board of Directors 55 Corporate Governance Framework Roles and Responsibilities 57 2019 Board Activities 59 Effectiveness 60 Nomination Committee Report 63 Audit Committee Report 68 Risk Committee Report 70 Directors’ Remuneration Report 91 Directors’ Report The Strategic Report on pages 7 to 29 was approved by the Board of Directors on 26 February 2020 Peter Jackson Chief Executive Officer Jonathan Hill Chief Financial Officer Financial Statements Statement of Directors’ Responsibilities Independent Auditor’s Report Consolidated Income Statement Consolidated Statement of Other Comprehensive Income Consolidated Statement of Financial Position 106 Consolidated Statement of Cash Flows 107 Consolidated Statement of Changes in Equity 109 Notes to the Consolidated Financial Statements Company Statement of Financial Position Company Statement of Changes in Equity 166 Notes to the Company Financial Statements Other information 184 Five-Year Financial Summary 184 Shareholder Information

Overview

2019 Performance Highlights

Revenue
£2,140m
+14%
2018: £1,873m

Reported profit before tax
£136m
2018: £219m

Underlying* EBITDA†
£385m
2018†: £451m

Underlying* EPS
303p
2018: 379p

Profits attributable to equity shareholders
£144m
2018: £201m

Proposed full-year dividend per ordinary share**
200p
2018: 200p

Average number of responsible gambling interactions per month
130,000
2018: 70,000

Flutter Entertainment plc is a global sports betting and gaming operator, with a portfolio of leading brands. Continuous innovation across product, marketing, technology and responsible gambling practices, coupled with a world-class creative team combine to create a leading proposition for our customers to enjoy.

Around the world we provide our customers with intuitive products that offer market-leading value, promotions and choice. These are powered by our in-house technology, trading, development and responsible gambling teams.

We employ over 9,000 people who share a common set of traits: competitiveness, agility, integrity and a relentless focus on delivering the highest standards of entertainment to our customers in a safe and responsible way.

Last year the Group changed its name to Flutter Entertainment plc to reflect our growing inventory of distinct brands from around the world including Paddy Power, Betfair, Sportsbet, FanDuel, TVG and Adjarabet.

* The "underlying" measures exclude separately disclosed items that are not part of the usual business activity and are also excluded when internally evaluating performance, and have been therefore reported as "separately disclosed items" (Note 4 and page 123 to the Consolidated Financial Statements).

† EBITDA is profit before interest, tax, depreciation, amortisation and impairment expenses excludes the impact of IFRS 16 and is a non-GAAP measure (page 40).

** 2019 final dividend is subject to shareholder approval.

1

Flutter Entertainment plc Annual Report & Accounts 2019

Our Business at a Glance

A portfolio of leading international brands

Our team of exceptional people deliver a leading sports betting and gaming experience to over 7 million customers around the world, through our diverse and distinctive portfolio of brands.

Paddy Power

Operates online and retail across the UK and Ireland, where we are one of the most popular sports betting brands. Paddy Power is recognised for its slick and easy-to-use betting app, one of the most vibrant sports-focused retail estates in the sector, and a marketing operation that is globally renowned for a distinct brand of mischief.

Betfair

Operates globally and gives online sports betting customers an unparalleled offer with its market-leading Exchange and Sportsbook providing consistent value, choice and innovation. We are well known for our insight-led approach to marketing and communicating with our customers around the world.

Sportsbet

One of the market-leading brands in the fast-growing Australian sports betting market. Our customer friendly proposition is underpinned by innovative products, disruptive marketing and consistent promotional generosity around key sports events.

Adjarabet

The newest brand under the Flutter umbrella is the leader in the Georgian online gaming market. A strong product set, combined with unique marketing assets including a long-term partnership with the Adjaranet media platform, delivers an unparalleled offering to our customers.

TVG

Broadcasts horse racing across the US as well as operating an online betting network that is active in over 30 states. We are driving the industry forward through innovative, high-quality broadcasting and market-leading promotional offers around US horse racing.

FanDuel

The driving force behind the rise in daily fantasy sports in the US over the past 10 years, with over 8 million customers. Since the US Supreme Court gave individual states the right to regulate sports betting in May 2018, FanDuel has launched sportsbooks in six US states, offering a market-leading online and retail proposition.

2

Overview

Operating as four divisions

PPB Online

Comprises the Paddy Power, Betfair and Adjarabet brands offering our products in over 100 countries globally. It also includes our B2B operations where we offer risk and trading services to a number of international partners.

> Find out more on **page 35**

Australia

Sportsbet is the leading online sports betting brand in the Australian market combining innovative products with dynamic marketing campaigns around national sports events.

> Find out more on **page 36**

US

The US division operates the FanDuel sports betting brand in six states currently; four multichannel in New Jersey, Indiana, West Virginia and Pennsylvania; and two retail-only in New York and Iowa. In addition to the sportsbooks, we also offer daily fantasy sports across 40 states, horse racing wagering via our TVG business and online casino in both New Jersey and Pennsylvania.

> Find out more on **page 37**

PPB Retail

Consists of 623 Paddy Power betting shops across the UK and Ireland. The estate is sports betting led, driven by a market-leading range of TV content and strong pricing and promotions. We also offer dynamic multichannel products, such as our PP onside app, which bridges the gap between retail and online.

> Find out more on **page 38**


PPB Retail
14%
US
18%
Total Revenue
£2,140m
PPB Online
47%
Australia
21%

Division	Revenue £m	Underlying EBITDA* £m	Underlying operating profit* £m
PPB Online	1,006 +6%	307 -3%	263 -4%
Australia	446 +11%	125 -9%	103 -13%
US	376 +97%	(40) n/a	(60) n/a
PPB Retail	312 -6%	53 -26%	32 -38%

* Pre IFRS 16.

3

Chair’s Statement Landmark year for the Group Responsible gambling underpins every element of the Group’s strategy. We work hard to keep our customers safe while they enjoy our products, thereby helping us to build a sustainable business. * The “underlying” measures exclude separately disclosed items, that are not part of the usual business activity and are also excluded when internally evaluating performance, and have been therefore reported as “separately disclosed items” (Note 4 and page 123 to the Consolidated Financial Statements). † EBITDA is profit before interest, tax, depreciation, amortisation and impairment expenses, excludes the iimpact of IFRS 16 and is a non-GAAP measure (page 40). Dear shareholder I am pleased to update you on another busy year for the Group as it continues to extend its global presence. 2019 saw the Group further expand its operations in the US market while also building more sustainable, recreational customer-focused businesses in all our regions. This was Peter Jackson’s second year as Chief Executive Officer and, with the support of the Board, the Group completed the acquisition of Adjarabet in February and subsequently agreed the terms of a transformational combination with The Stars Group in October. At the same time, the Group remained focused on executing upon its four-pillar strategy, with good progress made across each of its core objectives. We remain determined to do all that we can to become the leader in the industry in the area of responsible gambling and, while progress has been made in this area in 2019, this work is far from complete. As a matter of priority, we will continue to refine our approach and to enhance the safeguards that we have in place for our customers. PPB Online rolled out country-specific pricing which enhanced the capabilities of our international sportsbooks. The recent introduction of My Betfair Rewards provides Exchange customers with a more tailored pricing package, giving them the freedom to choose their own commission rates. The evolution of PPB Online is ongoing as we continue to reduce reliance on higher-value customers and move to an increased focus on a more casual, recreational customer base. Elsewhere, the integration of Adjarabet has gone very well, with the business benefiting from the expertise and technology that the broader Group has to offer. Our Australian business also performed very well in 2019 against the backdrop of significantly higher gaming taxes and product fees. The business remains as focused as ever on the consistent drivers of its historical success, namely ongoing enhancement to product, value and marketing. In particular, the Sportsbet team are making good progress in the personalisation of the product experience. In the US, the pace of regulatory change has been very encouraging with 14 states legislating in favour of sports betting. The Group now offers online services in four states and retail operations in six states, with ambitious plans to roll out in further states during 2020. FanDuel has continued to win strong market share in the states in which it operates and, while we anticipate that the competitive landscape will continue to intensify, we also believe that the unique set of assets that FanDuel possesses positions it very well for future growth. Financially, the Group saw continued good growth with Revenue up 14% to £2,140m and underlying* EBITDA† of £385m. Responsible gambling Responsible gambling underpins every element of the Group’s strategy. We work hard to keep our customers safe while they enjoy our products, thereby helping us to build a sustainable business. In 2019, we continued to evolve our responsible gambling capabilities and have recently launched an enhanced Customer Activity Awareness Programme (CAAP) proprietary model which enables us to identify and interact with at risk customers. On our brand websites, we have further enhanced our tools and customer journeys which support customers in managing spend and play. 4

Overview


Flutter

Gary McGann
Chair

We know that we cannot solve the complex challenges that the gambling industry faces alone and we work proactively with other leaders and relevant organisations in the industry to develop a progressive responsible gambling mindset focused on solutions which provide the safest possible environment in which to gamble. Last year saw us work with others in the sector to launch the Safer Gambling Commitments and to commit to significantly enhanced funding to treat those suffering from gambling-related harm.

Culture and values

Central to the long-term delivery of our strategy is the Group's culture, underpinned by the values and behaviours expected of our employees. Our values have been communicated Group-wide and will continue to be promoted by the Group's management teams to guide our employees in the way we do business.

In addition to receiving updates from Executives throughout the year, in July 2019, the Board visited FanDuel, in New York. As well as providing commercial insights, site visits allow the Board to gain an understanding of the Group's culture. This visit also allowed employees to meet with the Non-Executive Directors, ask questions and gain an understanding of the operation of the Board.

Board update

On 15 May, Nancy Cruickshank was appointed as Non-Executive Director. Nancy brings a wealth of digital and Non-Executive Director expertise, combined with a proven entrepreneurial spirit and track record.

Andrew Higginson was appointed as a Non-Executive Director on 2 October 2019. Andrew brings an extensive wealth of Board, commercial, retail and leadership experience to the Board.

We continue to focus on Board renewal and composition, and keep under review diversity of the Board and the appropriate mix and balance of Board capabilities and experience.

Investor engagement and remuneration

During 2019, I continued to engage with our investors and both Peter Rigby, Chair of the Remuneration Committee, and I met with shareholders to discuss proposed remuneration changes in the context of internal and external strategic developments, business and regulatory changes, as well as discussing general governance matters. The objective of these discussions is to present a remuneration structure that can withstand the uncertainties within our industry and our dynamic business strategy, while creating strong alignment with shareholders' interests. The proposed changes to our Remuneration Policy are presented in this report for shareholder approval at our 2020 AGM.

Below PPB Marketing offsite and raceday where staff shared ideas on how to keep our customers at the heart of everything we do.


Why what we do matters
3/4
6,213



5

Flutter Entertainment plc Annual Report & Accounts 2019

Chair's Statement continued

Our people

Our industry is competitive and fast-moving and it is vital that we continue to attract, develop and retain highly talented people and reward success. The Group has in place a range of initiatives designed to ensure a successful and inclusive working environment. We continue to focus on promoting diversity for all employees.

During 2019, the Board appointed two Non-Executive Directors dedicated to workforce engagement. This is an important initiative for the Board to gain a wider understanding of views from our employees and will continue to be a focus for the Board during 2020.

In addition to the dedicated workforce engagement programme, I spent time throughout 2019 visiting offices across the Group. I had the pleasure of visiting our Malta and Hammersmith offices and FanDuel operations, using the opportunity to meet employees across the business.

I continue to be impressed by the quality, dedication and commitment shown by our colleagues throughout the Group led by the Executive team, and I would like to thank them all for their contribution throughout 2019.

Dividend policy/proposed combination with The Stars Group

We have proposed a Final Dividend for 2019 of 133p per ordinary share (subject to shareholder approval), which would maintain the full-year dividend at 200p per ordinary share.

On 2 October 2019, the Group announced that it had agreed terms with The Stars Group to bring the two businesses together in what both Boards believe will be a transformational combination. The transaction is subject to the approval of both sets of shareholders as well as a number of national competition authorities that will review the proposed deal. Assuming such approvals are forthcoming, the transaction is expected to complete in either Q2 or Q3 2020.

The Board of Flutter believes that the transaction will allow the Group to accelerate its progress against all four pillars of its strategy and position it very well to accelerate its international growth. The combined Group will also be better diversified from both a geographic and product standpoint.

As a result of the transaction, the Group's financial leverage will change materially, with an expectation that the Group will have a pro-forma net debt/EBITDA ratio of approximately 3.5 times upon completion. This is above the Group's stated medium-term net debt/EBITDA target of 1–2 times. As such, the Board is proposing that a distribution of an ordinary dividend of 200p per share annually is targeted until such time as the Group's net debt position returns to below 2 times.

We look forward to completing The Stars Group transaction and approaching the future thereafter with confidence.

Gary McGann
Chair
26 February 2020


Flutter
London Stock Exchange

6

Strategic Report Strategy Section Contents 8Chief Executive Officer’s Review 12 Business Model 14 Market Review 16 Our Strategy 18 Our Brands 20 Corporate Social Responsibility 24 People and Culture 28 Engaging with Stakeholders 34 Operating and Financial Review 45 Understanding and Managing our Principal Risks 7

Flutter Entertainment plc Annual Report & Accounts 2019

Chief Executive Officer's Review

Flutter grew revenues by 14% during 2019 to over £2.1 billion.

We took a leadership position in the US online sports betting and gaming market, executed strongly in Australia and expanded our European presence through the acquisition of Georgian market leader, Adjarabet. Group underlying EBITDA[1] for the year was £385m, down 15% on the prior year, reflecting incremental tax/regulatory changes of £107m and our investment in the nascent US market. Excluding the impact of the tax and regulatory changes, underlying EBITDA[1] increased 12%.

The Group's four pillar strategy that we laid out last year remains in place and good progress has been made against each pillar during 2019. In our core markets we remain strongly positioned. Internationally we have made progress in improving the Betfair proposition and have added to our podium positions with the acquisition of Adjarabet. In the US, our business goes from strength to strength.



Peter Jackson
Chief Executive Officer

The external regulatory and tax backdrop

While executing on our strategy remains a key focus, it is important that we reflect on the future direction of our business and the sector more broadly. Our Group operates in a fast-paced, highly competitive industry, that is governed by a multitude of national regulatory and tax frameworks which are continuously evolving. Regulatory change presents the Group with great opportunities but also poses real potential challenges and risks. To be well positioned to deal with such change, we believe that global scale and diversification are key.

In 2019 we saw examples of both. The expansion of the regulated sports betting market in the US continues apace, an opportunity that we believe is transformational for the Group. In our core markets of the UK, Ireland and Australia we also incurred significant tax increases while our international operations experienced several unexpected market closures in the first half of the year. In addition, the introduction of a £2 staking limit on UK gaming machines changed the unit economics for UK shop operators, equating to an annualised profitability impact of £30m for our retail estate.

As we look to the future, we believe that we have reached a pivotal time when it comes to responsible gambling. To better protect potentially vulnerable customers and to put our business on a more sustainable footing, it is clear that we must do more in this area both as an operator and as an industry.

As an operator…

During 2019 we improved two key aspects of our responsible gambling program:

- How we identify customers who need to be protected: we improved our in-house technology by significantly increasing the number of behaviours that we monitor to determine whether customers are using our products responsibly.
- How we interact with our customers: we more than trebled the size of our responsible gambling team over the last 18 months, investing in specialist training to ensure that our people are interacting with our customers at an early stage. This positively influences behaviours and aims to ensure that customers do not spend more than they can afford on our products.

The results of these initiatives have been encouraging to date with an 84% increase in customers choosing to set deposit limits while delivering a 56% increase in real time contact with customers.

Notwithstanding the progress made, we have more to do and we must continuously seek to raise our standards when it comes to responsible gambling and compliance procedures. For example, as part of our ongoing review of business relationships, we have taken the decision to stop taking business from a number of Exchange B2B partners where we felt their compliance policies were no longer sufficiently aligned with those of the Group. This decision is likely to lead to a reduction in our Exchange revenues during 2020.

Responsible gambling is a critical component of our strategy. This is why we continue to raise our standards as a socially progressive operator and to help lead the industry in a race to the top when it comes to responsible gambling practices.

8

Strategic Report



The entrepreneurial culture of our business and the quality of our people are continuing to drive our global expansion while providing our teams with the opportunities they seek to develop their careers and gain new experiences.

Above Paddy Power enlisted one of Europe's greatest exports, Eric Cantona, as Brexit ambassador.

As an industry…

Collaboration between industry leaders is essential to put the sector on a more sustainable footing. We must promote a mindset that encourages a race to the top when it comes to responsible gambling best practice.

During 2019, we worked with several leading operators in the UK to introduce safer gambling commitments. To ensure that these commitments are delivered with the transparency and authenticity intended, the newly established Betting and Gaming Council will regularly report publicly on the progress we are making against them. Arising from these commitments, the industry is now working alongside the Gambling Commission on three specific areas of focus. These are:

- VIP code: development of a code to ensure loyalty schemes do not incentivise behaviour which puts customers at risk
- Advertising technology: review of online advertising to enhance protection of vulnerable people
- Responsible game design: setting a framework to ensure products and game design does not drive high risk behaviours


LOYALTY'S DEAD.
LIVE FOR REWARDS.

Above The Paddy's Rewards Club and Rhodri Giggs combination was one of 2019's most talked about adverts.

12%

Paddy Power customer growth

Future regulation

On January 14th, the UK Gambling Commission announced that it would introduce a ban on gambling by credit card from 14th April this year. In our submission to the UK Gambling Commission on credit cards, we had acknowledged that there was a need for some change in this area and we will be in a position to implement the required changes on schedule. In addition, the UK Government has announced that it will review the 2005 Gambling Act in the months ahead and we are hopeful that the emphasis of future UK regulation will be on player protection with a clear focus on affordability. In Ireland, we remain supportive of the Government's work on the Gambling Control Bill which seeks, among other things, to establish a dedicated regulator for the gambling sector in Ireland.

PPB Online and Retail

Paddy Power enjoyed good momentum across all products during 2019. Leveraging our iconic brand we rolled out several attention grabbing campaigns such as the Rhodri Giggs "Loyalty is dead" and our "Don't think you're special" campaigns. Both drove good customer acquisition and engagement with customer growth of 12% during the year excluding the World Cup. In addition, we improved the Paddy Power product offering with 'ACCA insurance', leading the market with this offering. This has contributed to Paddy Power ranking best-in-class in the market when it comes to promotions. We have also been pleased with how our PPB Retail business has responded to the £2 staking limit on Fixed Odd Betting Terminals, with signs that we are winning market share as competitors reduce the size of their retail estates.

During 2019, Betfair was the business most impacted by regulatory change and the initiatives we introduced to re-shape our business. Positively we continue to invest in the brand and deliver product enhancements. We launched our new Clive Owen Betfair brand campaign which uses simple analogies to explain the concept of the Betfair Exchange to new customers. The campaign has a greater focus on digital channels to achieve greater marketing efficiency. Our international business benefitted from a multitude of product improvements including rolling out country specific pricing (CSP) in Q1 and the addition of four new payment options and five new currencies during the year. We have been pleased with the underlying momentum within our international business, with underlying Exchange customer growth of 23% during 2019 and an uplift in contribution from both CSP and marketing efficiencies achieved.

In line with our international strategy to secure podium positions in new markets, we acquired a 51% stake in Adjarabet in February, giving us a leadership position in another regulated market. Integration has gone well with the business now able to access the Group's sports betting expertise. Very strong organic growth since acquisition has reinforced our view that local scale and focus is vital to winning in international markets.

23%

Betfair International Exchange customer growth

9

Chief Executive Officer’s Review continued Australia The Sportsbet team delivered a strong performance during 2019. While substantial increases in taxes and product fees reduced gross profit margins, most of this was recovered through strong top line growth as a result of continued investment in product, value and marketing. The business maintained operating cost discipline, extending its strong track record of delivering operating leverage. We continued to pursue our 2018 strategy of prioritising customer generosity with positive results. Sportsbet has been recognised as having some of the best and most generous promotions in the market. This drove customer growth of 9% during the year (excluding the World Cup), while the number of online bettors using Sportsbet as their main mobile account of choice remains almost twice that of our nearest competitor. 9% Sportsbet customer growth The US The growth opportunity in the US has continued to unfold quickly during 2019. We have been encouraged by the pace of regulation to date, with 14 individual states having now passed sports betting legislation. These 14 states account for 24% of the US population and with more states expected to follow, we are now increasingly confident that the total US addressable market for our products could exceed $10bn. To take advantage of this opportunity, we continue to believe that certainty of market access in each state is key, ideally via “first skin” access agreements. First skin refers to having the right to use the first online/mobile license that a land-based partner is granted in a particular state. Some states have only granted one skin per operator, for example Michigan, which is why securing first skin access is a priority. We recently secured additional first skin market access deals with The Cordish Company in Maryland and Twin River in Colorado. We now have first skin market access deals in 15 US states. Looking ahead, we believe that the strength of our market share performance to date will make us an attractive potential partner in further states. FanDuel investor day In March 2019 we invited analysts and investors to our Meadowlands sportsbook to learn further detail on the FanDuel Group and to understand the opportunity in the US market. Discover more at flutter.com/investors/ results-centre/year/2019 350,000 Customers in the US since launch 44% Online share in the US $130m Marketing investment in FanDuel brand in 2019 During 2019, we successfully leveraged our key US assets to acquire 285,000 additional sports betting customers, bringing our total US sports-betting customer base to over 350,000. Those key assets are: A strong starting position with established businesses in the US performing strongly, growing contribution and absorbing a portion of the cost base. A US database of 8.5 million customers, a rich source of customer cross-sell; 42% of our sports betting customers have come from the Daily Fantasy Sports (DFS) database to date and cross-sell into the New Jersey casino has accelerated significantly since we embedded gaming content into our sports app. We rolled out our online casino product in Pennsylvania in January 2020 and the early trends to date have been very encouraging. The FanDuel brand which resonates strongly, benefitting from a marketing investment of $130m during 2019 alone and over $600m to date. In the sportsbook markets in which we currently operate, FanDuel has the highest unaided brand awareness and leadership in Google search trends, highlighting how the brand has mass appeal beyond its traditional DFS base. This has ultimately resulted in a very attractive average customer acquisition cost3 of less than $250 since the sportsbook was launched. 10 10 plans eate h In 2020, we expect to go live online in atThe proposed combination with Proposed combination with The Stars Group On 2 October 2019 we announced our to combine with The Stars Group to cr a global betting and gaming company. Discover more at flutter.com / investors/proposed-combination-wit -the-stars-group – A high quality and broad product range which we continue to innovate. We were the first operator to offer same game parlay betting and continue to be the only operator to offer it on NFL games. In addition, the integration of our risk and trading functions with our global business allows us to offer significantly more betting markets than our competitors. – A team that has true scale; our US team now numbers over 1,000. This scale is unrivalled in the US online market. Over 70 experienced employees from Flutter’s global team have joined our US business over the last 18 months. The combination of favourable customer acquisition economics and our leading product offering means that we have experienced average customer payback of less than 12 months in New Jersey, benefitting from cross-sell to casino. Furthermore, we believe that the standalone New Jersey sportsbook will be structurally contribution positive in 2020. 200p Ordinary dividend per share in 2019 £243m Returns to shareholders 1x-2x Medium-term Group leverage ratio least three additional states (Colorado, Tennessee and Iowa) and we also plan to progress our work on our proprietary technology stack, utilising Group assets to ensure we have sufficient scale and flexibility to deal with individual state requirements. Balance sheet strength The ongoing strength of the Group’s balance sheet has meant that we have been very well positioned to take advantage of market opportunities as they arise. Following the acquisition of a 58% stake in FanDuel during 2018, we announced the acquisition of a 51% stake in Adjarabet in early 2019 and then the proposed transformational combination with The Stars Group in October. Our strong balance sheet has been a key enabler and an asset during the negotiation of each deal. With this in mind, the Group continues to target a medium-term leverage range of between 1x and 2x net debt to EBITDA2. Over the last 12 months the Group has progressed towards this leverage target via (i) continued investment in growing our US business, (ii) enhanced returns to shareholders and (iii) the acquisition of the Adjarabet stake. As a result, at 31 December 2019 the Group had net debt of £265m representing 0.7 times underlying EBITDA1,2. The “underlying” measures exclude separately disclosed items, that are not part of the usual business activity of the Group and have therefore been reported as “separately disclosed items”. 2. EBITDA is profit before interest, tax, depreciation and amortisation expenses and is a non-GAAP measure. EBITDA throughout this Operating and Financial Review excludes the impact of IFRS 16. See Appendix 5 of Operating and Financial Review for a reconciliation to IFRS 16 compliant numbers. The Stars Group will see the Group’s leverage ratio increase to c. 3.5 times proforma4 underlying EBITDA1,2 post completion, above our target range. As such, we are proposing maintaining our annual ordinary dividend at 200p per share until the Group’s net debt to EBITDA2 returns below 2x. Stars Group combination update We have commenced our integration planning work ahead of our proposed merger with The Stars Group and remain excited about the opportunities that the deal will create for the Group. In Australia, the Australian Competition and Consumer Commission has confirmed that it has granted its informal approval. The proposed transaction remains subject to approval by the Australian Foreign Investment Review Board as well as further international regulatory bodies in Australia. We are continuing to work with the various competition authorities elsewhere globally to obtain the necessary approvals ahead of completion of the transaction. We still expect that the completion date will be in either Q2 or Q3 2020. Peter Jackson Chief Executive Officer 26 February 2020 Average customer acquisition cost is the total sportsbook media and digital marketing spend divided by the total number of customers acquired. The Adjarabet and FanDuel transactions completed on 1 February 2019 and 10 July 2018 respectively. The ‘Proforma’ results include the Adjarabet and FanDuel fantasy sports businesses as if they had always been part of the Group, incorporating in addition to the reported results, results from pre-acquisition periods in 2018 and 2019.

Flutter Entertainment plc Annual Report & Accounts 2019

Business Model

Building long-term value

The unique advantages we possess allow us to deliver an exciting sports betting and gaming experience to our customers around the world, while building long-term value for our stakeholders in a sustainable and responsible way.

Competitive advantage

Significant global scope with local focus

Our strong position in the largest regulated online betting markets across the world gives us the confidence to continue to invest in our portfolio of diverse but complementary brands.

In-house technology

Our proprietary technology platforms and in-house product development allow us to support an array of international operations. We run specialist sports and gaming development centres in Porto, Cluj, Sofia, Edinburgh, London and Glasgow which develop unique and innovative content for all our brands. This positions us well to potentially incorporate further brands, platforms and products into our business.

Market-leading sports pricing and risk management

Our advanced in-house sportsbook pricing technology and proprietary Exchange platform allow us to offer strong pricing and a wider range of markets across our own sites as well as unparalleled white-label services to our third parties.

The world's largest betting Exchange

The Betfair Exchange is a unique tool that facilitates the betting between customers (rather than fixed odds set by the bookmaker), typically resulting in better odds and enhanced trading capability. The product gives our customers more choice, more control over their betting and helps power a range of trading optionality across the Group.

Strong global expertise and talent

Our ever-growing global talent pool, comprising industry and market specialists in technology, marketing, trading and commercial fields, enables us to operate strategically and efficiently across different time zones. We continue to invest a significant amount in developing, retaining and rewarding our team and finding ways to benefit from collaboration across territories.

Our process

7m+

Active customers across...

Online

PADDYPOWER. | TVG | sportsbet | betfair | FANDUEL | adjarabet.com


UK
Ireland
US
Australia
Rest of the world

Retail

FANDUEL | PADDYPOWER. | adjarabet.com

12

SSttrraatteeggiicc rReeppoorrtt Generation of margin and commission Creating value for our stakeholders Sports betting Sports betting involves customers betting on the outcome of sporting events. We have three separate operating models for sports betting: Sportsbooks (Paddy Power, Betfair, Sportsbet, FanDuel) are traditional bookmaking products, where we act as the bookmaker, offering odds on outcomes and taking bets from customers. The odds we offer apply an expected margin, designed to enable us to retain a net return after settlement of all bets. Betfair Exchange is a platform which enables customers to bet against each other. Unlike a traditional sportsbook, we do not take any risk on the outcome of an event and instead earn a commission for facilitating the matching of customer bets. TVG business operates an advanced deposit wagering (ADW) service in the US. Our platform accepts wagers from customers and places them into tack-based pools. We take no risk on the outcome of the event but earn commission from the pool operators on the wagers we forward. Daily Fantasy Sports (DFS) Our FanDuel business operates a DFS service where customers select virtual teams of athletes to play against each other for a pre-determined prize pool. The athletes earn points based on their real-life performances and the customer team with the highest number of points wins the contest. We take a commission from the prize pool when the contest ends. Gaming Gaming involves customers betting on a range of skill-based games, games of chance and peer-to-peer games. These include online casino, poker, bingo and games, along with machine gaming terminals in our UK retail betting shops. Some of these games involve customers betting “against the house”, with a fixed-odds margin applied, and for others, like poker, we facilitate the game between customers and take a commission. 7m+ Active customers £243m 2019 cash returns to shareholders 9,153 Total number of global employees £523m Gaming, corporation & other taxes paid in 2019 65 Memoranda of understanding with governing bodies Customers During 2019, over 7 million active customers played our products online and enjoyed visiting our betting shops. They benefit from market-leading value, promotions, product choice and innovation in their betting with the customer experience and responsible gambling mindset at the heart of every decision-making process. Shareholders As a publicly listed company we have a long-standing track record of delivering strong returns to shareholders and during 2019, we returned £243m through ordinary dividends and share buybacks. See Dividends on page 93 Employees At 31 December 2019, we employed 9,153 people across 18 global offices and in 623 Paddy Power betting shops and 7 FanDuel betting shops. This creates significant economic benefit in the regions in which we operate. See People and culture on page 24 to 27 Economic contribution We make a significant financial contribution to the territories in which we operate, paying £523m in gaming, corporation and other taxes in 2019. Sports We support sports via commercial partnerships, product fees (racing), sponsorship, betting integrity services and charitable support for grassroots sports activities. Communities Delivering our products in the safest possible way, and creating a “race to the top” mindset around responsible gambling practices in all markets in which we operate is the single most important part of our community relationships. However, we are also committed to making a positive contribution to the communities in which we operate through our social responsibility and charity programmes. In 2019 the focus for our Corporate Social Responsibility (CSR) activity was around mental health which involved working with relevant charities across European markets to both provide training for front line staff on how to recognise and support vulnerable people, resilience training for employees and charity fundraising. See Responsible gambling and Corporate Social Responsibility on page 20 to 23 13

Flutter Entertainment plc Annual Report & Accounts 2019

Market Review

The recent trend by governments, both national and local, to introduce "regulate and tax" regimes is leading to an opening up of additional regulated online markets.

c.£345bn
Estimated total market value

10%
CAGR* in the five years to 2019

c.12%
Of the total market is online

Global market with a long runway of growth

The global betting and gaming market incorporates a wide array of products and services including sports betting, lotteries, casino games, poker and bingo. These products are offered in both land-based venues (such as casinos, betting shops and race tracks) and across online/mobile/telephone channels. The total market is estimated to be worth c. £345bn.

Since the late 1990s, online channels have grown strongly (estimated CAGR* of 10% in the five years to 2019) with online now representing c. 12% of the total market. The growth in the online market has been driven by several key drivers, namely:

- the expansion of the overall market due to ongoing product development and innovation;
- the ongoing growth in global smartphone penetration, which has led to better availability of mobile products;
- the structural migration of customers from retail to online in many markets; and
- a continuous improvement in the quality of products available, with betting apps providing greater convenience and a better overall user experience for customers.

We believe that the online sector still has a long runway of growth ahead of it, with each one percentage point migration from offline to online contributing c. £3bn (or 8%) to overall online market growth.

How the sector is regulated varies significantly across the world, with a spectrum from markets where gambling is explicitly prohibited, to government-owned monopolies, to licensed industries that are fully open to commercial operators. There also remain many markets where governments are yet to legislate for online products and as such the regulatory picture in these markets remains grey.

Encouragingly, the recent trend by governments, both national and local, to introduce "regulate and tax" regimes is leading to an opening up of additional regulated online markets. The repeal of the federal ban on sports betting in the US and the Brazilian government announcing its intention to regulate sports betting are two examples of this trend. In the last two years alone, markets with a total potential online customer base of over 400m adults have either introduced regulation, or been given the authority to do so.

UK & Ireland

Combined the UK and Ireland represent our largest market in terms of revenue, representing 51% of total Group revenue. These revenues are derived from our two online brands; Paddy Power and Betfair as well as the Paddy Power retail estate of 623 betting shops, known as licensed betting offices ("LBOs").

The UK is a relatively mature gambling market but remains highly competitive across both sports and gaming verticals. It is fully regulated and is estimated to be worth approximately £14bn annually (including lottery). The UK online sports and gaming market is worth c. £5bn with the UK retail market worth c. £3bn. We estimate the UK online market is growing at 4-5% per annum. Following the introduction of a new £2 staking limit on fixed odds betting terminals ("FOBTs") in April 2019, the retail UK market has experienced a significant number of shop closures. As of now, we estimate that c. 900 shops have been closed across the industry, representing c. 10% of the total number of shops in the UK. We believe it is likely that more shops will be closed by competitors in due course.

The Irish market consists of both land-based and online channels. Unlike the UK, however, retail operations in Ireland do not offer gaming products such as FOBTs. The Irish online sports and gaming market is worth c. €350m, slightly larger than the Irish retail market which is worth an estimated €340m.



Left Paddy Power took the Japan Rugby World Cup by storm with an eclectic line up of ambassadors featuring Ruby Walsh, Donncha O'Callaghan and WWE Champion Sheamus.

14

Strategic Report The Group is the largest online betting operator across the UK and Ireland with an estimated 14% share of the online market, and an estimated 21% share of the online sports market. We operate approximately 7% of the LBOs across the UK and Ireland, being the largest retail betting operator in Ireland and the fifth-largest in the UK by shop numbers. Australia Australia is the Group’s second-largest market by revenue, representing 21% of total Group revenue via our market-leading Sportsbet brand. The Group holds an estimated 27% share of the highly competitive Australian online market. The Australian sports betting market is fully regulated and is worth an estimated A$5bn, with online and mobile accounting for almost 69% of the total market. Online market growth has averaged c. 15% per annum in recent years but has moderated in 2019 to c. 10%. This growth is driven by migration from retail to online, ongoing product development, increased smartphone penetration and growth in the popularity of sports betting. Online gaming is not currently permitted in Australia. US The US market represents 18% of total Group revenue. Traditionally the market has been predominantly land-based, with online sports betting (horse racing) and gaming only available on a very limited basis at state level. In May 2018 the US Supreme Court overturned the Professional and Amateur Sports Act (“PASPA”), which effectively imposed a federal ban on sports betting across 46 US states. By December 2019, legislation has been passed in 19 states while further states have indicated their intention to legislate for sports betting in the future. The American Gaming Association estimates that the US sports betting market is worth US$150bn in stakes each year, with only a small fraction of that accruing to licensed operators currently. The FanDuel sportbook has a retail presence in 6 states and is live online in 4. During 2019 c. US$900m of sports betting revenue was generated, with 57% from online and mobile channels. New Jersey, Pennsylvania and Nevada are the largest markets and on a combined basis account for 82% of total revenue (94% of online). FanDuel is live online in New Jersey, Pennsylvania, West Virginia and Indiana. In the first full calendar year of regulated online sports betting in New Jersey, the market generated US$244m of revenue (2018: US$54m), of which the Group had a 45% market share. The comparable numbers for the first 7 months of regulated sports betting in Pennsylvania were US$71m in online market revenues and a 49% market share. Online casino is also regulated in New Jersey and following the regulation of sports betting, growth of this market has accelerated rapidly due to cross-sell from sports customers. The market grew 67% in 2019 to US$462m revenues with the Group holding a 17% market share. Fantasy sports are also popular in the market with the daily fantasy sports (“DFS”) market estimated to be worth approximately US$300m. The Advanced Deposit Wagering (“ADW”) horse racing market is online and phone only and is estimated to be worth c. US$5bn in stakes. The Group has held a strong position in these traditional markets, participating in the DFS market via its FanDuel brand (estimated c. 40% market share) and the ADW market via its TVG brand (estimated 33% market share). Below The FanDuel sportsbook has a retail presence in 6 states and is live online in 4. Europe & International The Group currently has licenses to operate in several regulated European markets through the Betfair brand, including Denmark, Italy, Malta, Romania, Spain and Sweden; and in Georgia through the Adjarabet brand. In totality, Betfair accepts bets from over 100 countries and sees good scope to grow our presence in these markets over time. Some of the bigger online markets are as follows: The Spanish online betting market was regulated in 2012 and is worth an estimated €700m. The Group has a mid single digit market share of the market. Italy is the largest fully-regulated continental European online betting market, worth an estimated €1.7bn. The Group currently has a single digit market share of the Italian market. The Swedish online market regulated in 2018 and is worth an estimated £700m, with the Group having an estimated single digit market share. The Georgian online market is regulated and worth an estimated £180m. The Group currently has an estimated 40% market share via the Adjarabet brand. We estimate that we have a single digit share of the nascent online betting and gaming markets in Denmark and Romania. The Group also operates in several grey international markets through the Betfair brand; the most significant being Brazil where we estimate we have a single digit market share currently. All market share figures are as at 31 December 2019. US market revenues are given in gross gaming revenues, which varies from the traditional net gaming revenue figures given elsewhere Sources: UK Gambling Commission, H2GC, Aigmeg, Internal Group analysis, Regulus Partners. * CAGR: Compound annual growth rate. 15

Our Strategy Growing a more diversifid sustainable business Our vision To be a global leader in online sports betting and gaming, combining a diversified portfolio of strong national brands with the world’s leading betting Exchange. We have a clear four pillar strategy to capitalise on the sector’s opportunities underpinned by responsible gambling. Our strategic pillars are supported by: Maximise profitable growth in our core markets Grow our business in the rest of the world Attain podium positions in additional regulated markets Pursue the US opportunity rigorously Our purpose To deliver a vibrant and safe sports betting and gaming experience to our customers around the world, while building long-term value for our shareholders in a sustainable and responsible way. These pillars are supported by investment in our key enablers, namely our people, products and technology. Our approach is underpinned by our core values; to operate responsibly and with a customer-centric focus. Flutter Entertainment plc Annual Report & Accounts 2019 16 16

Strategic Report

Maximise profitable growth in core markets

In our core markets (UK, Ireland and Australia) we have leading positions that enable us to generate and grow our profit and cash-flows. We are focused on maximising both by ensuring we:

- Invest in our leading customer propositions (product, value and promotions)
- Leverage our distinct assets (iconic brands and the world's leading betting Exchange)
- Collaborate with our peers on regulatory developments
- Strive to be best in class from a responsible gambling perspective
- Focus on operating efficiently to increase returns

We are confident that successful execution against these targets will deliver growth for our core businesses, generate positive returns on marketing investment and achieve good operating leverage.

Grow our business in the rest of the world

Betfair currently operates in a large number of international markets, predominantly appealing to customers through the brand's unique customer value proposition. We continue to invest in our technology and product offering to serve our international customers. We believe that there is still a considerable runway of growth for the Group from international markets through:

- Building an efficient global product that offers tailored regional customer propositions
- Investing further in regional promotional and marketing spend on a returns-based approach
- Leveraging our global scale and technology platform to minimise the cost to serve customers

Successful execution of this strategy should increase the Group's international diversification, while ensuring that the Group's overall profitability is not exposed to any material concentration of revenues within particular markets. The nature of the Exchange liquidity ecosystem also means that growing international revenues can also improve the Betfair proposition within its core markets.

Attain podium positions in additional regulated markets

We believe that having a local focus and strong brand presence are advantageous in effectively competing in local online regulated markets. Attaining a podium position in any market provides us with the customer franchise to invest in a more tailored product proposition for that market and generate greater returns.

Through successful execution of this strategy, the Group will be well positioned to take advantage of the global trend towards online regulation, increasing its diversification and ultimately expanding the number of core markets that generate sustainable cash flows.

Pursue the US opportunity rigorously

The US Supreme Court's decision to allow individual state by state sports betting in May 2018 has opened up a very significant growth opportunity that will be transformative for the sector. The pace of legislation and regulation since has been very encouraging with over a quarter of the population of the US now living in states where sports betting has been legislated for in some form. We believe that we have attained each of the key assets required to be successful in the US sports betting market including the FanDuel brand and customer database, high quality product and the Group's operation capabilities. We are confident we can maintain our market leadership in key regulated states by leveraging these assets:

- Maximise the cross-sell opportunity across all our product verticals
- Invest in the FanDuel brand to maintain our market leading awareness and attractive customer acquisition costs
- Create a flexible technology stack to deal with the complexity of US state by state regulation.

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Flutter Entertainment plc Annual Report & Accounts 2019

Our Brands

Our distinctive brands are one of our greatest strengths, enabling us to acquire, retain and engage with customers in a unique manner in all of our key markets.

PADDYPOWER.

Our Paddy Power mischief-makers continued to stir things up in 2019, kicking off the year with a TV advert for Paddy's Rewards Club with a man whose story isn't usually associated with loyalty, Rhodri Giggs. The campaign went far and wide, as the general public reacted with shock and awe. Hot on the heels of that headline-grabbing advert, Paddy Power put some more adverts up in Dublin ahead of the Ireland vs England Six Nations clash in February. Using press and out-of-home ads – as well as turning one of our shops into a "passport office" – the campaign poked fun at visiting English fans.

The biggest brand campaign of the year came in July, when Paddy Power were "revealed" as Huddersfield Town's new shirt sponsor – with a truly obnoxious logo appearing as a sash across the kit. Twitter went into meltdown in outrage with most assuming it was a prank until Huddersfield ran out onto the pitch for a pre-season friendly wearing the kit. After 48 hours of antagonising silence, Paddy Power came clean, announcing that they were actually "unsponsoring" the shirt by removing our logo completely, would be doing the same for a further four teams, and would be calling on other brands to follow suit in order to "give the shirt back to the fans". An important example of how we use mischief to make a more serious point.

To top off the year we enlisted the help of José Mourinho who starred in a Paddy Power Games advert for Daily Jackpots, with a killer script and convincing delivery to remind customers that he was the only "Special One".

sportsbet

Our iconic Aussie brand Sportsbet is still serving up betting with a healthy side of banter. Through a mix of tailored customer generosity offers, headline generating early pay-outs and product advertising around Same Race Multis, Sportsbet remains the number one brand in the market.

The brands latest dalliance into film parody saw cricketing legend Merv Hughes reprise the role of Mark "Chopper" Read to play out one of the most iconic scenes from Australian cinema. The "Grubs Subs Collector" ad went down a storm, receiving over 2m views and being awarded the best ad on YouTube in Australia for 2019.

An early pay-out on the Labor Party to win, two days before the election, to the tune of a cool A$1.3m, delivered Sportsbet some serious global news coverage but not quite for the reasons they'd hoped. With seven out of every 10 bets coming in for Labor, traders were confident enough to give punters their winnings early, but it wasn't to be as the incumbent Liberal/National coalition defied the odds to win a third three-year term. But at least everyone was talking about Sportsbet.

Finally, Sportsbet took sledging to the next level with a cheeky dig at England for voting Brexit, in the form of a 50,000 square foot crop circle just outside of Edgbaston, to remind England that the Ashes would 'Remain' in Australia.

Below A topical Brexit dig from Sportsbet with a crop circle telling England know that the Ashes would "Remain" in Australia.



Below Paddy Power brought in "The Special One" to promote their Daily Jackpots on Paddy Power Games.


SPECIAL'S BACK
JOSÉ SIGNS FOR PADDY POWER GAMES
PADDYPOWER.
GAMES

18

Strategic report


SPORTS-EQUINOX.COM
4 SPORTS.
1 FREE

Right FanDuel celebrated their "Sports Equinox" with an advert in the iconic Times Square, New York.

FANDUEL · TVG · betfair

Our brands in the US (TVG, Betfair and FanDuel) had another strong year with TVG becoming a major sponsor of the Breeders Cup for the first time and delivering a record number of activations for the brand.

FanDuel is now the number one brand in terms of awareness across both fantasy and sports betting. Marketing was taken up a gear around several high-profile sports events to ensure that continues. The launch of the NFL season saw a new advertising campaign that focused on key product features for fantasy and sportsbook customers.

In 2019, FanDuel created a celebration known as the "Sports Equinox", a unique day in the American sporting calendar where all four major US professional leagues – NFL, NHL, NBA and MLB – play on the same day – a sports fan's dream. Where better to showcase the brand and associate themselves with the day than with an enormous advert in Times Square and a $500,000 free to play competition for fantasy and sportsbook customers. The bespoke campaign and free to play game were played by over 150,000 customers, helping the day itself set a new record high Sportsbook handle.

In December the brand also launched the "Spread The Love" campaign to support the launch of sports betting in Indiana. The campaign was based on a simple mechanic that for every 250 customers who bet on the spread, the line would move by one point in customers' favour. With the campaign going viral, over 10,000 customers benefited as the spread moved from +8.5 to +51, delivering great value and an entertaining campaign that further enhanced FanDuel's brand presence in a new market.

betfair

Betfair and its diverse product offering aims to be the world's leading destination for core bettors in over 100 countries.

With the Betfair Exchange remaining at the heart of the brand, it brought on board Hollywood actor Clive Owen to spearhead the advertising campaign to create a series of slick films that use everyday situations as analogies of how the platform works.

The 40 online films ran across TV, social and digital platforms explaining features such as "setting your own odds" or "back and lay" betting.

This insight-led approach to communicating with customers led to the creation of a network of weekly betting podcasts focused on football, racing, cricket, NFL and more: "Betfair...Only Bettor".

Below Clive Owen spearheaded the Betfair Exchange campaign.



adjarabet.com

Since becoming part of the Flutter Entertainment Group in February 2019, Adjarabet has increased investment in the brand and continued to develop innovative content and exciting promotions that delight our customers. Adjarabet continues to be a leader in Georgia and is taking market share in Armenia.

Highlights include the launch of Aviator, a unique social game that customers love plus many other new games from a variety of suppliers including content from Cayetano, our in-house studio. We held the biggest draws in Georgia with a "40 car giveaway" during the summer and ended the year with "25 new years" featuring daily cash prizes.

We developed and launched a unique game called "arena", an interactive movie where customers choose how the story proceeds and win prizes. Featuring Rivaldo and many famous Georgian actors and sports stars, it has been a huge hit with over 100,000 customers watching the full one-hour movie.

100,000

Customers watched Adjarabet's interactive game movie "arena"

19

Flutter Entertainment plc Annual Report & Accounts 2019

Corporate Social Responsibility

Responsible gambling is at the heart of our business

Behaving responsibly

Responsible gambling (RG) for Flutter is fundamental to every element of the Group's strategy. Under our global strategy sits our RG strategy that is underpinned by four principles as outlined here. Across our global business, we provide an entertaining betting experience to over 7 million customers and our priority is ensuring that, during their visits to our sites and shops, they can stay in control and only bet what they can afford. However, we recognise that for a small minority of customers, gambling stops being fun, and they are at risk of harm. All markets have their own regulation and societal context, and we apply our principles in that context with the ultimate objective of building a sustainable and responsible business in each market.



Below PPB Raceday brought staff together for an afternoon of racing, ideas and learning about our customers.

THE FOUR PRINCIPLES OF OUR RESPONSIBLE GAMBLING STRATEGY ARE:

1 We build our business on customers having fun, and harmful play has no place

To ensure that all our customers gamble responsibly, we have robust and wide-ranging policies on RG and routinely engage with customers we think might be at risk. The tools we have in place range from deposit and loss limits to full self-exclusion protocols and we endeavour to make these processes as seamless and easy to use as possible. We continually assess and evolve these processes to ensure we are doing everything possible to protect our customers.

Every customer is different, and we know that not all customers will choose to proactively use our tools, so we also actively monitor our customer base using our Customer Activity and Awareness Programme (CAAP). CAAP is our proprietary machine learning model which uses an algorithm to identify potentially 'at-risk' customers based on their behaviour. This year we enhanced the model to analyse over 100 customer behaviours daily and assign risk scores to each active customer. Proactive interventions regularly take place off the back of these scores which greatly increases our ability to identify at risk customers early in the lifecycle and intervene before gambling becomes a problem for them.

2 We educate our customers and staff about responsible play

This isn't a dry, faceless process. We have real people trained to call and email customers every day to intervene when we see they may be at risk of gambling-related harm. Our specialist RG team make around 130,000 monthly RG awareness interactions across our Paddy Power and Betfair brands, and nearly 1,200 customer interaction calls per month. We have recently rolled out CAAP 2.0 to our Sportsbet customers in Australia and are developing a model for our US business. Where we are concerned about customers, we will not market to them. We have invested significantly to ensure protecting our customers is a key priority by refreshing and targeting our staff training around RG.

130,000
Monthly responsible gambling awareness interactions across our Paddy Power and Betfair brands

1,200
Customer interaction calls per month

20

Strategic Report

3 We have to talk, share and work with others to keep innovating in responsible gambling

An important part of our ongoing RG strategy is aimed at establishing the Group as one of the progressive voices in the industry and striving to raise the standards for our customers and stakeholders. We work with trade associations in all of our regulated markets, all of which have played an important role in establishing progressive, constructive self-regulation that enhances customer protection.

We made further significant steps towards driving the industry forward in 2019 by working with several leading operators in the UK to introduce industry Safer Gambling Commitments, a comprehensive set of measures devised to support the UK Gambling Commission's National Strategy to Reduce Gambling Harm.

The five core Safer Gambling Commitments are targeted to:

- prevent underage gambling and protect young people;
- increase support for treatment of gambling harm;
- strengthen and expand codes of practice for advertising and marketing;
- protect and empower our customers; and
- promote a culture of safer gambling.

To ensure that these commitments are delivered with the transparency and authenticity they are intended, we form part of an industry working group with other operators under the Betting and Gaming Council ('BGC') and will regularly report publicly on progress against these commitments.

4 We invest in always getting better at tackling the problem

In the UK we continue to drive collaboration across the industry through our membership of the newly formed Betting and Gaming Council ('BGC'). We made further progress in our RG intentions in the following areas:

Research, treatment and education

Our UK business continued to invest in RG. During 2019 we donated 0.1% of our UK gross gambling yield (GGY) to the research, education and treatment of problem gambling as encouraged by the Gambling Commission, and we would welcome the introduction of a levy to ensure all UK licensed operators do the same. In June 2019 we announced, along with the other big five operators, that we would raise our current 0.1% voluntary contribution of GGY over the next four years to 1% in 2023. This tenfold increase will reach a contribution of approximately £60m, a level which we intend to maintain in the future and we hope that the wider industry will follow suit.

Whistle-to-whistle advertising ban

In September 2019 the gambling industry followed through with its agreement to ban all pre-watershed gambling advertising during televised live sport in the UK. It is vital that we market responsibly and hope these restrictions have gone some way to address understandable concerns about the proliferation of advertising.

Responsible gambling week

We participated in the now annual joint UK and Ireland Responsible Gambling Week, collating activities across all online and retail gambling outlets across both countries. The week sees all retail and marketing changed to RG messaging as well as being displayed on site and all social media platforms. This year our Paddy Power brand used their marketing assets to create videos with ambassadors Ruby Walsh, Matt Chapman, Lizzie Kelly and Mick Fitzgerald in order to land the RG message in a way that would resonate with our audience. Events are set up internally for staff in our corporate offices, to learn from problem gambling charities we support, to make employees aware of how to spot possible signs of problem gambling but also to encourage everyone to consider how else we can improve our processes so that we can further protect our customers.

Responsible gambling charities

During 2019, we further supported the UK Government's nominated charity GambleAware, as well as committing to a four-year funding plan through our Safer Gambling Commitments for the Young Gamblers Education Trust which aims to inform, educate and safeguard young people against problem gambling.

In Ireland we are proud to have been a strong and leading advocate for the establishment of the Gambling Awareness Trust – an independent charity set up to fund research, education and treatment services to help minimise gambling-related harm in Ireland. This initiative represents a significant increase in the amount of funding available to support organisations in Ireland.

Alpha Hub

Alpha Hub is a technology start-up incubator programme led by the Emerging Technology team from our office in Cluj, Romania. The program sought to find technologies and products that complemented the internal innovation efforts around RG and help increase our capabilities across the Group. In January 2019, Mindway AI and Pamble were selected out of 210 applications from 54 countries.

- Mindway uses artificial intelligence and expert insight from clinical experts on pathological gambling, medical and psychology experts as well as researchers in addiction and addictive behaviour, to build a "digital expert" that assess customers for problem gambling behaviour. We have been able to build this into our own proprietary CAAP model to ensure our risk profiling of customers is as comprehensive as possible.
- Pamble is a companion app that uses cognitive behavioural therapy ('CBT') to help people overcome gambling addiction.

21

Flutter Entertainment plc Annual Report & Accounts 2019

Corporate Social Responsibility continued

IN ADDITION TO OUR COMMITMENT TO RG, WE FOCUS ON OTHER SOCIAL RESPONSIBILITIES:

Sustainability and environment

Business Improvement District schemes

In 2019, we participated in and funded 52 Business Improvement District schemes across the UK in partnership with local councils to combat anti-social behaviour and keep crime away from gambling.

Climate

Climate change is increasingly important for all businesses and we are in the process of developing new measures to try to reduce our footprint wherever we can. This includes refurbishing the head office sites in Dublin and London with even more efficient materials to dramatically reduce consumption levels. As you can see in the table, most of our emissions come from electricity consumption and air travel. We are also taking on recommendations from the Energy Savings Opportunity Scheme (ESOS) survey conducted this year and developing these into our medium-term property strategies.

Electricity consumption

We have been working for a number of years to ensure that, wherever possible, our shops, offices and data centres operate on renewable energy tariffs, which only use power gained from wind, water or solar. As of 2019 all UK retail stores are on renewable tariffs.

Air travel

We now voluntarily report on Scope 3 emissions by recognising our carbon flight emissions generated by business travel. We offset our 2018 flight emissions by funding an anti-deforestation project in the Peruvian Amazon called Madre de Dios which preserves 100,000 hectares of rainforest from deforestation.

>£250,000

Raised through employee volunteering activities and corporate donations to our European Charity of the Year partners

Promoting sport

UK greyhounds

In 2019, Flutter paid £1.6m to greyhound racing, following the introduction of an agreement we supported with the help of the Greyhound Board of Great Britain (GBGB) that online operators would make voluntary contributions to the British Greyhound Racing Fund. This funding helps to ensure high standards of welfare and integrity within the sport.

Horseracing

We are mindful of our responsibility to make a positive contribution to the sports we take bets on. In 2019, we contributed £14m to the UK Horseracing Betting Levy and spent over £4m on sponsorship deals with racecourses across the Group, in addition to making charitable donations to organisations such as the Injured Jockeys Fund and Racing Welfare.

UK Cash 4 Clubs

We continue to offer community sports clubs the chance to apply for grants of up to £1,000 to make improvements to their club that can take them to the next level and continue their future sustainability. This year we issued £35,000 of grants to 38 clubs, supporting a vast range of sports, from korfball to canoeing, hockey to American football. As of 2018, we also ringfenced 50% of these grants for clubs that include women's teams, to help further encourage the development of women's sports.

CASH4 CLUBS

Betfair x El Deporte

Similar to our UK Cash4Clubs, we launched the Betfair x El Deporte programme in Spain in 2018, with the endorsement of the Spanish Sport Association. In 2019, we provided €20,000 of vital funding to grassroots sports across Spain.

Below Flutter contributes to the sustainability of racing through levies, voluntary commitments and commercial partnerships.


betfair
betfai

TYPE OF EMISSIONS

	Activity	tCO_2e
Direct (Scope 1)	Gas (kWh)	253
	Diesel fuel	14
	Refrigerant (kg)	488
	Subtotal	755
Indirect Energy (Scope 2)	Electricity (kWh)	18,402
Indirect Other (Scope 3)	Business travel – flights (km)	12,351
Total gross emissions (tCO_2e)		**31,508**

SOURCES OF EMISSIONS

	2018 carbon emissions (tCO_2e)	2019 carbon emissions (tCO_2e)
Electricity	14,936	**18,402**
Business travel	7,264	**12,351**
Refrigerants	3,007	**488**
Gas and fuels	1,343	**267**
Total	**26,549**	**31,508**

22

Strategic Report



Right Paddy Power's "Fearless Jockey" statue was unveiled ahead of the Cheltenham Festival.

Empowering our people

Volunteering

Our staff participate in a range of volunteering, sporting and charity events which the business fully supports and helps organise where possible. These range from supporting homeless projects, helping at community gardening programmes to organising fundraising events for our Charity of the Year partners. Our staff are encouraged to take time out of their busy work schedules to give back to their communities.

Walking Month

Walking Month is a competition that originated in our Cluj office in 2010 and has since expanded and gone on to win awards including 'Best Tech CSR initiative' and 'Romania CSR Award for Community Involvement'. The competition is for everyone, be that individually or as part of a team, with the goal of taking as many steps as possible across the month. With money raised from registrations and throughout the month, we support local NGOs and charities in Romania that help people with issues ranging from mobility to special needs. What started as a small scheme to motivate employees to support the community has grown into a multi-office initiative which spans outside of just our employees. In 2019, there were 3,100 participants across five countries making 976 million steps which raised €100,000 for a local Romanian NGO and our European Charity of the Year partners.

New Entrepreneurs Foundation

We are a supporter and hirer of the New Entrepreneurs Foundation, a graduate scheme to create the entrepreneurs of the future. Each new entrepreneur receives advice, support, and guidance for making their bright idea into a high-growth, sustainable business.

Charity of the Year

The European Charity of the Year programme was set up in 2019 to enhance PPB's overall CSR commitments. Across our European offices, we asked our employees what cause they'd like us to support, and mental health was the choice in each of our office locations. Local mental health charities were then selected in each office location which were: Samaritans (UK&I), Richmond Foundation (Malta), Encontrar+se (Portugal), ACPOR (Romania).

The programme had three main intentions:

Further support for our customers

- Our staff who interact with customers are rigorously trained in how to deal with anyone potentially at risk of gambling-related harm. Samaritans enhanced our training by sharing their own wealth of expertise with over 50 people from our Key Accounts, RG and Customer Service teams on how to recognise vulnerable behaviour in a person, and armed them with tools and techniques to use in order to effectively intervene and where to signpost people for support if needed.
- Samaritans are now included as a support organisation on both the Paddy Power and Betfair online RG microsites and in our new RG leaflet distributed to retail stores. Samaritans leaflets have also been distributed to PP retail stores to further increase the reach of the charity.

Employee wellbeing

- On World Mental Health Day, we launched "Wellbeing in the Workplace", an online mental health training programme developed by the Samaritans, to all our European employees.
- We openly spoke about mental health at key dates throughout the year (Mental Health Awareness Week, World Mental Health Day and National Stress Awareness Day) and held workshops in each of our offices to increase awareness and understanding of common mental health issues.

Fundraising

- Over the course of the year, our total charitable giving was over £255,000 from a combination of employee fundraising activities and corporate donations.

Promoting diversity and equality

Pride sponsorship

This year Paddy Power won its first Cannes Lion award for the brand's sponsorship of Brighton and Hove Pride in 2018 where they ran an "empty bus" to highlight that there isn't a single openly gay player in the Premier League despite one in 50 people identifying in the UK as LGBTQ+. To up our game in 2019, we got current Celtic captain Scott Brown and Liverpool legend Graeme Souness to unite for a common goal against homophobia in football.

Fearless Jockey statue

To celebrate and encourage gender equality in racing, Paddy Power enlisted the help of Rachael Blackmore to unveil our Fearless Jockey statue at the Cheltenham Festival in March. Based on the "Fearless Girl", who stared down Wall Street's bull after it was unveiled in New York City, the 7.5-metre statue had an inscription etched into the plinth reading "Some jockeys have big balls. Others are just great jockeys."

Below Paddy Power continued our support of the LGBTQ+ community with the annual sponsorship of Pride festivals in Malta & Brighton and Hove.



23

Flutter Entertainment plc Annual Report & Accounts 2019 People and Culture Our diverse, high-performing teams are central to our success Diversity Diversity is a key strategic priority to help drive business growth, and focus on diversity (D&I) and inclusion initiatives has had a positive impact throughout the business. We are proud to partner with the All-in Diversity Project, an industry-driven D&I initiative, as well as communities who promote females in technology such as Girls in Tech and Girls Who Code. We have sponsored Pride events in a number of our locations. Our Sportsbet CEO, Barni Evans, has been accepted into the Male Champions of Change, a collective group of senior male leaders across Australia, tasked with driving gender equality within their organisations and the communities in which they operate. We led a very successful employer brand campaign highlighting the diversity of our employees. The ‘I am PPB’ campaign extended to ‘I am Sportsbet’ this year, using real employees to demonstrate the breadth of talent in our organisation. We had a positive response, resulting in an increased number of female applicants (up to 33% in Sportsbet and 41% in PPB). In 2019, 23% of the applicants for roles in FanDuel were female, a significant increase from prior years. We credit the increase to the multi-focused employer brand campaign which included personal testimonials from female employees and the establishment of strong partnerships with community programmes, educational institutions and government agencies. We actively promote our flexible working options, ensure our job adverts are gender neutral and set targets for balanced shortlists with our search partners. We have high engagement with unconscious bias training from all senior managers across each of our businesses. 2019 saw the successful launch of “Lean In Circles” and we continue to promote diversity and inclusion through our regular D&I events. All employees* B 9,153 A A: Male: 5,454 (60%) B: Female: 3,699 (40%) Board of Directors* B 11 A A: Male: 8 (73%) B: Female: 3 (27%) Senior management* B 297 A Left A successful employee campaign for Sportsbet. A: Male: 192 (65%) B: Female: 105 (35%) 24 Senior managers are defined in legislation as including both persons responsible for planning directly or controlling the activities of the Company (or strategically part of the Company); and any other directors of undertakings including in the consolidated accounts. For reporting purposes, as at 31 December 2019, there were 54 Group subsidiary entity board directors, comprising 5 women and 49 men. * As at 31 December 2019. 24

Strategic Report Diversity is a key strategic priority to help drive our business growth, and our focus on diversity and inclusion initiatives has had a positive impact. Right Chair Gary McGann meeting one of our many talented employees during his visit to the Malta office. We are pleased to report that: We have significantly increased the number of female applicants in all our businesses, resulting in an increase in the number of women employed in each – 29% in Sportsbet, 32% in PPB and 23% in FanDuel. In the US, 35% of our Director and above roles were filled by women and 25% of our promotional and transfer opportunities were filled by women. In Sportsbet, there was 83% positive engagement with the statement “Sportsbet values diversity”, and 78% positive engagement with the statement “I feel like I belong at Sportsbet”. In PPB, diversity was one of our highest scoring drivers of engagement. With employees scoring us 8.8 out of a possible 10 in relation to the statement “People from all backgrounds are treated fairly at PPB”. In FanDuel, there was 86% positive engagement with the statement, “people from all backgrounds are treated fairly at FanDuel”. In 2020, we will continue our focus on attracting diverse talent; however, we will enhance our plan to reinforce an inclusive environment. We are building an inclusive environment to support diversity through leadership and team member training and development. Benefi s and reward Our European employees have the power to choose the benefits that work best for them. Not everyone has the same needs and we’re definitely not a one-size-fits-all company, so our Freestyle benefits programme offers extensive choices for employees to build a benefits package that meets their needs. Employees also have the option to participate in the Group’s Save As You Earn share scheme. Our employees’ health and wellbeing really matters to us, which is why we provide a wide range of activities, including regular external speakers on health, nutrition, and a large number of sporting activities and widely attended social events from trivia nights to philanthropic activities. Across the business, our employees enjoy regular social events hosted by social committees, and employee-led groups that provide light-hearted activities tailored for each location. In FanDuel ,we offer one of the most comprehensive benefit packages seen in the US Employer Circle. Every aspect of our plan from the most traditional (health and welfare) to the alternative (flexible working) is state of the art and clearly establishes us as an employer of choice. We have a fully company-funded health and welfare programme. Our maternity, paternity and family leave policies are above the US standard and retirement plans exceed the market norm. In 2019, Sportsbet moved towards a more holistic approach to benefits, with the launch of our BeWell offering. Employees receive market-leading paid parental leave, health insurance and an employee assistance programme. Additional benefits range from annual flu vaccination to external career coaching. We also host a speaker series on health and wellbeing, and hold regular “Are you OK?” days. Communication and clarity Workplace by Facebook is key to our employees staying in touch and building internal networks. It is also our core platform to deliver messages across the organisation. Our people like to stay connected and understand what is happening in the overall business and our industry. Employees in all our businesses log onto Workplace for updates on what’s happening. For Retail, we keep in touch by sending all employees a weekly newsletter called “iPaddy”, with all the need-to-know information for the week ahead. Building relationships is key to our success, so we also host regular interactive town halls, listening sessions, Q&A sessions, customer briefings and strategy roadshows. Through these channels, we encourage two-way engagement with senior leaders on a wide range of topics. These also provide opportunities for recognising and rewarding team members that live our values and bring our culture to life. We are serious about employee feedback – understanding what’s working and what’s not is essential to shaping our employee experience. In the spirit of promoting open and continuous dialogue, our employees participate in engagement surveys twice a year and in 2019 our already high engagement improved in PPB and Sportsbet. FanDuel launched their first engagement survey in 2019 with scores showing engagement at or above industry benchmarks. Survey results highlight employees’ connection to their managers, company goals and employee initiatives is particularly notable. Learning and development Development remains a key element in our employee proposition. Providing learning opportunities that are meaningful and impactful to all colleagues is a driving force of our success. Our culture encourages employees to be curious and own their careers. A number of company-wide initiatives such as Job Swing and Access All Areas provide opportunities to work with and find out more about other areas of our business. We promote customer obsession by 25

Flutter Entertainment plc Annual Report & Accounts 2019

People and Culture continued


RACING POST
BETTING SHOP MANAGER OF THE YEAR
2019

Shop Manager of the Year

A first for Paddy Power as Sandra Gilmartin won Betting Shop Manager of the Year for 2019. She won the judges over with her passion for not only providing customers with the highest level of service, but also taking responsibilty for looking after them and offering support where appropriate.

offering all employees the opportunity to be closer to the customer and learn more about our products. Regular Hackathon, Ideas Days and inspirational talks from external speakers provide more opportunities for employees to grow. In Sportsbet we host an annual customer summit where all team members attend to learn more about customers and make better decisions for them.

2019 saw significant investment in our leadership capability across PPB and Sportsbet to ensure they are equipped to create the right climate and bring our culture to life. In Sportsbet this led to the implementation of the leadership deal which articulates the minimum expectations of our leaders.

We have a strong commitment to global mobility and our global mobility programme provides incredible learning and career opportunities across our locations.

We maintain a suite of programmes to accelerate our talent and provide technical expertise to our specialists. Additionally, digital learning continues to be a critical component of how our employees develop their careers. We have developed partnerships with digital learning vendors such as LinkedIn Learning, Udemy and Litmos to offer online platforms with thousands of bite-size learning packages that our employees can download and watch on their desktop or smartphone.

Mandatory training is central to our commitment to being a responsible operator with the highest level of integrity.

We have a bespoke, interactive, online learning plan for our corporate and retail employees to ensure that they have the knowledge and skills on topics such as integrity, responsible gambling and anti-money laundering.

Flexible/agile working

Flexibility is important to our employees and we promote a variety of flexible working options so they can work flexibly around their hobbies, studies or commute. Our uncapped annual leave in Europe is highly valued and a sign of the trust and respect between colleagues.

In FanDuel, flexible working arrangements have been solidly embedded into our culture and business practices. Colleagues appreciate the breadth of roles that can afford a high degree of flexibility, in numerous permutations, that allow them to effectively balance demands of career and personal commitments. Offering unlimited annual leave has allowed us to stand out in the US market and it represents a significant employment attraction from entry to senior levels.

In November 2018, we asked our employees in Europe if they felt their work schedule is flexible enough to manage their personal life and we scored 8.9, which is 0.5 above the technology industry benchmark. In Australia, 79% of team members reported that Sportsbet enables them to balance work and personal life. 89% agreed that they are "genuinely supported" if they choose to make use of flexible working arrangements.

Group Code of Ethics

Building a culture where we operate responsibly, sustainably and with integrity is essential to our business. Our Code of Ethics encompasses policies on areas such as business conduct, anti-bribery and corruption, whistleblowing and equal opportunities.

Mandatory training

To ensure this Code is embedded in everything we do, all corporate employees are required to undertake regular, detailed mandatory e-learning training covering a range of areas, including responsible gambling, anti-money laundering and betting integrity, anti-bribery and corruption and information security. Retail employees also have additional specific training, for example on security and customer service.

All of our staff who interact with customers are also rigorously trained in how to monitor and recognise behaviour that could indicate someone potentially at risk of gambling-related harm, and intervene where appropriate.

Below "Get to Know the NED" – In June 2019, FanDuel's New York staff met with the Board and gained insight into the role of Non-Executive Directors.


FanDuel

26

Strategic Report

Anti-bribery and corruption

The Group is committed to maintaining the highest standards of ethics and compliance with all relevant laws wherever it does business. We do not tolerate any form of bribery or corruption and require all individuals working for us – whether employees, permanent or temporary, contractors or third parties, including associated persons that perform services on behalf of the Group, agents, intermediaries – introducers, joint ventures and partnerships to comply with anti-bribery and corruption laws and ethical standards.

We have in place policies, procedures, training, management systems and internal controls to prevent bribery and corruption occurring, including requiring due diligence to be carried out on individuals or companies who will perform services for, or on behalf of, and risk assessments of new business ventures, including in the context of bribery and corruption risk. These obligations are set out in our Code of Ethics, which all employees are required to adhere to under their contract of employment/service contracts. This also includes guidance on receiving and offering gifts and hospitality, internal gifts, political donations and contributions and charitable donations. Employees must consider the appropriateness of the giving and receiving of gifts and hospitality, which is reinforced by having different approval levels. Consideration is also given as to when, and how, charitable donations may be given going some way to address issues of conflict of interest.

A compulsory e-learning training module is also required to be completed by employees. We regularly monitor this area, including its suitability, adequacy and effectiveness, and implement improvements as appropriate.

Equal opportunities

We're committed to equal opportunities and diversity in our workplace and will not tolerate harassment, discrimination, victimisation or bullying. We recruit, employ and promote employees based on their qualifications and abilities. Our Equal Opportunities Policy states our commitment to a policy of equality of opportunity and treatment in our employment practices. We don't discriminate on any grounds, including gender, sexual orientation, marital or civil partner status, gender reassignment, race, religion or belief, colour, nationality, ethnic or national origin, disability or age, pregnancy, trade union membership, or part-time or fixed-term status and take appropriate steps to accommodate the requirements of an individual's religion, culture and domestic responsibilities.

Modern Slavery Statement

We understand that modern slavery is a global threat that imposes an intolerable burden on those affected by it. As a global operator, Flutter is committed to preventing slavery and human trafficking in all areas of our business and we expect the same commitment from our employees, contractors, suppliers and business partners.

In 2019, we focused efforts on further developing our policies on modern slavery, and on developing the tools to more effectively screen our suppliers for any instances of forced labour and human trafficking. We remain determined to expand and deepen the screening to account for the global nature of our supply chain and will continue to be proactive in monitoring our business for breaches.

Our Modern Slavery Statement can be found in full at: www.flutter.com

Human rights

We are committed to upholding the United Nations' Universal Declaration of Human Rights. We are proud to support human rights through our policies which require employees to behave ethically and to respect the human rights of our employees and other stakeholders in the business.

Health and safety

The Group recognises the importance of health and safety. We are committed to ensuring the wellbeing and safety of our employees and customers in all our corporate offices and retail betting shops, and continue to ensure that our policies and procedures comply with relevant local safety, health and welfare at work legislation, as appropriate.

We have created a Global Health and Safety Framework that will ensure a consistent and 'One' Approach to health and safety management within the worldwide organisation. Key to this is the creation and delivery of a Three Year Strategic Roadmap, which has resulted in the development of Global Policies, Standards and Procedures which will drive compliance within the brands, regions and countries where we operate and ultimately an improved safety culture across our operations.

Utilising our iLearn online training platform and through focused campaigns, we are providing our teams with the tools, understanding and capability to carry out their activities and roles safely and in compliance with both legislative and industry standards.

Right PPB Raceday in November brought together staff in all European offices with an afternoon of racing, ideas and learning about our customers.


CLICK ON
MARKET

27

Flutter Entertainment plc Annual Report & Accounts 2019 Engaging with Stakeholders Engaging with a broad range of stakeholders The Board recognises that we have a number of stakeholders including shareholders, customers, employees, governments and regulators, and the communities in which we operate. The Board is cognisant of its responsibility to understand each of their views and does this through a variety of methods, which are continually reviewed to remain effective. Updates are provided and discussed at Board and relevant Committee meetings. Throughout this Annual Report, we have provided information on some of the initiatives and approaches undertaken in relation to stakeholder engagement by the Group during 2019. The 2018 UK Corporate Governance Code (the ‘2018 UK Code’) reinforced the importance of the Board understanding the views of the Company’s key stakeholders and this section is intended to provide information on how stakeholders’ interests have been considered in board discussions and decision-making processes in accordance with the 2018 UK Code. While the 2018 UK Code makes specific reference to section 172 of the United Kingdom’s Companies Act 2006, Flutter is incorporated in Ireland and subject to the requirements of the Companies Act 2014 of Ireland rather than the 2006 UK legislation. Nonetheless, Flutter’s Board has had regard to the matters set out in its decision-making as described in this section of the Annual Report. Shareholders The Board is committed to maintaining constructive dialogue with shareholders and ensuring that it has a deep understanding of their views. It also recognises that shareholders consider a range of environmental, social and governance matters. The Chair, on behalf of the Board, meets shareholders without management present and reports to the Board on these discussions. All Directors are also available to meet institutional investors on request. The Board receives updates on the shareholder engagement and analyst commentary and in 2019 also received presentations from corporate brokers on investor perceptions and generally in relation to capital markets. KEY INVESTOR EVENTS IN 2019 March 2018 Preliminary Results Analyst and investor presentation followed by an investor roadshow Attendance at investor conferences Corporate governance calls with proxy advisory agencies US investor day on FanDuel division April Attendance at investor conferences May Q1 2019 trading update µ AGM 2019 June Attendance at investor conferences Some of the activities undertaken during 2019 are summarised below: – A full programme of engagement with shareholders, potential shareholders and analysts, across the UK, Ireland, US and overseas, was undertaken by a combination of the Chief Executive Officer, the Chief Financial Officer, other key management and the Investor Relations team (including attendance at investor conferences, facilitating site and shop visits and ad-hoc meetings). The Executive Directors presented to, and met with, our largest shareholders, as well as sell-side analysts following the full and half-year results and trading updates and also attended a number of investor conferences and roadshows. The Chairengagedwithkeyshareholders and proxy advisory agencies on corporate governance matters. August 2019 half-year results Analyst and investor presentation followed by an investor roadshow October Announcement of Flutter Entertainment plc and The Stars Group combination Analyst and investor presentation followed by an investor roadshow Corporate governance meetings with shareholders and proxy advisory agencies November Q3 2019 trading update US investor roadshow Governance meetings with investors December Attendance at investor conferences 28

Strategic Report

- The Chair and Remuneration Committee Chair held a number of follow up meetings with our larger investors on remuneration related matters (see page 73), as well as on corporate governance topics in general, including talent retention and succession planning at both Board and Executive Committee level, our risks and responsible gambling.
- Private individual shareholders were communicated with via the Company Secretary's office.

Current substantial shareholders are set out on page 92

AGM

All of our Directors attended the 2019 AGM and an average of 61.95% of the total issued share capital was voted across all resolutions. A presentation was given to attending shareholders at the 2019 AGM on the new Flutter branding and rationale behind the name change.

Our 2020 AGM will be held on Thursday 14 May 2020. A letter from the Chair and the Notice convening the AGM will be sent to shareholders and will be available at:

www.flutter.com/investors/shareholder-centre/agm

All Directors attend the AGM with the Chair and each Committee Chair making themselves available to take questions from shareholders. Separate resolutions are proposed on each item of business.

Website and shareholder communications

Further details on the Group, our business and key financial dates can be found on our corporate website:

www.flutter.com/investors

Below Celtic captain Scott Brown took part in Paddy Power's campaign to unite against homophobia in football.



Customers

We take a proactive approach to communication with customers on the topic of responsible gambling. An example of how we have improved our communication in 2019 is given on pages 32 to 33. To ensure the Board is adequately briefed on the matter, updates are provided to the Board and Board Committees by the Chief Executive Officer as well as presentations from other members of senior management. The Responsible Gambling team has developed risk reporting against key responsible gambling metrics. Breaches of the metrics identified must be escalated up to the Board with an immediate remediation plan. This demonstrates to front-line staff the priority which the Board ascribes to preventing gambling harm.

We also engage with our customers in a number of other ways and use this as part of research and insight into building a comprehensive understanding of our customer needs, and this is used to make decisions in relation to our products and services. Examples include social media, brand websites, focus groups, our retail shops and Paddy Power TV, customer feedback, complaints and customer service centres, as well as marketing and advertising. Again, updates are provided to the Board by the Chief Executive Officer as well as presentations from other members of senior management.

Our Strategy: pages 16 to 17

Responsible Gambling: pages 20 to 21

Sports and communities

Our corporate social responsibility strategy is focused on adding value to the communities in which we live and work. Detailed updates are provided to, and discussed by, the Risk Committee and the Board as necessary.

Corporate Social Responsibility: pages 20 to 23

Employees

The Board gains an understanding of the views of our employees and the culture of the organisation through visits to our offices, one-to-one meetings, Board presentations and via the Executive Directors. In addition, further to the requirements under the 2018 UK Code, in 2019:

(i) two Non-Executive Directors, Peter Rigby and Emer Timmons, were designated to workforce engagement; and

(ii) an employee representative was appointed on a 12-month assignment as a participant of the Company's Risk Committee as part of our Board Apprentice Programme.

Further details of (i) and (ii) are given on the following two pages.

People and Culture: pages 24 to 27

Responsible Gambling: pages 20 to 21

Suppliers

Our Procurement Policy includes a commitment to sustainable procurement and mitigation against the risk of modern slavery, anti-bribery and corruption, and data protection/privacy breaches across our supply chain. We aim to operate to the highest professional standards, treating our suppliers in a fair and reasonable manner and settling invoices promptly.

Governments and Regulators

As set out in the Risk Committee Report, substantive communications with regulators are reported to Directors via that Committee. Any relevant significant communications from financial regulators and tax authorities are discussed by the Audit Committee in line with its responsibilities. The Chief Executive Officer and the Chief Financial Officer also update the Board on other key matters as relevant.

Audit Committee and Risk Committee Reports: pages 63 to 69

29

Flutter Entertainment plc Annual Report & Accounts 2019 Engaging with Stakeholders continued empow How we are engaging with employees Our Board Apprentice Programme offs employees insights into the operation of the Board and supports the development of future leaders. Gary McGann Chair Workforce engagement forums In 2019 the Board set up an Employee Voice programme, which acts as a forum for the Board to monitor workforce engagement. Flutter has over 9,000 employees globally in various locations across four main divisions: PPB Online, PPB Retail, Sportsbet and FanDuel. The Board has appointed Emer Timmons and Peter Rigby as designated Non-Executive Directors for workforce engagement and they meet with representatives from each division throughout the year to understand workforce engagement and views. Further, the designated Non-Executive Directors also receive quarterlyupdatesonworkforce engagement from all divisions and have the opportunity to meet employees during Board visits at our various locations. This programme aims to enhance the Board’s awareness, through the designated Non-Executive Directors, of Flutter employee engagement and views, improving its ability to have regard to these interests when making decisions. Three meetings have been held in 2019, in June, July and December. The June meeting focused on our PPB Online region, in July PPB Retail and Australia and in December the US. In advance of the meetings, the designated Non-Executive Directors were provided with the most recent employee engagement survey data, attrition and turnover data, and the current employee topics as reflected in the questions asked in recent townhalls, which supported discussions between the employee representative of each division and the designated Non-Executive Directors. 30

Strategic Report er In July 2019, the Board approved our Board Apprentice Programme, which appointed an employee representative to the Risk Committee for a 12-month period. This was a newly created development opportunity intended to recognise high performers in a key leadership position in the Group, and with a strong performance track record and potential. The employee representative receives all the Risk Committee materials and participates in all meetings of the Committee except where, at the discretion of the Chair of the Committee/Company Secretary, an exception should be made. The employee representative had onboarding meetings with the Company Secretary and the Chief Risk Officer who attend all Risk Committee meetings and shared insights and context on the priorities and practical workings of the Committee. In addition, a one-to-one meeting with the Chair of the Risk Committee was facilitated to provide the employee representative further insight into the operation of the Risk Committee. Throughout this assignment, the employee representative has the opportunity to speak with members of the Committee to ask questions and take feedback that will maximise their learning opportunity. At the end of the Board Apprentice Programme, the Risk Committee Chair or Company Secretary will have a final meeting with the employee representative to reflect on the experience. It will provide an insight into the governance and strategic workings of a FTSE 100 Board Committee, a chance to get to know and work with other senior leaders and Non-Executive Directors, and perhaps most importantly, provide detailed insights into our Group risk and reputation strategic agenda, which are key priorities for our Board. Given the appointed employee representative’s senior leadership role in the Group and accountability for driving a culture that manages risk, RG and reputation to the highest levels, this Board Apprentice Programme is highly relevant and rewarding to both Flutter and the employee representative. Strategic Report 31

Flutter Entertainment plc Annual Report & Accounts 2019 32 Engaging with Stakeholders continued enab Personalised communications send a combination of awareness messages to individual customers highlighting specific tools relevant to their behaviour. 32

Strategic Report le As outlined earlier in this Annual Report, their next login. In conjunction with this, How we are engaging with customers we are focussed on improving two key areas to enhance RG measures we have in place: how we identify customers where intervention is needed; and how we interact with these customers. As part of the workstream to improve customer RG interactions, we recognised the importance of adopting a personalised approach. Historically, RG communications were using email only, had set specific templates for all customers and therefore proved less impactful in changing customer behaviours. In 2019, a new web-based messaging contact method was introduced as another layer of communication for RG awareness communications. If a customer does not open the RG awareness email communication within 48 hours of it being sent, they will receive an additional web message pop-up upon RG awareness communications are now personalised by risk levels determined by ingesting data from our CAAP model. These personalised communications send a combination of awareness messages for low to medium-risk customers, highlighting specific tools relevant to the customer behaviour. For example, should an increase in deposits be the driver behind identification in CAAP, a tailored RG deposit limit tool communication will be sent. If the behaviour were to change the following week into a pattern of higher staking, a tailored RG loss limit tool awareness email will follow. These personalised communications have proven effective to drive use of relevant RG tools and a reduction in at risk customers in the CAAP model due to regulation of customer spend levels. Strategic Report 33 33

Flutter Entertainment plc Annual Report & Accounts 2019

Operating and Financial Review

During 2019 Flutter expanded its presence in both the US and Europe, with the roll-out of online sports betting in 3 additional US states and the acquisition of Adjarabet, the market leader in online gaming in Georgia.

£385m
Underlying EBITDA[1,2]

200p
per ordinary share proposed full year dividend

Group Income Statement

	2019 £m	2019 £m (pre IFRS 16)	2018 £m	Change % (pre IFRS 16)	Proforma[4] CC[4] change %	Adjusted for tax and regulatory changes[7] YoY
Sports revenue	1,667	1,667	1,474	+13%	+10%	
Gaming revenue	473	473	399	+19%	+6%	
Total revenue	**2,140**	**2,140**	**1,873**	**+14%**	**+9%**	**+16%**
Cost of sales	(650)	(650)	(470)	+38%	+32%	
Cost of sales as a % of net revenue	*30.4%*	*30.4%*	*25.1%*	*+530bps*	*+540bps*	
Gross profit	**1,490**	**1,490**	**1,403**	**+6%**	**+1%**	
Sales and marketing	(465)	(465)	(406)	+15%	+7%	
Contribution	**1,025**	**1,025**	**997**	**+3%**	**-2%**	
Product and technology	(166)	(171)	(144)	+19%	+9%	
Operations	(378)	(409)	(343)	+19%	+12%	
Central costs	(55)	(60)	(59)	+1%	+2%	
Other operating costs	(599)	(639)	(546)	+17%	+10%	
Underlying[1] EBITDA[2]	**425**	**385**	**451**	**-15%**	**-17%**	**+12%**
Underlying EBITDA[1,2] margin	*19.9%*	*18.0%*	*24.1%*	*-610bps*	*-560bps*	
Depreciation and amortisation	(145)	(108)	(90)	+19%	+16%	
Underlying[1] operating profit	**281**	**277**	**360**	**-23%**	**-25%**	
Underlying[1] net interest expense	(14)		(4)	+294%		
Separately disclosed items	(131)		(138)	-5%		
Profit before tax	**136**		**219**	**-38%**		
Underlying[1] earnings per share	**303p**		**379p**	**-20%**		
Dividends per share	**200p**		**200p**			

These developments, coupled with good organic growth in our core operations, drove Group revenue growth of 14% to £2.1 billion. On a proforma[4], constant currency[4] basis, Group revenue growth was 9%.

Cost of sales were adversely affected by the increased gaming taxes in Ireland, the UK and Australia. The year-on-year impact of these was £73m, and this was the primary driver of cost of sales as a percentage of revenues increasing by 530bps to 30.4%.

Other operating costs increased by 17%, or 10% on a proforma[4] constant currency[4] basis. The majority of this increase reflected additional investment in the US with the equivalent organic growth for the Group (excluding US) up 3% year-on-year.

Underlying EBITDA[1,2] declined 15% to £385m, partly reflecting the ongoing investment in the US (an incremental EBITDA[2] loss of £26m) as well as additional tax and regulatory changes which cost the Group approximately £107m year-on-year. Excluding these items, Group EBITDA[2] (excluding US) would have been 19% higher.

Depreciation and amortisation increased by 19% reflecting our ongoing investment in product and technology, with a major proportion of this in the US. As a result of the factors above operating profit of £277m was 23% lower. Increased interest expense during 2019 reflects in equal measure the increased average gross debt during the year and the implementation of IFRS 16. Separately disclosed items include the amortisation of acquisition related intangible assets relating to the Paddy Power Betfair merger and costs associated with the proposed combination with The Stars Group.

The Group delivered a profit before tax of £136m (2018: £219m) after separately disclosed items, which do not relate to the usual business activity of the Group. Underlying[1] earnings per share reduced by 20% to 303 pence.



Jonathan Hill
Chief Finance Officer

34

Strategic Report


betfair EXCHANGE

PPB Online

6% revenue growth impacted by our enhanced responsible gambling initiatives

PADDYPOWER. betfair

adjarabet.com

£1bn
Revenue +6%
(2018: £948m)

£307m
Underlying EBITDA[1,2]
(2018: £316m)

£263m
Underlying[1] operating profit
(2018: £275m)

PPB Online revenues grew by 6% to just over £1bn during 2019, benefitting in part from the acquisition of Adjarabet. Revenues were flat on a proforma[4] basis. There were a number of significant factors that drove this outcome, including:

- Good underlying growth in daily active customers across our three brands of 8%
- An improvement in expected net revenue margin across sportsbook following the roll-out of country specific pricing
- The impact of enhanced responsible gambling measures which saw the Group materially reduce its revenues from high-value customers
- The impact of a series of unanticipated international market switch offs

At a brand level, good performance across Paddy Power and Adjarabet was offset by the changes we are making at Betfair. Looking at growth by product, sports revenues declined by 2% while gaming revenues grew 26%. On a proforma[4], constant currency[4] basis, gaming revenues were up 7%.

Sportsbook revenue was flat and 6% higher excluding the impact of the World Cup in 2018. Net revenue margin of 8.1% was 20bps above expected margin. The combination of the introduction of country specific pricing in Q1 (which had a material impact on low value international staking), the ongoing refinement of our risk management capabilities and changes in our customer bet mix led to expected margin improving by 90bps during the year. It should be noted that the prior year had benefitted from favourable sports results with actual margin 70bps higher than expected margin.

Exchange and B2B revenues were down 5% with market switch offs having a material impact. Adjusting for switch offs and World Cup, Exchange and B2B revenues were up 1%.

Gaming revenues grew 26%, reflecting the strong performance of Adjarabet. Gaming momentum in Paddy Power also continued to be strong with increased customer acquisition following the launch of our "Don't think you're special" campaign. Combined gaming actives across Paddy Power and Betfair were up 14% during the year. Our increased focus on responsible gambling is building a more sustainable revenue base, though this clearly reduces revenues in the short term as higher value customers are replaced with lower spending recreational customers.

Cost of sales were primarily adversely affected by the year-on-year increase in Irish betting duty and UK remote gaming duty, which cost an incremental £23m.

Sales and marketing costs reduced during 2019 due to World Cup spend in the prior year. Other operating costs increased by 11%, reflecting increased investment in product and technology during the year and the addition of Adjarabet within the Online division.

Underlying EBITDA[1,2] reduced by just 3% to £307m despite the material tax and regulatory changes, equating to an EBITDA[2] margin of 30.5% compared to 33.4% in the prior year.

Pre IFRS 16	2019 £m	2018 £m	Change %
Sportsbook stakes	**5,184**	**5,453**	**-5%**
Sportsbook net revenue margin	*8.1%*	*7.7%*	*+40bps*
Sports revenue	666	678	-2%
Gaming revenue	340	270	+26%
Total revenue	**1,006**	**948**	**+6%**
Cost of sales	(283)	(231)	+23%
Cost of sales as a % of net revenue	*28.1%*	*24.4%*	*+380bps*
Gross profit	**723**	**717**	**+1%**
Sales and marketing	(240)	(242)	-1%
Contribution	**483**	**475**	**+2%**
Product and technology	(99)	(95)	+5%
Operations	(76)	(64)	+20%
Other operating costs	(176)	(158)	+11%
Underlying EBITDA[1,2]	**307**	**316**	**-3%**
Underlying EBITDA[1,2] margin	*30.5%*	*33.4%*	*-280bps*
Depreciation and amortisation	(45)	(42)	+8%
Underlying[1] operating profit	**263**	**275**	**-4%**

35

Flutter Entertainment plc Annual Report & Accounts 2019

Operating and Financial Review continued

Australia[6]

14% revenue growth offsetting much of the material tax increases sportsbet

£446m
Revenue +14%
(2018: £403m)

£125m
Underlying EBITDA[1,2]
(2018: £137m)

£103m
Underlying[1] operating profit
(2018: £119m)

Sportsbet performed very well during 2019 against the backdrop of a step change in gaming taxes that saw cost of sales as a percentage of revenue rise from 30.1% to 40.7%. In advance of this change, the Group increased investment in customer generosity during 2018 and this strategic decision, coupled with further personalisation of the Sportsbet product offering, delivered excellent customer and revenue growth during 2019. Sportsbet grew its active customers by 9% (excluding World Cup) which in turn helped to drive revenue growth of 14%.

Stakes increased by 3% year-on-year with less customer recycling due to more bookmaker friendly results. Excluding the benefit of the World Cup, stakes were up 5%. Expected margin increased by 90 bps year-on-year, reflecting further refinement of our risk and trading capabilities as well as ongoing changes in product mix, with customers favouring higher margin products such as same game multis. Favourable sports results during 2019 resulted in a further boost of 80bps in margin though we responded to these results by giving more back to customers via increased generosity, meaning that the net increase in margin was 100bps year-on-year.

While personalisation work led to other operating costs being 9% higher during 2019, this was more than offset by savings at the sales and marketing line where we shifted spend from traditional channels to personalised digital channels. Examples of this type of promotional spend during the year include our popular "Justice Refund" campaign where we returned money to our customers through free bets. Sales and marketing costs therefore reduced 9% compared with 2018.

Underlying EBITDA[1,2] reduced by £12m to £125m, offsetting much of the additional £50m in incremental taxes and product fees. Adjusting for these additional costs, underlying EBITDA[1,2] was 49% higher in constant currency[4] terms.

Pre IFRS 16	2019 £m	2018 £m	Change % £	Change % A$
Sportsbook stakes	**4,298**	**4,308**	**Flat**	**+3%**
Sportsbook net revenue margin	*10.4%*	*9.4%*	*+100bps*	*+100bps*
Total revenue	**446**	**403**	**+11%**	**+14%**
Cost of sales	(182)	(121)	+50%	+54%
Cost of sales as a % of net revenue	*40.7%*	*30.1%*	*+1060bps*	*+1070bps*
Gross profit	**264**	**282**	**-6%**	**-3%**
Sales and marketing	(73)	(82)	-11%	-9%
Contribution	**191**	**199**	**-4%**	**-1%**
Product and technology	(21)	(20)	+5%	+7%
Operations	(45)	(42)	+7%	+10%
Other operating costs	(67)	(62)	+7%	+9%
Underlying EBITDA[1,2]	**125**	**137**	**-9%**	**-6%**
Underlying EBITDA[1,2] margin	*28.0%*	*34.0%*	*-600bps*	*-590bps*
Depreciation and amortisation	(21)	(18)	+22%	+25%
Underlying[1] operating profit	**103**	**119**	**-13%**	**-11%**




NRL
ROUND 25
10 UP YOU WIN!
WE'LL PAY OUT HEAD TO HEAD BETS AS SOON AS YOUR TEAM GOES 10 POINTS UP

Above Continued personalisation of Sportsbet product offering and customer promotions.

36

Strategic Report


FANDUEL SPORTSBOOK
FANDUEL SPORTSBOOK

US[6]

#1 online sportsbook and #1 online casino; 44% online share in states where FanDuel was live during 2019

FANDUEL betfair TVG

£376m
Proforma[4] revenue +54%
(2018: £236m)

£40m
Proforma[4] underlying EBITDA[1,2] loss
(2018: £15m loss)

£60m
Proforma underlying[1] operating loss
(2018: £27m loss)

Pre IFRS 16	Reported 2019 £m	Reported 2018 £m	Proforma[4] basis 2019 £m	Proforma[4] basis 2018 £m	Change % £	Change % US$
Sportsbook stakes	**2,326**	**423**	**2,326**	**423**	**+450%**	**+446%**
Sportsbook net revenue margin	***4.4%***	*2.6%*	***4.4%***	*2.6%*	*+180bps*	*+180bps*
Sports revenue	**325**	172	**325**	216	+51%	+45%
Gaming revenue	**51**	20	**51**	20	+160%	+149%
Total revenue	**376**	**191**	**376**	**236**	**+60%**	**+54%**
Cost of sales	**(116)**	(45)	**(116)**	(50)	+132%	+124%
Cost of sales as a % of net revenue	***30.8%***	*23.3%*	***30.8%***	*21.2%*	*+960bps*	*+960bps*
Gross profit	**261**	**147**	**261**	**186**	**+40%**	**+35%**
Sales and marketing	**(145)**	(75)	**(145)**	(95)	+53%	+47%
Contribution	**115**	**72**	**115**	**91**	**+27%**	**+22%**
Product and technology	**(44)**	(23)	**(44)**	(32)	+36%	+30%
Operations	**(112)**	(63)	**(112)**	(73)	+52%	+47%
Other operating costs	**(156)**	(86)	**(156)**	(106)	+47%	+42%
Underlying EBITDA[1,2]	**(40)**	**(14)**	**(40)**	**(15)**	**n/a**	**n/a**
Underlying EBITDA[1,2] margin	***-10.7%***	*-7.6%*	***-10.7%***	*-6.3%*	*-450bps*	*-450bps*
Depreciation and amortisation	**(20)**	(11)	**(20)**	(13)	+61%	+55%
Underlying[1] operating loss	**(60)**	**(25)**	**(60)**	**(27)**	**n/a**	**n/a**

Our merger with FanDuel and the regulation of sports betting has transformed the US division. 2019 saw us expand our online sportsbook offering into 3 new states. The DFS database provided 42% of our sportsbook customers, while cross-sell to casino drove a 149% increase in gaming revenue. Ongoing investment in customer growth (350,000 sportsbook customers by year-end) resulted in an underlying EBITDA[1,2] loss of £40m.

Sportsbook: The FanDuel sportsbook generated more than £100m in sportsbook revenues during 2019 compared with £11m generated in 2018. This equated to a combined online market share of 44% in the 4 states in which FanDuel is live. By December 2019, FanDuel had become the largest national sportsbook in the US. Net revenue margin increased by 180 bps reflecting the benefits of a more geographically diverse customer base and improvements in risk and trading operations.

Casino: Our online casino materially benefited from sports betting cross-sell. Growth accelerated once we embedded casino content in the sports betting app in July and by December 54% of casino revenues were coming from sportsbook customers. This resulted in Q4 gaming revenues trebling year-on-year, equating to a 19% share of the New Jersey casino market in Q4. This was 7% higher than the comparable period in 2018.

TVG/DFS: Our established sports businesses of daily fantasy sports and TVG grew proforma[4] revenue by 4%. On a combined basis, these businesses delivered double digit contribution growth, providing significant resources for investment in sportsbook customer acquisition.

The proforma[4] constant currency[3] sales and marketing cost increase of 47% represents our investment in sportsbook customer acquisition, supplementing our existing spend on established products including daily fantasy sports. In tandem with driving daily fantasy sports revenues, this spend allows us to acquire potential future sports betting customers prior to a state regulating sports betting. On a proforma[4] basis, contribution increased from £91m in 2018 to £115m in 2019.

Excluding sales and marketing, other operating costs increased by 42% in proforma[4], constant currency[3] terms as we expanded our operating capabilities, invested in product and technology, and brought our US headcount to circa 1,000 employees.

37

Flutter Entertainment plc Annual Report & Accounts 2019

Operating and Financial Review continued

PPB Retail

The introduction of a £2 staking limit on gaming machines and an increase in taxes resulted in a 26% reduction in EBITDA

PADDYPOWER.

£312m
Revenue
(2018: £331m)

£53m
Underlying EBITDA[1,2]
(2018: £72m)

£32m
Underlying[1] operating profit
(2018: £51m)

Pre IFRS 16	2019 £m	2018 £m	Change %
Sportsbook stakes	**1,793**	**1,779**	**+1%**
Sportsbook net revenue margin	*12.8%*	*12.5%*	*+30bps*
Sports revenue	230	222	+4%
Machine gaming revenue	82	110	-25%
Total revenue	**312**	**331**	**-6%**
Cost of sales	(70)	(73)	-5%
Cost of sales as a % of net revenue	*22.4%*	*22.1%*	*+30bps*
Gross profit	**242**	**258**	**-6%**
Sales and marketing	(7)	(7)	+4%
Contribution	**235**	**252**	**-7%**
Product and technology	(6)	(6)	+5%
Operations	(175)	(174)	+1%
Other operating costs	(182)	(180)	+1%
Underlying EBITDA[1,2]	**53**	**72**	**-26%**
Underlying EBITDA[1,2] margin	*17.1%*	*21.6%*	*-450bps*
Depreciation and amortisation	(22)	(21)	+4%
Underlying[1] operating profit	**32**	**51**	**-38%**
Shops at year end	623	626	n/a

In 2019 the introduction of a £2 staking limit on fixed odds betting terminals led to a 34% decline in gaming revenues from the 1st of April 2019 (when the change came into effect). This revenue trend has improved during the year as competitors have reduced the size of their retail estates with gaming revenues 21% lower in Q4.

Sportsbook revenue across the estate increased by 4%, with stakes growth of 1% and a 30bps improvement in net revenue margin. In UK retail, sportsbook staking was particularly strong in Q4 as our shops benefitted from competitor closures. We have continued to expand our offering in retail with the roll-out of our next generation screens across the Irish estate, providing customers with a more immersive betting experience.

The change in FOBT regulation, coupled with an increase in Irish betting duty, cost the Group £34m in EBITDA[1], resulting in a 26% reduction in underlying EBITDA[1,2].

> Our Retail division operates 623 Paddy Power betting shops with 357 shops in the UK and 266 shops in Ireland at the end of 2019.

Below Paddy Power provides customers a vibrant, sports-led retail offering.







38

Strategic Report



Taxation

Corporate income tax

The total effective tax rate for the Group after separately disclosed items was 17.5% (2018: 17.4%). This was driven by an increase in the Group's underlying[1] effective tax rate to 15.9% (2018: 14.9%). The underlying[1] effective tax rate is materially impacted by the geographic mix of profits within the Group and the incremental US loss incurred during 2019 which is not recognised for deferred tax purposes. Excluding the US, the effective tax rate was 12.8% (2018: 13.7%).

Indirect tax updates – key markets

The following tax changes which impact the profitability of the Group were implemented or announced during 2019:

1) UK

Following publication by the UK Government of its Review of Gaming Machines and Social Responsibility Measures in May 2018 the rate of remote gaming duty increased from 15% to 21% on 1 April 2019 (payable on gross online gaming revenues from UK customers).

2) Ireland

From 1 January 2019, the betting duty payable by Irish customers on sports betting stakes increased from 1% to 2% while the duty on betting exchange revenues increased from 15% to 25%.

3) Australia

Throughout 2018, various state governments announced the introduction of point of consumption taxes ('POC') and from 1 January 2019 these came into effect in New South Wales, Victoria, Western Australia and Australian Capital Territory. The overall impact of additional taxes in 2019 for the Group was an almost 11% percentage point increase in cost of sales as a % of net revenue in Australia.

During 2019 Tasmania also announced a new POC which came into effect on 1 January 2020.

4) Other regulated markets

The following tax increases were effective 1 January 2019 in less material Flutter markets:

- Online tax on sports betting in Italy increased from 22% to 24% and from 20% to 25% on online gaming
- An online gambling tax of 18% was introduced in Sweden
- Romania introduced a new 2% tax on deposits along with the 16% online revenue tax already payable

Separately disclosed items

	2019 £m	2018 £m
Amortisation of acquisition related intangible assets	**(113)**	(101)
Transaction fees	**(18)**	–
Impairment of goodwill & intangible assets	–	(27)
Gain on contingent consideration	–	11
Restructuring and strategic initiatives	–	(28)
Profit on sale of investment	–	7
Total separately disclosed items	**(131)**	(138)

Separately disclosed items do not relate to the usual business activity of the Group and therefore are excluded from underlying[1] profits.

During 2019, these included £113m of amortisation of acquired intangible assets recognised on accounting for the 2016 merger of Paddy Power and Betfair, the 2018 combination of the Group's US assets with FanDuel and the 2019 acquisition of Adjarabet.

Transaction fees during 2019 relate to costs associated with the proposed combination with The Stars Group.

39

Flutter Entertainment plc Annual Report & Accounts 2019

Operating and Financial Review continued

Cash flow and financial position

As at 31 December 2019, the Group had net debt of £265m, excluding customer balances.

Pre IFRS 16 adjustments	2019 £m	2018 £m
Underlying EBITDA[1,2]	385	451
Capex	(136)	(107)
Working capital	86	(38)
Corporation tax	(41)	(60)
Underlying[1] free cash flow	**295**	**247**
Cash flow from separately disclosed items	(13)	(1)
Free cash flow	**282**	**246**
Dividends paid	(156)	(169)
Share buyback	(87)	(415)
Acquisitions (2019 Adjarabet; 2018 FanDuel)	(102)	(71)
Legacy Greek and German tax	(40)	–
Interest and other borrowing costs	(7)	(4)
Net proceeds from issue of shares	4	10
Other	3	–
Net decrease in cash	**(104)**	**(403)**
Net (debt)/cash at start of year	**(162)**	**244**
Foreign currency exchange translation	1	(2)
Net debt at year end[5]	**(265)**	**(162)**

Net debt increased by £103m during 2019, with strong positive cash flows from operations, primarily offset by enhanced shareholder returns and the acquisition of Adjarabet.

The Group had £136m of capital expenditure during 2019 (2018: £107m). The year-on-year increase reflects on-going product development work in our online businesses and investment in additional market access in the US.

Working capital during 2019 was positively affected by material prepayments in relation to European marketing assets and US sports betting assets (c. £30m) in 2018, the expansion of our US business and the effect of incremental taxes that were introduced or increased in 2019.

Corporation tax payments reduced during 2019 to £41m, reflecting the timing of tax payments and the lower taxable profits of the Group.

Cash flow from separately disclosed items relates to costs associated with the proposed combination with The Stars Group.

During the year, £243m was returned to shareholders via dividends and share buybacks.

Payment was made to the German and Greek tax authorities relating to two contested legacy tax issues. The Group remains confident of our grounds to appeal both of these cases.

At 27 February 2019 the Group had net debt of £265m, equivalent to a leverage ratio of 0.7 times.

Dividend

The Board has proposed a final divided of 133p per share, equating to a full year dividend for 2019 of 200p (2018: 200p). The ex-dividend date will be 9 April 2020, the record date will be 14 April 2020 and payment date will be on 22 May 2020.

Outlook

2020 has begun strongly, with good customer and revenue momentum across all of our divisions.

Euro 2020 presents an excellent opportunity to engage with and acquire customers across multiple markets and we therefore anticipate that sales and marketing for PPB Online will be c. 25% of net revenue in 2020 (2019: 23.9%). Offsetting the cost of this marketing investment is our performance in retail gaming which is running ahead of our initial expectations.

PPB Online will see a number of regulatory changes this year. The annualised revenue impact of the recently announced restriction on UK credit card deposits will be c.£20-25m. We estimate that the decision to switch off a small number of B2B partners will result in a reduction in Exchange revenues, equivalent to less than 1% of Group revenues in 2020.

In the US, FanDuel continues to enjoy very strong momentum. With plans to launch and invest in our online sportsbook in at least 3 additional states in 2020 we currently expect the US EBITDA[2] outcome for 2020 to be similar to 2019.

Footnotes to the Operating and Financial Review

1. The "underlying" measures exclude separately disclosed items, that are not part of the usual business activity of the Group and are also excluded when internally evaluating performance and have been therefore reported as "separately disclosed items" (see note 4 and page 123 to the Consolidated Financial Statements).
2. EBITDA is profit before interest, tax, depreciation and amortisation expenses and is a non-GAAP measure. EBITDA throughout this Operating and Financial Review excludes the impact of IFRS 16. See Appendix 5 for a reconciliation to IFRS 16 compliant numbers. It is defined as profit for the year before depreciation and amortisation, financial income, financial expense and tax expense/credit. The Group uses EBITDA, Underlying EBITDA and Underlying operating profit to comment on its financial performance. These measures are used internally to evaluate performance, to establish strategic goals and to allocate resources. The Directors also consider that these are commonly reported and widely used by investors as an indicator of operating performance and ability to incur and service debt, and as a valuation metric. These are non-GAAP financial measures and are not prepared in accordance with IFRS and, as not uniformly defined terms, these may not be comparable with measures used by other companies to the extent they do not follow the same methodology used by the Group. Non-GAAP measures should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. All of the adjustments shown have been taken from the financial statements.
3. Constant currency ("cc") growth throughout this Operating and Financial Review is calculated by retranslating non-sterling denominated component of 2018 at 2019 exchange rates (see Appendix 4).
4. The Adjarabet and FanDuel transactions completed on 1 February 2019 and 10 July 2018 respectively. The 'Proforma' results include the Adjarabet and FanDuel fantasy sports businesses as if they had always been part of the Group, incorporating in addition to the reported results, results from pre-acquisition periods in 2018 and 2019.
5. Net debt at 31 December 2019 is comprised of gross cash excluding customer balances of £108.1m and gross borrowings of £367.3m. The comparative balance shown as at 31 December 2018 is comprised of gross cash excluding customer balances of £123.7m and borrowings of £285.4m (see Appendix 3).
6. Growth rates in the commentary are in local currency.
7. The impact of tax and regulatory change is calculated by adjusting the prior year comparative to reflect the same regulatory and tax rules that exist in the current period. This includes the impact of changes to Australian point of consumption taxes and product fees, UK machine staking limits, UK online remote gaming duty and Irish betting duty.

40

Strategic Report

Appendix 1: Divisional Key Performance Indicators

Pre IFRS 16 adjustments

	PPB Online			Australia				PPB Retail			US				Group			
€m	2019	2018	% Change	2019	2018	% Change	A$% Change	2019	2018	% Change	2019	2018	% Change	US$% Change	2019	2018	% Change	CC[1]% Change
Sportsbook stakes	**5,184**	5,453	-5%	**4,298**	4,308	Flat	+3%	**1,793**	1,779	+1%	**2,326**	423	+450%	+446%	**13,601**	11,962	+14%	+15%
Sportsbook net rev margin	***8.1%***	*7.7%*	*+40bps*	***10.4%***	*9.4%*	*+100 bps*	*+100 bps*	***12.8%***	*12.5%*	*+30bps*	***4.4%***	*2.6%*	*+180 bps*	*+180 bps*	***8.8%***	*8.8%*	*Flat*	*Flat*
Sports revenue	**666**	678	-2%	**446**	403	+11%	+14%	**230**	222	+4%	**325**	172	+89%	+83%	**1,667**	1,474	+13%	+14%
Gaming revenue	**340**	270	+26%	**–**	–	–	–	**82**	110	-25%	**51**	20	+160%	+149%	**473**	399	+19%	+18%
Total revenue	**1,006**	**948**	**+6%**	**446**	**403**	**+11%**	**+14%**	**312**	**331**	**-6%**	**376**	**191**	**+97%**	**+90%**	**2,140**	**1,873**	**+14%**	**+15%**
Cost of sales	**(283)**	(231)	+23%	**(182)**	(121)	+50%	+54%	**(70)**	(73)	-5%	**(116)**	(45)	+159%	+151%	**(650)**	(470)	+38%	+39%
Cost of sales as a % of net revenue	***28.1%***	*24.4%*	*+380 bps*	***40.7%***	*30.1%*	*+1060 bps*	*+1070 bps*	***22.4%***	*22.1%*	*+30bps*	***30.8%***	*23.3%*	*+750 bps*	*+740 bps*	***30.4%***	*25.1%*	*+530 bps*	*+530 bps*
Gross Profit	**723**	**717**	**+1%**	**264**	**282**	**-6%**	**-3%**	**242**	**258**	**-6%**	**261**	**147**	**+77%**	**+72%**	**1,490**	**1,403**	**+6%**	**+6%**
Sales & marketing	**(240)**	(242)	-1%	**(73)**	(82)	-11%	-9%	**(7)**	(7)	+4%	**(145)**	(75)	+93%	+86%	**(465)**	(406)	+15%	+14%
Contribution	**483**	**475**	**+2%**	**191**	**199**	**-4%**	**-1%**	**235**	**252**	**-7%**	**115**	**72**	**+61%**	**+57%**	**1,025**	**997**	**+3%**	**+3%**
Product & technology	**(99)**	(95)	+5%	**(21)**	(20)	+5%	+7%	**(6)**	(6)	+5%	**(44)**	(23)	+90%	+83%	**(171)**	(144)	+19%	+19%
Operations	**(76)**	(64)	+20%	**(45)**	(42)	+7%	+10%	**(175)**	(174)	+1%	**(112)**	(63)	+78%	+73%	**(409)**	(343)	+19%	+19%
Unallocated central costs															**(60)**	(59)	+1%	+2%
Other operating costs	**(176)**	**(158)**	**+11%**	**(67)**	**(62)**	**+7%**	**+9%**	**(182)**	**(180)**	**+1%**	**(156)**	**(86)**	**+81%**	**+76%**	**(639)**	**(546)**	**+17%**	**+17%**
Underlying EBITDA	**307**	**316**	**-3%**	**125**	**137**	**-9%**	**-6%**	**53**	**72**	**-26%**	**(40)**	**(14)**	**+178%**	**+168%**	**385**	**451**	**-15%**	**-14%**
Underlying EBITDA margin	***30.5%***	*33.4%*	*-280 bps*	***28.0%***	*34.0%*	*-600 bps*	*-590 bps*	***17.1%***	*21.6%*	*-450 bps*	***-10.7%***	*-7.6%*	*-310 bps*	*-310 bps*	***18.0%***	*24.1%*	*-610 bps*	*-600 bps*
Depreciation & amortisation	**(45)**	(42)	+8%	**(21)**	(18)	+22%	+25%	**(22)**	(21)	+4%	**(20)**	(11)	+92%	+84%	**(108)**	(90)	+19%	+20%
Underlying operating profit	**263**	**275**	**-4%**	**103**	**119**	**-13%**	**-11%**	**32**	**51**	**-38%**	**(60)**	**(25)**	**+142%**	**+133%**	**277**	**360**	**-23%**	**-22%**

Pre IFRS 16 adjustments

Proforma Basis

	US				Group			
€m	2019	2018	% Change	US$ % change	2019	2018	% change	CC[1]% change
Sports net revenue	**325**	216	+51%	+45%	**1,667**	1,525	+9%	+10%
Gaming net revenue	**51**	20	+160%	+149%	**478**	455	+5%	+6%
Total revenue	**376**	**236**	**+60%**	**+54%**	**2,145**	**1,980**	**+8%**	**+9%**
Cost of sales	**(116)**	(50)	+132%	+124%	**(652)**	(497)	+31%	+32%
Cost of sales as a % of net revenue	***30.8%***	*21.2%*	*+960bps*	*+960bps*	***30.4%***	*25.1%*	*+530bps*	*+540bps*
Gross Profit	**261**	**186**	**+40%**	**+35%**	**1,493**	**1,483**	**+1%**	**+1%**
Sales & marketing	**(145)**	(95)	+53%	+47%	**(466)**	(433)	+8%	+7%
Contribution	**115**	**91**	**+27%**	**+22%**	**1,027**	**1,050**	**-2%**	**-2%**
Product & technology	**(44)**	(32)	+36%	+30%	**(171)**	(156)	+9%	+9%
Operations	**(112)**	(73)	+52%	+47%	**(410)**	(365)	+12%	+12%
Unallocated central costs					**(60)**	(59)	+1%	+2%
Other operating costs	**(156)**	**(106)**	**+47%**	**+42%**	**(641)**	**(581)**	**+10%**	**+10%**
Underlying EBITDA	**(40)**	**(15)**	**n/a**	**n/a**	**386**	**470**	**-18%**	**-17%**
Underlying EBITDA margin	***-10.7%***	*-6.3%*	*-450bps*	*-450bps*	***18.0%***	*23.7%*	*-570bps*	*-560bps*
Depreciation & amortisation	**(20)**	(13)	+61%	+55%	**(108)**	(93)	+16%	+16%
Underlying operating profit	**(60)**	**(27)**	**n/a**	**n/a**	**278**	**377**	**-26%**	**-25%**

1. Constant currency ("cc") growth is calculated by retranslating non-sterling denominated component of 2018 at 2019 exchange rates (see Appendix 4). Half-yearly and quarterly divisional key performance indicators are available on our corporate website: https://www.flutter.com/investors

41

Flutter Entertainment plc Annual Report & Accounts 2019

Operating and Financial Review continued

Appendix 2: Reconciliation of reported revenue and underlying EBITDA to proforma adjusted EBITDA

	Revenue				Underlying EBITDA (pre IFRS 16 adjustments)			
€m	2019	2018	YoY %	CC YoY %	2019	2018	YoY %	CC YoY %
Reported	**2,140**	**1,873**	**+14%**	**+15%**	**385**	**451**	**-15%**	**-14%**
Inclusion of pre-acquisition Adjarabet and FanDuel results	**5**	107			**1**	19		
Proforma	**2,145**	**1,980**	**+8%**	**+9%**	**386**	**470**	**-18%**	**-17%**

Appendix 3: Reconciliation of Presented cash flow to Reported statutory cash flow

In the Operating and Financial Review the cash flow has been presented on a net cash basis. The difference between this and the reported statutory cash flow is the inclusion of borrowings to determine a net cash position and the use of the underlying EBITDA on a pre-IFRS 16 basis, as reconciled in the table below.

	Presented cash flow (pre IFRS 16 adjustments)		Adjustment to include borrowings and IFRS 16		Reported cash flow	
€m	2019	2018	2019	2018	2019	2018
Underlying EBITDA[1]	**385**	451	**40**	–	**425**	451
Capex[2]	**(136)**	(107)	**–**	–	**(136)**	(107)
Working capital[3]	**86**	(38)	**1**	–	**87**	(38)
Corporation tax	**(41)**	(60)	**–**	–	**(41)**	(60)
Underlying free cash flow	**295**	**247**	**41**	**–**	**336**	**247**
Cash flow from separately disclosed items[4]	**(13)**	(1)	**–**	–	**(13)**	(1)
Free cash flow	**282**	**246**	**41**	**–**	**323**	**246**
Dividends paid	**(156)**	(169)	**–**	–	**(156)**	(169)
Share buyback	**(87)**	(415)	**–**	–	**(87)**	(415)
Acquisitions (2019 Adjarabet; 2018 FanDuel)	**(102)**	(71)	**–**	–	**(102)**	(71)
Legacy Greek and German tax	**(40)**	–	**–**	–	**(40)**	–
Interest and other borrowing costs[5]	**(7)**	(4)	**–**	–	**(7)**	(4)
Net proceeds from issue of new shares[6]	**4**	10	**–**	–	**4**	10
Other	**3**	–	**–**	–	**3**	–
Lease liabilities paid	**–**	–	**(41)**	–	**(41)**	–
Net amounts drawn down/(repaid) on borrowings	**–**	–	**88**	223	**88**	223
Net (decrease)/increase in cash	**(104)**	**(403)**	**88**	**223**	**(16)**	**(180)**
Net cash at start of the year	**(162)**	**244**	**285**	**62**	**124**	**307**
Foreign currency exchange translation	**1**	(2)	**(1)**	(1)	**–**	(3)
Net (debt)/cash at year end	**(265)**	**(162)**	**373**	**285**	**108**	**124**

1. Underlying EBITDA (pre IFRS 16) includes the following line items in the statutory cash flow: Profit for the period, separately disclosed items, tax expense before separately disclosed items, financial income before separately disclosed items, financial expense before separately disclosed items and depreciation and amortisation before separately disclosed items. EBITDA throughout this Operating and Financial Review excludes the impact of IFRS 16. See Appendix 5 for a reconciliation to IFRS 16 compliant numbers.
2. Capex includes purchase of property, plant and equipment, purchase of intangible assets, purchase of businesses net of cash acquired (excluding Adjarabet and FanDuel acquisitions shown separately in presented cash flow), capitalised internal development expenditure, payment of contingent deferred consideration and loss on disposal of property, plant and equipment and intangible assets.
3. Working capital includes (increase)/decrease in trade and other receivables, (decrease)/increase in trade, other payables and provisions, employee equity-settled share based payments expense before separately disclosed items, and foreign currency exchange (gain)/loss.
4. Cash flow from separately disclosed items includes restructuring, transaction fees and strategic initiative costs paid.
5. Interest and other borrowing costs includes interest paid, interest received and fees in respect of borrowings facility.
6. Net proceeds from issue of new shares includes proceeds from issue of new shares.

42

Appendix 4: Reconciliation of growth rates to constant currency growth rates Sports net revenue 1,667 Gaming net revenue 473 Total net revenue 2,140 Cost of sales (650) Gross Profi 1,490 Sales and marketing (465) Product & technology (171) Operations (409) Unallocated central costs (60) Operating costs (1,105) Underlying EBITDA 385 Depreciation and amortisation (108) Underlying operating profi 277 Revenue by division PPB Online 1,006 Australia 446 PPB Retail 312 US 376 Underlying EBITDA by division PPB Online 307 Australia 125 PPB Retail 53 US (40) Unallocated central costs (60)

Operating and Financial Review continued Appendix 5: Reconciliation of underlying EBITDA and EBIT to reported statutory EBIT by division From 1 January 2019, IFRS 16 – Leases replaced IAS 17 – Leases. This means for leases previously classified as operating leases, a right of use asset and associated lease liability will be recognised going forward. The nature of the operating lease expense also changes as IFRS 16 replaces the previous operating lease expense with a depreciation charge on the asset and an interest expense on the liability. As a Group we have adopted the modified retrospective approach by not restating the comparative period. Therefore, in the Operating and Financial Review, in order to maintain comparability with the prior period, we have shown underlying EBITDA on a consistent basis with the prior period, i.e. on a pre-IFRS 16 basis with the relevant operating lease expense included within EBITDA. The impact of IFRS 16 on Group profit before tax was immaterial in the period.

Strategic Report UNDERSTANDING AND MANAGING OUR PRINCIPAL RISKS Risk Governance and Responsibilities The Board’s responsibility is: overall responsibility for overseeing the Group’s internal control and risk management processes ensuring appropriate and robust systems of internal control and risk management are in place to identify, manage and mitigate the risks to the overall viability of the Group. The Audit Committee’s responsibilities are: ensuring the integrity of the Group’s financial reporting and internal control and risk management systems and whistleblowing; and reviewing the work of the Internal Audit function and consider the reports presented by the external auditor. The Risk Committee’s responsibilities are: ensuring management and the second line risk functions are performing their roles in managing risk; ensuring the Group Risk Registers are properly maintained and managed; ensuring the material risks for the Group are being managed appropriately; ensuring the Group’s divisions are operating within the risk appetite; and ensuring emerging risks are identified, measured and monitored. The Executive Committee’s responsibilities are: identifying, assessing, monitoring, managing and mitigating risks and taking advantage of opportunities; embedding risk management in business as usual; ensuring appropriate internal controls are in place; identifying all key risks and ensuring actions to mitigate risks are implemented; and implementing policies to ensure we operate within our risk appetite. Three Lines of Defence First line Executive Committee Business operations: Management and Chief Executive Officer Establish and develop the risk and control environment Primary responsibility for day-to-day risk management Proactive management of continuous business process improvement RISK MANAGEMENT PROCESS Identify risks A robust methodology is used to identify principal risks across the Group. Assess andquantifyrisks Analyse risks and controls and evaluate the commercial, strategic, regulatory and other impacts and the likelihood of occurrence. Develop action plans to manage andmitigate risk Second line Risk Committee Oversight functions: Risk Management, Finance, HR, Legal, Compliance, and Information Security Establish Group policies and control standards within risk appetite Provide guidance, advice and direction for their implementation Monitor the appropriate execution and application of policies and procedures Monitor and reassess risk post mitigation and report Management is responsible for monitoring controls and progress of actions to manage principal risks and is supported through the Group’s Internal Audit programme which evaluates the design Third line Audit Committee Independent assurance: Internal Audit Provide independent challenge and assurance that risk is appropriately managed Systematic evaluation and monitoring of controls Identify efficiencies and process improvement opportunities

Flutter Entertainment plc Annual Report & Accounts 2019

Identifying, Managing and Mitigating our Principal Risks

Identifying our principal risks

The principal risks and uncertainties which are considered to have the potential to materially impact on the Group's long-term performance and achievement of its strategic objectives are set out on the following pages. External and internal risk factors are considered.

This is not intended to be an exhaustive and extensive analysis of all risks which may affect the Group. Additional risks and uncertainties not presently known to management, or currently deemed to be less material, may also have an adverse effect on the business.

How the inherent risk (before taking into account controls in place to mitigate it by the business) has changed over the past year:

▲ Increased risk ▶ No change in risk ▼ Decreased risk

Impact: Impact on the business if the risk materialises.

Likelihood: Likelihood of occurrence of the risk in the next three years before taking into account mitigation activities by the business.

Principal risk/uncertainty	Why we need to manage this	How we manage and mitigate the risk
Responsible gambling and safer play **Risk category:** – Reputational – Financial – Strategic **Change in risk:** New **Impact:** High **Likelihood:** High	Responsible gambling (GR) underpins every element of the Group's strategy from the products it designs and offers, through to how to communicate and market these with our customers. We want to protect players who are at risk of the potential negative effects of gambling and build a business around sustainable players and customers.	– We have a clearly defined Group RG strategy that is embedded into our business from how we identify at-risk customers through to how we interact, communicate and encourage RG tool usage. – We continue to refine our RG capabilities and have recently launched an enhanced CAAP proprietary model that enables us to identify and interact with at-risk customers. The model now monitors 114 customer behaviours daily and assigns risk scores to each active customer. – Our sites carry a leading range of tools to support customers in managing their spend and play, and we are continually working to improve and enhance our tools and site content. For example in the UK, in H2 2019 a project commenced to focus on enhancing the RG online offering to customers, making it easier for them to understand their gambling behaviour and to use RG tools. This included a refresh of the RG microsites for key brands, delivered in December 2019. – We continue to be proactive both with our own initiatives and through collaboration with our industry peers as we focus on the long-term sustainability of our operations and our industry. For example, in the UK, the CEO Safer Gambling Commitments were recently launched in November 2019 as part of the ongoing drive to ensure RG standards are raised across the industry. These commitments will deliver long term and continually enhance how our industry empowers, protects, and supports customers in safer gambling. – In July 2019, we also agreed to increase our financial support for safer gambling in the UK, raising the current 0.1% voluntary contribution of our gross gambling yield over the next four years to 1% in 2023. This additional funding will be used by various third parties to support existing treatment commitments, to educate on gambling responsibly and to continue independent research programmes. – In December 2019, the Remuneration Committee approved an RG measure based on PPB reducing revenue from at-risk customers identified by the CAAP model as medium or high-risk customers. Delivery of this measure is tied into staff bonuses, reflecting the importance we place on protecting at risk customers.
Data protection **Risk category:** – Legal and regulatory – Reputational – Financial **Change in risk:** ▲ **Impact:** High **Likelihood:** Medium	The inability to adequately protect sensitive customer data and other key data and information assets that could be leaked, exposed, hacked or transmitted resulting in customer detriment, formal investigations and/or possible litigation leading to prosecution, fines and damage to our brands.	– We have in place a number of data protection policies in order to protect the privacy rights of individuals in accordance with the relevant local data protection and privacy legislation and with GDPR. – These policies are monitored by the Legal and Data Protection teams to ensure that the business is aware of, and adheres to, industry best practice standards and relevant laws. – Technology and IT security controls are in place to restrict access to sensitive data and ensure individuals only have access to the data they need to do their job. – Annual data protection training is mandatory for all staff, as well as conducting regular training and awareness sessions for key parts of the business who handle customer and staff personal information.

46

Strategic Report

Principal risk/uncertainty	Why we need to manage this	How we manage and mitigate the risk
Regulation, licensing and regulatory compliance **Risk category:** – Commercial – Financial – Legal and regulatory – Reputational **Change in risk:** **Impact:** High **Likelihood:** High	The regulatory, taxation or legislative environment, including interpretations or practices applicable to the Group's activities in the various markets in which it operates, can make it commercially challenging for us to operate or restrict our ability to grow the business in such markets. This includes those markets where no regulatory framework exists. This industry is continually subjected to adverse regulatory headwinds. Breaches of regulations damage our reputation as well as leading to fines and investigations and can impact future growth.	– We have dedicated internal and external Legal, Compliance and Tax teams for all regions with responsibility for advising business units on these matters and working with the business to set appropriate policies, processes and controls. For the jurisdictions in which we hold a licence, the relevant Compliance teams monitor compliance with the regulatory framework and licence requirements. – Our dedicated Regulatory Affairs and Compliance teams work with regulators and governments in relation to proportionate and reasonable regulation. – As the first line, management has ultimate accountability for compliance. Training and communication strategies have focused on ensuring appropriate awareness of requirements. A risk-based approach is taken to key areas and there are appropriate second and third line functions in the business which test the systems and processes for compliance. – Management report periodically to the Audit Committee and Risk Committee (as applicable) on the application of various laws and regulations by the relevant jurisdiction to ensure that they are appropriately understood and managed. – The Group's internal and external auditors report the findings of their audit procedures to the Audit Committee on relevant compliance matters.
Cyber Security **Risk category:** – Legal and regulatory – Reputational – Technology **Change in risk:** **Impact:** High **Likelihood:** High	The inability to adequately protect customer data and other sensitive assets, as well as maintain critical services during a cyber attack could result in customer detriment, regulatory fines and revenue losses.	– The Group invests significantly in cyber security resources and controls, and works with a variety of external security specialists to ensure that security arrangements and systems are up-to-date with emerging threats. – The Group's Global Cyber Security Policy aims to align control standards across the Group in managing cyber risks, and the Global Cyber Security team continuously assesses the risks and controls around security and IT operations. – The Group has appropriate business continuity, IT disaster recovery and crisis management plans in place. The Group also maintains a level of cyber insurance cover at a Group level. – Regular training and awareness campaigns are carried out by Cyber Security and Divisional Information Security teams and annual Information security training is mandated for all staff.
Reliance on third parties and key supplier relationships **Risk category:** – Commercial – Strategic **Change in risk:** **Impact:** High **Likelihood:** Medium	We rely on third parties across our business. Managing relationships with, and performance by, key suppliers, particularly those supplying software platforms, payment processing and data to support the Group's products is key to the Group's strategic objectives. This includes ensuring third parties comply with our policies.	– Where possible, we limit reliance on a single supplier to reduce potential single points of failure. – The Group has strong commercial relationships with its key suppliers. Contracts and service level agreements are in place with third parties and are subject to regular review. Proposed new contracts are passed through a procurement process to ensure adequate protection for the Group. – The Group monitors the performance of third-party suppliers in order to ensure the efficiency and quality of contract performance.
Business continuity planning **Risk category:** – Commercial – Technology **Change in risk:** **Impact:** High **Likelihood:** Low	The ability of the Group to recover from severe disruption to business operations, premises and/or resources is paramount. A significant disruption to one of our offices can cause potential reduction in revenue and loss of customers.	– We have business continuity plans in place for all critical areas of the business. – We regularly review and test these business continuity plans (BCP) and continue to enhance our business continuity capability. – A BCP Steering Committee has oversight of the management and improvement of the BCPs. – A BCP risk register is maintained and tracks progress in our business continuity planning. – The increase in adverse weather events across the Group's locations have increased the need to better manage this risk but we have in place continuity plans to manage such events and these have been successfully tested.

47

Flutter Entertainment plc Annual Report & Accounts 2019

Identifying, Managing and Mitigating our Principal Risks continued

Principal risk/uncertainty	Why we need to manage this	How we manage and mitigate the risk
Technology systems stability and availability, and disaster recovery **Risk category:** – Commercial – Reputational – Technology **Change in risk:** ▶ **Impact:** High **Likelihood:** Medium	Our operations are dependent on technology and advanced IT systems and any damage or failure to these could reduce revenue and harm our business reputation. Reduced availability of our products arising from software, infrastructure and system issues could result in a poor customer experience and may have an impact on customer loyalty affecting our ability to grow the business. Delays in restoring services following a major disruption could result in loss of customers and reputational damage.	– We continuously invest in a cost-effective technology platform to ensure stability and availability, to eliminate single points of failure and improve performance. – In PPB, our single technology platform means customers are interfaced onto a single platform, which has increased resilience. – Key metrics are in place to monitor key systems and platforms globally and identify potential emerging issues for all divisions. – There is a formal incident management process for identifying, escalating and resolving issues and a post-incident process to ensure that similar issues cannot happen again. – Robust development and change management processes help reduce the risk of unplanned outages. – We continue to invest in and test our disaster recovery capability for our key products across the Group. Where possible, we have failover solutions available and seek to limit single points of failure.
Key employees recruitment and retention **Risk category:** – Commercial – Strategic **Change in risk:** ▶ **Impact:** High **Likelihood:** High	Continued success and growth is dependent on the performance of Executive Directors, senior management and other key employees. Retention and recruitment of these individuals is a key component in securing the ability to grow and develop the business. The Group's ability to continue to attract, retain and motivate committed and highly skilled employees in an intensely competitive environment is key.	– Through the Nomination and Remuneration Committee, the Board reviews key positions (namely the Executive Directors and senior management), succession and the remuneration and incentives in place. The overall remuneration structure in place for all employees is also reviewed by the Remuneration Committee. – Our HR function actively manages succession planning, talent management and the processes that are in place throughout the business to identify key roles and conduct regular appraisals, succession and talent reviews, and engagement surveys as well as career development opportunities. – All employees are subject to regular salary reviews, a comprehensive benefit package and are able to join our all-employee Save As You Earn share scheme (Sharesave) (subject to local jurisdictional requirements), which provides an opportunity for them to participate in the Group's performance.
Integration and project/ change risk **Risk category:** – Strategic – Commercial – Financial **Change in risk:** New **Impact:** High **Likelihood:** Medium	A key component of our Group strategy is to grow and attain market leading positions in new and existing markets in which we operate. The failure to identify, execute or effectively integrate acquisitions or mergers, or to successfully manage change programmes associated with integrations could impact on revenue targets and impede the strategic development of the Group.	– We have dedicated business development, corporate finance and divisional management teams who continually and proactively review potential acquisitions. – All acquisition targets undergo a robust assessment to ensure their strategic fit with the business, but also to assess their long-term viability to generate positive returns. – Our dedicated corporate finance team performs a thorough internal review and evaluation process, including external due diligence, prior to completing any potential acquisitions or mergers. – Dedicated and experienced internal resources, complemented with external expertise, are put in place to manage projects and programmes associated with integrations, with direct reporting lines to the Group's Executive Committee and Board.
Market restrictions **Risk category:** – Commercial – Financial – Legal and Regulatory – Strategic **Change in risk:** ▶ **Impact:** Medium **Likelihood:** Medium	Restrictions on new or existing markets such as advertising bans, protectionist regulations or material taxation changes can impact growth plans.	– Potential changes in regulatory and taxation environments are monitored on an ongoing basis with a view to managing any changes appropriately and cost-efficiently. – The Group continues to promote transparent and effective regulations in all markets that create a level playing field. – A product prioritisation process ensures that any new regulations are complied with in a timely manner. – We continue to invest in the flexibility of our technology, which is key to us entering or remaining in markets and allowing for adaptability as market conditions change.

The Board continues to monitor the Brexit-related transition activity, and currently does not consider this to be a material risk to the business. We are a global business, geographically and product diversified, and licensed country-by-country. Specific areas considered in terms of impact include regulation, people, legal and tax impacts, and activities related to these areas are being progressed through a dedicated Brexit working group.

48

Strategic Report Governance Section Contents 50 Chair’s Governance Statement 52 Board of Directors 55 Corporate Governance Framework Roles and Responsibilities 57 2019 Board Activities 59 Effectiveness 60 Nomination Committee Report 63 Audit Committee Report 68 Risk Committee Report 70 Directors’ Remuneration Report 91 Directors’ Report 49

Flutter Entertainment plc Annual Report & Accounts 2019 GOVERNANCE OVERVIEW Chair’s Governance Statement 50 In setting the tone for the culture, values and behaviours, the Board keep the Group’s stakeholders at the heart of our decision-making process, and we remain focussed on delivery of the long-term sustainable success of the Group. Gary McGann Chair 50 Dear shareholder I am pleased to present the Corporate Governance Report for 2019, which summarises our approach to ensuring effective governance and oversight of the business and the work undertaken during 2019. Strong corporate culture and shared values are designed to drive the right behaviours throughout the Group and play an important part in delivering a sustainable, successful business in the long term. Our corporate reputation is an important element of delivering on our vision of being a global leader in online sports betting, combining a diversified portfolio of strong national brands with the world’s leading betting exchange. We also appreciate the constant need to consider the impact we can have on a wider group of stakeholders beyond investors, such as employees, customers and society, and the need to strive to achieve positive outcomes in all respects. Our approach to governance Flutter implemented the 2018 UK Corporate Governance Code (the 2018 UK Code) and the Irish Corporate Governance Annex for the year ended 31 December 2019. Flutter is committed to the highest standards of corporate governance and we regularly review our governance structures and arrangements to ensure thattheymeetbestpracticerequirements. The Boardhasresponsibility for the leadership, strategic direction and long-term success of the Group. The Board is also responsible for the stewardship of the Group, establishing the Group’s purpose, values and strategy and satisfying itself that these are aligned to the culture of the organisation. As part of our decision-making process, due regard is given to the interests of all of the Group’s stakeholders with the goal of achieving long-term Gary McGann Chair sustainable success for the business. This in turn should deliver strong shareholder value. The Board, its Committees and management, working together, and using our governance principles, provide a clear and robust framework within which decisions are made. Board composition, diversity and succession planning Nancy Cruickshank was appointed as Non-Executive Director on 15 May 2019 and Andrew Higginson was appointed as Non-Executive Director on 2 October 2019. As part of the Board renewal process, a key focus for the Board over the next 12 months continues to be Board succession planning to ensure we have the right balance of skills, knowledge and experience necessary on the Board, taking account of our business model, the sector within which we operate, the growth in scale of the Group, our geographic expansion and the proposed combination with The Stars Group. The ongoing process of Board succession is managed by the Nomination Committee, all appointments are based on merit, with appropriate consideration to diversity. The Board has a formal Board Diversity Policy in place, and considers diversity in the widest sense to include age, gender, experience, ethnicity, professional background, skills and international experience. Details on progress of Board diversity during 2019 are set out on page 54. Board eff ctiveness In accordance with requirements of the 2018 UK Code to have the Board’s performance evaluation externally facilitated at least every three years, the 2019 evaluation of the performance of the Board, its Committees and individual Directors was externally facilitated. I am pleased to report that the results of the 2019 evaluation process were positive and that a number of actions were agreed which will be implemented during the current year. Further details on the 2019 Board evaluation are set out on page 62.

Governance

Remuneration changes

Further to significant changes in our operating environment and in order to align our remuneration arrangements with our strategy, we will submit a non-binding Remuneration Policy for shareholder approval at the 2020 AGM. In drafting the proposed Remuneration Policy, the Remuneration Committee and the Board gave extensive consideration to guidelines, evolving market trends and best practice in relation to the remuneration framework. Recognising the importance of shareholder engagement, the Chair of the Remuneration Committee led a comprehensive consultation process with major shareholders and proxy advisers on the proposals contained within the proposed Remuneration Policy, which aims to promote alignment to our strategy and strike a balance between compensation being aligned with shareholders' interests and our ability to recruit, retain and motivate high-performing employees in a very competitive and regulated market place. These are further detailed in the Directors' Remuneration Report on pages 70 to 90.

Reputation and risk

Our reputation continues to be of vital importance to the Group and its various constituents. The Risk Committee focuses on the reputational impact of the Group's activities and how these are being managed, particularly in relation to responsible gambling. Both it and the Audit Committee strive to ensure that the Group's risk management processes and risk appetite are aligned to the culture of the organisation.

Stakeholder engagement

The Board has always had regard to wider stakeholders beyond shareholders and in particular to our employees. During 2019, I spent time engaging with employees through visiting our operations worldwide, while also encouraging all the Board members to do the same. In 2019, the Board undertook a visit to our FanDuel offices in New York.

Committee Chairs also spend time outside of formal meetings conducting more widespread discussions with a broad range of our stakeholders.

Both Peter Rigby (as Chair of the Remuneration Committee) and I held meetings with investors on general governance and remuneration matters during the year and details of these are discussed within this report.

Further to the requirements under the 2018 UK Code, the Board has appointed two Non-Executive Directors, Peter Rigby and Emer Timmons, to be the formal representatives for the Board in relation to appropriate engagement with our global employees, building on the current positive processes we already have in place. Progress on our workforce engagement and wider stakeholder engagement throughout 2019 is set out on pages 28 to 33.

Board priorities for 2020

The Board's objectives for 2020 are to continue to focus on our responsible gambling initiatives, including the roll-out of the CAAP 2.0 model and wider industry improvements in responsible gambling, and to consider wider environmental, social and governance matters relevant to the Group. The Board will continue to support the Executive Directors with the execution of our strategy, to focus on the attraction and retention of talented staff, succession planning increasing the diversity of the organisation and on enhancing our governance practices. The Board will support integration with The Stars Group, if approved, and remain aware and informed of cyber risks and mitigation and ensure that we continue to have regard to the interests of all of our stakeholders.

We look forward to meeting our shareholders at our AGM, which will be held on 14 May 2020 at 11.00 am in Dublin.

Gary McGann
Chair

26 February 2020

Statement of compliance

The primary (premium) listing of Flutter Entertainment plc is on the LSE, with the listing on Euronext Dublin characterised as secondary. For this reason, Flutter Entertainment plc is not subject to the same ongoing listing requirements as would apply to an Irish company with a primary listing on Euronext Dublin. For further information, shareholders should consult their financial adviser.

On behalf of the Board, I am pleased to confirm that we have fully complied with both the 2018 UK Corporate Governance Code (the 2018 UK Code) and the Irish Corporate Governance Annex (the Irish Annex) for the year ended 31 December 2019.

> The UK Code is available from the Financial Reporting Council's website: **www.frc.org.uk**

> The Irish Annex is available from Euronext Dublin's website: **www.euronext.com**

Fair, balanced and understandable

The Board believes that this Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

The Audit Committee assisted the Board with this assessment as explained on page 64. The Statement of Directors' Responsibilities appears on page 97.

Alignment with the 2018 UK Code:

> Board Leadership and Company Purpose **pages 1, 2, 12, 13 & 52 to 56**

> Division of Responsibilities **pages 55 to 56**

> Composition, Succession and Evaluation **pages 52 to 62**

> Audit, Risk and Internal Control **pages 63 to 69**

> Remuneration **pages 70 to 90**

51

Flutter Entertainment plc Annual Report & Accounts 2019

Board of Directors


1
2
3
4
5
6
7
8
9
10
11

1. Gary McGann
Chair – Independent on appointment (age 69)
N / Re / Ri

Appointed to this position
1 July 2015*

Key strengths and experience
- Extensive board experience in both the private and public sector
- Significant number of years' experience in senior finance, operations, market-facing and general management roles.

Gary was previously a Non-Executive Director of Smurfit Kappa Group, having been Group Chief Executive prior to this and having previously held a number of senior roles including President and Group Chief Operations Officer. Prior to this, he was Chief Executive of Gilbeys of Ireland and Aer Lingus Group. Gary holds BA and MSc Management degrees and is a qualified accountant FCCA.

Other current appointments
Chair of Aryzta AG

* Became a Non-Executive Director: November 2014.

Key

Committee membership	Nationality
A: Audit	UK
N: Nomination	Canada
Re: Remuneration	Ireland
Ri: Risk	Germany
B: Committee Chair	

2. Peter Jackson
Chief Executive Officer (age 44)

Appointed to this position
8 January 2018*

Key strengths and experience
- Extensive experience in leading consumer businesses with international reach within a highly regulated industry
- Technology and digital consumer sector expertise

Prior to becoming Chief Executive Officer, Peter was Chief Executive Officer of Worldpay UK, an operating division of Worldpay Group plc. He was formerly Chief Executive Officer of Travelex Group. He then joined Banco Santander as Head of Global Innovation and a Director of Santander UK Group Holdings plc. Peter's previous experience includes senior positions at Lloyds and Halifax Bank of Scotland, as well as time at McKinsey & Company. He holds an MEng degree.

Other current appointments
None

* Non-Executive Director of Betfair Group plc: April 2013 and Paddy Power Betfair plc: February 2016.

3. Jonathan Hill
Chief Financial Officer (age 51)

Appointed to this position
22 October 2018

Key strengths and experience
- Significant financial and operational experience across various industry sectors and at listed companies
- Strong knowledge in strategic planning and development of large corporate projects

Jonathan was previously the Group Chief Financial Officer at Saga plc. Prior to that, he held various senior roles within TUI Travel plc and Centrica plc and was the Group Finance Director at Bovis Homes Group plc. He is a qualified chartered accountant and spent his early career at Price Waterhouse in London.

Other current appointments
None

4. Jan Bolz
Independent Non-Executive Director (age 59)
A / Re

Appointed to this position
6 September 2017

Key strengths and experience
- Extensive senior management experience across marketing, sales and finance functions
- A wealth of global experience across the gambling and gaming industry

Jan was most recently the Chief Executive Officer of Tipico, a German sports betting business. Prior to this, Jan held several senior executive roles with Electronic Arts, including that of Vice President of Marketing and Sales for International, and Bertelsmann Music Group as Managing Director of BMG Ariola Munich.

Other current appointments
None

5. Zillah Byng-Thorne
Independent Non-Executive Director (age 45)
A / **Ri**

Appointed to this position
2 February 2016*

Key strengths and experience
- A number of years' financial and operational experience
- Strong insight into retail trends, consumer behaviour, brands and the digital and technology sector having led a consumer-facing digital business

Zillah joined Future plc in November 2013 as Chief Financial Officer and Company Secretary and was appointed as the Chief Executive in April 2014. Prior to this, she was Chief Financial Officer of Trader Media Group, Fitness First Group Ltd and Thresher Group. She is a chartered management accountant and a qualified treasurer, and holds an MA in Management Studies and an MSc in Behavioural Change.

Other current appointments
Chief Executive of Future plc and Non-Executive Director and Chair of Audit and Risk Committee of Gocompare.com Group plc

* Non-Executive Director of Betfair Group plc: September 2013.

52

Michael Cawley Independent Non-Executive Director (age 65) A / N / Ri Appointed to this position 17 July 2013 Key strengths and experience Significant experience in senior finance, leadership and operational roles Extensive regulated industry experience Michael previously held a number of senior positions at Ryanair, including Deputy Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Commercial Director. Prior to that, Michael was Group Finance Director of Gowan Group Limited, Flybondi Limited, Linked P2P Limited and Meadowbrook Heights Unlimited. He is a qualified chartered accountant and holds a Bachelor of Commerce degree. Other current appointments Chair of Hostelworld Group plc and Fáilte Ireland and Non-Executive Director of Kingspan Group plc and Ryanair Holdings plc Ian Dyson Senior Independent Director (age 57) A / N / Re Appointed to this position 2 February 2016* Key strengths and experience Has held various senior financial and operational roles and extensive listed board experience Vast knowledge of regulated businesses and the gambling and gaming sector Ian was formerly a Non-Executive Director of Punch Taverns plc, having previously been Chief Executive. Other previous positions held by him include Finance & Operations Director at Marks and Spencer Group plc, Finance Director at The Rank Group plc, Group Financial Controller of Hilton Group plc and Finance Director at Le Meridien. His early career was spent with Arthur Andersen, where he was also Partner. Ian is a qualified chartered accountant. Other current appointments Non-Executive Director and Chair of the Audit Committee of InterContinental Hotels Group plc and SSP Group plc and Senior Independent Director and Chair of the Audit Committee of ASOS plc * Non-Executive Director of Betfair Group plc: February 2010. Peter Rigby Independent Non-Executive Director (age 64) Re / Ri Appointed to this position 2 February 2016* Key strengths and experience Significant experience in operations management, brands, and mergers and acquisitions A number of years’ experience in senior finance roles and leading a highly digitalised business Peter was previously Chief Executive and, prior to that, Finance Director, of Informa plc from 1983 to 2013. Prior to this, he held the role of Finance Director for Stonehart Publications. He holds a BA in Economics and is a qualified accountant. Other current appointments None * Non-Executive Director of Betfair Group plc: April 2014. Emer Timmons Independent Non-Executive Director (age 51) A / N / Re Appointed to this position 17 May 2017 Key strengths and experience A wealth of global experience in sales, retail, distribution and operations International experience in marketing and commercial strategy Emer is Founder and CEO of ET Solutions GmbH which provides strategic engagement professional services and programmes. Previously, Emer was the Chief Marketing Officer and President of Enterprise & Strategic Sales, and prior to this, she was the President of British Telecom UK , a role she held for 10 years. She holds a degree in Maths and Economics. Other current appointments Co-Chair of Leaders as Change Agents (LACA), a new UK government-backed board, aimed at intensifying the campaign for greater diversity at senior levels in business, and provides advice to the UK Government promoting equality, diversity and inclusion. Nancy Cruickshank Independent Non-Executive Director (age 49) N / Ri Appointed to this position 15 May 2019 Key strengths and experience Extensive digital and entrepreneurial expertise A wealth of Non-Executive Director experience Nancy is a serial entrepreneur, digital leader and Non-Executive Director. She presently leads the Business Transformation programme at Carlsberg group. Her last start-up, My Showcase, was named by the Sunday Times as one of the 15 fastest-growing start-ups in the UK in 2016. The business was acquired by Miroma Group in February 2018. Nancy worked in the digital industry for over 20 years, including launching Condé Nast online in 1996, overseeing Telegraph Media Group’s Digital business and developing the Fashion & Beauty market leader, Handbag.com between 2001-2006, leading to a successful sale to Hearst Corporation in 2006. Other current appointments Senior Vice President at Carlsberg A/S and a member of the Carlsberg Group executive team. Non-Executive Director at Bango and OnMobile. Andrew Higginson Independent Non-Executive Director (age 62) N / Re Appointed to this position 2 October 2019 Key strengths and experience A wealth of Executive and Non-Executive Board-level experience Commercial, retail and leadership expertise Andrew served as an Executive Director at Tesco plc, having spent 15 years on the Main Board, first as Finance and Strategy Director, and latterly as Chief Executive of their Retailing Services business. His early career was with Unilever, Guinness, Laura Ashley and the Burton group. He was previously the Chair of Poundland Group plc and N Brown plc, Senior Independent Director of Sky plc and a Non-Executive Director of the Rugby Football Union. Other current appointments Chair of Wm Morrison Supermarkets plc and Evergreen Garden Care Limited and Non-Executive Director of Woolworths Holdings Limited (South African retailer)

Flutter Entertainment plc Annual Report & Accounts 2019

Board Diversity

Board Diversity Policy

The Board recognises the benefits of diversity to the long-term success of the Group. We are committed to ensuring the Board is sufficiently diverse and appropriately balanced. We are mindful of the reviews in this area including the Davies Review, the Parker Review and the Hampton-Alexander Review.

Objectives of the Board Diversity Policy

The Nomination Committee reviews all measurable objectives for achieving diversity on the Board and recommends them for Board adoption. At any given time, the Board may pursue one or more aspects of its diversity and measure progress accordingly.

- The Board has set a target to achieve 33% female representation on the Board by the end of 2020.
- Recognising the benefits of wider experience, consideration of Non-Executive Director candidates from various backgrounds has been taken into account when considering Non-Executive Director appointments.
- The recruitment and selection process for Non-Executive Directors ensures that longlists of potential candidates comprise at least 50% female candidates.
- The Nomination Committee only engages with search firms which are accredited under the Enhanced Code of Conduct for Executive Search Firms in Board appointments.

The Board is committed to having a diverse Board and to ensuring an open and fair recruitment and selection process for all Board appointments.

Implementation of Board Diversity Policy

All appointments to the Board are based on merit, in the context of the balance and mix of appropriate skills and experience the Board as a whole requires in order to be effective.

Diversity is a key criteria for consideration as part of the Board renewal process, and the Nomination Committee takes into account the following criteria when considering Non-Executive Director roles:

- skills, knowledge and experience in areas relevant to the operation of the Board, including professional background and international experience and having regard to Board skills gaps;
- diversity in all aspects, including age, nationality, gender, social and ethnic backgrounds, cognitive and personal strengths; and
- the need for an appropriately sized Board.

During the process of ongoing Board renewal, each or a combination of these criteria can take priority.

As part of the annual performance evaluation of the effectiveness of the Board, its Committees and individual Directors, the Nomination Committee will also consider the current and future diversity needs of the Board.

2019 Board diversity progress

- As at 31 December 2019, 27.27% of our Directors are female. While short of achieving our target of 33%, this has increased from 22.2% in 2018.
- The external search agency used during the recruitment process for the appointments of Nancy Cruickshank and Andrew Higginson was accredited under the Enhanced Voluntary Code of Conduct for Executive Search Firms.
- During 2019, the recruitment process for Non-Executive Directors considered candidates from a wide pool of experience and longlists of potential candidates comprised at least 50% female candidates.

2020 Board diversity priorities

The Board acknowledges it will not achieve our objective of 33% female representation on the Board in 2020 following the combination with The Stars Group. We remain committed to achieving this objective despite the contemporaneous nature of right sizing the Board.

During 2020, the Board will review our Board Diversity Policy, and consider the 2018 UK Code and the recommendations of the Hampton-Alexander Review regarding gender diversity and the Parker Review on ethnicity. Our policy will continue to promote an inclusive and diverse Board.

Non-Executive Directors' skills

A: Regulation and regulatory environment – **3**
B: Finance – **6**
C: Consumer services/retail – **9**
D: Gambling/gaming – **1**
E: Digital/cyber security/technology – **4**
F: Marketing/branding – **2**
G: FTSE 100 Board experience – **5**
H: Business transformation – **9**
I: M&A and integration – **7**
J: International experience (US, AU, EU) – **9**


10
9
8
7
6
5
4
3
2
1
A
B
C
D
E
F
G
H
I
J

Length of tenure
(Non-Executive Directors)*

A: 0 to 3 years
B: 3 to 6 years
C: 6 to 9 years – none
D: Over 9 years


A
B
D
4
4
1

* Includes tenure as a Non-Executive Director of Betfair Group plc or Paddy Power plc (pre-merger) where applicable.

Gender
(Executive and Non-Executive Directors)

A: Male
B: Female


A
B
73% – 8
27% – 3

Balance of independence

Non-Executive Chair*
A: Independent Non-Executive Directors**
B: Executive Directors


A
B
78% – 7
22% – 2

* Independent on appointment.
** Excluding Chairman.

54

Corporate Governance Framework, Roles and Responsibilities Each Committee Chair formally reports to the Board following their meetings and makes any recommendations to the Board in line with their Terms of Reference. Papers and minutes for all meetings are circulated to all Board members other than Directors who may be deemed to have a potential conflict of interest. Board Ian Dyson (Chair) Michael Cawley Gary McGann Emer Timmons Nancy Cruickshank Andrew Higginson Considers the structure, size and composition of the Board and its Committees and advises on succession planning for the Board and the Executive Committee and ensuring that the Board retains an appropriate mix of skills, experience, knowledge and diversity. Nomination Committee Report: pages 60 to 62 Audit Committee Chief Executive Michael Cawley (Chair) Jan Bolz Provides governance and oversight over the integrity of the Group’s financial reporting and the Group’s internal controls and risk management Officer systems, and also monitors the performance of Zillah Byng-Thorne Ian Dyson Emer Timmons internal and external audit. Audit Committee Report: pages 63 to 67 Executive Risk Committee Zillah Byng-Thorne (Chair) Michael Cawley Reviews the reputational impact of the Group’s activities and how these are being managed, the Group’s responsible gambling strategy objectives and performance, the Group’s corporate social Committee Day-to-day management of the business and operations. Execution of the strategy is Gary McGann Peter Rigby Nancy Cruickshank responsibility strategy and objectives, and our risk management activities for assurance that these are appropriate and in line with the risk appetite of the Group. Risk Committee Report: pages 68 to 69 delegated to the Chief Executive Remuneration Committee Officer and the Executive Committee. Peter Rigby (Chair) Jan Bolz Reviews all aspects of Executive remuneration, reviewing trends across the industry and setting the Directors’ Remuneration Policy, which is designed to incentivise and retain talent to support Ian Dyson Gary McGann Emer Timmons Andrew Higginson the delivery of the Group’s long-term strategy. It also sets the remuneration of the Chair, the Executive Committee and the Company Secretary and reviews the structure in place for wider workforce remuneration. 55 pages 70 to 90 Disclosure Committee Responsible for overseeing the disclosure of information by the Company to meet its obligations under the EU Market Abuse Regulation and the Central Bank of Ireland’s laws and regulations and the Financial Conduct Authority’s Listing Rules and Disclosure Guidance and Transparency Rules. Terms of Reference: www.flutter.com/ investors/corporate-governance

Corporate Governance Framework, Roles and Responsibilities continued Board of Directors Responsible for the stewardship of the Group, overseeing its conduct and affairs to create long-term sustainable success in order to generate greater cumulative value for shareholders and other stakeholders, such as employees and wider society, and to understand their views. Responsible for establishing the Group’s purpose and values and satisfying itself that these are aligned to the culture. Responsible for the Group’s strategic direction, long-term objectives and development. Discharges some of its responsibilities directly and others through its Committees and management. Approves strategic plans and annual budgets and ensures that the necessary financial and human resources are in place for the Group to meet its objectives. Maintains an oversight of the Group’s operations, financial performance and governance and ensures compliance with statutory and regulatory obligations. Determines the Group’s risk appetite and ensures that we have in place a robust system of internal control and risk management, including ensuring that material risks are being properly addressed and emerging risks are identified, measured and monitored. Responsible for ensuring that the Group has the necessary leadership team in place to efficiently execute its strategy. Non-Executive Directors (all independent) Bring a strong external perspective, advice and judgement to the Board, acting independently and constructively challenging decisions. Bring varied industry and professional backgrounds, experience, skills and expertise aligned to the needs of the Group’s business and long-term strategic objectives. Chair Gary McGann Responsible for the leadership and effectiveness of the Board, including overseeing corporate governance matters and undertaking the evaluation of the Board, its Committees and the Directors. With the Board, ensures that the Group’s culture is aligned with the Group’s purpose, values and strategy. Sets and manages the Board’s agenda, ensuring that Directors receive timely, accurate and clear information on the Group’s business and that they are fully informed of relevant matters, thereby promoting effective and constructive debate and supporting a sound decision-making process. Oversees the Board’s consideration of the Group’s strategy and the major issues facing the Group. Ensures that adequate time is available for discussion and consideration of the Group’s principal risks and their mitigation. Ensures that there is effective stakeholder engagement and the Board is kept aware of their views, in particular those of shareholders. Senior Independent Director Ian Dyson Available to liaise with shareholders in exceptional circumstances when they have concerns that have not been addressed by the Chair, the Chief Executive Officer or the Chief Financial Officer. Leads the annual performance review of the Chair and assists the Chair with the annual Board evaluation. Provides advice and support to the Chair, and serves as an intermediary for other Directors if necessary. Chief Executive Officer Peter Jackson Overall responsibility for the Group’s performance and the delivery of the Group’s strategy in consultation with the Board. Builds and leads an effective Executive Committee and oversees the Group’s business operations and management of its risks. Ensures that appropriate consideration is given to the Group’s responsibilities to all stakeholders, including its shareholders, customers and employees. Chief Financial Officer Jonathan Hill Manages the Group’s financial affairs, including the Finance, Tax, Treasury, Investor Relations, and Property and Procurement functions, as well as communication with capital markets. Supports the Chief Executive Officer in the implementation and achievement of the Group’s strategic objectives. Company Secretary Edward Traynor Ensures a good flow of timely information within the Board and its Committees and between senior management and the Non-Executive Directors. Advises the Board on legal and governance matters and ensures compliance with Board procedures. Arranges new Director inductions, Board ongoing training and assists with professional development as required. With the Chair and the Senior Independent Director, reviews the governance processes, including the Board and Committee evaluation, in terms of being fit for purpose and the consideration of any improvements to be made. Supports the Remuneration Committee with implementation of Reward outcomes. The Company Secretary is also General Counsel and oversees the Legal and Regulatory Affairs teams.

Governance

2019 Board Activities

2019 BOARD MEETINGS ATTENDANCE

Board Directors	Meetings[1] attended/ eligible to attend	% of meetings attended
Gary McGann	10/10	100%
Peter Jackson	10/10	100%
Jonathan Hill	10/10	100%
Jan Bolz	10/10	100%
Zillah Byng-Thorne	10/10	100%
Michael Cawley	10/10	100%
Nancy Cruickshank[2]	6/6	100%
Ian Dyson	10/10	100%
Andrew Higginson[3]	2/2	100%
Peter Rigby[4]	8/10	80%
Emer Timmons	10/10	100%

1. Comprises scheduled and unscheduled meetings.
2. Nancy Cruickshank was appointed to the Board on 15 May 2019.
3. Andrew Higginson was appointed to the Board on 2 October 2019.
4. Peter Rigby was unable to attend two Board meetings called at short notice at a time when Mr. Rigby had previously notified the Chair that he was uncontactable due to a prior commitment.

Board meetings

10 Board meetings were held in 2019. At each meeting, standing agenda items included updates by the Chair, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. Each Committee Chair also provided an update on their respective Committee meetings and copies of each Committee's minutes (to the extent that they contained no items which would be a potential conflict for other Directors) were circulated to the Board. In addition, during the year the Non-Executive Directors met on a number of occasions without the presence of Executive Directors.

Board and Committee members are provided with papers in a timely manner in advance of each meeting on a secure electronic portal. Each Director ensures that they have reviewed papers in advance of the meeting. Exceptionally, if a Director is unable to attend, comments are provided to the Chair or the relevant Committee Chair beforehand. If any Director has unresolved concerns about the Group or a proposed action, these are recorded in the minutes of the meeting. There were no such occasions in 2019.

GOVERNANCE IN ACTION

Responsible gambling

The Board oversees responsible gambling (RG) policies and governance and ensures consistent direction and guidance is provided against our Group RG strategic objectives. RG updates to the Board occur on a regular basis, including updates from the Chief Executive Officer and Chief Risk Officer. The Risk Committee reports to the Board on progress of the RG strategy as well as management of risks impacting our reputation. In 2019, the Risk Management function has built out the Group's risk appetite for the management of its key risks, including RG. Dedicated RG steering committees are also in place to focus on RG objectives and strategy implementation, and these steering groups report into the local senior management, and the Board Risk Committee. Further details on our RG strategy are set out on pages 20 to 21.



Board visit: FanDuel

In June 2019, the Board visited FanDuel's head office in New York. During the visit, the Board received presentations on the launch of Sportsbook in FanDuel, retail strategy, product and technology, as well as brand and marketing of the FanDuel brands. The Board also participated in an employee engagement initiative, 'Get to know the NED', which provided employees with an opportunity to spend time with the Non-Executive Directors to gain insight into the role of Non-Executive Directors on the Board.


FANDUEL
SPORTSBOOK

57

2019 Board Activities continued Key activities of the Board in 2019

Governance

Effectiveness

Director induction and development

On joining the Board, all new Directors undertake an induction programme. For Non-Executive Directors this is managed by the Chair and Company Secretary and for Executive Directors, this is managed by the Chief Executive Officer and the HR function. The primary purpose of the induction programme is to familiarise new Directors with the Group's operations and business, the regulatory environment, our stakeholders, as well as Directors' duties and our governance practices. Non-Executive Directors are encouraged to visit our international offices to gain a first-hand understanding of the culture. While there is an overall induction programme in place, this is tailored to take into account a Director's previous experience, their responsibilities and, for Non-Executive Directors, specific Committee responsibilities. This is then discussed with the Director themselves.

Ongoing training and development and advice

The Chair and Company Secretary keep under review the knowledge of each Director and their understanding of the Group to fulfil their roles on the Board and its Committees. All Directors are encouraged to request further information and support they consider necessary to fulfil their role. As part of ongoing development, legal and regulatory updates are provided as necessary for the Board and each Committee by internal and external advisers. We recognise that our Directors have a diverse range of experience, and we accordingly encourage them to attend external seminars and briefings that will assist them individually, particularly in the case of Committee Chairs. Additional knowledge is also gained through updates and briefings covering relevant areas for the business and the Group.

Each Director may obtain independent professional advice at the Company's expense in the furtherance of their duties as a Director. Each Committee is supported by the Company Secretary and his Deputy. In addition, each Committee seeks independent professional advice as required.

Time commitment

On appointment, Directors are advised of, and required to make, the necessary time commitment to discharge their responsibilities effectively. No precise timings are given as this will vary from year to year depending on activities. The Chair keeps under continual review the time each Non-Executive Director has dedicated to the Group and his own time commitment is kept under review by himself in conjunction with the Nomination Committee. This is also considered as part of the Board evaluation process. The majority of Directors are experienced board directors of public companies and all have an understanding of the time and intellectual commitment that is necessary to fulfil their commitments to the Group. Although Zillah Byng-Thorne has both an executive and a non-executive director position in addition to her being a Non-Executive Director with the Group, the Chair and the Board consider that she is able to provide sufficient time to her responsibilities. Like all our Chairs, she spends the appropriate amount of time outside of meetings preparing and meeting with key internal stakeholders.

For any Director who hasn't previously been a director of a public company, time expectations are highlighted on appointment. The Board recognises the 2018 UK Code's guidance and investors' expectations that Directors give sufficient time to discharge their responsibilities. Attendance at Board and Committee meetings is a priority. In addition to the formal scheduled meetings, there is significant other engagement by Directors. This includes private individual meetings with the Chair, the Chief Executive Officer and other Directors, as necessary.

As part of enhancing business knowledge and insight, Non-Executive Directors, in particular Committee Chairs, had meetings with other members of senior management throughout 2019. Site visits are actively encouraged and, in 2019, the whole Board visited the FanDuel offices in New York, which not only helped facilitate knowledge of the operations in their office, but also provided the Board with visibility of talent at different levels and insight into the culture within the broader business. The Chair also spent time visiting our operations in Hammersmith and Malta.

In respect of all Directors, the Chair is satisfied that their other duties and time commitments do not conflict with those as Directors of the Group and their involvement and commitment is more than sufficient to meet their Board obligations and responsibilities.

Executive Directors may hold one external non-executive directorship (but not a chairmanship) of a large public listed company (or its equivalent) but must obtain prior consent before accepting such a position. Executive Directors may retain the fees from any such directorship where practical. This is considered helpful to broaden and deepen their skills, knowledge and experience.

Conflicts of interest

The Board has formal procedures in place for managing conflicts of interest, which include an annual confirmation to this effect by all Directors. Directors are required to give advance notice of any actual or potential conflicts of interest to the Company Secretary and the Board should it arise. In the case of a conflict, the relevant Director would be excluded from the quorum and vote in respect of any matters in which they have an interest. These are formally considered on an annual basis by the Board alongside any other appointments held by Directors.

Election/re-election of Directors

As part of the recommendation to shareholders for the election/annual re-election of individual Directors, the skills and experience each Director brings as well as their time commitment, tenure and independence are considered by the Nomination Committee. The performance review and evaluation also feed into this process.

The Board recommends the election of Nancy Cruickshank and Andrew Higginson and, for all other current Directors, recommends their re-election to shareholders at our upcoming AGM.

59

Flutter Entertainment plc Annual Report & Accounts 2019

Nomination Committee Report



During 2019, the Nomination Committee focused on Board renewal, the appointment of Non-Executive Directors, and Board diversity.

Ian Dyson
Nomination Committee Chair

2019 MEETING ATTENDANCE

Committee members[1]	Date appointed	Attended/ eligible to attend
Ian Dyson (Chair)	Feb 2016	2/2
Michael Cawley	Mar 2018	2/2
Gary McGann	Jul 2015	2/2
Emer Timmons	Aug 2018	2/2
Nancy Cruickshank[2]	May 2019	1/1
Andrew Higginson[3]	Feb 2020	–

1. All members are independent Non-Executive Directors and the Chair of the Board was independent on appointment to that role.
2. Nancy Cruickshank was appointed on 15 May 2019.
3. Andrew Higginson was appointed a member of the Committee on 26 February 2020.

OTHER ATTENDEES

Other Directors, including the Chief Executive Officer and Committee Chairs, are invited to attend meetings as appropriate in order to provide relevant input.

The Company Secretary or his Deputy acts as secretary to the Committee and provides support as necessary.

Role and responsibilities

The Committee considers the structure, size and composition of the Board and its Committees, advising on succession planning and making appropriate recommendations to ensure that the Board retains an appropriate mix of skills, experience, knowledge and diversity, in line with the current and future needs of the Board.

Committee's Terms of Reference: **www.flutter.com/investors/corporate-governance**

Directors' biographies: **pages 52 and 53**

Key activities undertaken in 2019

Board composition and balance

We aim to have a Board that is well balanced and has the appropriate skills, knowledge, experience and diversity for the current and future needs of the business. Whilst the tenure of individual Directors is taken into account, we are keen to strike a balance between continuity and succession for the Board as a whole. Longer-serving Directors bring valuable experience and working in conjunction with newer appointees, it is believed that the Board has an appropriate balance, a reasonable level of diversity and continues to operate effectively.

Skills and experience

For balanced and effective decision-making, it is important that the Board has a broad range of skills and experience. The Committee maintains a skills matrix of the Board to identify areas for enhancement and allows the mapping of the Board's skills as a whole against the evolving needs of the business, and ensures that any future search for Non-Executive Directors is focussed. This assists in defining the attributes required as part of the search for new Non-Executive Directors.

Board renewal

During the year, the Committee recommended to the Board that Nancy Cruickshank be appointed as a Non-Executive Director (May 2019) and that Andrew Higginson be appointed as a Non-Executive Director (October 2019). In order to identify shortlists for these roles, the areas of focus were digital experience, commercial, retail experience, FTSE 100 experience and improving Board diversity. The biographies of the Directors are set out on pages 52 to 53. Executive search agents, Russell Reynolds Associates, were used to identify candidates during the course of 2019. Russell Reynolds Associates were also engaged to facilitate the 2019 external evaluation of the Board, its Committees and Directors. Russell Reynolds Associates have no other connection with the Company or any of its individual Directors.

Diversity

The Board's progress against our Board Diversity Policy is set out in the Board Diversity Report on page 54.

Information on diversity initiatives across the Group and our gender statistics are set out on **pages 23 to 27**

Tenure and independence

The Board is committed to ensuring that it continues to comprise a majority of independent Non-Executive Directors who objectively challenge management. The Committee has carried out its annual assessment of independence of each of the Non-Executive Directors, taking into account the circumstances set out in the 2018 UK Code, namely whether the Directors are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, the Directors' judgement. The Committee is satisfied that each of the Non-Executive Directors remains independent.

60

Governance Effectiveness of the Committee This is monitored by me and was also specifically reviewed as part of the Board and Committee evaluation process. It was considered that the Committee was operating effectively and focusing on the key areas within its remit. Focus for 2020 During 2020, the Committee will continue to focus on Board diversity, succession planning for the Executive Committee, and the Board in general, and oversee diversity initiatives and progress throughout the organisation. Ian Dyson Nomination Committee Chair 26 February 2020 Board and Committee evaluation Given the last externally facilitated evaluation was held in 2016, in line with the requirements of the 2018 UK Code, the 2019 Board evaluation was externally facilitated. Russell Reynolds Associates were engaged to carry out the external evaluation of the effectiveness of the Board, its Committees and Directors. The external evaluation considered: the composition, performance and cohesion of the Board and its Committees, reflecting the current and future business model and strategy of the Group and risk oversight; an assessment of the individual competence of each member of the Board of Directors; an assessment of the roles and responsibilities and evidence of the strengths of the Board and its Committees; an evaluation of the Board’s approach to leading the development of the culture and values across the Group; identification of any areas inhibiting the Board and its Committees from being fully effective; and the quality of materials presented and operation of Board meetings. During a Board meeting held on 24 February 2020, the Chairman, supported by Russell Reynolds Associates’ representatives, presented a report on the 2019 Board performance evaluation for consideration by the Board. During 2020, the Nomination Committee will keep under review progress made against the actions arising from the 2019 external Board evaluation. 2018 Board and Committee internal evaluation: actions and progress The actions from the 2018 evaluation and progress against these are summarised below: 2018 evaluation actionsProgress

Nomination Committee Report continued 2019 Board and Committee external evaluation

Governance Audit Committee Report 2019 MEETING ATTENDANCE Attended/ Role and responsibilities The primary role of the Committee is Michael Cawley (Chair) Jul 2014 (Member: Jul 2013) 6/6 Jan Bolz Oct 2017 6/6 Zillah Byng-Thorne3 Feb 2016 5/6 Ian Dyson Feb 2016 6/6 Emer Timmons May 2017 6/6 Date appointed eligible to attend2 to provide governance and oversight over the integrity of the Group’s financial reporting and internal control and risk management frameworks. It also monitors the performance of internal and external audit. Committee’s Terms of Reference: www.flutter.com/board-committees To discharge its responsibilities effectively, A key focus for the Committee during 2019 was to ensure appropriate governance and oversight over the integrity of the Group’s financial reporting and the internal control and risk management frameworks. Michael Cawley Audit Committee Chair All members are independent Non-Executive Directors. In addition, the Committee also met with the Risk Committee members for an annual joint Audit and Risk Committee meeting. Zillah Byng-Thorne was unable to attend one meeting due to a prior commitment which was notified in advance. OTHER ATTENDEES Only members of the Committee have a right to attend Committee meetings. Regular attendees who attend all meetings by invitation include the Chief Executive Officer, Chief Financial Officer, the Group Director of Internal Audit and the Group Director of Finance and Corporate Controller. The external auditors, KPMG, also attend Committee meetings and have direct access to the Chair of the Committee. The Company Secretary, or his Deputy, acts as secretary to the Committee and provides support as required. In addition to the Group Director of Internal Audit, who presents at every meeting, and the Chief Financial Officer, who updates the Committee on key financial matters, in 2019 other presenters included: Director of Group Accounting and Reporting Director of Tax Group Head of Treasury and Client Funds Property and Procurement Director Director of Group Finance Operations Chief Executive Officer, Sportsbet Chief Information Officer, Sportsbet the Committee has unrestricted access to the Group’s external auditor, KPMG, and the Internal Audit function, with whom it meets throughout the year with, and without, management, as appropriate. These meetings ensure that there are no restrictions on the scope of their audits, and allow discussion of any matters that the internal or external auditor might not wish to raise in the presence of management. The Committee may obtain, at the Group’s expense, outside legal or other professional advice needed to perform its duties. As Chair of the Committee, I report to the Board on the key outcomes from each meeting and on how the Committee has discharged its duties. The minutes of all Committee meetings are circulated to the Board for information. Zillah Byng-Thorne, Ian Dyson and I all have “recent and relevant financial experience” as required under the 2018 UK Code. All members of the Committee are independent Non-Executive Directors with financial and commercial experience relevant to either the digital and/or consumer industry and the broader commercial environment within which we operate. Therefore, the Committee, the Nomination Committee and the Board are satisfied that the Committee, as a whole, has competence relevant to the sector in which the Group operates. Directors’ biographies: pages 52 and 53

Audit Committee Report continued Fair, balanced and understandable The Board is responsible for ensuring that the Annual Report and Accounts, as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy. At the Board’s request, the Committee assisted it with this review. In its opinion, it considered this to be the case. As part of this review, the Committee: reviewed a draft of the whole Annual Report and Accounts at a meeting in advance of giving its final opinion and ahead of final approval by the Board. The Committee was provided with all relevant information, received briefings from management on how specific issues are managed and challenged management as required; received confirmation that each Committee had signed off on each of their respective Committee reports and reviewed other sections for which they have responsibility under their Terms of Reference; was provided with a confirmation by management that they were not aware of any material misstatements in the Financial Statements made intentionally to achieve a particular presentation; and was provided with findings from KPMG that it had found no material audit misstatements that would impact the unqualified audit opinion during the course of its work. The Committee confirms that it is satisfied that KPMG, as the external auditor, has fulfilled its responsibilities with diligence and professional scepticism. After reviewing the presentations and reporting from management and consulting where necessary with KPMG, the Committee is satisfied that the Financial Statements appropriately address the critical judgements and key estimates (both in respect of the amounts reported and the disclosures). The Committee met six times in 2019. In addition, the members of both the Audit Committee and the Risk Committee met together for the annual joint Audit and Risk Committee meeting. Meetings are generally scheduled around the financial reporting cycle to allow the Committee to discharge its duties in relation to the Financial Statements. The Committee’s activities in 2019 included: Financial reporting Monitoring the integrity of the Financial Statements and the formal announcements relating to the Group’s financial performance. Reviewing significant financial reporting judgements. Assessing and reporting on the Group’s viability in line with the 2018 UK Code requirements and the appropriateness of the going concern basis. Considering the report of the external auditor on the Financial Statements and the year-end audit. Ensuring compliance with relevant regulations for financial reporting and the 2018 UK Code. Reporting and governance Advising the Board as to whether, taken as a whole, the Annual Report and Accounts is fair, balanced and understandable and provides the necessary information to shareholders to assess the Group’s position and performance, business model and strategy. Reviewing the Committee’s Terms of Reference. Reviewing the Committee’s schedule of proposed matters for its 2020 meetings. Internal Audit Monitoring and reviewing the effectiveness of the Group’s Internal Audit function. Considering the results of internal audits undertaken and management’s responses to the findings, including updates on actions identified. Approving any changes to the Internal Audit Plan for 2019 and approval of the Internal Audit Plan for 2020. Reviewing and approving amendments to the Internal Audit Charter. Risk management and internal control Assessing the appropriateness of the Group’s overall risk management and internal control framework. Ensuring that there is a robust process in place to monitor and evaluate the principal risks to which the Group is exposed, including those that would threaten its business model, future performance, solvency or liquidity. Reviewing the Group’s whistleblowing arrangements by which employees may, in confidence, and if they wish, anonymously, raise concerns about possible improprieties in matters of financial reporting or other matters and any outputs therefrom. Reviewing processes for detecting fraud, misconduct and control weaknesses and considering responses to any such occurrence. External Auditor Reviewing and making arecommendation to the Board in relation to the continued appointment of KPMG as the external auditor and, as a Committee, approving KPMG’s remuneration and terms of engagement for the 2019 financial year. Reviewing and approving the External Audit Plan for 2019 presented by KPMG, including consideration of its key areas of risk and the audit approach applied by KPMG, the proposed areas of coverage of KPMG’s audit and any changes thereto during the year. Considering KPMG’s updates during 2019 in relation to the External Audit Plan and related actions. Evaluating the performance of KPMG, including its independence and objectivity and monitoring any non-audit services provided by KPMG. Reviewing and approving the Group’s Non-Audit Services Policy (the Non-Audit Policy) and, in advance, approving any non-audit services and related fees to be provided by KPMG during 2019.

Financial reporting and significant financial issues The role of the Committee in relation to financial reporting is to monitor the integrity of the Financial Statements at half year and at year end as well as formal announcements relating to the Group’s financial performance. The Committee has considered whether accounting standards are consistently applied across the Group and whether disclosures in the Financial Statements are appropriate and sufficient. Following discussions with management and KPMG, the Committee has determined that the key risks of misstatement of the Group’s Financial Statements are in relation to the following: Matter consideredAction Internal Audit Internal Audit is an independent assurance function for the Group whose remit is to provide independent and objective assurance that the key risks to the Group are appropriately identified and managed and that key controls are operating as expected. It reports directly into the Committee. The Committee also annually approves the Internal Audit Charter. The Group Director of Internal Audit attends and reports at every Committee meeting, has direct access to all Committee members, and the Committee Chair also met with the Group Director of Internal Audit outside of Committee meetings throughout 2019. The Committee approved the 2019 Internal Audit Plan in December 2018 and this was assessed by the Committee to ensure it provided adequate coverage across the Group and was risk-based in its approach. Changes are made to this plan based on emerging risks or changes in the business during the year; any changes are reviewed and agreed by the Committee.

Flutter Entertainment plc Annual Report & Accounts 2019

Audit Committee Report continued

Progress against the Internal Audit Plan was reported to the Committee throughout 2019 and is considered in detail at the half year and after the year end. The Committee also reviewed the specifics of audit findings and the progress of the business in addressing audit recommendations. Internal Audit regularly reported to the Committee on key risk themes, methodology enhancements and on the overall risk management frameworks in the business.

A strategic review of the Internal Audit function was also performed in 2019 by a third party and the Committee made independent enquiries of KPMG and of senior management as to the performance of Internal Audit.

Taking into consideration all of these, the Committee is satisfied as to the Internal Audit function's performance.

Risk management

In accordance with the 2018 UK Code, the Board is required to describe the principal risks to which the business is exposed and the activities undertaken to mitigate against them. The Board must also confirm that it has carried out a robust assessment of the principal risks facing the Group, including those that would threaten the business model, future performance, solvency or liquidity of the business.

It is required to explain how it has assessed the prospects of the Group, over what period it has done so, why this period is considered appropriate and whether the Board has a reasonable expectation that the Group will be able to continue in operation and meet its liabilities if they fall due over the period of their assessment, drawing attention to any qualifications or assumptions as necessary. The Board has reported on these requirements on page 94.

This Committee and the Risk Committee together support the Board in relation to monitoring the adequacy and effectiveness of the risk management systems. During 2019, this Committee oversaw the third line function and reviewed the output of the Internal Audit function as well as the management of financial risks. The Committee also reviews the reports presented by the external auditor, KPMG. The Risk Committee, reviewed the work of the second line functions and ongoing operational risk management. To ensure that there is a full review of the risk management process as a whole, I am a member of the Risk Committee and the Chair of the Risk Committee is also a member of this Committee. We also have an annual joint meeting of the Audit and Risk Committee at which a review of the risk management process, as a whole, is undertaken, for its appropriateness and effectiveness in identifying the principal risks and reviewing how those risks are being managed and mitigated. The Committees also rely on the work of internal and external audit to ensure that appropriate measures are taken to address risks as they are identified or as their risk profile changes.

As part of the overall risk management framework, management maintains divisional risk registers. This Committee and the Risk Committee, together, at their annual joint meeting, formally consider these and the appropriateness of management's risk appetite.

> Understanding and managing the Group's principal risks: **pages 45 to 48**

> Risk Committee Report: **pages 68 and 69**

Code of Ethics, Anti-bribery and Whistleblowing

Our Code of Ethics sets out the standard of conduct and behaviour expected of our employees throughout the organisation. We have in place policies, procedures, management systems and internal controls to prevent bribery and corruption occurring, including policies on whistleblowing, gifts and hospitality, and anti-bribery and corruption. The formalised Whistleblowing Policy and procedure encourages employees to raise issues regarding possible improprieties in matters of financial reporting or other matters on a confidential basis. This Committee monitors its effectiveness and is advised of notifications made. The Committee is satisfied that the whistleblowing process is working appropriately.

> Group Code of Ethics: **page 26**

External Auditor: KPMG

There are a number of areas which the Committee considers in relation to KPMG as the External Auditor – its performance, reappointment, independence and objectivity and, remuneration.

Performance

In April 2019, KPMG presented its 2019 audit plan and strategy to the Committee. This Plan provided detail on the proposed audit approach and methodology, the materiality level intended to be used during the audit and highlighted the areas considered as having a higher risk due to the level of judgement involved and the potential impact of a misstatement on the Group Financial Statements. The areas of highest risk were considered to be revenue recognition and the German and Greek legacy gaming tax assessment. In addition, KPMG highlighted that, as required by Auditing Standards, management override of controls was also included as a significant audit risk. The Committee reviewed and appropriately challenged the conclusions reached by KPMG before agreeing its proposed Audit Plan's scope and approach.

In relation to the 2019 financial year, KPMG presented at each meeting and presented specific detailed reports to the Committee on:

- its 2019 half-year review in July 2019;
- its update to its 2019 Audit Strategy in October 2019;
- its 2019 IT audit in December 2019; and
- its 2019 financial year audit in February 2020.

The Committee provided appropriate challenge to the work performed, assumptions made and conclusions drawn, particularly in relation to the higher-risk areas identified above.

The Committee meets privately with KPMG at least annually without any members of management or the Executive Directors being present.

The Committee took into account the following factors in assessing the performance of KPMG and further to this was satisfied with its performance:

- the quality and content of the deliverables presented to the Committee;
- the ability of KPMG to respond appropriately to challenges raised by the Committee;
- the progress achieved against the agreed Audit Plan, and the communication of any changes to the plan in respect of matters such as emerging risks;
- the competence with which it handled key accounting and audit judgements and the manner in which it communicated the same;

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the outcome from an internal management review of its performance; its compliance with relevant ethical and professional guidance on the rotation of audit partners; and its qualifications, expertise and resources. Reappointment and length of service The Committee is responsible for making recommendations on the appointment, reappointment and removal of the external auditor to the Board. It also keeps under review whether the external auditor is, and remains, objective and independent. KPMG Ireland was appointed as the Group’s auditor in 2002. The audit was last tendered in 2011 for the year ended 31 December 2011. Post the merger with Betfair, KPMG LLP (UK) was the Group’s auditors for the years ended 31 December 2016 and 2017. The Committeereviewedtheperformance and effectiveness of KPMG and concluded that it continues to provide an effective auditserviceandthattherearenocompelling reasons for change. The Committee is mindful of the requirements of the EU Directive on audit reform. Under the Directive’s transitional arrangements, KPMG can continue to act as the Group’s external auditor for the period up to 31 December 2023 at which point the Committee will need to recommend the appointment of a different audit firm. Having reviewed the effectiveness of KPMG, the Committee concluded that it was not in the best interests of the Group to undertake an external audit tender at this time, but we will continue to monitor the performance of KPMG and a tender will be undertaken when appropriate and, in any event, as required under the current legislation. Accordingly, the Committee recommended the reappointment of KPMG to the Board (which was accepted) for the 2020 financial year. Cliona Mullen is the current lead audit partner and 2018 was her first year in this role. Independence and the provision of non-audit services The Committee is responsible for implementing appropriate safeguards where the external auditor also provides non-audit services to the Group. In recognition of the fact that the perceived independence and objectivity of the external auditor may be compromised where it receives fees for non-audit services, the Non-Audit Policy operated during 2019, formalising the process to be followed when considering whether to engage the external auditor for non-audit services. Any engagement of the external auditor for non-audit work must satisfy applicable rules and legislation, including Statutory Instrument SI 312 and the IAASA Ethical Standard for Auditors (Ireland). KPMG is accordingly precluded from engaging in non-audit services that would compromise its independence, would violate any laws or regulations affecting its appointment as the external auditor, or would lead a reasonable third party to regard the objectives of the proposed non-audit service as being inconsistent with the external audit. The Non-Audit Policy specifically calls out services that the external auditor cannot provide to the Group. No approval is given by the Committee for the provision of prohibited services. Beyond this all engagements of KPMG are formally approved by the Committee in advance. The Group’s policy is that the total fees for non-audit services to the Group shall be limited to no more than 70% of the average of the fees paid for the last three consecutive years for audit-related fees paid to KPMG Ireland and overseas offices. During 2019, KPMG Ireland were engaged to perform certain agreed upon procedures in relation to stock market filing requirements for the proposed combination with The Stars Group. The Audit Committee specifically considered the impact of this on KPMG’s independence as auditors and were satisfied that it was appropriate to engage KPMG, having taken into account the potential impact to the auditors’ independence and the procedures put in place to reduce them to an acceptable level. During 2019, the Committee monitored the extent to which KPMG was engaged to provide non-audit services and considered and approved the engagement as required under the Non-Audit Policy. An analysis of the non-audit fees provided by KPMG during 2019 is set out in Note 7 to the Consolidated Financial Statements out on page 125. For 2019, non-audit fees paid to KPMG amounted to 38% (2018: 37%) of audit-related fees paid to the Irish firm and overseas offices. The Committee is satisfied that the non-audit services provided and fees paid in relation to these do not impair KPMG’s independence and objectivity and there are sufficient safeguards in place in respect of this. Hiring of former employees of the external auditor In order to ensure the independence and objectivity of the external auditor, KPMG, any offer of employment to a former employee of the audit firm, within two years of the employee leaving the audit firm, must be pre-approved by the Committee where the offer is made in respect of a senior executive position. Key audit partners will not be offered employment by the Group within two years of undertaking any role on the audit. Other key team members will not be offered employment by the Group within six months of undertaking any role on the audit. Other employees of KPMG, who accept employment by the Group must cease any activity on the Group’s audit immediately when they tender their resignation to KPMG. In order to ensure objectivity, any partner previously involved in the audit of the Group’s parent Company or its subsidiaries shall not be recruited in the Group Finance function. The Committee is satisfied with, the independence, objectivity and effectiveness of KPMG as the external auditor, and with the external audit process as a whole. Effectiveness of the Committee The operation, performance and effectiveness of the Committee is monitored by me throughout the year, and was also specifically reviewed as part of the external evaluation process (see page 62), and I am pleased to confirm that the Committee continues to operate effectively. Focus for 2020 The Committee will continue to monitor governance and ensure adequate oversight over the integrity of the Group’s financial reporting and the Group’s internal control and risk management frameworks as well as the Internal Audit function and KPMG as the external auditor. Michael Cawley Audit Committee Chair 26 February 2020

Flutter Entertainment plc Annual Report & Accounts 2019

Risk Committee Report



A key focus for the Committee is to oversee our responsible gambling strategy and its progress, as well as the management of risks impacting our reputation.

Zillah Byng-Thorne
Risk Committee Chair

Role and responsibilities

The Committee is responsible for reviewing the reputational impact of the Group's activities and how these are being managed; the Group's responsible gambling (RG) strategy and objectives; the Group's corporate social responsibility (CSR) strategy and objectives; the Group's risk management activities for assurance that these are appropriate and in line with the risk appetite of the Group; and the Group risk register (together with the Audit Committee).

Committee's Terms of Reference: **www.flutter.com/board-committees**

2019 MEETING ATTENDANCE

Committee members[1]	Date appointed	Attended/ eligible to attend[2]
Zillah Byng-Thorne (Chair)	Jan 2018	4/4
Michael Cawley	Feb 2016	4/4
Gary McGann	Jul 2015	4/4
Peter Rigby	Feb 2016	4/4
Nancy Cruickshank[3]	May 2019	2/2

1. All members are independent Non-Executive Directors and the Chair of the Board was independent on appointment to that role.
2. In addition, the Committee also met with the Audit Committee members for an annual joint Audit and Risk Committee meeting.
3. Nancy Cruickshank was appointed on 15 May 2019.

OTHER ATTENDEES

Only members of the Committee have a right to attend Committee meetings. Regular attendees who attend all meetings by invitation include the Chief Executive Officer, the Chief Financial Officer and the Chief Risk Officer.

The Company Secretary, or his Deputy, acts as secretary to the Committee and provides support as required.

In 2019, presenters included:

- Chief Technology Officer
- Group Director of Global Cyber Security
- General Counsel and Company Secretary
- Chief Executive Officer, PPB
- Group Director of Risk Management
- Group Director of Compliance
- Managing Director of Customer Operations, PPB
- Director of Responsible Gambling Programme, PPB

The Committee's focus in 2019

The key areas of focus included monitoring and reviewing the Group's:

- RG strategy and the progress in its execution;
- risk management activities, including review of Group's regional risk registers and monitoring of Group risk appetite;
- compliance activities;
- bookmaking risks limit and policy;
- risk and trading activities;
- CRS strategy and progress; and
- Annual Assurance Statement for the Gambling Commission, ahead of recommendation to the Board.

Key activities undertaken in 2019

Compliance

The Committee regularly received updates in relation to the Group's ongoing compliance with its regulatory licences and legal obligations and considered the processes in place to manage and mitigate the risks related to relevant operational matters. These included anti-money laundering, anti-bribery, betting integrity, marketing compliance and data protection and privacy. The Committee also reviewed formal reports every six months from the Data Protection Officer and the Money Laundering Reporting Officer.

The Committee is kept informed of substantive communications with regulators and management of such relationships.

Together with the Audit Committee, the Committee was updated on the Group's Code of Ethics and related standards and policies, including those in relation to whistleblowing, gifts and hospitality, anti-bribery and corruption, and business conduct, and how these are communicated to all employees, including mandatory training.

Group Code of Ethics: **page 26**

Responsible gambling

The Board considers preventing gambling-related harm to be an essential part of behaving responsibly as a business and we have in place, and continue to enhance, wide-ranging policies and tools and support mechanisms to help our customers manage their gambling. Therefore, it continues to be a key focus area of the Board. In addition to RG being a standing agenda item as part of the Chief Executive Officer's update at Board meetings, this Committee spends considerable time reviewing the strategic objectives and priorities for the Group and the progress being made in relation to agreed actions and workstreams, as well as the monitoring of risks. Related presentations provide the opportunity to receive updates on the progress being made, for example on RG operating controls and the continual improvements being made in relation to interactions with customers.

Responsible gambling and corporate social responsibility: **pages 20 to 23**

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Risk management This Committee, alongside the Audit Committee, supports the Board in monitoring the Group’s risk management processes for their appropriateness and effectiveness in identifying the principal risks. As part of the overall risk management framework, management maintains individual divisional risk registers for each of PPB, Sportsbet and FanDuel. These detail the significant risks facing the business and consider the potential likelihood and impact of these risks materialisingoncetheexistenceofcontrols and mitigating factors are considered. Understanding and managing our principal risks: pages 45 to 48 The Committee reviews how our risks are being managed and mitigated and has oversight of key second line functions such as Risk Management, Compliance and Information Security. During 2019, the Committee met with, and received, detailed presentations from various key functions to assess the management of the main operational risks, including specific updates in relation to the FanDuel and Sportsbet operations, as well as updates on IT-related risks, commercial risks and operating risks among others. The Audit Committee has oversight of the third line function (see the Audit Committee Report). The Executive Committee manages the specific risks associated with its areas of responsibility and is supported by the second and third line functions. To ensure that there is a full review of the risk management process as a whole, I am a member of the Audit Committee and Michael Cawley (Audit Committee Chair) is a member of this Committee and updates are provided by each Committee Chair at the Board meeting. We also hold at least one joint meeting of the Audit and Risk Committees annually at which we specifically review the risk management process, as a whole, for its appropriateness and effectiveness in identifying the principal risks and how those risks are being managed and mitigated, the Group’s risk registers, and the appropriateness of management’s risk appetite. This is then reported to the Board in order to assist with the Board’s assessment and approval. Audit Committee Report: pages 63 to 67 Corporate social responsibility The Committee was also updated on the objectives and strategy in respect of CSR and progress in the delivery of agreed actions. Asdetailedinthe Strategic Report, our CSR addresses the following topics: behaving responsibly; reducing our environmental impact; promoting sport; empowering our people; supporting charities; and promoting diversity and equality. Effectiveness of the Committee This is monitored by me and was also specifically reviewed as part of the external evaluation process (see page 62). All feedback received is used to improve the Committee’s effectiveness particularly as the scope and remit of the Committee evolves in a very dynamic market. I am pleased to confirm that the Committee continues to operate effectively. Focus for 2020 During 2020, the Committee will continue to focus on the Group’s management of key strategic risks. This includes, for example, progress against its RG strategy, cyber and other technology risks and the regulatory environment and related risks. The Committee will also undertake a detailed review of the robustness of our risk management processes for current and emerging risks. Zillah Byng-Thorne Risk Committee Chair 26 February 2020 GOVERNANCE IN ACTION Consideration and management of cyber risks Cyber threats continue to be a feature of operating digital businesses and the Board is acutely aware of these risks. Therefore, time continued to be spent in 2019 discussing and monitoring cyber risks and security, and the progress in mitigating these risks and preventing any possible attacks or related material adverse incidents. Business presentations from the Group Chief Technology Officer and the Group Director of Global Cyber Security were provided. Management of cyber risks includes: a highly skilled and diverse team of over 70 individuals allocated across the Group to protect from cyber security threats; regular review of access controls; a newly created Group cyber security capability and team to oversee and guide on the approach to cyber security across all Flutter divisions; a Global Cyber Security Policy, approved by the Risk Committee on behalf of the Board, which sets out the minimum set of cyber security requirements; a dedicated cyber threat capability set up to identify the immediate and future cyber threats facing the Group; an approach to testing products and services in the same way that hackers would; defensive measures, procedures and teams to protect from malicious distributed denial of service (DDOS) attacks; processes in place to ensure security is built in to product development; tools and processes in place to ensure the Group is protected against insider threat including data leakage; sharing of proactive threat intelligence as part of industry reviews and discussions; integration of Group-wide cyber security metrics into the Group risk management capability; significant annual investment in people, process and technology to stay ahead of threats; security standards such as ISO27001: 2013, PCI and NIST are held across the Group; and an emphasis on employee awareness, education and testing.

Flutter Entertainment plc Annual Report & Accounts 2019

DIRECTORS' REMUNERATION REPORT

Remuneration Committee Chair's Statement



Peter Rigby
Chair of the Remuneration Committee

2019 MEETING ATTENDANCE

Committee members[1]	Date appointed	Attended/ eligible to attend
Peter Rigby (Chair)	Jan 2018 (Member: Feb 2016)	6/6
Jan Bolz	Oct 2017	6/6
Ian Dyson	Jan 2018	6/6
Gary McGann	Jul 2015	6/6
Emer Timmons	Jan 2018	6/6
Andrew Higginson[2]	26 Feb	–

1. All members are independent Non-Executive Directors and the Chair of the Board was independent on appointment to that role.
2. Andrew Higginson was appointed a member of the Committee on 26 February 2020.

The Committee's Terms of Reference are reviewed annually and are available at:

www.flutter.com/investor-relations

OTHER ATTENDEES

The Chief Executive Officer, Chief Financial Officer, Chief People Officer, Reward Director, Head of Executive Compensation and PricewaterhouseCoopers (PwC), our remuneration advisers, attended some or all of the meetings by invitation but are not members. Individuals are not present when their own remuneration is discussed.

As with other Board Committees, the Company Secretary, or his Deputy, acts as secretary to the Committee and provides support to it.

As Chair of the Remuneration Committee ("the Committee"), I am pleased to present the Directors' Remuneration Report for the year ended 31 December 2019.

As an Irish-incorporated company, Flutter Entertainment plc is not subject to the UK's remuneration reporting requirements; however, our preference is for our remuneration policies, practices and reporting to reflect best practice corporate governance for a FTSE 100 company. Accordingly, since 2015 the Committee has complied with the reporting regulations on a voluntary basis.

Directors' Remuneration Report structure

Remuneration Committee Chair's Statement: **pages 70 to 74**

Remuneration Policy: **pages 76 to 83**

The proposed Remuneration Policy will be put to a vote at the 2020 AGM.

Annual Report on Remuneration: **pages 84 to 90**

The Annual Report on Remuneration focuses on the remuneration arrangements and outcomes for the year under review, and how the Committee intends to implement the proposed Remuneration Policy in 2020.

For clarity, remuneration is reported in pound sterling, in line with the Group's reporting currency. Remuneration is converted to pound sterling from euros, to simplify reporting.

Overview

2019 was another busy year for Flutter, and one in which we achieved a great deal. In a challenging operating environment, we delivered strong financial performance for our investors. We continued to deliver on our four pillar strategy and to promote the appropriate and meaningful industry responses in the area of responsible gambling. Management executed on their commitment to make significant inroads into the US market and the expected merger with The Stars Group will significantly strengthen our market position globally.

2019 also proved to be a busy year for the Committee. Below, I describe the changes that the Committee is proposing to the Remuneration Policy ("the Policy"), which we spent much time considering and discussing with shareholders. These changes will be put to a shareholder vote at the 2020 AGM.

New Remuneration Policy

Over recent years the alignment between our current Executive Directors' remuneration structure and our business strategy has gradually been eroded. In particular, it has become extremely difficult to set medium to long-term financial targets that appropriately reflect management's success due to:

- factors outside of management's control, such as market switch-offs and regulatory and tax changes across multiple locations. We have little warning of these and therefore little chance to prepare for them;
- the very different growth prospects and regulatory dynamics of our three divisions – PPB, Sportsbet and FanDuel; and
- success in the US requiring significant upfront investment, which will impact short-term profits. In addition, our forecasts cannot accurately predict the timing of the opening of new US states.

The potential combination with The Stars Group will also make it more challenging to set targets in the near term.

Last year, the Committee made a number of changes to our remuneration framework in the context of some of these challenges. After extensive engagement and dialogue with our key shareholders, we made some progress in tackling these issues. We were pleased that the Directors' Remuneration Report

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Governance

received a vote in favour at the 2019 AGM of 99.52%. However, as we indicated in last year's report, the Committee has since carried out a review of the Remuneration Policy with a view to further addressing these issues. Following extensive consultation with shareholders and UK proxy advisory agencies, we are proposing a new Remuneration Policy which aligns to both the Group's strategy and shareholders' interests. The proposed changes are described below.

What changes are proposed?

We are proposing to introduce a model that is heavily weighted towards long-term share deferral, which we consider to be the best way to align reward with the successful delivery of our strategy, and to be the most appropriate for our business going forward. Share awards will continue to be fully performance-based, but we are increasing the proportion of the incentive package that is linked to annual bonus, and correspondingly reducing the value of the Long Term Incentive Plan (LTIP). As such we are proposing the following:

Reweighting the annual bonus and LTIP opportunities and reducing the overall quantum. The Chief Executive Officer's bonus opportunity will change from 180% to 285% of salary (with a significant increase in the bonus deferral requirement – see below), while the LTIP opportunity will reduce from 300% to 180% of salary. These changes keep the target value of incentives unchanged. Based on both 5- and 10-year average bonus and LTIP outcomes, the new approach would have delivered a lower total incentive value than the current policy. Corresponding changes will be made to the Chief Financial Officer's bonus and LTIP opportunities.

A significant increase to both the level and timing of the annual bonus deferral. Currently a third of the bonus is deferred into Flutter shares under the Deferred Share Incentive Plan (DSIP), with half for one year and half for two. This will increase to 50% deferral into Flutter shares, with half for three years and half for four. This change ensures that focus on Flutter's long-term value creation is maintained.

The introduction of a Group revenue underpin to the deferred bonus. An underpin will be included for the deferred element of the bonus, whereby Group revenue growth will need to exceed a pre-set underpin. If the underpin is not met, the Remuneration Committee will reduce the vesting of the deferred bonus award using the method detailed on the next page.

The introduction of a responsible gambling (RG) measure for 10% of the bonus. RG is a critical element of our strategy and of the sustainability of our industry. Introducing an RG measure will incentivise management to achieve clear objectives on the RG agenda. This will be completely measurable and quantifiable, as detailed on the next page.

Other bonus measures. Group EBIT (excluding the US) will continue to be our primary annual measure, accounting for 65% of the bonus. The remaining 25% will relate to the US business. Success in the US market will have a significant impact on our industry's future, and it is therefore important that Executive Directors are incentivised on delivering on our US strategy. The US opportunity continues to represent a significant element of the bonus, with the weighting unchanged from 2019. As well as being measured in the bonus, our success in the US is likely to have a significant impact on shareholder returns, which will be captured through the LTIP.

Simplification of the LTIP measures to be 100% based on relative total shareholder return (TSR). This change will address the issues around target-setting that I have highlighted above, and will also create alignment between the long-term interests of shareholders and management. The focus on TSR performance provides management with greater ability to make business decisions in a dynamic environment while ensuring that they will only be rewarded for these inputs if they flow through to comparative total returns to investors over the long term. This is part of our holistic approach to incentivisation with the bonus solely focusing on measures within management's control to provide a counter-balance.

Post-cessation holding periods will be introduced. Executive Directors will be required to hold the lower of the respective shareholding guideline and the actual shareholding immediately prior to departure for a period of two years following departure. This further emphasises the focus on the long term, and complements the approach to providing more longer-term equity under the proposed incentive plans.

Pension contribution levels have also been considered in the context of the 2018 UK Corporate Governance Code ("2018 UK Code") and Investment Association guidance. The Committee has determined that all relatively newly appointed Executive Directors will receive a pension in line with the level available to our workforce in the UK and Ireland. Both current Executive Directors have been recently recruited with a contractual entitlement to a 15% pension contribution level. However, the Committee has agreed that this will be reduced to the UK and Ireland workforce level from 1 January 2023.

Incentive quantum

We recognise the general expectation for a reduction in total incentive quantum as part of a rebalancing towards the short term. As such, we have proposed a decrease to the overall incentive opportunity from 480% to 465% of salary for the CEO and 430% to 415% of salary for the CFO. This ensures that the expected value of the current packages is maintained, while the maximum level of total pay is reduced to reflect the shift from LTIP to annual bonus.

At the same time, we have significantly increased the deferral requirement in terms of both quantum and timing, and introduced the revenue underpin on the deferred bonus, broadly maintaining the overall time horizons and the proportion of pay at risk.

The Committee's approach has always been to set challenging bonus targets. Over the last five years the average pay-out has been 64% of maximum. This compares with a typical FTSE 100 pay-out over that period of around 75% of maximum. At the same time, our average level of LTIP vesting has historically been higher than our bonus pay-out, at 89% of maximum. This picture is borne out in the Change in CEO single total figure of remuneration table on page 90. This demonstrates the Committee's track record in setting stretching annual goals, and the challenging nature of the Group budget, both of which will remain unchanged in the future. The Committee is extremely conscious of the need to ensure that all incentive plan targets are appropriately robust and stretching, and invites shareholders to view the annual bonus targets on a retrospective basis. Further details on our approach to target-setting are set out on page 78.

71

DIRECTORS’ REMUNERATION REPORT Remuneration Committee Chair’s Statement continued Finally, following the potential combination with The Stars Group, the market capitalisation of the Group could double, which would propel Flutter into the FTSE 40. In the context of this significant increase in size, we believe that the proposed incentive opportunities remain appropriate, market competitive and aligned to shareholder interests. 2020 annual bonus and LTIP performance measures The Committee has carefully considered the performance measures for both the annual bonus and LTIP. We have chosen to set these measures after taking into account our business strategy, the key strategic priorities for Flutter over the upcoming policy period and the discussions we have had with our major shareholders over the past 12 months. The table below sets out the proposed measures and their link to the Group’s strategy. The Committee is confident that these measures drive the right balance between financial performance and strategic execution, and provide direct alignment between the interests of participants and the generation of long-term shareholder value. Details of the targets for the long-term element are included in the table below. The annual bonus targets and achievement against them will be disclosed retrospectively, and not in advance, due to commercial sensitivity. Annual targets have been set excluding the impact of the combination with The Stars Group and so the targets may need to be adjusted following the completion of the deal. MeasureWeightingLink to strategy Annual bonus LTIP

Governance

Risk of approach

The Committee was very conscious when designing the new Policy that the re-weighting of the incentives to the annual bonus could result in a risk of the business being run for the short-term rather than long-term sustainable value. To mitigate this risk, the new Policy includes a number of safeguards:

- a significant increase in both the quantum and length of the bonus deferral requirements;
- the introduction of post-cessation shareholding requirements;
- an underpin based on long-term Revenue performance for the deferred bonus;
- the retention of a meaningful LTIP opportunity;
- the reduction in quantum against the current levels; and
- in setting annual targets we will be considering annual progress against our longer-term strategic goals and objectives. Therefore, annual targets do not equate to shorter-term thinking.

Shareholder feedback on the new Policy

During the year, we engaged extensively with our key shareholders on remuneration. We have always listened closely to our shareholders and aim to secure their full support in all that we do. We engaged with them during two consultation windows: in November 2019 and again in January 2020. We found these meetings to be both insightful and informative, and that most of our shareholders were generally supportive of the proposals. While we received broad support, we made some changes to the original proposals as a result of the feedback we received:

- The initial proposals discussed with shareholders did not include any reduction to the overall incentive opportunity. While the majority of our shareholders did not have any concerns with this, a small number of shareholders and UK proxy advisory agencies told us that they expected to see some discount. We therefore decided to make a small reduction to the overall opportunity, while maintaining the expected value of the current arrangements.
- Our initial proposal was for 50% of the LTIP to be based on absolute TSR. Many of our key shareholders told us that they had concerns with this measure and, following discussions, we decided to use relative TSR as the sole LTIP performance measure.
- We were also asked about the lack of a formulaic adjustment for the revenue underpin. Following the consultation, we decided to include some specific guidance around how this would work in practice in order to address this issue, as has been set out on the previous page.
- Finally, we did not initially intend to reduce pension opportunities for incumbent Executive Directors. After further consideration, the Committee decided to make a commitment to reduce the current Executive Directors' opportunities to the general UK and Ireland workforce level by the end of the term of this Remuneration Policy, i.e. from the start of 2023.

Impact of the proposed combination with The Stars Group

During the year, Flutter announced its intention to merge with The Stars Group. Should the merger proceed, it will be transformative for Flutter, creating the world's largest online betting and gaming operator, and potentially doubling the market capitalisation of our business. We believe the remuneration structure proposed here is well aligned to the requirements of the merged Group.

However, the merger will impact in-flight bonus and LTIP awards, as it will have a significant effect on the Group's underlying financial metrics on which the awards are based. The Committee will consider if any adjustments are required. The exact changes will, in part, depend on the timing of the close of the deal. Once the Committee has had the opportunity to fully review the impact of the merger on the existing targets, we will engage further with shareholders on our proposed approach.

Given the significant increase in the size of the Group and its geographic scope, and on the Director's responsibilities upon completion of the merger, we will review the salaries of the leadership team to ensure that they remain appropriate in relation to the market. We will, of course, communicate any changes to shareholders at the appropriate time.

Workforce pay and the employee voice

At Flutter, we firmly believe that our strongest asset is our people; our thousands of colleagues across many countries work hard every day to ensure that our products are market-leading and that our customers continue to receive exceptional service. We therefore believe that our people should be rewarded appropriately, and we work hard to continually improve our reward offering, as part of ensuring that Flutter is a great place to work. For example, last year we extended our Sharesave plan to our colleagues in Bulgaria, and we intend to expand our coverage again for 2020. We also introduced a paid birthday holiday off for all UK Retail colleagues and a new Company Sick Pay Policy for Ireland Retail colleagues in 2019, which greatly enhanced our current Retail wellbeing offering.

Both the Committee and the Board have always considered wider employee pay as context for the decisions they make, and we feel that we have a good understanding of this. For example, all bonus outturns and Executive Director salary increases are reviewed and approved in the context of wider employee pay budgets and outcomes. In addition, I am one of two Non-Executive Directors who have been designated specifically to understand our workforce policies and practices, and to relay our understanding back to the Board. Our activities in the year are detailed on page 30. Finally, every year the Board reviews and acts upon the outcome of our global people survey and regularly visits local offices to meet with our employees directly. We believe that all these activities taken together equip the Committee with an enormous amount of context in which to make informed and educated decisions about Executive Director pay.

73

DIRECTORS’ REMUNERATION REPORT Remuneration Committee Chair’s Statement continued Consideration of UK Corporate Governance Code principles In designing the new Policy, the Committee has specifically considered and addressed the following principles of the UK Corporate Governance Code: 2019 performance and outcomes (2019 annual bonus and 2017 LTIP) Financially, the Group saw continued strong top-line momentum, with revenue growth in double digits. Performance in the US and Australia was particularly pleasing; however, tax and regulatory headwinds continued to put pressure on a number of areas of the business. This was reflected in our incentive plan results. The 2019 annual bonus was based on Group EBIT (37.5%), Group revenue (37.5%) and US measures (25%), with stretching growth targets set for all three measures. While the US measures were achieved in full, the Group EBIT and Group revenue measures were partially achieved, leading to an overall outcome of 73.0% of the maximum opportunity (2018: 48.9%). The Committee considered this level of pay-out to be appropriate in the context of the Group’s wider business performance. Full details of the targets and adjustments made are given on page 84. While neither the CEO or CFO are participants, the LTIP 2017 is due to vest in March 2020, based on three-year earnings per share (EPS) and revenue targets to 31 December 2019. However, due to the high level of stretch in our targets, as well as the unprecedented levels of regulatory changes over the period, this award will not vest for the former Executive Directors. No discretion was exercised in respect of any of the awards. Looking ahead The Committee is conscious that 2020 is likely to be a year of significant change and transformation for the Group, with the potential completion of The Stars Group merger. We operate in a complex and dynamic economic and regulatory environment, and it is critical in this context that management are incentivised to deliver the merger and to take advantage of the opportunities that become available. We will continue to review the operation of our remuneration arrangements within the parameters of the Remuneration Policy presented here. In developing the changes that are summarised above, both I and the Chair of the Board undertook significant consultation with major investors during the year, and the Committee carefully discussed all the suggestions put forward. We will continue to maintain a close dialogue with investors as we seek to deliver a competitive, motivating pay framework that is tightly aligned to the experience of our shareholders. We are very grateful to those investors for the time they took with us and for the feedback they provided. We look forward to receiving our shareholders’ support for the Remuneration Policy as put forward at the 2020 AGM. Peter Rigby Remuneration Committee Chair 26 February 2020

Governance

DIRECTORS' REMUNERATION REPORT

Remuneration at a glance

2019 Annual Bonus Outcome

Group Revenue (excluding US)


Threshold (£1,716m)
Target (£1,806m)
Maximum (£1,860m)

Group EBIT (excluding US)


Threshold (£304m)
Target (£331m)
Maximum (£347m)

US measures


Threshold
Target
Maximum

Measure	Outcome
Group revenue (excluding US)	32% of salary
Group EBIT (excluding US)	55% of salary
US measures	45% of salary
Total	**131.5% of salary**

Executive Director	Bonus outcome
Peter Jackson	£973,212
Jonathan Hill	£639,655

In line with our Remuneration Policy, one-third of the bonus will be deferred into Flutter shares under the DSIP, half for one year and half for two years.

2019 SINGLE TOTAL REMUNERATION FIGURES

Peter Jackson Chief Executive Officer

Total: £2,099,155


£7k
£973k
£737k
£111k
£272k

Jonathan Hill Chief Financial Officer

Total: £1,347,935


£68k
£640k
£484k
£73k
£83k

Salary | Benefits | Pension | Annual bonus | Other

2017 LTIP

The extremely stretching LTIP targets set in 2017 were not met and consequently there was no vesting under the 2017 LTIP.

Neither of the current Executive Directors hold an award under this plan.

NEW REMUNERATION STRUCTURE FOR 2020

Current structure

LTIP
- Opportunity: 300% of salary for CEO; 250% of salary for CFO
- Measures: 2019 grant based on EPS (excluding US), Revenue (excluding US), US value measure and relative TSR

Bonus
- Opportunity: 180% of salary
- Deferral: One-third deferred with 50% vesting after year 1 and 50% after year 2
- Measures: Group EBIT (excluding US), Group revenue (excluding US) and US measures

Pension
- 15% of salary

Base salary

Changes

- LTIP: Reduced weighting
- Bonus: Increased weighting and significantly increased deferral requirement
- Pension: Reduced to UK&I workforce level

Proposed structure

LTIP
- Opportunity: 180% of salary for CEO; 150% of salary for CFO
- Measures: 2020 grant based on relative TSR

Bonus
- Opportunity: 285% of salary for CEO; 265% for CFO
- Deferral: Half deferred with 50% vesting after year 3 and 50% after year 4
- Measures: Group EBIT (excluding US), US measures, responsible gambling. Group revenue underpin applies to bonus deferred under the DSIP

Pension
- 15% of salary (reduced to UK&I workforce level in 2023, and on appointment for new incumbents)

Base salary

75

Shareholders approved the current Remuneration Policy at the 2018 AGM and it took effect from that date. The Remuneration Policy set out below will take effect from the date of the 2020 AGM, when it is subject to an advisory, non-binding vote, and will apply until the 2023 AGM at the latest. Changes to the previous Policy are detailed in the Introduction from the Chair and summarised at the bottom of the previous page. Remuneration Policy table This section of the Report sets out our Remuneration Policy for Executive Directors. It will apply to all payments made from the date of the 2020 AGM. The current policy will continue to apply until this date. Element Purpose and link to strategyOperation and performance measuresMaximum opportunity Remuneration Policy

Element Purpose and link to strategyOperation and performance measuresMaximum opportunity The Committee is satisfied that the above Remuneration Policy is in the best interests of shareholders and does not promote excessive risk-taking. Contractual provisions may require the Committee to make payments to a Director that falls outside of the Policy set out above. This would be limited to situations where the terms of the payment were agreed at a time when the individual concerned was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration of the individual becoming a Director of the Company. LTIP and DSIP awards granted under the previous Remuneration Policy will continue to vest in line with those terms.

Notes to the Remuneration Policy table Discretions for adjustments In relation to incentive plans, the Committee retains the right to exercise discretion, to ensure that the level of award payable is appropriate and fair in the context of the Director’s individual performance and the Group’s underlying performance. Such discretion is important to ensure that outcomes are fair to both shareholders and participants. Where used, the rationale for this discretion will be fully disclosed to shareholders in the relevant Directors’ Remuneration Report. This includes the discretion to amend a performance condition that the Committee no longer deems appropriate, which will only be exercised if reasonable in the circumstances, and the revised condition is neither materially more nor less difficult to satisfy than was originally intended. In particular, the Committee has discretion to adjust the performance conditions to take account of significant changes to the regulatory environment in which the Group operates, e.g. material new and increased taxes and product fees specific to the gambling and/or gaming industry. The Committee has discretion to make adjustments in other special circumstances, including but not limited to rights issues, corporate restructuring and special dividends. How we select performance measures and set targets The performance measures used in both the annual bonus and LTIP are selected annually, and reflect the Group’s strategic objectives, future business strategy and key performance indicators. Where financial targets are used, these are set taking into account a range of reference points including internal budgets, external broker forecasts for both the Company and its peers as well as the Group’s strategic priorities and the wider economic environment in which the Group operates. In general, our measures are chosen to provide management with flexibility and agility in a fast-changing market, while ensuring strong alignment to shareholder returns. Annual bonus The 2020 annual bonus plan is based on a mix of financial and strategic measures: Group EBIT (excluding US) (65%), US-specific measures (25%) and responsible gambling (10%). The element of bonus deferred under the DSIP is also subject to a Group revenue underpin. We would not be able to achieve our strategic objectives without strong and sustained revenue and Group EBIT growth. The use of profit as a primary measure alongside a Group revenue underpin ensures that there is a balance between growth and profitability within the overall structure. Given that the US opportunity is so vast and potentially transformative for Flutter, it is important that we include US-specific measures in the bonus, and 25% of the bonus is therefore based on key financial and strategic priorities in the US. For 2020, the measures we will use are net revenue from all verticals in existing 2019 states, and EBITDA from all verticals in existing 2019 states. A responsible gambling measure has also been included for this year. This is a critical element of our business strategy and for the sustainability of our industry and including a responsible gambling measure will ensure that management are incentivised to achieve clear objectives on the responsible gambling agenda. We will measure the percentage reduction in revenue from customers that are defined as “at risk” by our CAAP model as a proportion of total revenues. LTIP The intention is that the LTIP will be based solely on relative TSR, which we believe to be the best all-encompassing indicator of how management are executing against strategy. It provides a focus for management on ensuring the strategy and its implementation lead to long-term comparative returns to shareholders. Performance targets are considered to be stretching yet achievable, and maximum outcomes are only paid for truly outstanding performance. Legacy awards In-flight awards made before the adoption of this Policy will continue in line with the approved policy under which they were granted. Further details of these awards can be found within the Remuneration Policy approved at the 2018 AGM and included within the 2017 Annual Report and Accounts. How we consider the views of our shareholders The Committee has always been, and remains, committed to ongoing dialogue with our key shareholders. We have had extensive discussions with our shareholders and investor representative bodies during the year. As detailed in the Remuneration Committee Chair’s Statement, in developing the proposed Remuneration Policy, we engaged with our shareholders and leading UK institutional investor bodies to understand their views during two consultation windows: in November 2019 and then again in January 2020. In finalising the Remuneration Policy, the Committee gave regard to the feedback received and made a number of changes to address specific concerns raised. The Committee maintains an open and transparent dialogue with shareholders and takes an active interest in voting outcomes. We will continue to speak to our key investors every year and take on board their views on our executive remuneration practices and structures.

How we consider pay and conditions of employees in the Group The 2018 UK Code explicitly states that the Committee must be informed of the wider workforce remuneration and associated policies. The Committee considers the pay and employment conditions elsewhere in the Group when determining remuneration for Executive Directors, and the Company seeks to promote good relationships with employee representative bodies as part of its employee engagement strategy. However, the Committee does not consult specifically with employees on the Directors’ Remuneration Policy. The Committee receives updates from the Group’s HR function on pay and conditions across the Group, and considers these as part of its discussions and decision-making, including considering global pay budgets before reviewing Executive Director salary Our remuneration policy for the wider workforce levels. The Board reviews and acts upon the outcome of our global people survey and regularly visits local offices to meet with our employees directly. As outlined in the Remuneration Committee Chair’s statement, over the past year two members of the Remuneration Committee have been appointed to meet specifically with a variety of employees from different parts of the Group on an ongoing basis to gain first-hand insight into the views of our workforce. In speaking to employees, we also offer them the opportunity to talk about executive pay, and about how it aligns to the pay policy of the wider workforce. The Committee also considers the CEO to wider workforce pay ratio and relevant internal pay gaps and metrics when assessing the appropriateness of Executive Directors’ fixed remuneration. The Committee considers the level of fixed remuneration to be appropriate in this context. Below Board level, employees receive a remuneration package that is reflective of their role and responsibilities, set by reference to internal relativities and external market data where applicable. Employees at the Executive level will typically have a greater emphasis on performance-related and long-term pay compared with those below this level. Details are given in the table below: ElementApproach Under its Terms of Reference, the Committee holds responsibility for the remuneration of the Group’s Executive Committee and the Group General Counsel and Company Secretary. The Committee’s Terms of Reference are annually reviewed by the Committee and the Board and the Committee will keep under review its role in relation to employees below the Board in the context of any legislative changes or revisions to the 2018 UK Code.

Recruitment remuneration The Committee’s policy is to set pay for new Executive Directors within the existing Remuneration Policy in order to provide internal consistency. The Committee aims to ensure that the Company pays no more than is appropriate to appoint individuals in the context of the market. ElementApproachMaximum opportunity The Committee may also make an award in respect of a new appointment to buy out remuneration forfeited on leaving a previous employer and may exercise the discretion available under the relevant Listing Rules to facilitate this, i.e. in the event that a different structure to those included above would be required. In doing so, the Committee will ensure that buyout awards have a fair value no higher than that of the awards or remuneration forfeited and would consider relevant factors including any performance conditions attached to these awards, the likelihood of those conditions being met, the delivery mechanism, and the remaining vesting period of these awards. For clarity, the maximum opportunity levels set out above do not apply to buyout wards. In the case of an internal appointment, any variable pay element awarded in respect of the prior role will be allowed to pay out according to its original terms stipulated on grant or adjusted as considered desirable to reflect the new role, even if it is not consistent with the Remuneration Policy for Executive Directors. Incentive opportunities for below-Board employees are typically no higher than for Executive Directors, but incentive measures will vary to more closely reflect the position and responsibilities of the individual. In the case of the appointment of a new Non-Executive Director, fees would be paid in line with the Non-Executive Director fee policy outlined on page 83.

Policy on payments for loss of office When considering termination payments under incentive plans, the Committee reviews all potential incentive outcomes to ensure they are fair to both shareholders and participants. The table below summarises how the awards under the annual bonus, the DSIP and the LTIP are typically treated in specific circumstances, with the final treatment remaining subject to the Committee’s discretion. The bonus payment will be pro-rated for time (based on the proportion of bonus period elapsed) and performance up to the point of the change of control. The Committee retains discretion to dis-apply pro-rating (in whole or in part) in exceptional circumstances. Alternatively the Committee may determine that the bonus does not pay out on change in control and continues under the terms of the acquiring entity. PlanScenarioTiming of payment/vestingCalculation of payment/vesting

Flutter Entertainment plc Annual Report & Accounts 2019

DIRECTORS' REMUNERATION REPORT
Remuneration Policy continued

We reserve the right to make additional exit payments if we need to discharge an existing legal obligation (or pay damages for breaching an obligation). We also reserve the right to make an exit payment by way of settlement or compromise of any claim arising in connection with terminating a Director's office or employment.

Service agreements, change-of-control provisions and loss of office policy

Our policy is for service agreements to contain the following terms:

- Agreements are terminable on 12 months' notice given by either party.
- Agreements contain a provision entitling the employer to terminate their employment by payment of a cash sum in lieu of notice equal to the total base salary, contractual benefits and pension contributions that would have been payable during the notice period.
- The payment in lieu of notice can be paid, at the employer's discretion, as a lump sum or in monthly instalments over the notice period. There is a mechanism to reduce the payment in lieu of notice if they commence alternative employment while any instalments remain payable from which they receive an annual salary of at least £50,000.
- Executive Directors may also be entitled to a pro-rata bonus for the year in which termination occurs at the discretion of the Committee. All of the share option and incentive plans which are operated by the Company contain provisions relating to termination of employment, and any share awards held by an Executive Director on termination will be governed by the rules of the relevant plan.
- Executive Directors are subject to a confidentiality undertaking without limitation in time and to non-competition, non-solicitation and non-hiring restrictive covenants for a period of 12 months after the termination of their employment.

Peter Jackson and Jonathan Hill's individual service agreements are in line with the above policy.

The service contract of any new appointment would be based on similar terms. In certain circumstances, the Committee may approve new contractual arrangements with departing Executive Directors including (but not limited to) settlement, confidentiality, outplacement services, restrictive covenants and/or consultancy arrangements. These will be used sparingly and entered into only where the Committee believes that it is in the best interests of the Company and its shareholders to do so.

Pay for performance: scenario analysis

The following charts provide an estimate of the potential future reward opportunities for the Executive Directors, and the potential split between the different elements of pay under four different performance scenarios: Minimum, Target, Maximum and 50% share price increase. Potential reward opportunities are based on the new Remuneration Policy, applied to 2020 salaries.

Peter Jackson Chief Executive Officer


£5,139,751
£4,550,292
£3,170,962
£888,087
100%
28%
46%
26%
20%
49%
31%
17%
43%
40%
Minimum
Target
Maximum
Share price growth
Minimum
Bonus
LTIP

Jonathan Hill Chief Financial Officer


£3,051,479
£2,673,850
£1,926,983
£584,302
100%
30%
46%
24%
22%
50%
28%
19%
44%
37%
Minimum
Target
Maximum
Share price growth
Minimum
Bonus
LTIP

The scenarios in the graph above are based on the following assumptions:

- The minimum scenario comprises: (i) base salary as at 1 March 2020 (CEO: £766,066 and CFO: €573,619), (ii) current pension opportunity (15% of salary); and (iii) value; benefits as disclosed in the 2019 Single Figure of Total Remuneration for Executive Directors table excluding any benefits that are one-off in nature, such as relocation allowances.
- The Target scenario comprises: minimum plus (i) 67% pay-out of maximum bonus opportunity, and (ii) 60% vesting of LTIP. No share price growth is assumed.
- The Maximum scenario comprises: minimum plus (i) maximum bonus pay-out, and (ii) full LTIP vesting. No share price growth is assumed.
- The Share price growth scenario is as per Maximum, except that 50% share price growth is assumed on all LTIP awards.

82

Governance

Chair and Non-Executive Directors

The services of the Non-Executive Directors, including the Chair, are provided for under the terms of a letter of appointment with the Company. Continuation of the Non-Executive Directors' appointments is contingent on satisfactory performance and annual re-election at the AGM of the Company, unless terminated earlier upon written notice by either the Non-Executive Director or the Company. The Non-Executive Directors' appointments will terminate automatically if they are removed from office by a resolution of the shareholders of the Company or are not re-elected. The appointment letters for the Non-Executive Directors provide that on termination, only fees accrued and expenses incurred up to the date of termination are payable.

Details of the policy on Non-Executive Directors' fees are set out in the table below. Any future recruitment for a Chair or a Non-Executive Director would be on the basis of the below.

Non-Executive Director	Start of current term[1]
Jan Bolz	6 September 2017
Zillah Byng-Thorne	2 February 2016
Michael Cawley	17 July 2013
Nancy Cruickshank	15 May 2019
Ian Dyson	2 February 2016
Gary McGann	1 July 2015
Andrew Higginson	2 October 2019
Peter Rigby	2 February 2016
Emer Timmons	17 May 2017

1. Dates of original appointment to Paddy Power plc or Betfair Group plc, as applicable, as shown on pages 52 and 53.

Purpose and link to strategy	Operation and performance measures	Maximum opportunity
To attract and retain Non-Executive Directors of the highest calibre with experience relevant to the Company.	Remuneration for Non-Executive Directors, other than the Chair, is determined by the Board, on the recommendation of the Executive Directors in consultation with the Chair. The Chair's fee is determined and recommended to the Board by the Remuneration Committee. Fees are reviewed from time to time. Remuneration for Non-Executive Directors, other than the Chair, comprises a base annual fee for acting as a Non-Executive Director of the Company and additional fees for the Senior Independent Director, and the Chairs of the Audit, Nomination, Remuneration and Risk Committees. Any reasonable expenses, including all travel (including to and from Company offices), hotels and other expenses the Non-Executive Directors reasonably incur in the furtherance of their duties may be reimbursed by the Group and grossed up for any tax payable by the individual. Non-Executive Directors do not receive any other benefits from the Company and they are not eligible to join the Group's pension scheme or participate in any bonus or share incentive plan.	The current aggregate annual fee for all Non-Executive Directors, including the Chair, is €1,228,672. The maximum aggregate annual fee for all Non-Executive Directors, including the Chair, allowed by the Company's Articles of Association is €2,000,000.[1] Fee increases may be greater than those offered to the wider workforce (in percentage terms), reflecting the fact that they may only be offered on a periodic basis or reflect additional responsibilities and/or time commitments. Current fee levels are disclosed in the Annual Report on Remuneration.

1. The aggregate limit on Non-Executive Directors' remuneration provided for is an absolute upper limit. Anticipated increases in Non-Executive Directors' fees would be in line with independent market benchmarking.

Copies of Directors' service contracts or letters of appointment (as applicable) are available for inspection at the Company's registered office during normal business hours and at the AGM at least 15 minutes prior to its commencement until its conclusion.

Executive Directors' external directorships

The Board acknowledges that Executive Directors may be invited to become Non-Executive Directors of other companies which have no business relationship with the Group and that these duties can broaden their experience and knowledge to the benefit of the Group. Executive Directors are permitted to accept a maximum of one other external Non-Executive Directorship (but not a Chairmanship) of a large publicly listed company (or its equivalent), with the prior approval of the Chair of the Board. Fees paid for external appointments may be retained by the individual concerned.

Our malus and clawback provisions

Malus and clawback provisions apply to the Company's incentive plans. Under these provisions, the Committee may apply malus and/or clawback provisions within two years of the vest or payment date of an award (or exercisable date in the case of options) where:

- the Committee discovers that the Company misstated its financial results or that an error was made when assessing the performance conditions; or
- an individual is found guilty of gross misconduct or a crime which causes loss or reputational damage to the Company.

Should a trigger event be identified, the Remuneration Committee may require some or all of an employee's outstanding awards to be forfeited or for clawback to be applied.

83

DIRECTORS’ REMUNERATION REPORT Annual Report on Remuneration Overall remuneration Reviewing and approving total remuneration of Executive Directors and members of the Executive Committee Holistic review of the Remuneration Policy, with various iterations to incorporate shareholder feedback Annual bonus Determining and approving bonus outcomes in respect of 2018 performance Reviewing and approving performance measures and targets for 2019 bonus Reviewing forecasted 2019 bonus outcome Reviewing, considering and approving the 2020 annual bonus structure and performance measures Long-term incentives Reviewing performance measures and targets for the 2019 LTIP awards Approving 2019 incentive grants for Executive Directors and the Executive Committee and Company Secretary Approving overall quantum of awards for 2019 share incentives for all employees Reviewing, considering and approving new performance measure for the 2020 LTIP Governance Reviewing and approving the 2018 Directors’ Remuneration Report Preparing the 2019 Directors’ Remuneration Report, including the updated Remuneration Policy Reviewing the annual Remuneration Committee calendar Reviewing and updating the Committee’s Terms of Reference Assessing dilution from share plans against recommended limits and use of Employee Benefit Trust Considering the implications of the proposed merger on remuneration arrangements Shareholder consultation – Extensive engagement with shareholders on proposed changes to the Remuneration Policy The Remuneration Committee’s responsibilities Set out below is a summary of the Committee’s key responsibilities: setting the Remuneration Policy for the Executive Directors; reviewing the wider workforce remuneration and related policies and the alignment of incentives and rewards with culture and taking these into account when setting the policy for Executive Director remuneration; supporting the Board in determining whether reward-related employee policies and practices are in line with the Group’s culture, strategy and values; engaging with shareholders in respect of the Remuneration Policy for Executive Directors and its implementation as appropriate; engaging with the workforce to explain how executive remuneration aligns with wider Group pay policy; ensuring that the Remuneration Policy and reward decisions incentivise and retain talent, and support the delivery of our long-term strategy; considering the appropriateness of the Remuneration Policy when reviewed against the rest of the organisation; determining the terms of employment for Executive Directors, members of the Executive Committee and the Group General Counsel and Company Secretary, including remuneration, recruitment and termination arrangements; approving the measures and targets for incentive plans for Executive Directors, the Executive Committee and the Group General Counsel and Company Secretary; and assessing the appropriateness of and achievement against performance targets relating to incentive plans. The names of the current members of the Committee are given on page 70. The Remuneration Committee’s focus in 2019

Governance

External advisers

PwC are the Committee's remuneration advisers. They were appointed by the Committee in 2017, following a competitive tender process. They provide independent commentary and advice, together with updates on legislative requirements, best practice and market practice to assist it with its decision-making.

PwC report directly to the Committee, and are signatory to, and abide by the Code of Conduct for Remuneration Consultants (which can be found at www.remunerationconsultantsgroup.com). The Committee undertakes due diligence periodically to ensure that the remuneration advisors remain independent of the Group and that the advice provided is impartial and objective. The Committee is satisfied that any conflicts are appropriately managed.

The fees paid to PwC in respect of work carried out for the Committee in 2019 totalled £169,875 and are based on an agreed fee for business-as-usual support (with additional work charged on a time and materials basis). PwC also advised and supported the Group's management in relation to remuneration during the year, and provided tax advice to the Group during 2019. PwC have no other connection with the Company or any of its individual Directors.

The Committee also seeks internal advice and support from the Group General Counsel and Company Secretary, Deputy Company Secretary, Chief People Officer and Reward Director as appropriate.

Shareholder voting at shareholder meetings

The following shows the results of the advisory votes on the Annual Statement and Annual Report on Remuneration and the Remuneration Policy at the 2019 AGM:

	For	Against	Total votes cast	Votes withheld
Annual Report on Remuneration (AGM 2019)	46,411,553 (99.52%)	223,080 (0.48%)	46,789,761	155,128
Remuneration Policy (AGM 2018)	62,482,515 (99.38%)	390,412 (0.62%)	62,885,232	12,305

Details of our engagement with shareholders over the relevant year are provided in each years' Annual Report and Accounts.

Single figure of total remuneration for Executive Directors (audited)

The table below sets out the single figures of total remuneration received by each Executive Director of the Company during the year ended 31 December 2019 and the prior year. Remuneration relates to the period during which each Executive Director was a member of the Board in this capacity. Please refer to notes below the table for full details of how the figures are calculated and additional disclosure of the full-year equivalents.

	Peter Jackson[1]		Jonathan Hill[2]	
	2019 £'000	2018 £'000	**2019 £'000**	2018 £'000
Salary[3]	**737**	710	**484**	96
Benefits[4]	**7**	6	**68**	39
Pension[5]	**111**	106	**73**	14
Fixed pay	**855**	822	**625**	149
Annual bonus	**973**	622	**640**	n/a
LTIP[6]	**n/a**	n/a	**n/a**	n/a
Other[7]	**272**	220	**83**	0
Variable pay	**1,245**	842	**723**	0
Total	**2,099**	1,664	**1,348**	149

1. Peter Jackson was appointed as Chief Executive Officer on 8 January 2018. On appointment to this role his salary was £720,000, and this was increased to £740,160 with effect from 1 March 2019. This table does not reflect any fees received by him as a Non-Executive Director until he became Chief Executive Officer in 2018.
2. Jonathan Hill was appointed as Chief Financial Officer on 22 October 2018. On appointment, his salary was €539,125, and this was increased to €554,221 with effect from 1 March 2019. Values are converted from euros to pound sterling using the 12-month average exchange rate over the relevant financial year (2019: £1= €1.1392; 2018: £1 = €1.1303).
3. Salary: represents the total amount earned for the relevant financial year.
4. Benefits comprise private medical insurance, life assurance and income protection. For Jonathan Hill, this also includes relocation costs of £39,000 in 2018 and £63,000 in 2019.
5. Pension: the pension for both Executive Directors is the value of the cash paid to them in lieu of contributions. Neither of the Executive Directors has a prospective entitlement to a defined benefit pension.
6. Neither of the Executive Directors participated in the 2017 LTIP. As no LTIP shares vested in the year, share price movement had no impact on the outcome and no discretion was exercised in this regard.
7. Other includes the value of the buyout options of £272,000 for Peter Jackson and £77,000 for Jonathan Hill. This is the second tranche of Peter Jackson's awards which vested on 3 December 2019, and the first tranche of Jonathan Hill's awards which vested on 22 October 2019. It also include the intrinsic value of SAYE grants for Jonathan Hill.

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DIRECTORS' REMUNERATION REPORT

Annual Report on Remuneration continued

2019 annual bonus (audited)

The maximum annual bonus opportunity for Executive Directors in 2019 was 180% of salary. Target bonus was 120% of salary. The 2019 annual bonus was based on Group EBIT (excluding US business performance), Group revenue (excluding US business performance) and US-specific measures. The table below shows the outcome for each element relative to the target set:

		Performance targets[1]						Bonus outcome	
	Weighting	Threshold	Target	Maximum	Actual performance	Bonus outcome (% of max)	Bonus outcome (% of salary)	Peter Jackson	Jonathan Hill
Group revenue (excluding US)	37.5%	£1,715.5m	£1,805.8m	£1,859.9m	£1,763.7m	17.7%	31.9%		
Group EBIT[3] (excluding US)	37.5%	£304.1m	£330.6m	£347.1m	£337.6m	30.3%	54.6%		
US measures:	25%								
Sportsbook online market share	*6.25%*	*10%*	*15%*	*20%*	*44%*	*6.25%*	*11.25%*		
Sportsbook gross revenue	*6.25%*	*$61.9m*	*$74.7m*	*$83.3m*	*$181.0m*	*6.25%*	*11.25%*		
Non-sportsbook net revenue	*6.25%*	*$304.5m*	*$323.9m*	*$336.9m*	*$349.7m*	*6.25%*	*11. 25%*		
EBITDA[3]	*6.25%*	*-$64.5m*	*-$62.6m*	*-$60.7m*	*-$50.7m*	*6.25%*	*11. 25%*		
Total						**73.0%**	**131.5%**	**£973,212**	**£639,655**[2]

1. Awards pay out on a straight-line basis between the points shown.
2. Converted from euros to pound sterling at he 12-month average exchange rate over the financial year of £1 = €1.1392.
3. Targets and actual performance are on a pre IFRS 16 basis.

Bonus targets have been adjusted for exchange rate movements over the period, as is normal practice. In addition, an adjustment has been made for the unprecedented impact of market switch offs above budgeted levels, of £6m for Group EBIT (excluding US) and £9m for revenue (excluding US). The US targets have been adjusted for the timing of state openings based on the schedule agreed by the Committee at the time of target-setting.

Prior to approving the annual bonus outcomes, the Committee discussed whether or not the proposed outturn was considered to be fair. Following the discussion, the Committee was satisfied that the outcomes were appropriate and fair in the context of both the Directors' individual performance and the Group's underlying performance.

In line with the Remuneration Policy that applied during the year, one-third of bonus earned is deferred into shares under the DSIP, vesting 50% after one year from grant and 50% after two years from grant.

Malus and clawback provisions apply to the annual bonus and DSIP both prior to vesting and for a period of two years post-vesting.

2017 LTIP (audited)

While neither the CEO nor CFO are participants, the LTIP 2017 is due to vest in March 2020. However, due to the high levels of stretch in our targets and the unprecedented levels of regulatory change, this award will not vest for the former Executive Directors.

Incentive plan interests awarded in the year (audited)

On 11 March 2019, awards were granted to the Executive Directors under the LTIP and DSIP. Details of these awards are set out in the following table:

	Type of interest in shares	Face value (%)	Face value[1]	Number of shares	Vesting at threshold	Vesting date
Peter Jackson						
LTIP	Nil-cost options	300% of salary	£2,220,486	37,983	25%	11 March 2022[2]
DSIP	Nil-cost options	33.3% of net bonus	£207,241	3,545	n/a	50%: 11 March 2020 50%: 11 March 2021
Jonathan Hill						
LTIP	Nil-cost options	250% of salary	£1,190,304[3]	20,361	25%	11 March 2022

1. Three-day average share price prior to the date of grant of £58.46.
2. The US element of the 2019 LTIP award vests in July 2023, and the associated holding period reduces accordingly.
3. The value of the award was calculated using the three-day average exchange rate prior to the date of grant of £1 = €1.1640.

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Governance

The LTIP awards will vest subject to the achievement of the following performance conditions:

	Weighting	Threshold[1] (25% vesting)	Maximum[1] (100% vesting)
EPS (excluding US business performance) Annualised growth in EPS over the three-year period 2019–2021	25%	5% p.a.	13% p.a.
Revenue (excluding US business performance) Annualised growth in revenue over the three-year period 2019–2021	25%	3% p.a.	9% p.a.
US value measure[2] Growth and development of the US business	25%	30% growth over 5 years 20 July 2023	90% growth over 5 years 20 July 2023
Relative TSR TSR compared with the FTSE 31–130 (excluding housebuilders, real estate investment trusts and natural resources companies)	25%	Median	Upper quartile

1. Awards vest on a straight-line basis between the points shown.
2. Performance under the US value measure will be based on the external valuations in July 2023 that form part of the FanDuel deal. As such the 2019 LTIP is to be assessed against the 2023 valuation. The baseline value of the US business used to calibrate this performance measure is currently considered commercially sensitive and so will only be disclosed retrospectively in the Remuneration Report that shows the final vesting against this measure. To ensure robust governance, the baseline valuation has been lodged with KPMG, our external auditor, who will verify this against the disclosure made at the point of vesting. Given the later vesting date for this measure, the related post-vesting holding period for any awards earned under this portion will be reduced accordingly. This will result in there being no change to the required overall five-year period from the grant date to release.

Single figure of total remuneration for Non-Executive Directors (audited)

The table below sets out the single figures of total remuneration received by each Non-Executive Director who served during the year ended 31 December 2019:

Non-Executive Director	Board Committee membership	Fees[1] (€'000) 2019	2018
Jan Bolz	A Re	79	79
Zillah Byng-Thorne	A Ri (Chair)	97	97
Michael Cawley	A (Chair) N Ri	101	102
Nancy Cruickshank[2]	N Ri	50	–
Ian Dyson	A Re N (Chair)	90	90
Andrew Higginson[3]		20	–
Gary McGann	CB Re N Ri	395	399
Peter Rigby	Re (Chair) Ri	80	80
Emer Timmons	A Re Ri	79	79

A Audit Re Remuneration N Nomination
Ri Risk ● Chair CB Chair of the Board

Fees for Non-Executive Directors are pro-rated according to their appointment date or date of role change where appropriate.

1. Fees are converted from euros to pounds sterling as appropriate, using the 12-month average exchange rate over the financial year (2018: £1 = €1.1278; 2019: £1 = €1.1392).
2. Nancy Cruickshank was appointed as a Non-Executive Director on 15 May 2019.
3. Andrew Higginson was appointed a Non-Executive Director on 2 October 2019, and was appointed a member of the Nomination Committee and the Remuneration Committee on 26 February 2020.

Payments to former Directors (audited)

Last year, we calculated the value of the LTIP 2016 for Breon Corcoran and Alex Gersh using an average share price from 1 October 2018 to 31 December 2018 of £66.37, in line with the prescribed methodology. This has now been revised to reflect the actual share price on vesting, as follows:

Executive Director	3-month average share price to 31 December 2018	Estimated value of LTIP 2016 awards	Share price on vesting[1]	Actual value of LTIP 2016 awards[2]
Breon Corcoran	£66.37	£277,057	£58.14	£262,909
Alex Gersh		£231,987		£203,199

1. Awards vested on 20 May 2019.
2. Includes the value of 348 dividends paid to Breon Corcoran, which were not included in the estimated value.

Both Alex Gersh and Breon Corcoran were also granted awards under the LTIP 2017. As explained in the Introduction from Chair, the performance conditions of this award were not met, and their awards therefore will lapse in full.

Implementation of Remuneration Policy for 2020

Salary

The Committee approved the following total salaries for the Executive Directors, effective from 1 March 2020.

	1 March 2019	1 March 2020	% increase
Peter Jackson	£740,160	£766,066	3.5%
Jonathan Hill	€554,221	€573,619	3.5%
	£486,479[1]	£503,506[1]	

1. Fees are converted from euros to pounds sterling using the 12-month average exchange rate over the financial year (2019: £1 = €1.1392).

Salary levels will be reviewed upon completion of the potential merger with The Stars Group to ensure that they remain appropriate.

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DIRECTORS' REMUNERATION REPORT
Annual Report on Remuneration continued

Pension and benefits

The Executive Directors will receive a cash supplement in lieu of pension contribution of 15% of total salary in 2020. They will also receive benefits in line with the Remuneration Policy.

Annual bonus

As noted in the Remuneration Committee Chair's Statement, we have changed the annual bonus levels for 2020. As such, the annual bonus opportunity for the CEO and CFO in 2020 will be 285% of salary and 265% of salary respectively.

The Committee has determined that performance targets will not be disclosed on a prospective basis for reasons of commercial sensitivity but will be disclosed on a retrospective basis in next year's Annual Report on Remuneration. The performance measures for the 2020 bonus are as follows:

	Weighting
Group EBIT (excluding US)	65%
US-specific measures: – Net revenue from all verticals in existing 2019 states – EBITDA from all verticals in existing 2019 states	25%
Responsible gambling: reduction of revenue from "at risk" customers	10%

Half of any bonus earned will be paid in cash, with the remaining half deferred into shares under the DSIP, vesting 50% after three years and 50% after four years from grant, subject to continued employment and a revenue underpin. Awards are eligible to receive dividend equivalents. Malus and clawback provisions apply to the annual bonus and DSIP both prior to vesting and for a period of two years post-vesting.

LTIP

The 2020 LTIP award grant levels will be in line with the new Remuneration Policy, at 180% of salary for the CEO and 150% of salary for the CFO. The awards will be granted after the 2020 AGM.

	Face value at date of award (£)	Face value at date of award (% of salary)
Peter Jackson	£1,378,918	180%
Jonathan Hill	£755,258	150%

As noted earlier in the Report, from 2020 LTIP awards will vest based on Relative TSR. The proposed targets are set out in the table below:

Performance measure	Weighting	Threshold[1] (25% vesting)	Maximum[1] (100% vesting)
Relative TSR[2]	100%	Median	Upper quartile

1. Awards vest on a straight-line basis between the points shown.
2. TSR compared with the FTSE 100 (excluding housebuilders, real estate investment trusts and natural resources companies).

Save As You Earn (SAYE)

Executive Directors are eligible to participate in the plan with the same terms as all other UK and Ireland employees if an invitation to enter a savings contract is offered during the year.

Chair and Non-Executive Director fees

The fees payable to the Chair of the Board and other Non-Executive Directors for 2020 are as follows:

	Fee p.a.
Base fee	
Chair	€450,000
Base Non-Executive Director fee	£65,000 or €90,000
Additional fees	
Senior Independent Director	£10,000
Audit Committee Chair	€25,000
Nomination, Remuneration or Risk Committee Chair	£15,000 or €20,000

These fees were reviewed in December 2018 by the Board and are considered to continue to remain appropriate. They will be reviewed again in the coming year.

Percentage change in Chief Executive Officer remuneration compared with other employees

The table below shows the percentage change in the Chief Executive Officer's remuneration from the prior year compared with the average percentage change in remuneration for all other employees. To provide a relevant comparison, the analysis includes only salaried corporate office UK and Ireland employees and is based on a consistent set of employees. The Committee considers this to be the most appropriate comparator group.

	Percentage change in 2019 compared with 2018		
	Base salary	Taxable benefits	Annual bonus
CEO[1]	2.8%	18.5%	56.5%
Corporate office UK&I employees	9.4%	9.0%	35.3%[2]

1. Based on full-year equivalent for CEO for 2018.
2. Bonuses for the workforce for 2019 have not been concluded at the time of signing this report and therefore this is an indicative figure.

Relative importance of spend on pay

The table below shows the percentage change in total employee pay expenditure and shareholder distributions (i.e. dividends and return of capital) from the financial year ended 31 December 2018 to the financial year ended 31 December 2019.

	2019 (£m)	2018 (£m)	% change
Dividends	**156**	169	-8%
Share buybacks	**87**	415	-79%
Total shareholder distributions	**243**	584	-58%
Employee remuneration	**474**	395	+20%

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Governance

CEO pay ratio disclosure

In 2019, we once again undertook an exercise to identify the CEO pay ratio, which we did for the first time in 2018. Alongside the ratio for our UK employees (in accordance with the regulations), we have also published the ratio for our UK and Ireland employees combined, which in our view better reflects our corporate structure and the significant proportion of Group employees based in Ireland. The ratios are as follows:

		2019			2018		
Group	Financial year	**25th percentile pay ratio**	**Median pay ratio**	**75th percentile pay ratio**	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
UK employees only	2019	107.35	88.54	53.85	112.95	92.07	53.80
UK and Ireland employees	2019	106.03	82.00	49.99	102.97	79.00	51.96

The total pay and benefits of each employee who is the best equivalent of the 25th, 50th and 75th ranked employee is as follows:

		2019			2018		
Group		**25th percentile pay ratio**	**Median pay ratio**	**75th percentile pay ratio**	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
UK employees only	Total pay and benefits	£19,555	£23,707	£38,890	£17,333	£21,264	£36,390
	Salary only	£17,560	£20,940	£33,350	£17,077	£20,374	£33,044
UK and Ireland employees	Total pay and benefits	£19,798	£25,599	£41,993	£19,013	£24,781	£37,677
	Salary only	£17,820	£23,791	£36,114	£18,450	£22,636	£33,742

Methodology

The pay and benefits of employees were calculated in line with the single total figure of remuneration methodology. We have used calculation method A. As such, we have used actual pay and benefits from 1 January to 31 December 2019. Joiners, leavers and part-time employees' earnings have been annualised on a full-time equivalent (FTE) basis, excluding any payments of a one-off nature, with FTE calculations based on 40 hours per week. Those on unpaid leave for more than 30 days have been excluded from the analysis.

Where bonus payments are made on a weekly, monthly or quarterly basis, payments made in the 2019 compensation year were included. For annual bonus payments, bonuses calculated for the 2019 year and to be paid in 2020 were used. As all workforce bonuses have not been concluded at the time of signing this report, indicative figures have been used. Benefits included in the calculation are employer pension/or cash in lieu received and the benefit in kind/P11D value of any taxable benefits.

Directors' shareholdings

We believe it is important that Executive Directors build up a significant holding in Flutter Entertainment plc shares, in order to align their interests with those of our shareholders. As such, the CEO and CFO are required to build and maintain holdings of 300% and 200% of salary respectively. Shareholding requirements may be met through both beneficially owned shares and vested but unexercised options net of notional tax. Those subject to continued employment or performance assessment are not included. Given that both Executive Directors were appointed recently and are yet to have an incentive plan vest, they are still building up their holdings.

As set out in the Remuneration Committee Chair's statement, post-employment holding periods have been introduced for the Executive Directors, and will take effect immediately. As such, they will apply to the 2020 LTIP and the 2021 DSIP (which is based on the 2020 annual bonus). Executive Directors will be required to hold the higher of their actual shareholding at the time of departure and the applicable shareholding requirement for two years post-departure.

The table below shows the shareholding of each Director against their respective shareholding requirement (where relevant) as at 31 December 2019 and there have been no changes to this from then until the date of this report.

	Beneficially owned[1]	Share options subject to performance	Share options vested but not yet exercised	Share options subject to continued employment only	Shareholding requirement (% of salary)	Current shareholding (% of salary)[2]	Requirement met?
Peter Jackson[3]	7,437	65,244	6,161	7,023	300%	130%	No
Jonathan Hill[3]	1,700	34,542	1,009	1,296	200%	43%	No
Jan Bolz	0	–	–	–	–	–	–
Zillah Byng-Thorne	1,266	–	–	–	–	–	–
Michael Cawley	3,600	–	–	–	–	–	–
Nancy Cruickshank	0	–	–	–	–	–	–
Ian Dyson	3,163	–	–	–	–	–	–
Andrew Higginson	0	–	–	–	–	–	–
Gary McGann	3,260	–	–	–	–	–	–
Peter Rigby	126	–	–	–	–	–	–
Emer Timmons	0	–	–	–	–	–	–

1. Includes shares held by the individual and those held by persons closely associated with them.
2. Based on beneficially owned shares and vested but unexercised options net of notional tax, a share price of £92.24 and salaries as at 31 December 2019.
3. Neither of the Executive Directors exercised any share option awards during the year.

89

Pay for performance The graph below shows the TSR performance (share price plus dividends paid) of Flutter Entertainment plc1 compared with the performance of the FTSE 100 Index over the ten-year period to 31 December 2019, assuming a nominal £100 investment in Paddy Power plc1 and the FTSE 100 Index at the start of the timeframe. This index has been selected because the Company believes that the FTSE 100 provides a relevant and appropriate broad market comparator index for the combined entity and includes companies of a similar size. Pay for performance A: Flutter Entertainment plc¹ B: FTSE 100 Index B Value of £100 invested at 31 December 2009 500 400 300 200 100 0 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 1. Paddy Power plc changed its name to Paddy Power Betfair plc on completion of the merger of Paddy Power plc and Betfair Group plc on 2 February 2016. During 2019, Paddy Power Betfair plc was renamed Flutter Entertainment plc. 2010 2011 2012 2013 2014 2015 2016 2017 20182019 Patrick Patrick Patrick Patrick Patrick Andy AndyBreon Breon BreonPeterPeter Kennedy Kennedy Kennedy Kennedy Kennedy McCue McCue Corcoran Corcoran CorcoranJacksonJackson Remuneration is converted from euros to pounds sterling as appropriate, using the 12-month average exchange rate over the financial year. Patrick Kennedy and Andy McCue were paid in Euros. Breon Corcoran was paid in pounds sterling, as is Peter Jackson. Before retesting – note, there is no provision for retesting in respect of LTIP awards made from 2013 onwards. Retesting was applied to the unvested portion of the 2011 LTIP based on performance to 31 December 2014, and as a result an additional 4.9% of the award vested in March 2015. Retesting was applied to the unvested portion of the 2012 LTIP based on performance to 31 December 2015, and as a result an additional 4.0% of the award vested in March 2016. Andy McCue was not eligible for a bonus in 2016 in line with his payment for loss of office. Breon Corcoran was not eligible for a bonus in 2018 in line with his payment for loss of office. Peter Jackson has no LTIP vestings in these years.

Governance Director’s Report The Directors’ Report for the year ended 31 December 2019 should be read in conjunction with the other sections of this Annual Report and Accounts, all of which are incorporated into this Directors Report by reference for the purposes of sections 325 and 1373 of the Companies Act 2014 and Regulation 21 of SI 255/2006 European Communities (Takeover Bids Directive (2004/25/EC)) Regulations 2006 and SI 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007 and SI 360/2017 European Union (Disclosure of Non-Financial and Diversity Information by Certain Large Undertakings and Groups) Regulation 2017 as applicable: the Strategic Report, which includes a review of the development and performance of the Group, the external environment, key strategic aims, business model and financial disclosure requirements arising from EU and Irish legislation: pages 7 to 48; the non-financial information statement: page 95; information on employees: pages 24 to 27; the Corporate Governance Report: pages 49 to 95; information on the Company’s diversity initiatives and Board Diversity Policy: pages 24 to 27 and 54; the Directors’ Remuneration Report, which includes information on the annual performance bonus, the LTIP, share schemes, share options, Directors’ service contracts, Directors’ remuneration and payments for loss of office: pages 70 to 90 ; details of the Audit Committee: pages 63 to 67; details of share capital and reserves: Note 16 to the Consolidated Financial Statements on pages 138 to 139; details of earnings per share: Note 9 to the Consolidated Financial Statements on page 127; and details of derivative financial instruments: Note 29 to the Consolidated Financial Statements on page 155. Principal activities The Group is a global sports betting and gaming operator, whose headquarters are in Dublin, Ireland. It currently operates across the following divisions: PPB – (i) Online, which consists of the Paddy Power, Betfair and Adjarabet online sites which offer sportsbook, exchange and gaming services across the UK and Ireland, Europe and International territories. The division also includes a range of global business-to-business (B2B) partnerships, and (ii) Retail, which operates 623 Paddy Power betting shops across the UK and Ireland; Australia – consisting of Sportsbet, the market-leading brand in the fast-growing Australian online betting market; and US – comprising the FanDuel brand, which is the nation’s leading online sports betting brand as well as offering daily fantasy sports, TVG, America’s leading horse racing TV and betting network, and the Betfair online casino and horse racing betting exchange. 2020 outlook The 2020 outlook set out in the Operating and Financial Review on pages 34 to 44 is deemed to be incorporated in this part of the Directors’ Report. Research and development The Group performs research and development activities to ensure that it continues to be a recognised innovator in the betting and gaming industry. These activities support the introduction of new products, the creation of new betting markets, improved online customer experience and the development of better processes and systems. Continued research and development contributes to the Group’s future growth and profitability. Further details of our research and development activities are set out in the Strategic Report on pages 7 and 48. Results The Group’s profit for 2019 before separately disclosed items of £224m reflects a decrease of 26% on the 2018 profit before separately disclosed items of £303.8m. Overall Group profit for 2019 amounted to £111.9m after separately disclosed items amounting to £112.1m, further information is set out in Note 4 to the Consolidated Financial Statements on page 123. Adjusted diluted earnings per share amounted to £3.017 compared with £3.772 in the previous year, a decrease of 20%. The financial results for 2019 are set out in the Consolidated Income Statement on page 103. Total equity attributable to the Company’s equity holders at 31 December 2019 amounted to £3,984.7m (2018: £3,998.0m). Business review, key performance indicators, and principal risks and uncertainties The Strategic Report on pages 7 to 48, which includes the Chair’s Statement and the Chief Executive Officer’s Review, contains a review of the performance and developments of the Group during the year, including the analysis of the key performance indicators. The principal risks and uncertainties facing the Group are on pages 45 to 48. Annual General Meeting (AGM) 2020 The Notice of AGM, convening the AGM to be held on 14 May 2020, is sent out to shareholders together with this Annual Report and Accounts. This contains full details of the resolutions that will be put to shareholders. It is also available on our corporate website: www.flutter.com/investors/shareholder-centre/agm Changes to the Board of Directors Nancy Cruickshank was appointed as a Non-Executive Director of the Company on 15 May 2019. Andrew Higginson was appointed as a Non-Executive Director of the Company on 2 October 2019. In accordance with the provisions of the 2018 UK Code, all Directors eligible for re-election should retire at each AGM and offer themselves for re-election. Accordingly at our AGM 2020, Andrew Higginson and Nancy Cruickshank will retire and seek re-election, and all other Directors, will retire and seek re-election at the next AGM. The Board believes that all Directors offering themselves for election or re-election continue to be effective and demonstrate commitment to the role. The Biographies of our current Directors can be found on pages 52 to 53.

Flutter Entertainment plc Annual Report & Accounts 2019

Director's Report continued

Directors' and officers' liability insurance

Throughout 2019, the Group had in place directors' and officers' liability insurance, which covered all Directors and officers.

Directors' and Company Secretary's shareholdings

The Company has established share ownership guidelines for Executive Directors to ensure that their interests are aligned with those of shareholders.

For detailed information, see the Directors' Remuneration Report: pages 70 to 90.

As at 26 February 2020 (being the latest practicable date before publication of this Annual Report and Accounts), the current Directors and the Company Secretary held the same number of beneficial interests in shares as at 31 December 2019 as set out in the table below. These shareholdings include all beneficial interests and those held by persons closely associated with them. This does not include their share awards under the Company's share schemes. The interests of the Executive Directors in the Company's share schemes as at 31 December 2019 are set out on page 89. The Company Secretary has no interest in the Company's share schemes that require disclosure.

	Number of ordinary shares of €0.09 each	
	31 December 2019	31 December 2018 (or date of appointment to the Company if later)
Jan Bolz	–	–
Zillah Byng-Thorne	**1,266**	930
Michael Cawley	**3,600**	3,600
Nancy Cruickshank*	–	–
Ian Dyson	**3,163**	3,163
Andrew Higginson†	–	–
Jonathan Hill	**1,700**	–
Peter Jackson	**7,437**	7,437
Gary McGann	**3,260**	3,260
Peter Rigby	**126**	126
Emer Timmons	–	–

* Nancy Cruickshank was appointed as a Non-Executive Director of the Company on 15 May 2019.

† Andrew Higginson was appointed as a Non-Executive Director of the Company on 2 October 2019.

None of the Directors nor the Company Secretary had an interest in the shares of any subsidiary undertaking of the Company or in any significant contracts of the Group.

Shares

Substantial shareholdings

As at 31 December 2019 and 26 February 2020 (being the latest practicable date before publication of this Annual Report and Accounts), the Company had been notified of the following details of interests of over 3% in the Company's ordinary share capital (excluding treasury shares):

	Notified holding 31 December 2019	**Notified holding 26 February 2020**	**Notified % holding 26 February 2020**
The Capital Group Companies, Inc.[1]	8,168,267	**10,223,718.5**	**13.05%**
Parvus Asset Management Europe Limited[2]	7,077,037	**6,931,474**	**8.85%**
Massachusetts Financial Services Company	6,685,927	**6,249,597**	**7.99%**
BlackRock Inc.	4,698,929	**4,754,969**	**6.07%**
Citigroup Global Markets Limited	4,099,787	**4,099,787**	**5.24%**
Caledonia (Private) Investments Pty Limited	3,992,140	**3,992,140**	**5.10%**
Lansdowne Partners International Limited	3,496,466	**Below Disclosure Threshold**	
David Power	3,472,822	**3,472,822**	**4.15%**
Marathon Asset Management LLP	2,411,233	**2,411,233**	**3.08%**

1. As notified by The Capital Group Companies, Inc, EuroPacific Growth Fund ("EUPAC") and Capital World Growth and Income Fund ("WGI") are mutual funds registered in the United States that are interested in 7.9746% and 3.0270% respectively of the then Company's ordinary share capital carrying voting rights, and that their voting rights have been delegated to Capital Research and Management Company ("CRMC"). CRMC's holdings under management are reported in aggregate by The Capital Group Companies, Inc. Accordingly, EUPAC's and WGI's interests are included in the 13.05% interest which was notified by The Capital Group Companies, Inc.
2. Parvus Asset Management Europe Limited holds a derivative position via equity swap.

Share capital, rights and obligations

- As at 26 February 2020 (being the latest practicable date before publication of this Annual Report and Accounts), the Company's total issued share capital was 80,322,073 shares, comprising:
- 78,356,473 ordinary shares in issue each with a nominal value of €0.09, all of which are of the same class and carry the same rights and obligations. Ordinary shares carry the right to the profits of the Company available for distribution and to the return of capital on the winding up of the Company. Ordinary shares carry the right to attend and speak at extraordinary general meetings of the Company and each share has the right to one vote. With regard to the Company's shares: (i) there are no restrictions on their transfer; (ii) no person holds shares carrying special rights with regard to the control of the Company; (iii) there are no shares to which a Company share scheme relates carrying rights with regard to the control of the Company; (iv) there are no restrictions on the voting rights attaching to the Company's shares; and (v) there are no agreements between shareholders that are known to the Company that may result

92

Governance in restrictions on the transfer of securities or on voting rights; and 1,965,600 treasury shares, which have no voting rights and no entitlement to dividends. This represents 2.45% of the Company’s total issued share capital (including treasury shares). As far as known to the Directors, the Company is not directly Dividends Details of the Company’s dividends for the financial years ended 31 December 2019 and 2018: Dividend per share Dividend total or indirectly owned or controlled by another company or any government. Further information on the Company’s share capital 2019 final Payment date PenceCents£ is set out in Note 16 to the Consolidated Financial Statements on page 138. At the Company’s AGM in 2019, shareholders authorised the Directors, by way of passing a special resolution, to be able to allot shares for cash up to 5% of the Company’s total issued share capital (excluding treasury shares) without first being required to offer them to existing shareholders of the Company. At the 2020 AGM, shareholders will be requested to renew this authority. Save for the allotment of shares in respect of the Group’s employee share schemes, the Directors have no current intention to exercise this authority. Purchase of own shares At the Company’s AGM in 2019, the shareholders authorised the Company and/or any of its subsidiaries, by way of passing a special resolution, to be able to make market purchases of a maximum of 7,810,478 of the Company’s ordinary shares (10% of the Company’s total issued share capital (excluding treasury shares). Own shares held During 2019, the Paddy Power Betfair plc Employee Benefit Trust (EBT) transferred 29,344 (2018: 101,232) ordinary shares to employees under the Company’s share schemes. At 31 December 2019, the EBT held 70,397 (2018: 99,741) ordinary shares in the Company, representing 0.089% (2018: 0.12%) of the total issued share capital of the Company (excluding treasury shares) as at that date. No shares were purchased into the EBT during the year ended 31 December 2019 (2018:0). Further information is set out in Note 16 to the Consolidated Financial Statements on page 139. Outstanding options 566,469 (2018: 509,140) awards or grants over shares were made during 2019 that would be dilutive of the Company’s issued share capital. We settle outstanding awards or grants under the Company’s share schemes with shares purchased in the market and through issuing new shares. The Board continues to review this as appropriate. As at 31 December 2019, there were 1,593,947 (2018: 1,568,986) options outstanding. dividend*22 May 2020 133.00–– 2019 interim dividend9 Oct 201967. 0075.4393252.2m 2018 final * Subject to shareholders’ approval at the AGM 2020. Employees The Group employed 9,153 people as at 31 December 2019. The responsibility for formulating, implementing and ensuring adherence to employment policies and relevant legislation falls under the remit of our HR function. The Group fully supports the principle of equal opportunity for all employees and opposes all forms of discrimination and has policies to ensure that it meets its legal obligations. It is also the Group’s policy to give full and fair consideration to the recruitment of disabled persons, and to provide such persons with the same training, career development and promotion opportunities as other employees. In the event of employees becoming disabled, every effort is made to ensure that their employment within the Group continues and that appropriate training is provided. The Group believes in open and continuous communications as an important part of the employee engagement process. The Group has various internal communication channels for informing employees about financial results, business development and other news concerning the Group and its people. Our Code of Ethics applies to all employees across the Group. As part of enabling our employees to participate in the Group’s performance and align with shareholder value, employees are also able to join our all employee Save As You Earn scheme (subject to local jurisdictional requirements) (see Note 18 of the Consolidated Financial Statements on pages 139 to 144). For detailed information on our people and culture: pages 24 to 27 Events after the reporting date Details of events after the reporting period are set out in Note 33 on page 161 to 162 of the Financial Statements. Other Greenhouse gas emissions See pages 22

Flutter Entertainment plc Annual Report & Accounts 2019 Director’s Report continued Political donations No political donations were made by the Company during 2019 that require disclosure in accordance with the Electoral Acts 1997 to 2002 and the Electoral Political Funding Act 2012. Articles of Association The Company’s Articles of Association may only be amended by way of a special resolution approved by the shareholders. They were last amended, effective as of 27 May 2019, by way of a special resolution passed at the AGM held on 15 May 2019 to change the name of the Company from Paddy Power Betfair plc to Flutter Entertainment plc. A circular to shareholders, which will contain the Notice of Meeting for the 2020 AGM, will be posted to shareholders on 27 March 2020. Significant agreements – change-of-control provisions There are no significant agreements which contain provisions entitling other parties to exercise termination or other rights in the event of a change in control of the Company. The rules of certain Company share schemes include provisions which apply in the event of a takeover or reconstruction. Contractual arrangements The Group has contractual arrangements with numerous third parties in support of its business activities. In that context, disclosure in this Annual Report and Accounts of information about any of those third parties is not considered necessary for an understanding of the development, performance or position of the Group’s businesses. Related party transactions Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm’s length basis and are disclosed in the Financial Statements. Transactions with Directors and parties related to them have been disclosed in Note 31 to the Consolidated Financial Statements on pages 159 and 160. Funding and liquidity risk Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group also spreads its cash reserves across several highly rated banks and investments to mitigate counterparty risks. The Group performs regular cash flow projections to ensure that it has sufficient cash on demand to meet expected operational expenses for a period of at least 90 days. The Group has a committed revolving credit facility of £450m which expires in April 2023 and a committed term loan facility of £250m which expires in November 2020, with options to extend by a further 12 months. Both facilities are provided by a syndicate of banks. At 31 December 2019, £250m of the term loan facility was drawn down and £117.3m of the revolving credit facility was drawn down. Further details are set out in Note 23 on page 149 to 150. Viability statement In accordance with the UK Code, the Directors confirm that they have a reasonable expectation that the Group will continue to operate and meet its liabilities, as they fall due, for the next three years to December 2022. This three-year timeframe was selected as it corresponds with the Board’s strategic planning horizon. Also the possible impact of future regulatory change and the pace of technological change limits the Directors’ ability to reliably predict the longer term. This is based on long-term plans prepared in 2019 with sensitivity analysis performed on key financial metrics such as sportsbook net revenue percentage and amounts staked. The Directors’ assessment has been made with reference to the strong cash-generation capabilities of the Group, its committed debt facilities and in particular its £450m committed revolving credit facility, which expires in April 2023, the Board’s risk appetite, and the principal risks and uncertainties and how they are managed, as detailed in pages 45 to 48 of this Annual Report. The Directors also assessed the potential financial and operational impacts, in severe but plausible scenarios, of the principal risks and uncertainties and the likely degree of effectiveness of current and available mitigating actions. Going concern, responsibilities and disclosure The current activities of the Group and those factors likely to affect its future development, together with a description of its financial position, are described in the Strategic Report. Principal risks and uncertainties affecting the Group, and the steps taken to mitigate these risks are described in the Understanding and Managing our Principal Risks section of the Strategic Report on pages 45 to 48. Critical accounting estimates affecting the carrying values of assets and liabilities of the Group are discussed in Note 2 to the Consolidated Financial Statements. After making appropriate enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for three years (in line with the viability statement). In making this assessment, the Directors considered the going concern status for a period of at least 12 months from the date of signing this Annual Report and Accounts. For this reason, they continue to adopt the going concern basis in preparing the Financial Statements. Compliance policy statement It is the policy of the Directors of the Company, in line with section 225 of the Companies Act 2014, to: comply with its relevant obligations; put in place appropriate arrangements and structures that are designed to secure material compliance with its relevant obligations; (iii) conduct a review during each fiscal year of those arrangements and structures; and (iv) seek and rely on the advice of persons employed by the Group or retained by it under contract for services, being persons who appear to the Board to have the requisite knowledge and experience to advise the Directors of the Company on compliance with its relevant obligations. 94

Governance

Non-financial information statement

As per the requirements of the non-financial reporting regulations, which were set out in the Companies Act 2014 and Regulation 21 of SI 255/2006 European Communities (Takeover Bids Directive (2004/25/EC) Regulations 2006 and SI 277/2007 Transparency (Directive 2004/109/EC) Regulations 2017 and SI 360/2017 European Union (Disclosure of Non-Financial and Diversity Information by Certain Large Undertakings and Groups) Regulation 2017, the table below sets out certain non-financial information to provide investors and other stakeholders with an understanding of the Group's development, performance, position and impact of its activity and where this information has been provided in this Annual Report:

Reporting requirement	Relevant policies and additional information	Location of information*	Page
Environmental Matters	Sustainability and environment	Corporate Social Responsibility	22
Social and employee matters	Code of Ethics; Global Health and Safety Framework	Corporate Social Responsibility; People and culture	20-23 24–27
Human rights	Code of Ethics; Modern Slavery Statement	People and culture	24–27
Anti-bribery and corruption	Code of Ethics; Anti-Bribery and Corruption Policy	People and culture	24–27
Business model	–	Business model	12–13
Non-financial KPIs	–	Strategic Report	12–13
Principal risks	–	Understanding and managing our principal risks	45–48

* The referenced sections are deemed to be incorporated within this Directors' Report.

Auditors

KPMG, chartered accountants, were appointed statutory auditor on 18 May 2018 and have been reappointed annually since that date, and pursuant to section 383(2) of the Companies Act 2014 will continue in office. Prior to 18 May 2018, KPMG LLP, the UK member firm of KPMG, were the auditor to Flutter Entertainment plc, having served as auditor for the two financial years ended 31 December 2017. KPMG in Ireland previously served as auditor to Paddy Power plc (subsequently renamed to Flutter Entertainment plc) for 14 uninterrupted financial years.

In accordance with section 381(1)(b) of the Companies Act 2014, a resolution authorising the Directors to fix the remuneration of the auditors will be proposed at the 2020 AGM.

Disclosure of information to the external auditor

Each of the Directors who held office at the date of approval of the Directors' Report confirms that:

- so far as they are aware, there is no relevant audit information of which the external auditor is unaware; and
- they have taken all steps that they ought to have taken as a Director to make them aware of any relevant audit information and to establish that the external auditor is aware of that information.

Books of account

The measures which the Directors have taken to ensure that adequate accounting records are kept with the requirements of sections 281 to 285 of the Companies Act 2014 are: the appointment of suitably qualified personnel; the adoption of suitable policies for recording transactions, assets and liabilities; and the appropriate use of computers and documentary systems. The Group and Company accounting records are kept at the Company's headquarters at Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, Ireland.

Listing Rule 9.8.4R

For the purposes of compliance with LR 9.8.4R (4) details of any long-term incentive schemes are included in the Directors' Remuneration Report on pages 75 to 90 and included by reference within this Directors' Report. For the purposes of compliance with LR 9.8.4(12) and (13) – Waivers of Dividend Disclosure – the Trustee of the Employee Benefit Trust has elected to waive dividends in respect of certain holdings of Flutter shares, details of which are set out on page 139 of the Financial Statements and are in included by reference within the Directors' Report. The remaining LR9.8.4R sections are not applicable.

On behalf of the Board of Directors

Peter Jackson
Chief Executive Officer

Jonathan Hill
Chief Financial Officer

26 February 2020

Flutter Entertainment plc, Registered in Ireland

Company number 16956

95

Flutter Entertainment plc Annual Report & Accounts 2019 Financial Statements Section Contents Statement of Directors’ Responsibilities Independent Auditor’s Report Consolidated Income Statement Consolidated Statement of Other Comprehensive Income Consolidated Statement of Financial Position Consolidated Statement of Cash Flows Consolidated Statement of Changes in Equity 109 Notes to the Consolidated Financial Statements Company Statement of Financial Position Company Statement of Changes in Equity 166 Notes to the Company Financial Statements 96

Statement of Directors’ Responsibilities

IN RESPECT OF THE ANNUAL REPORT AND THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Annual Report and the Group and parent Company financial statements (the “Annual Report and Accounts”) in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent Company financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and applicable law including Article 4 of the IAS Regulation. The Directors have elected to prepare the parent Company financial statements in accordance with FRS 101 Reduced Disclosure Framework as applied in accordance with the provisions of the Companies Act 2014.

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and parent Company and the Group’s profit or loss for that year. In preparing each of the Group and parent Company financial statements, the Directors are required to:

– select suitable accounting policies and apply them consistently;

– make judgements and estimates that are reasonable and prudent;

– state whether applicable Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;

– assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and

– use the going concern basis of accounting unless they either intend to liquidate the Group or Parent Company or to cease operations, or have no realistic alternative but to do so.

The Directors are also required by the Transparency (Directive 2004/109/EC0 Regulations 2007) and the Interim Transparency Rules of the Irish Financial Services Regulatory Authority to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group.

The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and which enable them to ensure that the financial statements comply with the provision of the Companies Act 2014. The directors are also responsible for taking all reasonable steps to ensure such records are kept by its subsidiaries which enable them to ensure that the financial statements of the Group comply with the provisions of the Companies Act 2014 including Article 4 of the IAS Regulation. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for safeguarding the assets of the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The directors are also responsible for preparing a directors’ report that complies with the requirements of the Companies Act 2014.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group and parent Company website (www.flutter.com). Legislation in the Republic of Ireland concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the Directors in respect of the Annual Report

Each of the Directors confirms that, to the best of their knowledge:

– the Group Financial Statements, prepared in accordance with IFRS as adopted by the European Union, and the Parent Company Financial Statements, prepared in accordance with FRS 101 Reduced Disclosure Framework give a true and fair view of the assets, liabilities and financial position of the Group and Parent Company at 31 December 2019 and of the profit or loss of the Group for the year then ended;

– the Directors’ Report includes a fair review of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face; and

– the Annual Report and Accounts, taken as a whole, provides the information necessary to assess the Group’s position and performance, business model and strategy, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

On behalf of the Board of Directors

Peter Jackson	Jonathan Hill
Chief Executive Officer	Chief Financial Officer
26 February 2020

Independent Auditor’s Report

TO THE MEMBERS OF FLUTTER ENTERTAINMENT PLC

Report on the audit of the financial statements

Opinion

We have audited the Group and Company financial statements of Flutter Entertainment plc (‘the Company’) for the year ended 31 December 2019 set out on pages 103 to 182, which comprise the consolidated income statement, the consolidated statement of other comprehensive income, the consolidated statement of financial position, the consolidated statement of cash flows, the consolidated statement of changes in equity, the company statement of financial position, the company statement of changes in equity, and related notes, including the summary of significant accounting policies set out in note 2. The financial reporting framework that has been applied in their preparation is Irish Law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the Parent Company financial statements, Irish Law and FRS 101 Reduced Disclosure Framework.

In our opinion:

– the financial statements give a true and fair view of the assets, liabilities and financial position of the Group and Company as at 31 December 2019 and of the Group’s profit for the year then ended;

– the Group financial statements have been properly prepared in accordance with IFRS as adopted by the European Union;

– the Company financial statements have been properly prepared in accordance with FRS 101 Reduced Disclosure Framework issued by the UK’s Financial Reporting Council; and

– the Group and Company financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section of our report. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion is consistent with our report to the audit committee.

We were re-appointed as auditor to Flutter Entertainment plc by the Directors on 18 May 2018. The period of total uninterrupted engagement is the two financial years ended 31 December 2019. Prior to 18 May 2018, KPMG LLP, the UK member firm of KPMG, was the auditor to Flutter Entertainment plc having served as auditor for the two financial years ended 31 December 2017. KPMG in Ireland previously served as auditor to Paddy Power plc (subsequently renamed to Flutter Entertainment plc) for 14 uninterrupted financial years. We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with ethical requirements in Ireland including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (“IAASA’’) as applied to public interest entities. No non-audit services prohibited by that standard were provided.

Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In arriving at our audit opinion above, the key audit matters, in decreasing order of audit significance, were as follows (unchanged from 2018):

Revenue recognition (Group and Parent Company) £2,140m (2018 – £1,873m)

The Audit Committee Report: page 63

Accounting policy: page 111 to 113

Note 3 to the Group financial statements: page 120

The key audit matter

The Group has a number of income streams across its online and retail operations which are predominantly driven by cash and payment card transactions. The accuracy and completeness of the amounts recognised from these income streams is largely dependent on the effectiveness of the operational and fraud-related controls in place in the Group’s IT systems that aim to correctly calculate appropriate wins and losses, and commission revenues, as applicable, alongside customer funds. It is also dependent on core finance processes and controls accurately reporting on and reconciling these transactions.

Revenue streams for the vast majority of the Group’s products are computed on highly-complex IT systems, which process a high volume of low value transactions across a high volume of different sporting events. There are in excess of 1 billion transactions each year, all requiring a correct IT outcome. There is a risk that a system may not be configured correctly from the outset such that winning and losing bets or commissions are calculated incorrectly, that the systems do not interface correctly from the customer facing systems through to the financial information systems and that unauthorised changes may be made to any of these systems, which may result in the misstatement of revenue.

The calculation of revenue from the IT systems links directly to the reconciliation of funds between customer and corporate accounts for the majority of online activity and, as such, customer funds must be appropriately managed and safeguarded. There is a risk that winning and losing bets or commissions are not calculated correctly and consequently, a risk that the revenue to be transferred from the customer accounts in the ring-fenced trust to Flutter Entertainment corporate accounts could be misstated.

How the matter was addressed in our audit

–	Our procedures when relevant to the Group or Parent Company included, among others:

–	With the assistance of our IT audit specialists we obtained and documented our understanding of key revenue processes and specifically how transactions from each revenue stream were initiated, processed and recorded from transaction initiation through to recording in the Financial Statements.

–	We tested the design and implementation of key controls, both automated and manual, in these processes. We also identified the key IT environments supporting these processes.

–	With the assistance of our IT audit specialists we tested key controls relevant to supporting our audit approach to revenue. These included logical access controls, including user access management; user access recertification; appropriateness of privileged users from the perspective of user access management, change management and job scheduling; and user authentication.

–	As part of our IT change management procedures we tested controls over authorisation and testing of changes and developments to the systems; and controls over job processing and scheduling (automated IT processing for interfaces and batch processing).

–	We tested the operating effectiveness of controls over customer account set-up, cash deposits and withdrawals from customer accounts.

–	We tested the operating effectiveness of controls over the capturing of initial bets, their allocation between different products and their processing through the system to recognition as revenue or in the appropriate customer account.

–	We used data analytics to test key interfaces between transaction recording systems and the General Ledger.

–	We tested the effectiveness of the controls at a sample of retail betting shops in the Republic of Ireland and United Kingdom. This involved undertaking site visits.

–	We traced a selection of bets placed on live-betting environments from the customer-facing systems to the source databases and then from the databases to the financial information systems to assess whether that information is passed appropriately from one system to another.

–	We obtained external confirmation and/or third party statements of the clients funds held in the client trust and reconciled the bank balance confirmation/third party statement to the customers’ betting accounts.

–	We assessed the appropriateness of cash transferred from the client trust accounts to corporate cash by reconciling the total revenue amounts reported by key IT systems to the amounts transferred from the client funds to corporate cash. We tested a sample of these transfers by agreeing the amounts to the relevant bank information.

–	Using data analytics, we recalculated a selection of commissions for the year for a customer’s account based on country, event and level of activity and ensured charges were applied as described in the terms and conditions for Exchange transactions.

–	We recalculated premium charges for a sample of customers during the year, confirming such charges were applied as described in the terms and conditions for Exchange transactions.

–	To identify unusual trends or activities in revenues, we considered reports issued by the Group’s Internal Audit function during the year on revenue related processes. We also considered the Group’s reports which are designed to identify unusual trading activity.

–	We performed substantive analytical procedures over the significant revenue streams and tested the inclusion of income in the appropriate period.

–	We tested a sample of bets placed around year end for events which had occurred ensuring the revenue was appropriately recorded in the correct period. We also tested a sample of open bets at year end ensuring the event had not yet occurred and ensured the bet was correctly recorded as an open bet at year end.

–	We also considered the adequacy of disclosures in respect of revenue recognition.

–	Based on evidence obtained we found that revenue recognition is appropriate.

The key audit matter above was also applicable to the Parent Company.

Independent Auditor’s Report continued

TO THE MEMBERS OF FLUTTER ENTERTAINMENT PLC

Tax provisioning – legacy gaming tax assessments in Germany and Greece

The Audit Committee Report: page 63

Accounting policy: page 111 to 112

Note 14 to the Group financial statements: page 137

The key audit matter

For some markets in which the Group now operates or operated in the past, the tax regulations dealing specifically with online gaming might not yet be formed, is unclear or continues to evolve, requiring the Directors to exercise a level of judgement surrounding the interpretation and application of local and international tax laws which may differ from the relevant tax authorities. This may result in significant judgements in the quantification of provisions or contingent liabilities for gaming and other indirect taxes in countries where the tax regulations do not exist or are unclear, the volatility of which could have a significant impact on the financial statements, particularly if there is a retrospective element applied to taxes.

During prior periods, the Group received significant tax assessments from tax authorities in Germany and Greece in respect of legacy periods. The Group settled these assessments during the current period but is appealing the matters. Management is treating the assessments paid as fully recoverable on the basis that the Group will successfully appeal the assessments in both Germany and Greece and receive a refund of the amounts paid. This is a significant judgement.

How the matter was addressed in our audit

Our procedures included, among others:

–	We obtained and documented our understanding of the process around the calculation of income tax provisions and the review of the assumptions used in the estimation of such liabilities. We evaluated the design and implementation and tested the operating effectiveness of the relevant controls therein.

–	For all significant gaming tax assessments, we challenged management on their treatment of the tax assessments.

–	We reviewed correspondence with the Group’s external legal counsel and we obtained external legal confirmations from the German and Greek lawyers.

–	We held discussions with the Group’s external legal counsel on the tax assessments and the probability of success in the ongoing appeals process.

–	We assessed the adequacy of the Group’s disclosures in respect of the gaming tax assessments in Germany and Greece.

–	Based on evidence obtained, we found that the treatment of the tax provisions and associated disclosures were appropriate.

The Greek tax assessment was settled by the Parent Company and therefore this key audit matter was relevant to the audit and the Parent Company.

Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at £12.5 million (2018: £10.4 million), determined with reference to a benchmark of Group revenues, of which it represents 0.6% (2018: 5% of Group profit before tax).

The Group benchmark has changed from the prior year, in order to reflect the change in the nature of the Group’s operations as they continue to invest in the US and enter new markets there. The US segment is currently loss making and is therefore resulting in volatility in the group’s profit before tax. As a result of our assessment, we consider Group revenues the appropriate representative benchmark for the financial performance of the Group in 2019. Of the Group’s four reporting components, we subjected three (FY2018: two) to full scope audits for Group purposes.

Materiality for the parent company financial statements as a whole was set at £9.4 million (2018: £7.8 million), determined with reference to a benchmark of total assets and chosen to be lower than materiality for the group financial statements as a whole. It represents 0.1% of total assets (2018: 0.1%).

We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding £625,000 (2018: £520,000), in addition to other identified misstatements that warranted reporting on qualitative grounds.

The components within the scope of our work accounted 96% of Group revenues (2018: 90%), 99% of Group net assets (2018: 98%) and 95% of Group profit before taxation (2018: 92%).

The remaining 4% of total Group revenues and 5% of Group profit before tax is represented primarily by one component. For this residual component, we performed analysis at an aggregated Group level and re-confirmed our assessment that there were no significant risks of material misstatement within this component.

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materialities, which ranged from £3.8 million to £9.4 million, having regard to the mix of size and risk profile of the Group across the components. The work on two of the three in-scope components was performed by component auditors in Australia and the US and the rest, including the audit of the parent company, was performed by the Group team.

The Group team held teleconference meetings with the Australian and US components to assess the audit risk and strategy. The Group audit team visited the US component to discuss work undertaken in more detail. The Group team also held teleconference meetings with our Australian and US components at the conclusion of their fieldwork to discuss the findings reported to the Group team. The Group team also carried out a detailed review of the Australian and US component audit workpapers.

We have nothing to report on going concern

We are required to report to you if:

–	we have anything material to add or draw attention to in relation to the directors’ statement in note 2 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Company’s use of that basis for a period of at least twelve months from the date of approval of the financial statements; or

–	if the related statement under the Listing Rules of Euronext Dublin and the UK Listing Authority is materially inconsistent with our audit knowledge.

We have nothing to report in these respects.

Other information

The directors are responsible for the other information presented in the Annual Report together with the financial statements. The other information comprises the information included in the directors’ report and Strategic report. The financial statements and our auditor’s report thereon do not comprise part of the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Based solely on our work on the other information we report that, in those parts of the Directors’ Report specified for our consideration:

–	we have not identified material misstatements in the directors’ report;

–	in our opinion, the information given in the directors’ report is consistent with the financial statements;

–	in our opinion, the directors’ report has been prepared in accordance with the Companies Act 2014.

Disclosures of principal risks and longer-term viability

Based on the knowledge we acquired during our financial statements audit, we have nothing material to add or draw attention to in relation to:

–	the Understanding and Managing our Principal Risks disclosures describing these risks and explaining how they are being managed and mitigated;

–	the directors’ confirmation within the Directors’ Report that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity; and

–	the directors’ explanation in the Directors’ Report of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Other corporate governance disclosures

We are required to address the following items and report to you in the following circumstances:

–	Fair, balanced and understandable: if we have identified material inconsistencies between the knowledge we acquired during our financial statements audit and the directors’ statement that they consider that the Annual Report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;

–	Report of the Audit Committee: if the section of the Annual Report describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee;

–	Statement of compliance with UK Corporate Governance Code: if the directors’ statement does not properly disclose a departure from provisions of the UK Corporate Governance Code specified by the Listing Rules for our review.

We have nothing to report in these respects.

In addition as required by the Companies Act 2014, we report, in relation to information given in the Corporate Governance Statement on pages 50 to 51, that:

–	based on the work undertaken for our audit, in our opinion, the description of the main features of internal control and risk management systems in relation to the financial reporting process is consistent with the financial statements and has been prepared in accordance with the Act;

–	based on our knowledge and understanding of the Company and its environment obtained in the course of our audit, we have not identified any material misstatements in that information; and

–	the Corporate Governance Statement contains the information required by the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017.

We also report that, based on work undertaken for our audit, other information required by the Act is contained in the Corporate Governance Statement.

Directors’ Remuneration Report

In addition to our audit of the Financial Statements, the Directors have engaged us to audit the information in the Directors’ Remuneration Report that is described as having been audited, which the Directors have voluntarily decided to prepare as if the Company were required to comply with the requirements of Schedule 8 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008 No. 410) made under the UK Companies Act 2006.

In our opinion the part of the Directors’ Remuneration Report which we were engaged to audit has been properly prepared in accordance with Schedule 8 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 made under the UK Companies Act 2006, as if those requirements were to apply to the Company.

Independent Auditor’s Report continued

TO THE MEMBERS OF FLUTTER ENTERTAINMENT PLC

Our opinions on other matters prescribed by the Companies Act 2014 are unmodified

We have obtained all the information and explanations which we consider necessary for the purpose of our audit.

In our opinion, the accounting records of the Group and Company were sufficient to permit the Group financial statements and the Company statement of financial position to be readily and properly audited and the Group and Company’s statement of financial position and the Group’s profit and loss account is in agreement with the accounting records.

We have nothing to report on other matters on which we are required to report by exception

The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions required by Sections 305 to 312 of the Act are not made.

The Companies Act 2014 also requires us to report to you if, in our opinion, the Company has not provided the information required by section 5(2) to (7) of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 for the year ended 31 December 2019 as required by the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) (amendment) Regulations 2018.

The Listing Rules of Euronext Dublin and the UK Listing Authority require us to review:

–	the Directors’ Statement, in relation to going concern and longer-term viability;

–	the part of the Corporate Governance Statement relating to the Company’s compliance with the provisions of the UK Corporate Governance Code and the Irish Corporate Governance Annex specified for our review; and

–	certain elements of disclosures in the report to shareholders by the Board of Directors’ remuneration committee.

Respective responsibilities and restrictions on use

Directors’ responsibilities

As explained more fully in their statement set out on page 97, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance but does not guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud, other irregularities or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. The risk of not detecting a material misstatement resulting from fraud or other irregularities is higher than for one resulting from error, as they may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control and may involve any area of law and regulation and not just those directly affecting the financial statements.

A fuller description of our responsibilities is provided on IAASA’s website at https://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsiblities_for_audit.pdf

The purpose of our audit work and to whom we owe our responsibilities

Our report is made solely to the Company’s members, as a body, in accordance with Section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for our report, or for the opinions we have formed.

C. Mullen

for and on behalf of

KPMG

Chartered Accountants, Statutory Audit Firm

1 Stokes Place

St. Stephen’s Green

Dublin 2

26 February 2020

Consolidated Income Statement

YEAR ENDED 31 DECEMBER 2019

		Before	Separately		Before	Separately
		separately	disclosed		separately	disclosed
		disclosed	items		disclosed	items
		items	(Note 4)	Total	items	(Note 4)	Total
		2019	2019	2019	2018	2018	2018
	Note	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue	3	2,140.0	–	2,140.0	1,873.4	–	1,873.4
Cost of sales		(650.2)	–	(650.2)	(469.9)	–	(469.9)
Gross profit		1,489.8	–	1,489.8	1,403.5	–	1,403.5

Operating costs excluding depreciation,
amortisation and impairment		(1,064.4)	(17.6)	(1,082.0)	(952.5)	(28.0)	(980.5)
EBITDA[1]		425.4	(17.6)	407.8	451.0	(28.0)	423.0

Depreciation and amortisation		(144.8)	(113.1)	(257.9)	(90.5)	(100.7)	(191.2)
Impairment		–	–	–	–	(27.2)	(27.2)
Operating profit		280.6	(130.7)	149.9	360.5	(155.9)	204.6

Financial income	6	1.0	–	1.0	3.9	17.7	21.6
Financial expense	6	(15.2)	–	(15.2)	(7.5)	–	(7.5)
Profit before tax		266.4	(130.7)	135.7	356.9	(138.2)	218.7

Tax (expense)/credit	8	(42.4)	18.6	(23.8)	(53.1)	15.1	(38.0)

Profit/(loss) for the year		224.0	(112.1)	111.9	303.8	(123.1)	180.7

Attributable to:
Equity holders of the Company		238.4	(94.4)	144.0	316.1	(114.7)	201.4
Non-controlling interest		(14.4)	(17.7)	(32.1)	(12.3)	(8.4)	(20.7)
		224.0	(112.1)	111.9	303.8	(123.1)	180.7

Earnings per share
Basic	9			£1.832			£2.417
Diluted	9			£1.822			£2.404

1.	EBITDA is defined as profit for the year before depreciation, amortisation and impairment, financial income, financial expense and tax expense/credit. It is considered by the Directors to be a key measure of the Group’s financial performance. Note as a result of the adoption of IFRS 16 Leases from 1 January 2019, under the modified retrospective approach, the rent expense which in 2018 was reflected in operating costs excluding depreciation, amortisation and impairment, is no longer recorded as an expense in 2019 but is replaced by a depreciation charge and finance expense which are recorded after EBITDA. There is no restatement of comparative information. See Note 2 for further detail on the impact of IFRS 16.

Notes 1 to 33 on pages 109 to 162 form an integral part of these consolidated financial statements.

Consolidated Statement of Other Comprehensive Income

YEAR ENDED 31 DECEMBER 2019

		2019	2018
	Note	£m	£m
Profit for the year		111.9	180.7

Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	6	2.6	–
Fair value of foreign exchange cash flow hedges transferred to income statement	6	(0.3)	–
Foreign exchange (loss)/gain on translation of the net assets of foreign currency
denominated entities	6	(33.1)	26.1
Other comprehensive income/(loss)		(30.8)	26.1
Total comprehensive income for the year		81.1	206.8

Attributable to:
Equity holders of the Company		120.7	219.3
Non-controlling interest		(39.6)	(12.5)
		81.1	206.8

Notes 1 to 33 on pages 109 to 162 form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

AS AT 31 DECEMBER 2019

		31 December	31 December[1]
		2019	2018
	Note	£m	£m
Assets
Property, plant and equipment	10	298.2	130.4
Intangible assets	11	558.5	578.1
Goodwill	12	4,120.3	4,075.3
Deferred tax assets	19	11.9	10.7
Investments	14	0.1	2.4
Other receivables	14	50.4	8.9
Total non-current assets		5,039.4	4,805.8

Trade and other receivables	14	64.6	81.8
Financial assets – restricted cash	15	189.1	167.2
Cash and cash equivalents	15	108.1	123.7
Total current assets		361.8	372.7

Total assets		5,401.2	5,178.5

Equity
Issued share capital and share premium		428.3	424.8
Treasury shares	16	(40.7)	(40.7)
Shares held by employee benefit trust	16	(6.1)	(8.6)
Other reserves		63.7	92.4
Retained earnings		3,539.5	3,530.1
Equity attributable to owners of the parent		3,984.7	3,998.0
Non-controlling interest		204.9	213.3
Total equity		4,189.6	4,211.3

Liabilities
Trade and other payables	20	548.8	532.8
Derivative financial liabilities	20	20.4	20.1
Provisions	21	2.9	4.3
Current tax payable		20.0	20.8
Lease liabilities	22	38.4	–
Borrowings	22	255.0	0.4
Total current liabilities		885.5	578.4

Trade and other payables	20	11.5	26.2
Derivative financial liabilities	20	0.7	0.9
Provisions	21	1.1	1.3
Deferred tax liabilities	19	65.0	77.4
Lease liabilities	22	132.1	–
Borrowings	22	115.7	283.0
Total non-current liabilities		326.1	388.8

Total liabilities		1,211.6	967.2

Total equity and liabilities		5,401.2	5,178.5

1	The Group has initially applied IFRS 16 at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 2 for further details.

Notes 1 to 33 on pages 109 to 162 form an integral part of these consolidated financial statements.

On behalf of the Board

Peter Jackson	Jonathan Hill
Chief Executive Officer	Chief Financial Officer
26 February 2020

Consolidated Statement of Cash Flows

YEAR ENDED 31 DECEMBER 2019

		2019	2018
	Note	£m	£m
Cash flows from operating activities
Profit for the year		111.9	180.7
Separately disclosed items	4	112.1	123.1
Tax expense before separately disclosed items		42.4	53.1
Financial income	6	(1.0)	(3.9)
Financial expense	6	15.2	7.5
Depreciation and amortisation before separately disclosed items		144.6	90.8
Employee equity-settled share-based payments expense before separately disclosed items	18	17.1	18.9
Foreign currency exchange loss/(gain)	7	1.5	(2.0)
Loss/(profit) on disposal of property, plant and equipment and intangible assets	7	0.2	(0.3)
Cash from operations before changes in working capital		444.0	467.9
Decrease/(increase) in trade and other receivables		13.1	(30.2)
Increase/(decrease) in trade, other payables and provisions		56.1	(24.5)
Cash generated from operations		513.2	413.2
Tax paid		(41.3)	(59.9)
Net cash from operating activities before transactions fees, restructuring and strategic
initiatives costs paid		471.9	353.3
Transaction fees paid		(12.9)	–
Restructuring and strategic initiative costs paid		–	(22.9)
Amounts paid in respect of legacy Greek and German tax assessments		(39.6)	–
Net cash from operating activities		419.4	330.4
Purchase of property, plant and equipment	10	(44.0)	(31.6)
Purchase of intangible assets		(33.7)	(38.5)
Proceeds from disposal of investment	14	2.3	21.9
Cash in acquired businesses	13	0.2	20.4
Purchase of businesses	13	(102.0)	(12.8)
Capitalised internal development expenditure	11	(53.1)	(30.3)
Payment of contingent deferred consideration	13	(4.8)	(6.1)
Proceeds from disposal of property, plant and equipment and intangible assets		–	1.0
Interest received		0.9	1.7
Net cash used in investing activities		(234.2)	(74.3)
Proceeds from the issue of new shares		3.6	2.3
Proceeds from the issue of shares to Non-controlling interest		–	7.5
Dividends paid	17	(156.2)	(169.0)
Payment of lease liabilities	22	(41.4)	–
Net amounts drawn down on borrowing facilities	22	82.8	223.1
Repayment of FanDuel debt and debt like items	13	–	(79.9)
Interest paid	22	(7.1)	(3.1)
Fees in respect of borrowing facility	22	(0.8)	(2.4)
Purchase of own shares including direct purchase costs	16	(86.8)	(415.0)
Net cash used in financing activities		(205.9)	(436.5)
Net decrease in cash and cash equivalents		(20.7)	(180.4)
Cash and cash equivalents at start of year		123.7	306.6
Foreign currency exchange gain/(loss) on cash and cash equivalents		0.1	(2.5)
Net Cash and cash equivalents at end of year	15	103.1	123.7
Bank overdraft	22	5.0	–
Cash and cash equivalents at end of year	15	108.1	123.7

Notes 1 to 33 on pages 109 to 162 form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

YEAR ENDED 31 DECEMBER 2019

	Attributable to equity holders of the Company (see Note 16)
	Number	Issued					Shares
	of	share	Foreign				held by	Share-
	ordinary	capital	exchange	Cash flow			employee	based			Non-
	shares in	and share	translation	hedge	Other	Treasury	benefit	payment	Retained	Total	controlling	Total
	issue	premium	reserve	reserve	reserves	shares	trust	reserve	earnings	equity	interest	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2019	81.4	424.8	4.1	–	2.2	(40.7)	(8.6)	86.1	3,530.1	3,998.0	213.3	4,211.3
Total comprehensive income for the year Profit for the year	–	–	–	–	–	–	–	–	144.0	144.0	(32.1)	111.9
Foreign exchange translation (Note 6)	–	–	(25.6)	–	–	–	–	–	–	(25.6)	(7.5)	(33.1)
Net change in fair value of cash flow hedge reserve	–	–	–	2.3	–	–	–	–	–	2.3	–	2.3
Total comprehensive income/(loss) for the year	–	–	(25.6)	2.3	–	–	–	–	144.0	120.7	(39.6)	81.1
Transactions with owners of the Company, recognised directly in equity
Shares issued (Note 16)	0.3	3.6	–	–	–	–	–	–	–	3.6	–	3.6
Business combinations (Note 13)	–	–	–	–	–	–	–	–	–	–	31.2	31.2
Own shares acquired by the Group (Note 16)	(1.4)	(0.1)	–	–	0.1	–	–	–	–	–	–	–
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	–	17.1	–	17.1	–	17.1
Equity-settled transactions – vestings	–	–	–	–	–	–	2.5	(2.3)	(0.2)	–	–	–
Tax on share-based payments	–	–	–	–	–	–	–	–	1.5	1.5	–	1.5
Transfer to retained earnings on exercise of share options (Note 16)	–	–	–	–	–	–	–	(20.3)	20.3	–	–	–
Dividends to shareholders (Note 17)	–	–	–	–	–	–	–	–	(156.2)	(156.2)	–	(156.2)
Total contributions by and distributions to owners of the Company	(1.1)	3.5	–	–	0.1	–	2.5	(5.5)	(134.6)	(134.0)	31.2	(102.8)
Balance at 31 December 2019	80.3	428.3	(21.5)	2.3	2.3	(40.7)	(6.1)	80.6	3,539.5	3,984.7	204.9	4,189.6

Consolidated Statement of Changes in Equity

YEAR ENDED 31 DECEMBER 2018

	Attributable to equity holders of the Company (see Note 16)
		Issued				Shares
	Number of	share	Foreign			held by	Share-
	ordinary	capital	exchange			employee	based			Non-
	shares in	and share	translation	Other	Treasury	benefit	payment	Retained	Total	controlling	Total
	issue	premium	reserve	reserves	shares	trust	reserve	earnings	equity	interest	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2018	86.5	423.0	(13.8)	15.4	(40.7)	(15.6)	112.9	3,914.2	4,395.4	–	4,395.4
Adoption of IFRS 9	–	–	–	(13.7)	–	–	–	13.7	–	–	–
Opening balance as restated	86.5	423.0	(13.8)	1.7	(40.7)	(15.6)	112.9	3,927.9	4,395.4	–	4,395.4
Total comprehensive income for the year
Profit for the year	–	–	–	–	–	–	–	201.4	201.4	(20.7)	180.7
Foreign exchange translation (Note 6)	–	–	17.9	–	–	–	–	–	17.9	8.2	26.1
Total comprehensive income/(loss) for the year	–	–	17.9	–	–	–	–	201.4	219.3	(12.5)	206.8
Transactions with owners of the Company, recognised directly in equity
Shares issued (Note 16)	0.5	2.3	–	–	–	–	–	–	2.3	–	2.3
Shares issued in Non-controlling interest	–	–	–	–	–	–	–	22.6	22.6	16.8	39.4
Business combinations – FanDuel (Note 13)	–	–	–	–	–	–	–	8.9	8.9	209.0	217.9
Own shares acquired by the Group (Note 16)	(5.6)	(0.5)	–	0.5	–	–	–	(501.8)	(501.8)	–	(501.8)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	20.4	–	20.4	–	20.4
Equity-settled transactions – vestings	–	–	–	–	–	7.0	(6.7)	0.3	0.6	–	0.6
Tax on share-based payments	–	–	–	–	–	–	–	(0.7)	(0.7)	–	(0.7)
Transfer to retained earnings on exercise of share options (Note 16)	–	–	–	–	–	–	(40.5)	40.5	–	–	–
Dividends to shareholders (Note 17)	–	–	–	–	–	–	–	(169.0)	(169.0)	–	(169.0)
Total contributions by and distributions to owners of the Company	(5.1)	1.8	–	0.5	–	7.0	(26.8)	(599.2)	(616.7)	225.8	(390.9)
Balance at 31 December 2018	81.4	424.8	4.1	2.2	(40.7)	(8.6)	86.1	3,530.1	3,998.0	213.3	4,211.3

Notes 1 to 33 on pages 109 to 162 form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. General information

Flutter Entertainment plc (the “Company”) and its subsidiaries (together referred to as the “Group”) is a global sports betting and gaming group, whose headquarters are in Dublin, Ireland. The Group currently operates across four divisions; (i) PPB Online which includes the online brands of Paddy Power, Betfair and Adjarabet, the Paddy Power telephone sportsbook, as well as a number of business-to-business partnerships; (ii) Australia, consisting of Sportsbet, the market leader in the fast-growing Australian online betting market; (iii) PPB Retail, which operates over 620 Paddy Power betting shops across the UK and Ireland; and (iv) US, which comprises FanDuel, a market leading operator in daily fantasy sports and online and retail sportsbetting, TVG, America’s leading horseracing TV and betting network, the Betfair New Jersey online casino and the Betfair New Jersey horseracing betting exchange.

The Company is a public limited company incorporated and domiciled in the Republic of Ireland and has its primary listing on the London Stock Exchange and a secondary listing on the Irish Stock Exchange. The address of its registered office is set out on page 185 of this Annual Report.

The consolidated financial statements of the Group for the year ended 31 December 2019 comprise the financial statements of the Company and its subsidiary undertakings and were approved for issue by the Board of Directors on 26 February 2020.

2. Basis of preparation and summary of significant accounting policies

The consolidated financial statements are prepared on the historical cost basis except for betting transactions (which are recorded as derivative financial instruments), investments, contingent deferred consideration and certain share-based payments, all of which are stated at fair value (grant date fair value in the case of share-based payments). The consolidated financial statements are presented in pounds sterling and are rounded to the nearest million.

Further to IAS Regulation (EC1606/2002, ‘Accounting standards adopted for use in the EU’), EU law requires that the annual consolidated financial statements of the Group be prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the European Union (“EU”). The consolidated financial statements have been prepared on the basis of IFRS adopted by the EU and effective for accounting periods ending on or after 1 January 2019.

The accounting policies applied in the preparation of these consolidated financial statements have been applied consistently during the year and prior year, except as highlighted below in ‘Recent accounting pronouncements’.

Recent accounting pronouncements

The IASB have issued the following standards, policies, interpretations and amendments which were effective for the Group for the first time in the year ended 31 December 2019:

– IFRS 16 Leases

– IFRIC 23 Uncertainty over Income Tax Treatments

– Amendments to IFRS 9 Prepayment Features with Negative Compensation

– Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

– Annual improvements to IFRS Standards 2015-2018 Cycle

– Amendments to IAS 19: Plan amendment, Curtailment or Settlement

The adoption of the above new standards and interpretations with the exception of IFRS 16 did not have a significant impact on the Group’s consolidated financial statements.

The Group has adopted IFRS 16 Leases from 1 January 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees. As a result, the Group as a lessee has recognised right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligations to make lease payments.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial recognition is recognised in retained earnings at 1 January 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e. it is presented as reported under IAS 17 and related interpretations. The details of the changes in accounting policies are discussed below.

As a lessee

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership of the underlying asset. Under IFRS 16, the Group recognises right of use assets and lease liabilities for most leases – i.e. these leases are recorded on the statement of financial position.

However the Group has elected not to recognise the right-of-use assets and lease liabilities for a small amount of leases of low value assets (e.g office equipment). The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The right of use asset is initially measured at deemed cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs. It is subsequently measured at cost less accumulated depreciation and impairment in accordance with the Group’s accounting policies. It is depreciated over the shorter of the lease term and the useful life of the right-of-use asset, unless there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term. If there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term, the Group depreciates the right-of-use asset over the useful life of the underlying asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. To determine the incremental borrowing rate, the Group, where possible, used recent third-party borrowings as a benchmark to determine the borrowing rate that would be attached to a secured borrowing having similar amount, economic environment and duration as the individual lease.

Notes to the Consolidated Financial Statements continued

2. Basis of preparation and summary of significant accounting policies (continued)

As a lessee (continued)

Lease liabilities include the net present value of the following lease payments:

– fixed payments (including in-substance fixed payments), less any lease incentives receivable

– variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

– amounts expected to be payable by the group under residual value guarantees

– the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

– payments of penalties for terminating the lease, if the lease term reflects the group exercising that option

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by the lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lease that includes renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right of use assets recognised.

Transition

Until 31 December 2018, leases of property, plant and equipment where the Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the asset’s useful life, or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease, unless another systematic basis was more appropriate.

The Group leases various licenced betting and other offices under operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Group was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments discounted at the Group’s incremental borrowing rate at 1 January 2019. Right of use assets are measured at either:

– their carrying amounts as if IFRS 16 had been applied since the commencement date, discounted using the leases incremental borrowing rate at the date of initial application.

– an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

– Applied the exemption not to recognise right of use assets and liabilities for leases with less than 12 months of lease term and leases for which the underlying asset is of low value

– Relied on previous assessments on whether leases are onerous as an alternative to performing an impairment review

– Applied portfolio level accounting for leases with similar characteristics

– Excluded initial direct costs from measuring the right of use asset at the date of initial application

– Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease

As a lessor

The Group has a small number of properties that are sublet. The accounting policies applicable to the Group as a lessor are not different from those under IAS 17.

At inception, the Group determines whether each lease is a finance lease or an operating lease, by reference to the transfer of all risks and rewards in connection to ownership of the underlying asset. In this case, the Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease.

When the Group is an intermediate lessor the sub leases are classified with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

Under operating leases, the Group recognises the income generated by the lease on an accruals basis over the life of the contract.

Impact on financial statements

Impact on transition

On transition to IFRS 16, the Group recognised additional right-of-use-assets and additional lease liabilities. The impact on transition is summarised below:

1 January
2019
£m
Right of use assets	157.2
Provisions	1.2
Payables	7.6
Lease liabilities	(162.3)
Trade and other receivables including prepayments	(3.7)

As the Group measured the right-of-use-assets at an amount equal to the lease liabilities, no adjustment to retained earnings was required.

The provisions derecognised referred to previously identified onerous leases that under IAS 17 had required, in previous accounting periods, the recognition of a provision which, under IFRS 16, is incorporated in the overall lease liability.

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted average rate applied is 3%.

1 January
2019
£m
Operating lease commitments at 31 December 2018 as disclosed in the Group’s consolidated financial statements	182.1
Less payments not to be included within lease liability	(2.5)
Discounted using the incremental borrowing rate at 1 January 2019	(17.3)
Lease liabilities recognised at 1 January 2019	162.3

Impacts for the period

As a result of initially applying IFRS 16 in relation to the leases that were previously classified as operating leases, the Group recognised £166.0m of right-of-use-assets and £170.5m of lease liabilities as at 31 December 2019. See Note 10, 22 and 30 (d) for further details.

Also in relation to those leases under IFRS 16, the Group has recognised depreciation and interest costs instead of operating lease expense. During the year ended 31 December 2019, the Group recognised £36.7m of depreciation charges (See Note 10) and £5.0m of interest costs from these leases, as highlighted in Note 6.

Adopted IFRS not yet applied

The following IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the financial statements:

– Amendments to references to the Conceptual Framework in IFRS Standards (effective date 1 January 2020)

– Definition of a business (Amendments to IFRS 3) (effective date 1 January 2020)

– Definition of material (Amendments to IAS 1 and IAS 8) (effective date 1 January 2020)

– IFRS 17 Insurance Contracts (effective date 1 January 2021)

– Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date to be confirmed)

Basis of consolidation

The Group’s financial statements consolidate the financial statements of the Company and its subsidiary undertakings based on accounts made up to the end of the financial year. A subsidiary is an entity controlled by the Company. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions are eliminated on consolidation except to the extent that unrealised losses provide evidence of impairment.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In the course of preparing the financial statements, no judgements have been made in the process of applying the Group’s accounting policies, other than those involving estimation (as described below), that have a significant effect on the amounts recognised in the financial statements.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment to the carrying amount of assets and liabilities within the next financial year is set out below.

Valuation of legacy gaming tax assessments

Taxation within the Group includes both Income Taxes and Gaming Taxes. Judgement and estimation is required to interpret international tax laws and the way these taxes interact within each jurisdiction, to identify and value any provisions arising in relation to gaming and income taxes as applicable.

As outlined in Note 14, on 13 February 2019, the Group provided an update on two separate disputed legacy tax assessments. The first relates to the Betfair Exchange in Germany, which operated there until November 2012, and the second relates to the paddypower.com business in Greece.

The Hessen Fiscal Court provided the Group with its decision relating to the Group’s appeal of a 2012 German tax assessment relating to the Betfair Exchange, which operated in Germany until November 2012. The Fiscal Court found against the Group and deemed that a tax liability of approximately €40m (£36m) is payable (including accrued interest). This represents a multiple of the revenues generated by the Exchange during the assessment period.

Notes to the Consolidated Financial Statements continued

2. Basis of preparation and summary of significant accounting policies (continued)

Valuation of legacy gaming tax assessments (continued)

Separately, the Group was issued with a Greek tax assessment for financial years 2012, 2013 and 2014, relating to paddypower. com’s Greek interim licence. This assessment concluded that the Group is liable to pay €15.0m in taxes including penalties and interest. This is substantially higher (by multiples) than the total cumulative revenues ever generated by paddypower.com in Greece. There is potential that the periods after 2014 could also be subject to further challenge by the Greek tax authorities.

The Group strongly disputes the basis of these assessments, and in line with the legal and tax advice we have received, is confident in our grounds to successfully appeal them. The appeals process has commenced in both cases. Accordingly, we do not consider that these amounts represent liabilities for the Group and no provision has been made for amounts assessed or potential further assessments. This involves a series of judgements about future events and ultimately the court judgements and therefore the Directors may need to re-assess the accounting treatment as matters develop further. Pending the outcome of these appeals, we paid the total Greek tax assessment (including the penalties and interest) and the €30.6m German tax assessment during 2019, with the late payment interest to be paid in due course. The amounts paid have been recorded as a non-current receivable on the balance sheet.

Note 10 – Lease term and determination of whether the Group is reasonably certain to exercise extension options

Some property leases particularly in our retail business contain extension and break options to provide operational flexibility. These options are held by the Group and not by the lessors. The Group assesses whether it is reasonably certain to exercise these options at lease commencement date. When assessing these options at the date of transition, the Group was mindful of the regulatory changes in 2019 particularly in the UK and the impact it would have on future shop profitability and whether it could state with reasonable certainty that these options would be exercised. The Group is of the view that other than the underlying trading of the shop, there is no economic incentive to extend a particular lease. For example, the rents are at market rates, there are no significant leasehold improvements and there are no significant costs relating to exiting or relocating.

During 2019, as these regulatory changes have been implemented and the Group has obtained greater knowledge of the potential impact on profitability, it has reassessed the likelihood of options being exercised which resulted in an increase in the right-of-use-asset and lease liability being recognised. The Group has estimated that the potential future lease payments should it exercise all options would result in an increase in the lease asset and liability of £19m.

Note 12 – Measurement of the recoverable amounts of cash generating units containing goodwill and indefinite life licences and brands intangible assets

An impairment review has been performed of all goodwill and intangible assets held by the Group. The impairment review is performed on a “value-in-use” basis, which requires estimation of future net operating cash flows, the time period over which they will occur, an appropriate discount rate and an appropriate growth rate. Certain of these estimates and assumptions are subjective in nature. However, there are no estimates or assumptions used in assessing the recoverable amount of cash generating units which are considered to have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. Significant unobservable inputs and valuation adjustments are monitored on an on-going basis.

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

– Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

– Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

– Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorised in the different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Revenue

The services provided by the Group comprise sports betting (sportsbook, the exchange sports betting product, daily fantasy sports products and pari-mutuel betting products), fixed odds games betting, online games and casino, peer-to-peer games including online bingo and online poker and business-to-business services. Revenue is stated exclusive of value-added tax.

The Group’s betting and gaming activities are classified as derivative financial instruments, with the exception of the exchange sports betting product and pari-mutuel betting products on which commission income is earned, peer-to-peer games on which commission income and tournament fees are earned (including daily fantasy sports), and business-to-business services on which fees are earned.

Revenue from sportsbook betting activities represents the net gain or loss from betting activities in the period plus the gain or loss on the revaluation of open positions at period end and is stated net of the cost of customer promotions and bonuses incurred in the period. These derivatives are recognised initially at fair value and subsequently at fair value through profit or loss, within the revenue line as this represents the Group’s principal activity. Customer promotions (including free bets) and bonuses are deducted from sportsbook betting revenue.

Revenue from the exchange sports betting product represents commission earned on betting activity and is recognised on the date the outcome for an event is settled.

Revenue from Daily Fantasy Sports products represents entry fees less prizes paid and player acquisition and retention incentives. Prizes are generally paid in cash or an entry fee into specific contests or tournaments.

The Group earns service fees from offering fantasy sports contests (“Contests”) and fantasy sports tournaments (“Tournaments”) to users. Contests are generally completed in a single day or up to one week. Tournaments are generally completed in one week or up to several months over two to three rounds. For Contests, revenue is recognised when the contest is settled. For Tournaments, revenue is recognised over the period of the tournament as each round is completed and there is no longer a service obligation to each user that participated in the tournament.

The Group offers various incentives to build loyalty, encourage and engage users on the platform, the costs of incentives are recorded as a reduction to the amount recognised as revenue for service fees.

Revenue from sponsorships represents advertising campaigns for customers who become a presenting sponsor at events. Customers are generally billed prior to the campaign launch and revenue is earned over the period of the event.

Revenue from pari-mutuel betting products represents a percentage of stake and is recognised on settlement of the event, and is stated net of customer promotions and bonuses in the period.

Revenue from fixed odds games and the online casinos represents net winnings (“customer drop”), being amounts staked net of customer winnings, and is stated net of customer promotions and bonuses incurred in the period.

Revenue from peer-to-peer games represents commission income (“rake”) and tournament fees earned from games completed by the period end, and is stated net of the cost of customer promotions and bonuses incurred in the period.

Revenue from business-to-business services represents fees charged for the services provided in the period.

Cost of sales

Cost of sales principally comprises betting and gaming taxes, software supplier costs, customer payment transaction fees, sporting levies and other data rights charges.

Research and development

Expenditure on research activities is recognised in the income statement as an expense in the period in which it is incurred. Expenditure on development activities is recognised as an internally generated intangible asset only when the necessary criteria are met; including demonstrating the technical feasibility of the product and having sufficient certainty over future revenue or cost savings that will be generated from the product. The qualifying expenditure capitalised represents costs directly attributable to the development of the asset. This expenditure is capitalised from the date when they first meet the recognition criteria and until the date at which the asset is available for use. If the criteria are not met the expenditure is recognised in profit or loss as an expense in the period in which it is incurred. Capitalised development expenditure assets are amortised on a straight-line basis from the date they are available for use over their useful economic life.

Financial income

Interest income is recognised on an accruals basis by reference to the principal outstanding and the effective rate of interest. Financial income includes positive changes in the fair value of financial assets at fair value through profit or loss and positive changes in the fair value of deferred contingent consideration.

Financial expense

Financial expense comprises interest expense on borrowings (except in respect of borrowing costs relating to qualifying assets), lease interest, interest on guarantee contracts entered into with third parties, the unwinding of the discount on provisions and other non-current liabilities, negative changes in the fair value of financial assets at fair value through profit or loss and negative changes in the fair value of deferred contingent consideration.

Bank and credit card charges

Bank and credit card charges and fees that are considered integral to the operations of the Group’s business are recognised in ‘cost of sales’ in the consolidated income statement. Bank charges and fees that are related to the Group’s financing activities are recognised in ‘financial expense’ in the consolidated income statement.

Operating segment reporting

Operating segments are distinguishable components of the Group that have been established based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker (the Board of Directors, “CODM”) in order to assess each segment’s performance and to allocate resources to them. Geographical segments provide services within a particular economic environment that are subject to risks and rewards that are different from those components operating in alternative economic environments. The Group has determined that its operating segments of PPB Online, Australia, US and PPB Retail are its reportable segments. See Note 3 for further information on operating segments.

Functional and presentation currency

Pounds sterling represents the primary currency for transactions and as such the Group has chosen to present its financial statements in pounds sterling. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates, which are primarily pounds sterling, euro, Australian dollar, US dollar and Georgian lari .

Foreign currency transactions

Transactions in foreign currencies are translated at the relevant foreign exchange rate ruling at the date of the transaction. Non-monetary assets that are carried at historical cost are not subsequently retranslated. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to functional currencies at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Notes to the Consolidated Financial Statements continued

2. Basis of preparation and summary of significant accounting policies (continued)

Foreign currency transactions (continued)

Gains and losses arising on the retranslation of cash and cash equivalent balances are included within ‘operating costs excluding depreciation and amortisation’ in the income statement rather than as financial income or expense, as the Directors consider that the gains or losses arising relate to operations, as the Group broadly matches its foreign currency denominated assets and liabilities to ensure that foreign exchange gains and losses are minimised. Gains and losses on retranslation of non-cash assets and liabilities are also dealt with as operating items. Gains and losses on foreign currency retranslation are separately analysed into their components in the statement of cash flows.

For a review of the Hedge Accounting policies adopted by the Group, see Hedging Activities below.

Foreign currency translation of foreign operations

To the extent that the Group’s foreign operations are considered to have functional currencies which are different from the Group’s presentation currency, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation and long term intra-group loans that are part of the net investment because repayment is not planned or foreseen, are translated to GBP at the foreign exchange rates ruling at the reporting date. The revenues and expenses of these foreign operations are translated to GBP at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in the consolidated statement of other comprehensive income and presented in the foreign currency translation reserve within equity.

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The value of acquisition is measured at the date of purchase and represents the aggregate of the fair values of assets given, liabilities incurred or assumed and any equity instruments issued by the Group in exchange for control of the acquiree and fair value of previously held equity interests. The identifiable assets and liabilities of the acquiree are recognised at their fair values at the date of acquisition.

Goodwill recognised subsequent to 1 January 2004, representing the excess of purchase consideration over the fair value of net identifiable assets acquired defined in accordance with IFRS 3 Business Combinations, is capitalised. Goodwill is initially recognised as an asset at cost and is thereafter measured at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually. Any impairment in the value of goodwill is dealt with in the income statement in the period in which it arises. Goodwill is recognised only when control of the acquiree is initially achieved. Following the acquisition of control, no goodwill is recognised on subsequent purchases of equity interests in the acquiree and instead the difference between the cost of such acquisitions and the carrying values of the relevant net assets in non-controlling interest is dealt with through retained earnings. Costs relating to the acquisition of businesses that occurred since 1 January 2010 are expensed to the income statement when incurred. Costs related to the acquisition of non-controlling interests are recognised directly in retained earnings.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders percentage interest in the net fair value of the assets, liabilities and contingent liabilities recognised. Subsequently the non-controlling interests are allocated their share of results recognised in the income statement and the Statement of Comprehensive Income.

Amounts payable in respect of deferred contingent consideration are recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognised in the income statement.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the sites on which they are located. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net in the income statement.

Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment on a straight-line basis over their useful lives, as follows:

Land	Not depreciated
Buildings: Freehold	50 years
Buildings: Leasehold improvements	Unexpired term of the lease, except for leases with an initial term of ten or less years, which are depreciated over the unexpired term of the lease plus the renewal length of the lease if there is an unconditional right of renewal
Fixtures and fittings	3 – 7 years
Computer equipment	3 – 5 years
Motor vehicles	3 – 5 years
Right-of-use asset	Over the lease term as defined under IFRS 16

Assets in the process of construction are stated at cost less impairment losses. Depreciation of these assets begins when the assets are ready for their intended use.

The residual value of property, plant and equipment, if not insignificant, is reassessed annually.

Intangible assets

Intangible assets, principally comprising brands, customer relations, computer software and technology, development expenditure, licences and broadcasting and wagering rights are capitalised and amortised over their estimated useful economic lives on a straight-line basis, with the exception of customer relations which is amortised on a reducing balance basis.

Brands represent the fair value of brands and trade-mark assets acquired in business combinations.

Customer relations represent the fair value of customer relations acquired in business combinations.

Computer software and technology includes the costs incurred in acquiring and bringing specific software programs into use and the fair value of software and technology acquired in business combinations. Maintenance costs relating to computer software programs are expensed to the income statement when incurred.

Development expenditure represents internally generated costs incurred on development activities. These costs have been capitalised in accordance with the requirements of IAS 38 Intangible Assets.

Licences comprise the costs of acquiring retail bookmaking licences, the rents incurred in respect of the period prior to each shop opening for business (as the existence of a premises is a pre-requisite for obtaining such licences), licences for electronic point-of-sale (“EPOS”) system software, and gambling licences including US market access payments across a number of jurisdictions globally.

Broadcasting and wagering rights represent assets acquired as part of the all-share merger with Betfair Group plc in 2016 (the ‘Merger’) and in particular relate to the US segment.

The estimated useful economic lives of intangible assets, according to which amortisation is calculated, are as follows:

Brands	8 – 10 years
Customer relations	4 – 7 years reducing balance, based on estimated customer lifecycle
Computer software and technology	2 – 5 years
Development expenditure	3 years
Licences	2 – 20 years
Broadcasting and wagering rights	6 years

The licences intangible assets recognised on the acquisition of the D McGranaghan Limited business in 2008, the acquisition of an additional betting shop in Northern Ireland in 2011 and the brands intangible assets recognised on the acquisition of Sportsbet Pty Limited and International All Sports Limited in 2009 are not amortised for the reasons set out in Note 11.

Non-derivative financial instruments

Other non-derivative financial instruments comprise cash and cash equivalents, restricted cash, investments, trade and other receivables and trade and other payables.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents for the purpose of the statement of cash flows comprise cash and call deposits with an original maturity of three months or less and bank overdrafts, repayable on demand, that are integral to the Group cash management.

Restricted cash represents cash held by the Group but which is ring fenced, or used as security for specific arrangements (such as cash held on the balance sheet in designated client fund accounts where certain jurisdictions require the Group to do so, or as collateral for a bank guarantee), and to which the Group has restricted access for a period of time. It includes funds held to cover monies owed to customers, as per the terms of the Australian corporate sports book making licences issued to Sportsbet and also funds held to cover monies owed to customers in our US businesses. Restricted cash is now classified as amortised cost. Restricted cash balances are further classified as current or non-current depending on when the restriction first ends.

Neither cash and cash equivalents or restricted cash include certain customer funds deposited in a stakeholder account held by The Sporting Exchange (Clients) Limited, a wholly-owned subsidiary of the Group, on the basis that they are held on trust for customers and do not belong to and are not at the disposal of the Group.

Subsequent to initial recognition, cash and cash equivalents and trade and other payables are measured at amortised cost.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for expected credit losses.

Investments in equity are measured at fair value and changes therein, are recognised in the consolidated income statement unless the irrevocable option at initial recognition to present changes in fair value in Other Comprehensive Income (‘OCI’) is chosen. This designation is made on an instrument by instrument basis. Fair value is determined using a discounted cash flow which requires estimation of future net operating cash flows, the time period over which they will occur, an appropriate discount rate and discounts for lack of marketability and lack of control that pertains to the minority stake.

Financial assets are derecognised if the Group’s contractual right to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Notes to the Consolidated Financial Statements continued

2. Basis of preparation and summary of significant accounting policies (continued) Impairment

Financial assets (including receivables)

The Group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The Group measures loss allowances at an amount equal to lifetime ECLs, except for bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition which are measured at 12 month ECLs.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward looking information. The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full or the financial asset is significantly past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘credit impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit impaired includes the following observable data:

– significant financial difficulty of the third party;

– a breach of contract such as a default;

– the restructuring of a balance by the Group on terms that the Group would not consider otherwise; or

– it is probable that the third party will enter bankruptcy or other financial reorganisation

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. See Note 24 for further detail.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group individually makes an assessment with respect to the timing and amount of write off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives (such as certain licences and brands) or that are not yet available for use, the recoverable amount is estimated each year at the same time. The recoverable amount of an asset or cash generating unit is its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”, or “CGU”). Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Borrowings

Borrowings are recorded at the fair value of the proceeds received, net of any directly attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost using the effective interest method.

Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Derivative financial instruments

The Group holds certain derivative financial instruments which are initially recognised at fair value.

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss.

Hedging activities

The Group has designated its Euro lease liabilities as a hedging instrument for the prospective currency exposure which originates from the regular stream of revenues denominated in Euro (the highly probable forecast transactions).

The risk being hedged is the exposure to variability in the spot foreign exchange rate of a highly probable forecast transaction (the future Euro revenue), that could affect P&L. Future cash flows can relate to highly probable forecast revenues or purchases in a foreign currency. Volatility in future cash flows might result, in particular, from changes in exchange rates.

In accordance with IAS 39 Financial Instruments: Recognition and measurement, at the inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Provided the hedge is effective, changes in the fair value of the hedging instrument are initially recognised in OCI and taken to a separate component of equity. Any ineffective portion of the change in the fair value of the hedging instrument is recognised directly in P&L.

The amount recognised in the separate component of equity should be the lower of:

– the cumulative gain or loss on the hedging instrument from the inception of the hedge; and

– the cumulative change in the fair value (present value) of the expected cash flows on the hedged item from the inception of the hedge.

Whilst the foreign currency risk component of a non-derivative, such as the lease liability that is used as a hedging instrument, is the amount determined in accordance with IAS 21, the fair value change of the hedged item (the forecast revenue) is calculated by discounting changes in the spot exchange rate from the date of revenue recognition so as to take into account the time value of money.

If the cumulative change in the hedging instrument exceeds the change in the hedged item (sometimes referred to as an ‘over-hedge’), ineffectiveness will be recognised in P&L for the excess. If the cumulative change in the hedging instrument is less than the change in the hedged item (sometimes referred to as an ‘under-hedge’), no ineffectiveness will be recognised. The regular volume of Euro revenue transactions consistently generated by the entities exceed the book value of the hedging instrument, ensuring that the Group will not incur any ineffectiveness within its designated hedging relationship.

The accumulated gains and losses recorded in equity are reclassified to P&L as a reclassification adjustment, as defined in IAS 1, in the same period or periods during which the hedged expected future cash flows affect P&L. This coincides with when the forecast revenue occurs.

Where there is a cumulative loss on the hedging instrument and it is no longer expected that the loss will be recovered, it is immediately recognised in P&L.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is considered probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Long service leave

The provision for long service leave (that arises under the provisions of Australian state legislation) is measured per the requirements of IAS 19. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on Australian government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Notes to the Consolidated Financial Statements continued

2. Basis of preparation and summary of significant accounting policies (continued)

Lease reinstatement

Where there exists a legal obligation for properties held under leases to be reinstated to their original condition on expiry of the lease, a provision is established to recognise the estimated cost of such reinstatement work on a straight-line basis over the term of the lease.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract by the Group are less than the unavoidable costs of meeting its obligations under the terms of the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

Gaming tax

Gaming tax provisions relate to amounts provided for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain. When the group disagrees with the application of unclear tax legislation, for example when it is applied retrospectively and/or results in a one-off disproportionate tax equivalent to many times the profit derived by the Group from its historic activities in that jurisdiction, the Group continues to challenge these interpretations.

Whilst the maximum potential obligation for all ongoing cases could be greater than the recognised provision, and the outcomes may not be known for some time, a liability has been recorded for the Directors’ best estimate of the cash outflows that will ultimately be required in respect of each claim. Management have not provided a sensitivity for this provision as the range is not considered to be material.

Income Tax

Income tax in the income statement comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in Other Comprehensive Income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous year.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, based on laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.

Employee benefits

Pensions

The Group operates a number of defined contribution schemes under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions are recognised as an expense in the income statement as the service is received. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Long-term incentive bonus plans

The Group accounts for obligations relating to long term incentive bonus plans for employees at the present value of the benefit obligation at the reporting date. The service cost relating to such plans is allocated to the financial years over which service under the plan is rendered by the employee. The income statement expense represents the increase in the present value of the benefit obligation resulting from employee service in the current period, in addition to any associated finance costs where material.

Share-based payments

The Group operates equity-settled long term and medium term incentive plans for selected senior executives and other key management under which they are conditionally awarded shares or options over company shares which vest upon the achievement of predetermined targets and/or future service periods. The fair value is measured at the award or option grant date and is spread over the period during which the employees become unconditionally entitled to the shares or options with a corresponding increase in the share-based payment reserve in equity. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant or in the case of shares with a non-market condition measured using either a binomial or Monte Carlo valuation model.

The Group also currently operates a deferred share incentive plan (“DSIP”) whereby one-third of any annual incentive payment (determined under the Annual Cash Incentive Plan) may be paid in deferred shares. Any such deferred element granted under the DSIP will vest 50% after 1 year and 50% after 2 years from the date of grant and will be fair valued using the same methodology as other long and medium term incentive plans. The two-thirds cash portion is measured on an undiscounted basis and expensed as the related service is provided. A liability is recognised for the amount expected to be paid under this cash portion if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Group operates an equity-settled share save scheme (“SAYE”) for employees under which employees acquire options over Company shares at a discounted price subject to the completion of a savings contract. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions, other than non-market performance conditions, upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Shares held by employee benefit trust

The costs of purchases of the Company’s shares by the Employee Benefit Trust, which have been conditionally awarded to executives under the terms of the share award schemes, are shown separately as deductions from equity in the Consolidated Statement of Financial Position.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. Transaction costs relating to the purchase by the Company of its own shares are recognised directly in retained earnings. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and any resulting surplus on the transaction is recognised in share premium.

Where the Company purchases its own shares and subsequently cancels those shares, the cost of the shares cancelled is written off directly to retained earnings. The nominal value of the shares cancelled is transferred from share capital to undenominated capital.

Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or, in the case of the interim dividend, when it has been approved by the Board of Directors and paid. Dividends declared after the reporting date are disclosed in Note 33.

Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which include awards under share award schemes and share options granted to employees.

Separately disclosed items

Separately disclosed items are those that in management’s judgement need to be disclosed by virtue of their size, incidence or if not part of the Group’s normal trading activities. The separate reporting of these items helps provide a better understanding of the Group’s underlying performance.

Such items may include the amortisation of acquisition related intangibles, significant restructuring and strategic initiative costs, material fees in respect of acquisitions, significant impairment of property, plant and equipment and intangible assets and also significant movement in the fair value of contingent consideration.

In the majority of cases, it is the material impact that these items have on the financial statements that determines whether they should be separately disclosed. Materiality is determined by assessing whether disclosing such items separately would present a reader with a better understanding of the performance of the Group. If such items were deemed to be less than material, they would not be separately disclosed.

These items, usually due to their size and nature tend to be non-recurring items and would not arise on an annual basis. However, in other cases, items such as for example, the amortisation of acquisition related intangibles may occur over several years but are disclosed separately due to their finite life and the significantly changing amortisation profile of the assets in question in the related years. The separate disclosure of such items helps the reader better understand underlying business performance.

The tax related impact of such items is also disclosed separately.

Going concern

The Group has considerable financial resources. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and therefore they continue to adopt the going concern basis in the Consolidated Financial Statements. Further detail is contained in the Directors’ Report on page 94.

3. Operating segments

Revenue

Income for the years ended 31 December 2019 and 2018 is analysed as follows:

	2019	2018
	£m	£m
Revenue in respect of sportsbook and gaming activities	1,666.4	1,425.2
Other commission and fee revenue (included in PPB Online, Australia and US revenue)	473.6	448.2
Revenue	2,140.0	1,873.4

As more fully described in the basis of preparation and summary of significant accounting policies, betting activities are considered to be derivative financial instruments as set out in IFRS 9 Financial Instruments. Other commission and fee revenue is earned from the exchange sports betting product and pari-mutuel betting products, daily fantasy sports, peer-to-peer gaming, and business-to-business services and, as these activities do not involve customers taking a direct position against the Group, such revenue is not classified as income from derivative financial instruments and represents revenue from contracts with customers under IFRS 15.

The Group’s reportable segments are businesses that are managed separately, due to a combination of factors including method of service delivery, geographical location and the different services provided.

Notes to the Consolidated Financial Statements continued

3. Operating segments

Reportable business segment information

The Group has determined that its operating segments are its reportable segments. The Group’s reportable segments are as follows:

– PPB Online

– Australia

– PPB Retail

– US

The reportable segments reflect the way financial information is reviewed by the Group’s Chief Operating Decision Maker (“CODM”).

The PPB Online segment derives its revenues primarily from sports betting (sportsbook and the exchange sports betting product) and/or gaming (games, casino, bingo and poker) services in all business-to-customer (“B2C”) geographies that the Group operates in except the US and Australia, and business-to-business (“B2B”) services globally. Online services are delivered primarily through the internet with a small proportion delivered through the public telephony system.

The Australia segment earns its revenues from sports betting services provided to Australian customers using primarily the internet with a small proportion using the public telephony system.

The PPB Retail segment derives its revenues from sports betting and/or gaming machine services delivered through licenced bookmaking shop estates in the UK and Ireland.

The US segment earns its revenues from sports betting, daily fantasy sports and gaming services provided to US customers using primarily the internet with a proportion of US sports betting services also provided through a small number of retail outlets.

Corporate administrative costs (Board, Finance, Legal, Internal Audit, HR, Property and other central functions) cannot be readily allocated to individual operating segments and are not used by the CODM for making operating and resource allocation decisions. These are shown in the reconciliation of reportable segments to Group totals.

The accounting policies in respect of operating segments reporting are the same as those described in the basis of preparation and summary of significant accounting policies set out in Note 2.

The Group does not allocate income tax expense or interest to reportable segments. Treasury management is centralised for the PPB Online, Australia, PPB Retail and US segments.

Assets and liabilities information is reported internally in total and not by reportable segment and, accordingly, no information is provided in this note on assets and liabilities split by reportable segment.

Reportable business segment information for the year ended 31 December 2019

	PPB Online	Australia	PPB Retail	US	Corporate	Total
	£m	£m	£m	£m	£m	£m
Revenue from external customers	1,006.2	445.8	311.7	376.3	–	2,140.0
Cost of sales	(283.1)	(181.5)	(69.8)	(115.8)	–	(650.2)
Gross profit	723.1	264.3	241.9	260.5	–	1,489.8
Operating costs excluding depreciation, amortisation and impairment	(410.3)	(136.8)	(165.6)	(296.7)	(55.0)	(1,064.4)
Underlying EBITDA[1]	312.8	127.5	76.3	(36.2)	(55.0)	425.4
Depreciation and amortisation	(49.9)	(23.8)	(43.0)	(23.8)	(4.3)	(144.8)
Reportable segment profit/(loss) before separately disclosed items	262.9	103.7	33.3	(60.0)	(59.3)	280.6
Amortisation of acquisition related intangible assets (Note 4)	(77.2)	–	–	(35.9)	–	(113.1)
Reportable segment profit/(loss) after amortisation of acquisition related intangible assets	185.7	103.7	33.3	(95.9)	(59.3)	167.5
Transaction fees[2] (Note 4)						(17.6)
Operating profit						149.9

Reportable business segment information for the year ended 31 December 2018

	PPB Online	Australia	PPB Retail	US	Corporate	Total
	£m	£m	£m	£m	£m	£m
Revenue from external customers	947.6	402.9	331.5	191.4	–	1,873.4
Cost of sales	(231.0)	(121.2)	(73.1)	(44.6)	–	(469.9)
Gross profit	716.6	281.7	258.4	146.8	–	1,403.5
Operating costs excluding depreciation, amortisation and impairment	(400.5)	(144.7)	(186.8)	(161.3)	(59.2)	(952.5)
Underlying EBITDA [1]	316.1	137.0	71.6	(14.5)	(59.2)	451.0
Depreciation and amortisation	(41.6)	(17.6)	(20.8)	(10.5)	–	(90.5)
Reportable segment profit/(loss) before separately disclosed items	274.5	119.4	50.8	(25.0)	(59.2)	360.5
Amortisation of acquisition related intangible assets (Note 4)	(79.9)	–	–	(20.8)	–	(100.7)
Impairment of goodwill and intangible assets (Note 4)	–	–	–	(27.2)	–	(27.2)
Reportable segment profit/(loss) after amortisation of acquisition related intangible assets and impairment of goodwill and intangible assets	194.6	119.4	50.8	(73.0)	(59.2)	232.6
Restructuring and strategic initiatives[2] (Note 4)						(28.0)
Operating profit						204.6

1.	Underlying EBITDA in the above segment note is defined as profit for the period before separately disclosed items, depreciation, amortisation and impairment, financial income, financial expense and tax expense/credit. It is considered by the Directors to be a key measure of the Group’s financial performance. Note as a result of the adoption of IFRS 16 Leases from 1 January 2019, under the modified retrospective approach, the rent expense which in 2018 was reflected in operating costs excluding depreciation, amortisation and impairment, is no longer recorded as an expense in 2019 but is replaced by a depreciation charge and finance expense which are recorded after EBITDA. There is no restatement of comparative information. See Note 2 for further detail on the impact of IFRS 16.

2.	The Group does not allocate transaction fees and restructuring and strategic initiatives to reportable segments.

Reconciliation of reportable segments to Group totals

	2019	2018
	£m	£m
Revenue
Total revenue from reportable segments, being total Group revenue	2,140.0	1,873.4

Profit and loss
Operating profit	149.9	204.6
Unallocated amounts:
Financial income	1.0	21.6
Financial expense	(15.2)	(7.5)
Profit before tax	135.7	218.7

Disaggregation of revenue under IFRS 15

Group revenue disaggregated by product line for the year ended 31 December 2019:

	PPB Online	Australia	PPB Retail	US	Total
	£m	£m	£m	£m	£m
Sports revenue[1]	666.3	445.8	229.6	325.0	1,666.7
Gaming revenue	339.9	–	82.1	51.3	473.3
Total Group revenue	1,006.2	445.8	311.7	376.3	2,140.0

Group revenue disaggregated by product line for the year ended 31 December 2018:

	PPB Online	Australia	PPB Retail	US	Total
	£m	£m	£m	£m	£m
Sports revenue[1]	677.8	402.9	221.7	171.7	1,474.1
Gaming revenue	269.8	–	109.8	19.7	399.3
Total Group revenue	947.6	402.9	331.5	191.4	1,873.4

1.	Sports revenue comprises sportsbook, exchange sports betting, daily fantasy sports and pari-mutuel betting.

Notes to the Consolidated Financial Statements continued

3. Operating segments (continued)

Geographical segment information

The Group considers that its primary geographic segments are ‘UK’, ‘Ireland’, ‘Australia’, ‘US’ and ‘Rest of World’. The UK geographic segment consists of the UK Retail bookmaking business, online and telephone sports betting from customers in the UK, and online gaming from customers in the UK. The Ireland geographic segment consists of the Irish Retail bookmaking business, online and telephone sports betting from customers in Ireland, and online gaming from customers in Ireland. The Australia geographic segment consists of online and telephone sports betting from Australian customers. The US geographic segment is comprised of online and retail sports betting and online gaming from US customers. The Rest of World geographic segment is comprised of online sports betting, online gaming and B2B services provided to customers in geographies other than the UK, Ireland, Australia and the US. Revenues from customers outside the UK, Ireland, Australia and the US are not considered sufficiently significant to warrant separate reporting.

Group revenues disaggregated by geographical segment for the year ended 31 December 2019:

	PPB Online	Australia	PPB Retail	US	Total
	£m	£m	£m	£m	£m
UK	671.1	–	173.6	–	844.7
Ireland	98.5	–	138.1	–	236.6
Australia	–	445.8	–	–	445.8
US	–	–	–	376.3	376.3
Rest of World	236.6	–	–	–	236.6
Total Group revenue	1,006.2	445.8	311.7	376.3	2,140.0

Group revenues disaggregated by geographical segment for the year ended 31 December 2018:

	PPB Online	Australia	PPB Retail	US	Total
	£m	£m	£m	£m	£m
UK	672.8	–	195.4	–	868.2
Ireland	103.2	–	136.1	–	239.3
Australia	–	402.9	–	–	402.9
US	–	–	–	191.4	191.4
Rest of World	171.6	–	–	–	171.6
Total Group revenue	947.6	402.9	331.5	191.4	1,873.4

Revenues are attributed to geographical location on the basis of the customer’s location.

Non-current assets (excluding deferred tax asset balances) by geographical segment are as follows:

	31 December	31 December
	2019	2018
	£m	£m
UK	3,771.2	3,761.6
Ireland	157.3	104.8
Australia	108.9	89.9
US	805.0	823.3
Rest of World	185.1	15.5
Total	5,027.5	4,795.1

4. Separately disclosed items

	2019	2018
	£m	£m
Amortisation of acquisition related intangible assets	(113.1)	(100.7)
Transaction fees	(17.6)	–
Impairment of goodwill and intangible assets	–	(27.2)
Gain on contingent consideration	–	10.7
Restructuring and strategic initiatives	–	(28.0)
Profit on disposal of investment	–	7.0
Operating profit impact of separately disclosed items	(130.7)	(138.2)
Tax credit on separately disclosed items	18.6	15.1
Total separately disclosed items	(112.1)	(123.1)

Amortisation of acquisition related intangible assets

Non-cash amortisation of £113.1m has been incurred in the period (2018: £100.7m) as a result of intangible assets separately identified under IFRS 3 as a result of the Merger with Betfair in 2016 and the acquisitions of FanDuel Limited in 2018 and Adjarabet in 2019.

Transaction fees

In the year ended 31 December 2019, this relates to incremental one-off transaction costs resulting from the proposed all-share combination with The Stars Group Inc. See Note 33 for further detail on this combination.

Impairment of goodwill and intangible assets

During the year ended 31 December 2018, non-cash impairments amounting to £27.2m, primarily in relation to goodwill and intangible assets associated with our US DRAFT business were incurred (see Note 12). There were no such impairments in 2019.

Gain on contingent consideration

The movement in the value of contingent consideration during the year ended 31 December 2018 relates to the contingent consideration that the Group has deemed is no longer payable arising in respect of the DRAFT acquisition. No such item was incurred in 2019.

Restructuring and strategic initiatives

The costs incurred during the year ended 31 December 2018 arose from the combination of Betfair US with FanDuel Limited and significant restructuring and strategic changes made following the appointment of a new CEO.

Profit on disposal of investment

In February 2018, the Group disposed of its remaining 31.4% non-controlling interest in LMAX Limited for cash consideration amounting to £21.9m to the existing majority LMAX shareholders generating a profit of £7.0m.

Transaction fees and Restructuring and strategic initiatives are included in the Consolidated Income Statement within operating costs excluding depreciation, amortisation and impairment. Amortisation of acquisition related intangible assets is included within depreciation and amortisation and impairment of goodwill and intangible assets is included within impairment. The profit on disposal of investment and gain on contingent consideration are included within financial income.

5. Employee expenses and numbers

Employee expenses excluding separately disclosed items (see Note 4) are:

	2019	2018
	£m	£m
Wages and salaries	376.1	306.9
Social security costs	33.6	29.7
Defined contribution pension and life assurance costs	17.7	13.2
Share-based payment costs	17.1	18.9
Other staff costs	29.3	26.7
	473.8	395.4

The average number of persons employed by the Group (including Executive Directors), all of whom were involved in the provision of sports betting and gaming services, during the year was:	8,890	7,702

Notes to the Consolidated Financial Statements continued

5. Employee expenses and numbers (continued)

Details on the remuneration of Directors as per the requirement of the Companies Act 2014 are set out below.

	2019	2018
	£m	£m
Emoluments	4.2	3.4
Pension costs	0.2	0.2
	4.4	3.6

The gain on the exercise of share options in 2019 by individuals who were Directors at any time during 2019 was £nil (2018: £15.3m). Further detail in respect of Directors’ remuneration is set out in the Directors’ Remuneration Report on pages 70 to 90.

6. Financial income and expense

	2019	2018
	£m	£m
Recognised in profit or loss:
Financial income:
Change in fair value of contingent consideration	–	10.7
Profit on disposal of investment	–	7.0
Movement in fair value of investments	–	2.2

On financial assets at amortised cost
Interest income on short term bank deposits	0.9	1.7
Sub-lease interest	0.1	–
Total	1.0	21.6

Financial expense:
Change in fair value of contingent consideration	–	1.1
Unwinding of the discount on provisions and other non-current liabilities	2.2	2.7
On financial liabilities at amortised cost
Interest on borrowings, bank guarantees and bank facilities, and other interest payable	8.0	3.7
Lease interest	5.0	–
Total	15.2	7.5

	2019	2018
	£m	£m
Recognised in other comprehensive income/(loss):
Effective portion of changes in fair value of cash flow hedges	2.6	–
Fair value of foreign exchange cash flow hedges transferred to income statement	(0.3)	–
Net change in fair value of cash flow hedge reserve	2.3	–
Foreign exchange (loss)/gain on translation of the net assets of foreign currency denominated entities	(33.1)	26.1
Total	(30.8)	26.1

No amounts were recorded in the income statement in respect of ineffective cash flow hedges in the year ended 31 December 2019 (2018: £nil).

7. Statutory and other information

	2019	2018
	£m	£m
Auditor’s remuneration for audit and other assurance services	1.2	0.8
Depreciation of property, plant and equipment	79.2	40.2
Amortisation of intangible assets	144.6	130.6
Impairment of goodwill and intangible assets	–	27.2
Amortisation of capitalised development costs	33.9	19.9
Loss/(gain) on disposal of property, plant and equipment and intangible assets	0.2	(0.3)
Foreign currency exchange loss/(gain) – monetary items	1.5	(2.0)
Operating lease rentals, principally premises	0.1	39.1
Research and development	53.1	30.3
Operating lease income (representing sub-lease income)	(1.2)	(1.8)

Remuneration to Group external auditor (KPMG Ireland)

In accordance with the requirements of Regulation 120 of Statutory Instrument 220/2010, ‘European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010’, the auditor’s remuneration figures presented below represent fees paid to KPMG Ireland only and are exclusive of value-added tax.

	2019	2018
	£m	£m
Audit	0.4	0.3
Other assurance services – audit of subsidiaries	–	0.1
Other assurance services – miscellaneous	0.1	0.1
Other non-audit services	0.3	–
Total	0.8	0.5

Further analysis of the total fees paid to the Group external auditor, KPMG Ireland, worldwide for audit and non-audit services is presented below:

Analysis of total auditor’s remuneration for audit and other assurance services

	2019	2018
	£m	£m
Audit of Group (KPMG Ireland)	0.4	0.3
Audit of subsidiaries (KPMG Ireland)	–	0.1
Audit of subsidiaries (other KPMG offices)	0.7	0.2
Other assurance services – miscellaneous (KPMG Ireland and other KPMG offices)	0.1	0.2
Total	1.2	0.8

Analysis of amounts paid to the auditor in respect of non-audit services

	2019	2018
	£m	£m
Tax advisory services (other KPMG offices)	–	0.1
Other non-audit services	0.3	–
Total	0.3	0.1

Notes to the Consolidated Financial Statements continued

8. Tax expense

	2019	2018
	£m	£m
Recognised in profit or loss:
Current tax charge	47.7	53.7
Prior year over provision	(2.5)	(4.0)
Total current tax	45.2	49.7
Deferred tax credit	(20.5)	(12.5)
Prior year (under)/over provision	(0.9)	0.8
Decrease in net deferred tax liability (Note 19)	(21.4)	(11.7)
Total tax expense in income statement	23.8	38.0

The difference between the total tax expense shown above and the amount calculated by applying the standard rate of corporation tax to the profit before tax is as follows:

	2019	2018
	£m	£m
Profit before tax	135.7	218.7
Tax on Group profit before tax at the standard Irish corporation tax rate of 12.5%	17.0	27.4
Depreciation on non-qualifying property, plant and equipment	0.9	1.3
Effect of different statutory tax rates in overseas jurisdictions	(2.8)	4.7
Non-deductible expenses	1.6	7.0
Effect of changes in statutory tax rates	(0.1)	(0.7)
Movement on deferred tax balances not recognised	10.5	1.5
Over provision in prior year	(3.3)	(3.2)
Total tax expense	23.8	38.0

Total tax expense for 2019 includes a credit for separately disclosed items amounting to £18.6m (2018: £15.1m) (see Note 4).

Tax rates

The Group’s consolidated effective tax rate on profits including separately disclosed items for 2019 is 17.5% (2018: 17.4%). The separately disclosed items impacting the consolidated tax rate include the unwind of deferred tax liabilities recognised in respect of merger related intangibles and the acquisition of a majority stake in Adjarabet as well as other deal related costs. The tax effect of separately disclosed items in the current year amounted to a tax credit of £18.6m (2018: £15.1m).

The Group’s underlying effective tax rate of 15.9% (2018: 14.9%) is materially impacted by the geographic mix of profits and reflects a combination of higher and lower headline rates of tax in the various jurisdictions in which the Group operates when compared with the Irish standard rate of corporation tax of 12.5%.

The Group’s underlying effective tax rate is also materially impacted by the movement on deferred tax balances which remain unrecognised due to the doubt over the future recoverability of those assets, as well as the effect of expenses which are not deductible for tax purposes.

No significant changes are expected to statutory tax rates other than those announced and enacted at 31 December 2019; principally the reduction in the headline rate of UK corporation tax to 17% in April 2020.

The effect of the reduction in the UK headline rate of corporation tax on recognised deferred tax balances in the UK is reflected in the above tax reconciliation.

The future effective tax rate of the Group is principally affected by the ongoing geographic mix of profits in accordance with the OECD guidelines in relation to Base Erosion and Profit Shifting.

9. Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. The weighted average number of shares has been adjusted for amounts held as Treasury Shares and amounts held by the Group’s Employee Benefit Trust (“EBT”).

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

The calculation of basic and diluted EPS is as follows:

	2019	2018
Numerator in respect of basic and diluted earnings per share (£m):
Profit attributable to equity holders of the Company	144.0	201.4

Numerator in respect of adjusted earnings per share (£m):
Profit attributable to equity holders of the Company	144.0	201.4
Separately disclosed items	94.4	114.7
Profit for adjusted earnings per share calculation	238.4	316.1

Weighted average number of ordinary shares in issue during the year (in 000’s)	78,589	83,340

Basic earnings per share	£1.832	£2.417
Adjusted basic earnings per share	£3.033	£3.793

Adjustments to derive denominator in respect of diluted earnings per share (in 000’s):
Weighted average number of ordinary shares in issue during the year	78,589	83,340
Dilutive effect of share options and awards on issue	426	457
Adjusted weighted average number of ordinary shares in issue during the year	79,015	83,797

Diluted earnings per share	£1.822	£2.404
Adjusted diluted earnings per share	£3.017	£3.772

The average market value of the Company’s shares of £68.25 (2018: £74.63) was used to calculate the dilutive effect of share options based on the market value for the period that the options were outstanding.

The number of options excluded from the diluted weighted average number of ordinary shares calculation due to their effect being anti-dilutive is 464,380 (2018: 447,540).

Notes to the Consolidated Financial Statements continued

10. Property, plant and equipment

	Land, buildings
	and leasehold	Fixtures and	Computer
	improvements	fittings	equipment	Total
	£m	£m	£m	£m
Cost
Balance at 1 January 2018	95.2	166.1	118.0	379.3
Additions	0.2	10.2	21.2	31.6
Additions – business combinations (Note 13)	3.0	0.3	0.2	3.5
Disposals	(0.9)	(0.6)	(0.6)	(2.1)
Foreign currency translation adjustment	0.2	–	0.9	1.1
Balance at 31 December 2018	97.7	176.0	139.7	413.4
Recognition of right-of-use asset on initial application of IFRS 16	157.2	–	–	157.2
Adjusted balance at 1 January 2019	254.9	176.0	139.7	570.6
Additions	2.5	26.0	15.5	44.0
Additions – IFRS 16 right-of-use asset (Note 30)	30.9	–	–	30.9
Remeasurement of lease term (Note 30)	19.0	–	–	19.0
Additions – business combinations	1.2	0.4	1.0	2.6
Disposals – IFRS 16 right-of-use asset	(3.8)	–	–	(3.8)
Disposals	(0.4)	(0.1)	–	(0.5)
Foreign currency translation adjustment	(2.4)	(0.2)	(2.2)	(4.8)
Balance at 31 December 2019	301.9	202.1	154.0	658.0

Depreciation and impairment
Balance at 1 January 2018	45.1	112.7	85.2	243.0
Depreciation and impairment charges	5.5	11.2	23.5	40.2
Disposals	(0.3)	(0.5)	(0.5)	(1.3)
Foreign currency translation adjustment	0.2	–	0.9	1.1
Balance at 31 December 2018	50.5	123.4	109.1	283.0
Depreciation and impairment charges	42.0	13.0	24.2	79.2
Disposals	(0.2)	(0.1)	–	(0.3)
Foreign currency translation adjustment	(0.2)	(0.1)	(1.8)	(2.1)
Balance at 31 December 2019	92.1	136.2	131.5	359.8

Net book value
At 31 December 2018	47.2	52.6	30.6	130.4
At 31 December 2019	209.8	65.9	22.5	298.2

The net book value of land, buildings and leasehold improvements at 31 December 2019 includes £39.5m (2018: £43.3m) in respect of leasehold improvements.

The Directors do not consider the remaining useful lives of property, plant and equipment to be materially different from the period over which the assets are being depreciated.

For more information about the opening adjustments in relation to the introduction of IFRS 16, see Note 2.

11. Intangible assets

The movements during the prior year and current year in respect of intangible assets, which comprise computer software and technology, licences, development expenditure, brands, customer relations, and broadcasting and wagering rights, were as follows:

	Computer					Broadcasting
	software and		Development		Customer	and wagering
	technology	Licences	expenditure	Brands	relations	rights	Total
	£m	£m	£m	£m	£m	£m	£m
Cost
Balance at 1 January 2018	199.5	29.2	45.4	347.3	253.4	31.1	905.9
Additions	25.7	41.9	–	–	–	–	67.6
Additions – internally developed	–	–	30.3	–	–	–	30.3
Additions – business combinations	18.9	0.6	6.3	117.6	34.7	–	178.1
Foreign currency translation adjustment	(2.6)	1.8	0.5	4.7	2.2	2.0	8.6
Balance at 31 December 2018	241.5	73.5	82.5	469.6	290.3	33.1	1,190.5
Additions	30.6	13.9	–	–	–	–	44.5
Additions – internally developed	–	–	53.1	–	–	–	53.1
Additions – business combinations	1.2	–	–	46.3	28.1	–	75.6
Foreign currency translation adjustment	(3.6)	(2.6)	(2.5)	(8.4)	(3.6)	(1.2)	(21.9)
Balance at 31 December 2019	269.7	84.8	133.1	507.5	314.8	31.9	1,341.8

Amortisation and impairment
Balance at 1 January 2018	147.4	10.4	22.9	84.0	186.0	10.0	460.7
Amortisation and impairment charges	27.7	0.9	19.9	48.2	49.3	5.2	151.2
Foreign currency translation adjustment	(1.9)	0.2	0.4	0.2	0.5	1.1	0.5
Balance at 31 December 2018	173.2	11.5	43.2	132.4	235.8	16.3	612.4
Amortisation and impairment charges	29.7	2.9	33.9	57.9	48.7	5.4	178.5
Foreign currency translation adjustment	(2.1)	(0.2)	(1.5)	(1.2)	(1.8)	(0.8)	(7.6)
Balance at 31 December 2019	200.8	14.2	75.6	189.1	282.7	20.9	783.3

Net book value
At 31 December 2018	68.3	62.0	39.3	337.2	54.5	16.8	578.1
At 31 December 2019	68.9	70.6	57.5	318.4	32.1	11.0	558.5

The value of betting shop licences of £18.1m (2018: £18.1m) acquired as a result of the purchase of D McGranaghan Limited in 2008 and an additional betting shop in Northern Ireland in 2011 are not being amortised as the Directors consider these licences to have an indefinite life because:

– existing law in Northern Ireland restricts entry of new competitors;

– there exists a proven and future expected demand for bookmaking services and products; and

– the Group has a track record of renewing its betting permits and licences at minimal cost.

The value of brand intangible assets recognised on application of fair value accounting to the purchase of Sportsbet and IAS in 2009 (amounting to £12.6m at 31 December 2019 (2018: £13.1m)) are not being amortised as the Directors consider that the relevant brands have indefinite lives because:

– the Directors intend to utilise the brands in the businesses for the foreseeable future (with the exception of the IAS brand – see below); and

– substantial sums are invested annually in the form of marketing expenditure expensed through profit or loss to maintain and to enhance the value of these brands.

The Group reviews the carrying value of licences and brands for impairment annually (or more frequently if there are indications that the value of the licences and brands may be impaired) by comparing the carrying values of these assets with their recoverable amounts (being the higher of value in use and fair value less costs to sell).

In 2011, the Directors reviewed the carrying value of the International All Sports Limited (“IAS”) brand of AUD6.9m and determined, on the basis of future plans, that an impairment provision was required against the value of that brand at 31 December 2011. A similar review was performed at 31 December 2018 and at 31 December 2019 (when the GBP equivalent value of the brand was £3.8m and £3.7m respectively) which indicated that there had been no changes in the circumstances that gave rise to the impairment provision and that continued provision was appropriate.

Notes to the Consolidated Financial Statements continued

12. Goodwill

The following cash generating units (‘CGU’), being the lowest level of asset for which there are separately identifiable cash flows, have the following carrying amounts of goodwill:

	PPB Online	Australia	US	UK Retail	Irish Retail	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2018	3,432.6	44.6	369.5	18.7	19.8	3,885.2
Impairment	–	–	(26.5)	–	–	(26.5)
Arising on acquisitions during the year (Note 13)	–	–	191.3	0.2	0.9	192.4
Foreign currency translation adjustment	0.1	(2.1)	26.2	–	–	24.2
Balance at 31 December 2018	3,432.7	42.5	560.5	18.9	20.7	4,075.3
Arising on acquisitions during the year (Note 13)	69.6	–	–	–	–	69.6
Foreign currency translation adjustment	(5.9)	(1.4)	(17.3)	–	–	(24.6)
Balance at 31 December 2019	3,496.4	41.1	543.2	18.9	20.7	4,120.3

The PPB Online segment goodwill amount arose from the acquisition of CT Networks Limited (“Cayetano”), a games developer based in the Isle of Man and Bulgaria, in 2011, the acquisition of the Betfair online business (excluding operations in the US) acquired as part of the all-share merger with Betfair Group plc in 2016 and on 1 February 2019, the acquisition of an initial 51% controlling stake in Adjarabet, the market leader in online betting and gaming in the regulated Georgian market (see Note 13).

The Australia segment goodwill amount arose from the acquisition of an initial 51% interest in Sportsbet Pty Limited (“Sportsbet”) and the subsequent acquisition of International All Sports Limited (“IAS”) by Sportsbet, both in 2009.

The US segment goodwill amount arose from the acquisition of the US business acquired as part of the all-share merger with Betfair Group plc in 2016 and the acquisition of FanDuel Limited a market leading operator in the daily fantasy sports market in the United States, in 2018 (see Note 13). Due to the decision to combine the Group’s US assets with FanDuel (see Note 13) and the impact of this decision on the Group’s existing US daily fantasy sports business, the Group reviewed the carrying value of this business and determined, that an impairment charge of £26.5m was required in 2018.

Goodwill in UK Retail arose from the acquisition of two London bookmaking businesses in 2004, the acquisition of a retail bookmaking company in Northern Ireland in 2008 and the acquisition of a number of retail bookmaking shop properties since 2010 (see Note 13).

Goodwill in Irish Retail arose from the amalgamation of three bookmaking businesses to form Paddy Power plc in 1988 and the acquisition of a number of retail bookmaking shop properties since 2007 (see Note 13).

Impairment tests for cash generating units containing goodwill and indefinite life intangible assets

In accordance with accounting requirements, the Group performs an annual test for impairment of its cash generating units. The most recent test was performed at 31 December 2019.

For the purpose of impairment testing, the Group’s cash generating units include amounts in respect of goodwill and indefinite life intangible assets (comprising licences acquired as part of the purchase of the D McGranaghan Limited business in 2008 and a shop acquisition in 2011, and brands acquired as part of the purchase of Sportsbet and IAS in 2009 – see Note 11).

The details of the impairment reviews in respect of the cash generating units as of 31 December 2019 are presented below:

	31 December	31 December
	2019	2018
	£m	£m
PPB Online – goodwill	3,496.4	3,432.7

The recoverable amount of the PPB Online operating segment underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. Projections for a further two years are based on the assumptions underlying the management approved projections and include an average projected growth rate of 5%. The terminal growth rate for the extrapolated period (following the initial five year period) is projected to be approximately 2.6% (2018: 2.6%) per annum and is based on a weighted average income growth rate of 2.6% (2018: 2.6%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the segment and the Group’s targeted performance over the next three years. A pre-tax discount rate of 8.5% (2018: 8.5%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the PPB Online segment goodwill recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

	31 December	31 December
	2019	2018
	£m	£m
Australia – goodwill and brands	53.6	55.6
Less: IAS brand impairment provision	(3.7)	(3.8)
Australia – goodwill and brands net of impairment provision	49.9	51.8

The recoverable amount of the Australia operating segment underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three-year period) is projected to be approximately 2.7% (2018: 2.7%) per annum and is based on a weighted average income growth rate of 2.7% (2018: 2.7%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the Group and the Group’s targeted performance over the next three years. A pre-tax discount rate of 14.4% (2018: 14.4%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Australia operating segment goodwill and brands recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts (with the exception of the IAS brand amounting to £3.7m at 31 December 2019 (2018: £3.8m) – see Note 11).

	31 December	31 December
	2019	2018
	£m	£m
US – goodwill	543.2	560.5

The recoverable amount of the US operating segment underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a five year period. Projections for a further four years are based on the assumptions underlying the management approved projections and include an average projected growth rate of 6.5%. The terminal growth rate for the extrapolated period (following the initial nine year period) is projected to be approximately 3.0% (2018: 2.5%) per annum which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumptions are considered realistic by management in light of the recent performance of the segment and the Group’s targeted performance over the next five years. A pre-tax discount rate of 17% (2018: 9%) which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. The increase in the discount rate compared to the prior year is largely driven by the new US sportsbook cashflows which were not reflected in the prior year impairment review. After recording the impairment on the 2017 DRAFT acquisition, management believe that any reasonably possible change in the key assumptions on the remaining US goodwill would not cause its carrying amount to exceed its recoverable amount.

	31 December	31 December
	2019	2018
	£m	£m
UK Retail – goodwill and licences	37.0	37.0

The recoverable amount of the UK Retail underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 0% (2018: 2%) per annum and is based on a weighted average income growth rate of 0% (2018: 2%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the cash generating unit and the Group’s targeted performance over the next three years. A pre-tax discount rate of 10.1% (2018: 10.1%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the UK Retail cash generating unit goodwill and licences recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts.

Notes to the Consolidated Financial Statements continued

12. Goodwill (continued)

Impairment tests for cash generating units containing goodwill and indefinite life intangible assets (continued)

	31 December	31 December
	2019	2018
	£m	£m
Irish Retail – goodwill	20.7	20.7

The recoverable amount of the Irish Retail underlying cash generating unit was estimated based on value in use calculations. These calculations use cash flow projections based on actual operating results and financial budgets and forecasts approved by management covering a three year period. The terminal growth rate for the extrapolated period (following the initial three year period) is projected to be approximately 0% (2018: 2%) per annum and is based on a weighted average income growth rate of 0% (2018: 2%), which is based on experience and is consistent with management’s expectations for market development and growth in market share where applicable. The growth rate assumption is considered realistic by management in light of the recent performance of the cash generating unit and the Group’s targeted performance over the next three years. A pre-tax discount rate of 10.0% (2018: 10.0%), which reflects the specific risks and currency of the cash flows relating to the underlying business segments, has been used in discounting the projected cash flows. Management believe that any reasonably possible change in the key assumptions on which the Irish Retail cash generating unit goodwill recoverable amount is based would not cause its carrying amount to exceed its recoverable amount.

The discount rates applied to each cash generating unit’s cash flows represents a post-tax rate that reflects the Group’s weighted average cost of capital (‘WACC’) adjusted for any risks specific to that cash generating unit. A 50bps change in the pre-tax discount rate and in the terminal growth rate which are considered to be the most sensitive inputs would not cause the carrying amount to exceed the recoverable amount for any of the above cash generating units.

Based on the reviews as described above, with the exception of the impairment of USD35.3m (£26.5m) in 2018 of the US DFS business acquired in 2017 and the IAS brand impairment of AUD6.9m initially provided for in 2011 (see Note 11), no impairment has arisen.

13. Business combinations

Year ended 31 December 2019

Acquisition of Adjarabet

On 1 February 2019, the Group completed the acquisition of an initial 51% controlling stake in Adjarabet, the market leader in online betting and gaming in the regulated Georgian market. The Group, through agreed option agreements, expects to acquire the remaining 49% after three years.

In 2018, Adjarabet generated revenues (unaudited) of 215m Georgian Lari (GEL) (£64m) and EBITDA (unaudited) of GEL68m (£20m). The initial cash consideration being paid by the Group for the 51% stake is £102m. A mechanism has also been agreed, consisting of call and put options, which enables the Group to acquire the remaining 49% after three years at a valuation equivalent to 7 times 2021 EBITDA. The call/put option consideration can be settled, at the Group’s election, in cash or shares. As a consequence of both the put and call options being only exercisable at fair value being the future EBITDA and earnings multiple which are considered to be two key inputs into valuing the option, it was determined that the fair value was not material and was close to nominal value.

Since the date of acquisition to 31 December 2019, the Adjarabet business has contributed £74.7m of revenue and £21.0m of operating profit. If the Adjarabet acquisition had occurred on 1 January 2019, their contribution to revenue and operating profit would have been £79.6m and £21.7m respectively for the year ended 31 December 2019.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows:

Included within the intangible assets were £74.4m of separately identifiable intangibles comprising brand and customer relations acquired as part of the acquisition, with the additional effect of a deferred tax liability of £11.1m thereon. These intangible assets are being amortised over their useful economic lives of up to ten years. Receivables acquired amounted to £1.2m. The book value equated to the fair value as all amounts are expected to be received.

The main factors leading to the recognition of goodwill (none of which is deductible for tax purposes) is growth by combining business activities, a strong workforce, leveraging existing products and synergy savings. The goodwill has been allocated to the existing PPB Online CGU and it has been deemed that a separate CGU is not appropriate.

Fair values
as at
1 February
2019
£m
Assets
Property, plant and equipment	2.6
Intangible assets	75.6
Total non-current assets	78.2

Trade and other receivables	2.7
Financial assets – restricted cash	1.6
Cash and cash equivalents acquired	0.2
Total current assets	4.5

Total assets	82.7

Liabilities
Trade and other payables	5.7
Customer balances	1.6
Total current liabilities	7.3

Trade and other payables	0.7
Deferred tax liabilities	11.1
Total non-current liabilities	11.8

Total liabilities	19.1

Net assets acquired	63.6
Goodwill	69.6
Non-controlling interest measured at the fair value of net assets identified	(31.2)
Consideration	102.0

The consideration is analysed as:
Consideration paid in cash	102.0
Consideration	102.0

Notes to the Consolidated Financial Statements continued

13. Business combinations (continued)

Year ended 31 December 2018

Acquisition of FanDuel Limited

On 10 July 2018, the Group completed the combination of its US business with FanDuel Limited, to create a new company called FanDuel Group Inc.. Under the terms of the combination, the Group contributed its existing US business and assets along with $145m (£109.3m) of cash to FanDuel Group Inc. and also paid $15.5m (£11.7m) to a small number of FanDuel Limited shareholders for their shareholding, while FanDuel Limited contributed its entire business to FanDuel Group Inc.. The cash contribution was used in part to pay down existing FanDuel Limited debt and will also be used to fund the working capital of FanDuel Group Inc.. The combination resulted in the holders of Flutter Entertainment plc shares owning 61% of FanDuel Group Inc., and the holders of FanDuel Limited shares owning 39% of FanDuel Group Inc. call and put options exist to acquire the shares of FanDuel Limited shareholders at prevailing market valuations after three and five years. The Group has the discretion as to whether these options are settled by the issuance of Flutter Entertainment plc shares or via cash. As a consequence of both the put and call options being only exercisable at fair value based on the market value of FanDuel at the date of exercise of the options, it was determined that the fair value was not material and was close to nominal value.

In 2018, subsequent to the above transaction, Boyd Gaming acquired 5% in FanDuel such that Flutter Entertainment plc now has a 58% interest in FanDuel.

The consideration was £211.9m based on the value of the Group’s existing US business contributed to FanDuel Group Inc., cash consideration paid and the fair value of the cash contribution payable by the Group to FanDuel.

FanDuel has over 40% market share of the US daily fantasy sports market, with 7m registered customers across 40 states. In 2017, it had revenue of $124m and 1.3m active customers. Headquartered in New York, the business has built-up a leading US sports brand with approximately $400m cumulative marketing spend to date supported by innovative proprietary technology. The transaction strengthens the Group’s opportunity to target the prospective US sports betting market through the addition of a strong brand, large existing customer base and talented team.

Since the date of acquisition to 31 December 2018, the FanDuel DFS business has contributed £57.3m of revenue.

If the FanDuel acquisition had occurred on 1 January 2018, then their contribution to revenue would have been £101.5m for the year ended 31 December 2018.

FanDuel’s profit cannot be readily defined due to the integration of the businesses post the acquisition. The proforma profit for the combined US Group is disclosed on page 37 of the Annual Report. Acquisition related costs of £7.9m were incurred in respect of this transaction and are disclosed within restructuring costs and strategic initiatives in Note 4 of the Consolidated Financial Statements.

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are as follows:

Included within the intangible assets were £171.2m of separately identifiable intangibles comprising brands, customer relations and technology acquired as part of the acquisition, with the additional effect of a deferred tax liability of £35.9m thereon. These intangible assets are being amortised over their useful economic lives of up to ten years. Receivables acquired amounted to £3.6m. The book value equated to the fair value as all amounts are expected to be received.

The main factors leading to the recognition of goodwill (none of which is deductible for tax purposes) is growth by combining business activities, a strong workforce, leveraging existing products and synergy savings of the merged operations. The goodwill has been allocated to the existing US CGU and it has been deemed that a separate CGU is not appropriate.

Fair values as at
10 July 2018
£m
Assets
Property, plant and equipment	3.4
Intangible assets	178.1
Total non-current assets	181.5

Trade and other receivables	5.0
Financial assets – restricted cash	45.6
Cash and cash equivalents acquired	20.4
Total current assets	71.0

Total assets	252.5

Liabilities
Trade and other payables	54.1
Debt and debt like items acquired	79.9
Customer balances	44.3
Total current liabilities	178.3

Trade and other payables	–
Deferred tax liabilities	35.9
Total non-current liabilities	35.9

Total liabilities	214.2

Net assets acquired	38.3
Goodwill	191.3
Non-controlling interest measured at the fair value of net assets identified	(17.7)
Consideration	211.9

The consideration is analysed as:
Betfair US shares transferred to Non-controlling interest	157.5
Consideration paid in cash	11.7
Fair value of cash contribution allocated to Non-controlling interest	42.7
Consideration	211.9

Notes to the Consolidated Financial Statements continued

13. Business combinations (continued)

Shop property business acquisitions

In 2018, the Group, in the absence of available comparable sites for organic shop openings, acquired a number of licenced bookmaking businesses in the UK and Ireland.

Details of the net assets acquired and the goodwill arising on these acquisitions under IFRS are as follows:

Fair values
31 December
2018
£m
Identifiable net assets acquired:
Property, plant and equipment	0.1
Goodwill arising on acquisition – UK Retail and Irish Retail	1.1
Consideration	1.2

The consideration is analysed as:
Cash consideration	1.1
Contingent deferred consideration	0.1
Consideration	1.2

The principal factors contributing to the UK Retail and Irish Retail goodwill balances are the well-established nature of the acquired businesses within the locations in which they operate and the potential synergies, rebranding opportunities and operational efficiencies achievable for the acquired businesses within the Group.

Information in respect of revenue, operating profit and cash flows for the acquired businesses in the period from acquisition and for the year ended 31 December 2018 has not been presented on the basis of immateriality.

Contingent deferred consideration is payable to the vendors by reference to the acquired businesses’ performance against agreed financial targets for the 12 months following the date of acquisition.

Net cash outflow/(inflow) from purchase of businesses

	31 December	31 December
	2019	2018
	£m	£m
Cash consideration – acquisitions in the year	102.0	12.8
Cash acquired – acquisitions in the year	(0.2)	(20.4)
Repayment of FanDuel debt and debt like items	–	79.9
Cash consideration – acquisitions in previous years	4.8	6.1
Total	106.6	78.4

Analysed for the purposes of the statement of cash flows as:
Purchase of businesses	102.0	12.8
Cash acquired from acquisitions	(0.2)	(20.4)
Repayment of FanDuel debt and debt like items	–	79.9
Payment of contingent deferred consideration	4.8	6.1
Total	106.6	78.4

During 2019, the Group settled deferred consideration liabilities of £4.5m (2018: £3.4m) in relation to Betfair’s historical acquisition of HRTV, a horseracing television network based in the US and £0.3m relating to other prior year acquisitions.

14. Investments and trade and other receivables

Non-current assets

	31 December	31 December
	2019	2018
	£m	£m
Investments	0.1	2.4

At 31 December 2018, the Group had a non-controlling interest in Featurespace of 2.38% with a fair value of £2.3m. In 2019, the Group disposed of its remaining 2.38% non-controlling interest in Featurespace for cash consideration amounting to £2.3m.

	31 December	31 December
	2019	2018
	£m	£m
Other receivables
Prepayments	9.0	8.9
Finance lease receivable (see Note 30)	2.6	–
Amounts paid in respect of legacy German and Greek tax assessments (Note A)	38.8	–
	50.4	8.9

Current assets

	31 December	31 December
	2019	2018
	£m	£m
Trade and other receivables
Trade receivables – credit betting customers	0.4	1.7
Trade receivables – other sports betting counterparties	8.1	3.4
Trade receivables	8.5	5.1
Finance lease receivable (see Note 30)	0.4	–
Other receivables	8.0	6.9
Value-added tax and goods and services tax	1.9	2.1
Prepayments	45.8	67.7
Total	64.6	81.8

Trade and other receivables are non-interest bearing.

Note A

On 13 February 2019, the Group provided an update on two separate disputed legacy tax assessments. The first relates to the Betfair Exchange in Germany, which operated there until November 2012, and the second relates to the paddypower.com business in Greece.

The Hessen Fiscal Court provided the Group with its decision relating to the Group’s appeal of a 2012 German tax assessment relating to the Betfair Exchange, which operated in Germany until November 2012. The Fiscal Court found against the Group and deemed that a tax liability of approximately €40m (£36m) is payable (including accrued interest). This represents a multiple of the revenues generated by the Exchange during the assessment period.

Separately, the Group was issued with a Greek tax assessment for financial years 2012, 2013 and 2014, relating to paddypower.com’s Greek interim licence. This assessment concluded that the Group is liable to pay €15.0m in taxes including penalties and interest. This is substantially higher (by multiples) than the total cumulative revenues ever generated by paddypower.com in Greece. There is potential that the periods after 2014 could also be subject to further challenge by the Greek tax authorities.

The Group strongly disputes the basis of these assessments, and in line with the legal and tax advice we have received, is confident in our grounds to successfully appeal them. The appeals process has commenced in both cases. Accordingly, we do not consider that these amounts represent liabilities for the Group and no provision has been made for amounts assessed or potential further assessments. This involves a series of judgements about future events and ultimately the court judgements and therefore the directors may need to re-assess the accounting treatment as matters develop further. Pending the outcome of these appeals, we paid the total Greek tax assessment (including the penalties and interest) and the €30.6m German tax assessment during 2019, with the late payment interest to be paid in due course.

Notes to the Consolidated Financial Statements continued

15. Financial assets and cash and cash equivalents

	31 December	31 December
	2019	2018
	£m	£m
Current
Financial assets – restricted cash	189.1	167.2
Cash and cash equivalents	108.1	123.7
Total	297.2	290.9

The above cash and cash equivalents figure reconciles to the amount shown in the statement of cash flows at the end of the financial year as follows:

	31 December	31 December
	2019	2018
	£m	£m
Cash and cash equivalents as above	108.1	123.7
Bank overdraft	(5.0)	–
Cash and cash equivalents per cash flow	103.1	123.7

Financial assets

Included in financial assets – restricted cash at 31 December 2019 were either (1) restricted at that date, as they represented customer funds balances securing player funds held by the Group or (2) required to be held to guarantee third party letter of credit facilities. These customer funds that are not held in trust are matched by liabilities of equal value. The effective interest rate on bank deposits at 31 December 2019 was 0.6% (2018: 2.28%); these deposits have an average original maturity date of 1 day (2018: 1 day). The bank deposits also have an average maturity date of 1 day from 31 December 2019 (2018: 1 day). The Directors believe that all short term bank deposits can be withdrawn without significant penalty.

Financial assets – restricted cash and cash and cash equivalents are analysed by currency as follows:

	31 December	31 December
	2019	2018
	£m	£m
GBP	12.9	21.8
EUR	38.2	61.0
AUD	65.1	67.0
USD	154.0	134.3
Other	27.0	6.8
Total	297.2	290.9

As at 31 December 2019, £318.2m (31 December 2018: £368.4m) was held in trust in The Sporting Exchange (Clients) Limited on behalf of the Group’s customers and is equal to the amounts deposited into customer accounts. Neither cash and cash equivalents or restricted cash include these balances on the basis that they are held on trust for customers and do not belong to and are not at the disposal of the Group.

16. Share capital and reserves

The total authorised share capital of the Company comprises 150,000,000 ordinary shares of €0.09 each (2018: 150,000,000 ordinary shares of €0.09 each). All issued share capital is fully paid. The holders of ordinary shares are entitled to vote at general meetings of the Company on a one vote per share held basis. Ordinary shareholders are also entitled to receive dividends as may be declared by the Company from time to time.

The movement in the number of issued ordinary shares during the year was as follows:

During the year ended 31 December 2019, 279,096 ordinary shares (2018: 474,236) were issued as a result of the exercise of share options under employee share schemes, giving rise to a share premium of £3.6m (2018: £2.3m).

The £500m share buyback programme, which commenced on 29 May 2018 completed in February 2019. Under this programme, the Company repurchased for cancellation 6,993,308 ordinary shares for a total consideration of approximately £500m. This consisted of a £200m share buyback programme announced on 29 May 2018 which was completed in August 2018 and in August 2018, the Group commenced a second buyback programme of £300m which was ongoing at 31 December 2018. Overall in 2018 cash payments of £413.7m had been made in respect of the repurchases and a further £1.3m for other transaction related costs were made. Between 31 December 2018 and 6 February 2019 further payments of £86.4m in respect of share purchases and £0.4m for other transaction related costs were made. The nominal value of the shares cancelled during the year ending 31 December 2019 was £0.1m.

A total of 1,965,600 ordinary shares were held in treasury as of 31 December 2019 (2018: 1,965,600). All rights (including voting rights and the right to receive dividends) in the shares held in treasury are suspended until such time as the shares are reissued. The Group’s distributable reserves are restricted by the value of the treasury shares, which amounted to £40.7m as of 31 December 2019 (2018: £40.7m). The cost of treasury shares held by the Company at 31 December 2019 was £4.2m (2018: £4.2m), with a further £36.5m of shares being held by the Company’s subsidiaries (2018: £36.5m).

At 31 December 2019, the Paddy Power Betfair plc Employee Benefit Trust (“EBT”) held 70,397 (2018: 99,741) of the Company’s own shares, which were acquired at a total cost of £6.1m (2018: £8.6m), in respect of potential future awards relating to the Group’s employee share plans (see Note 18). The Company’s distributable reserves at 31 December 2019 are restricted by this cost amount. In 2019, 29,344 shares with an original cost of £2.5m (2018: 101,232 shares with an original cost of £7.0m) were transferred from the EBT to the beneficiaries of the EBT.

The foreign exchange translation reserve at 31 December 2019 had a debit balance of £21.5m (2018: credit balance of £4.1m) and arose from the retranslation of the Group’s net investment in Euro, AUD, USD and GEL functional currency entities. The movement in the foreign exchange translation reserve for the year ending 31 December 2019 reflects mainly the weakening of USD and GEL against GBP in the year.

The cash flow hedge reserve represents the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that had not yet occurred at that date. Following the introduction of IFRS 16, the Group has designated the Euro lease liability in its GBP functional currency companies as a hedging instrument in a hedge of its highly probable future Euro revenues. The fair value gain of £2.3m at 31 December 2019 (31 December 2018:nil) arises as the applicable EUR – GBP forward exchange rates were favourable relative to the position at the start of the year.

Other reserves comprise undenominated capital. Undenominated capital at 31 December 2019 of £2.3m (2018: £2.2m) relates to the nominal value of shares in the Company acquired by the Company of £2.1m (2018: £2.0m) and subsequently cancelled and an amount of £0.2m (2018: £0.2m) which arose on the redenomination of the ordinary share capital of the Company at the time of conversion from Irish pounds to Euro.

In 2019, an amount of £20.3m (2018: £40.5m) in respect of share options exercised during the year was transferred from the share- based payment reserve to retained earnings. An amount of £1.1m of deferred tax relating primarily to the Group’s share-based payments was credited to retained earnings in 2019 (2018: charge of £3.6m) – see also Note 19. An amount of £0.4m of current tax relating to the Group’s share-based payments was credited to retained earnings in 2019 (2018: £2.9m).

As permitted by section 304 of the Companies Act 2014, no separate profit and loss account is presented in respect of the Company. The Company recorded a profit for the year of £74.7m (2018: £34.2m). This includes £75.0m (2018: Nil) of dividends receivable from subsidiary companies.

17. Dividends paid on ordinary shares

	2019	2018
	£m	£m
Ordinary shares:
–final dividend of £1.33 per share for the year ended 31 December 2018 (31 December 2017: £1.35)	104.0	114.0
–interim dividend of £0.67 per share for the year ended 31 December 2019 (31 December 2018: £0.67)	52.2	55.0
Amounts recognised as distributions to equity holders in the year	156.2	169.0

The Directors have proposed a final dividend of 133 pence per share which will be paid on 22 May 2020 to shareholders on the Company’s register of members at the close of business on the record date of 14 April 2020. This dividend, which amounts to approximately £104m, has not been included as a liability at 31 December 2019.

18. Share-based payments

Summary of equity-settled share-based payments

The Group had the following share-based payment schemes brought forward from before the all-share combination between Paddy Power and Betfair in February 2016 (the ‘Merger’):

– The Paddy Power plc Sharesave Scheme; and

– The Paddy Power Long Term Incentive Plan.

In addition, a number of schemes were acquired at the Merger date:

– The Betfair Sharesave Scheme;

– The Betfair Restricted Share Scheme; and

– The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan.

Notes to the Consolidated Financial Statements continued

18. Share-based payments (continued)

Summary of equity-settled share-based payments (continued)

Subsequent to the Merger, the Group has issued new awards under the following schemes:

– The Flutter Entertainment plc Sharesave Scheme

– The Flutter Entertainment plc Long Term Incentive Plan, Medium Term Incentive Plan and Deferred Share Incentive Plan;

– The Flutter Entertainment plc Restricted Share Plan; and

– FanDuel Value Creation Plan (VCP).

The above schemes are settled via a mixture of the allotment of shares from the Employee Benefit Trust (‘EBT’) and the issue of new shares or in the case of the FanDuel VCP in either equity shares or cash at the Group’s option. As a result, all schemes are accounted for as equity-settled in the financial statements. Going forward, no new awards will be granted under any pre-Merger schemes.

The equity-settled share-based payments expense recognised in the income statement in respect of all schemes is as follows:

	2019	2018
	£m	£m
Underlying
The Paddy Power Long Term Incentive Plan	–	0.3
The Betfair Restricted Share Scheme	–	0.1
The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan	–	0.8
Flutter Entertainment plc Sharesave Scheme	2.3	3.1
The Flutter Entertainment plc Long Term, Medium Term and Deferred Share Incentive Plans (“LTIP”, “MTIP” & “DSIP”)	1.8	10.2
The Flutter Entertainment plc Restricted Share Plan	5.6	2.0
FanDuel Value Creation Plan (VCP)	7.4	2.4
	17.1	18.9
Separately disclosed items (see Note 4)	–	1.5
	17.1	20.4

General

The aggregate number of shares which may be utilised under the employee share schemes in any ten year period may not exceed ten per cent of the Company’s issued ordinary share capital. The percentage of share capital which can be utilised under these schemes comply with guidelines issued by the Investment Association in relation to such schemes.

Summary of options outstanding

At 31 December 2019, 1,593,947 awards and options (31 December 2018: 1,574,487) in the capital of the Group remain outstanding and are exercisable up to 2029 as follows:

	2019	2018
The Paddy Power plc Sharesave Scheme	3,695	22,389
Paddy Power Long Term Incentive Plan	–	5,501
The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan	314,059	343,191
The Flutter Entertainment plc Sharesave Scheme	464,380	447,540
The Flutter Entertainment plc Long Term, Medium Term and Deferred Share Incentive Plans (“LTIP”, “MTIP” & “DSIP”)	625,643	704,689
The Flutter Entertainment plc Restricted Share Plan	186,170	51,177
	1,593,947	1,574,487

The Paddy Power plc Sharesave Scheme

The Paddy Power plc Sharesave Scheme was adopted by shareholders on 21 November 2000 and was subsequently approved by the Revenue Commissioners.

All employees (including Executive Directors) who had not less than six months continuous service with the Company or any subsidiary nominated to join the Sharesave Scheme could be invited to apply for options to acquire shares. The purchase price for each ordinary share in respect of which an option is granted could not be less than 75 per cent of the closing price of the shares on the Irish Stock Exchange on the dealing day last preceding the date of grant of the option or its nominal value. The aggregate maximum monthly contribution payable by an employee in connection with the scheme is €500/£500.

Movements in the share options under this scheme during the year were as follows:

Outstanding at 1				Outstanding at
January 2019	Granted during year	Lapsed during year	Exercised during year	31 December 2019	Earliest exercise date*	Exercise price
3,902	–	–	(3,902)	–	2016 and 2019	€45.52
73	–	–	(73)	–	2016 and 2019	£40.79
14,496	–	(109)	(11,471)	2,916	2018 and 2019	€39.60
3,918	–	–	(3,139)	779	2018 and 2019	£33.76
22,389	–	(109)	(18,585)	3,695

*       Share options lapse 3.5 and 5.5 years after date of grant.

The weighted average exercise price for share options exercised during the year is £34.51 (31 December 2018: £37.53) at a weighted average share price at the date of exercise of £80.76 (2018: £77.84). The total number of shares exercisable at 31 December 2019 is 3,695 (2018: 3,975).

The fair value of options granted under the Sharesave Scheme was determined using a Black-Scholes model and is expensed over the vesting period. The following assumptions were used in the Black-Scholes pricing model for the above options:

2011 – 2014
Share price at date of grant	€37.05 – €60.70
Exercise price (€)	€39.60 – €45.52
Exercise price (£)	£33.76 – £40.79
Expected volatility	19% – 30%
Expected term until exercised	3.5 – 5.5 years
Risk-free interest rate	-0.06% – 1.34%

The Paddy Power Long Term Incentive Plan

Summary of share awards outstanding

The total number of share awards outstanding under the Paddy Power Long Term Incentive Plan at 31 December 2019 was nil (2018: 5,501). These shares vested fully in 2019. The movements in share awards during the year ended 31 December 2019 (excluding related dividends awarded as shares) were as follows:

Outstanding at				Outstanding at
1 January 2019	Granted during year	Lapsed during year	Vested during year	31 December 2019
5,501	–	–	(5,501)	–

The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan

The following share plans were acquired on the Merger completion date (“Completion”) and were originally introduced in the Betfair Group to incentivise and reward for the successful delivery of the short-term and long-term business strategy:

– The Betfair Long Term Incentive Plan (“LTIP”) which consists of restricted share awards; and

– The Betfair Deferred Share Incentive Plan (“DSIP”) which consists of cash and restricted share awards.

The schemes have awards in the form of cash and restricted shares. The level of award granted in each of the schemes were based on a mixture of the individual performance of the employee and Group-wide performance over the term of the award which was between one and three years.

Prior to the Merger, Paddy Power and Betfair agreed that outstanding unvested awards granted under the Betfair Long Term Incentive Plan (“Betfair LTIP Awards’’) in 2013/14, 2014/15 and 2015/16 would not vest on Completion but would be replaced by awards over an equivalent number of the Company’s Shares (calculated by reference to the Exchange Ratio) which would have the same normal vesting dates as the original awards but be subject to certain absolute vesting levels.

Outstanding at 1 January 2019	Granted during year	Lapsed/cancelled during year	Exercised during year	Outstanding at 31 December 2019
343,191	7,503	(1,265)	(35,370)	314,059

The outstanding shares on these schemes are exercisable up to 2025.

The weighted average exercise price for share options exercised during the year was a nominal price (31 December 2018: a nominal price) at a weighted average share price at the date of exercise of £73.12 (31 December 2018: £77.66). The total number of shares exercisable at 31 December 2019 is 314,059.

Notes to the Consolidated Financial Statements continued

18. Share-based payments (continued)

The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan (continued)

The options granted in the year represent dividend roll-ups, in line with documented scheme rules.

The fair value of the share options in the LTIP scheme is expensed over the three year period that the options vest.

The Flutter Entertainment plc Sharesave Scheme

During the year, 162,477 options were granted under the Flutter Entertainment plc Sharesave Scheme. These SAYE options must ordinarily be exercised within six months of completing the relevant savings period. In line with market practice, the exercise of these options is not subject to any performance conditions.

All employees (including Executive Directors) who have not less than six months continuous service with the Company or any subsidiary nominated to join the Sharesave Scheme may be invited to apply for options to acquire shares. The purchase price for each ordinary share in respect of which an option is granted shall not be less than 75 per cent of the closing price of the shares on the Irish and London Stock Exchanges on the dealing day last preceding the date of grant of the option or its nominal value. The aggregate maximum monthly contribution payable by an employee in connection with all Sharesave related schemes is €500/£500.

	Outstanding at		Lapsed/cancelled		Outstanding at
	1 January 2019	Granted during year	during year	Exercised during year	31 December 2019
2016	92,801	–	(17,757)	(42,703)	32,341
2017	203,137	–	(35,709)	(3,598)	163,830
2018	151,602	–	(33,836)	(9,615)	108,151
2019	–	162,477	(2,419)	–	160,058
Total	447,540	162,477	(89,721)	(55,916)	464,380

	Exercise	Exercisable
Year granted	price £	before
2016	69.19	2020
2017	57.87	2021
2018	54.68	2022
2019	59.56	2023

The weighted average share price at the date of exercise was £87.56 (31 December 2018: £75.96). 34,861 shares were exercisable at 31 December 2019 (2018: nil).

The fair value of the options is expensed over the period that the options vest. The following assumptions were used in the Black-Scholes pricing model for the 2016, 2017 and 2018 options:

2016 – 2018
Share price at date of grant	£67.99 – £85.70
Exercise price	£54.68 – £69.19
Expected volatility	26.71% – 30.56%
Expected term until exercised	3.25 years
Expected dividend yield	2.18% – 2.97%
Risk-free interest rate	0.28% – 0.96%

The following assumptions were used in the Black-Scholes pricing model for the 2019 options:

2019
Share price at date of grant	£76.50
Exercise price	£59.56
Expected volatility	26.67%
Expected term until exercised	3.25 years
Expected dividend yield	2.61%
Risk-free interest rate	0.46% – 0.66%

The Flutter Entertainment plc Long Term Incentive Plan, Medium Term Incentive Plan and Deferred Share Incentive Plan

The following share plans were introduced post-Merger to incentivise and reward for the successful delivery of the short, medium and long-term business strategy:

– Long Term Incentive Plan (“LTIP”) which consists of restricted share awards;

– Medium Term Incentive Plan (“MTIP”) which consists of restricted share awards; and

– Deferred Share Incentive Plan (“DSIP”) which consists of cash and restricted share awards.

The level of award granted in each of the schemes is based on a mixture of the individual performance of the employee and the Group wide performance over the term of the award which is between one and three years.

The DSIP has cash elements which are fixed in value and are paid and expensed in the first year that the awards are issued. The cash award represents two-thirds of the total award. There is no option given to elect to have these issued in shares. The cash element issued is classified as a cash bonus in the income statement and not a ‘cash-settled share-based payment’ on the basis that the employee does not have the option to choose whether they receive cash or shares, and the award value is fixed and not based on share price movements.

The restricted share portion of the DSIP award will vest over the second and third year of the scheme.

	Outstanding at		Lapsed/cancelled		Outstanding at
	1 January 2019	Granted during year	during year	Exercised during year	31 December 2019
2016	153,082	7,278	(39,879)	(85,348)	35,133
2017	234,989	8,091	(58,344)	(75,690)	109,046
2018	316,618	399	(42,539)	(6,327)	268,151
2019	–	222,529	(8,716)	(500)	213,313
Total	704,689	238,297	(149,478)	(167,865)	625,643

	Exercise	Exercisable
Year granted	price £	before
2016	–	2026
2017	–	2027
2018	–	2028
2019	–	2029

The weighted average exercise price for share options exercised during the year was a nominal price and at a weighted average share price at the date of exercise of £65.19 (31 December 2018: £72.56). The value of each award was calculated at the grant date and expensed over a period of up to three years in which the awards vest. The total number of shares exercisable at 31 December 2019 is 54,881 (2018: 20,337). The awards granted in the 2016, 2017 and 2018 schemes during the year represent dividend roll-ups, in line with documented scheme rules. The share price at the date of the awards granted during the year was between £58.46 – £75.50 (2018: £66.87 – £79.23). For the 2019 LTIP awards where an element of the award has non-market conditions such as the 25% related to the value of the US business and 25% based on Relative Total Shareholder Return, the Group has engaged third party valuation specialists to provide a fair value for the awards using a Monte Carlo simulation model. The fair value of the US value and Relative Total Shareholder Return ie the non-market element of these awards was £4.75 and £4.77 respectively.

The Flutter Entertainment plc Restricted Share Plan

During the year, 158,192 (2018: 41,138) options were granted under the Flutter Entertainment plc Restricted Share plan.

The movements in this plan during the year ended 31 December 2019 were as follows:

	Outstanding at 1 January 2019	Granted during year	Lapsed/cancelled during year	Exercised during year	Outstanding at 31 December 2019
2017	10,362	176	(269)	(7,924)	2,345
2018	40,815	608	(10)	(14,996)	26,417
2019	–	157,408	–	–	157,408
Total	51,177	158,192	(279)	(22,920)	186,170

The level of award granted on this plan is based on a mixture of individual performance of the employee and Group-wide performance over the term of the award which is between one and three years. Restricted shares are valued with reference to the market value of the shares on the date of grant. The value of each award was calculated at the grant date and expensed over a period of up to three years in which the awards vest. The weighted average exercise price for share options exercised during the year was a nominal price and at a weighted average share price at the date of exercise of £68.35 (31 December 2018: £72.39). The fair value at the date of the awards granted during the year was between £58.46 – £79.23 (2018: £62.43 – £79.23). The awards granted in the 2017 and 2018 schemes during the year represent dividend roll-ups, in line with documented scheme rules.

Notes to the Consolidated Financial Statements continued

18. Share-based payments (continued)

FanDuel Value Creation Plan (VCP)

In 2019, the Group introduced a plan for FanDuel employees that allows them share in the future value created within FanDuel. As there were communications to staff in 2018 in respect of this plan, an expense of £2.4m was recognised in 2018. The expense recognised in respect of this plan in 2019 is £7.4m. Employees will be awarded an allocation of units which represent a share in value created. The value of these units will be determined by the value of the business at July 2021 and July 2023 compared to benchmark. Employees have the option to exercise 50% of these units at July 2021 at the prevailing value or roll some or all of them to July 2023 at the prevailing value at that date. The Group will have the option of settling this plan via the issuance of Flutter Entertainment plc shares or cash.

The Paddy Power Betfair plc Employee Benefit Trust

Prior to the Merger, awards under the Paddy Power plc Long Term Incentive Plan were satisfied from the Paddy Power Betfair plc Employee Benefit Trust (the “EBT”). Post-Merger, certain other awards may also be satisfied from the EBT. Purchases of Flutter Entertainment plc ordinary shares from 1 January 2018 to 31 December 2019 and shares vested from the EBT during that period, are shown below:

	Number of Flutter
	Entertainment plc	Cost of purchase
	ordinary shares	£m
Shares held by the EBT at 1 January 2018	200,973	15.6
Vested from the EBT in 2018	(101,232)	(7.0)
Shares held by the EBT at 31 December 2018	99,741	8.6
Vested from the EBT in 2019	(29,344)	(2.5)
Shares held by the EBT at 31 December 2019	70,397	6.1

The results of the EBT are included in the Flutter Entertainment plc Company financial statements. The shares held by the EBT at the reporting date are shown as a deduction from equity in the consolidated statement of financial position in accordance with the Group’s accounting policy (see Note 16).

19. Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	31 December 2019			31 December 2018
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	6.8	–	6.8	7.8	(0.2)	7.6
Intangible assets	–	(70.4)	(70.4)	1.7	(82.4)	(80.7)
Employee benefits	13.1	–	13.1	11.2	–	11.2
Other	–	(2.6)	(2.6)	–	(4.8)	(4.8)
Net assets/(liabilities)	19.9	(73.0)	(53.1)	20.7	(87.4)	(66.7)

Deferred tax assets and liabilities have been offset at 31 December 2019 and 2018 where there is a legally enforceable right to such set-off in each jurisdiction. Included in the statement of financial position is a deferred tax asset of £11.9m (2018: £10.7m) and a deferred tax liability of £65.0m (2018: £77.4m).

The deferred tax liability in relation to intangible assets disclosed above primarily relates to the deferred tax liability arising in respect of acquisition accounting related intangibles. This deferred tax liability continues to unwind as the intangible assets are amortised over their useful economic life.

The deferred tax asset arising on employee benefits relates to future tax deductions the Group expects to receive in relation to share based payments operated by the Group to reward its employees. The asset is recognised at the tax rate at which it is expected to unwind.

Movement in temporary differences during the year

		Business
		combinations
	Property, plant	– intangible	Employee
	and equipment	assets	benefits	Other	Total
	£m	£m	£m	£m	£m
Balance at 1 January 2018	6.8	(57.3)	14.8	(1.8)	(37.5)
Recognised in income	0.8	13.4	0.5	(3.0)	11.7
Arising on acquisition	–	(35.9)	–	–	(35.9)
Recognised directly in equity	–	–	(3.6)	–	(3.6)
Foreign currency translation adjustment	–	(0.9)	(0.5)	–	(1.4)
Balance at 31 December 2018	7.6	(80.7)	11.2	(4.8)	(66.7)
Arising on acquisition	–	(11.1)	–	–	(11.1)
Recognised in income	(0.6)	19.0	0.9	2.1	21.4
Recognised directly in equity	(0.2)	–	1.3	–	1.1
Foreign currency translation adjustment	–	2.4	(0.3)	0.1	2.2
Balance at 31 December 2019	6.8	(70.4)	13.1	(2.6)	(53.1)

Unrecognised deferred tax assets

The Group has unrecognised deferred tax assets in respect of losses of £29.3m (2018: £20.4m). These have not been recognised on the basis that there is insufficient certainty of there being future taxable profits in the relevant jurisdictions, and therefore the assets will not be realisable.

20. Trade and other payables and derivative financial liabilities

Current liabilities

	31 December	31 December
	2019	2018
	£m	£m
Trade and other payables
Trade payables	25.3	21.3
Customer balances	179.2	155.3
PAYE and social security	9.7	5.2
Value-added tax and goods and services tax	3.0	0.9
Betting duty, data rights, and product and racefield fees	60.1	39.5
Employee benefits	52.3	43.5
Liability to purchase own shares	–	86.8
Contingent deferred consideration – business combinations (Note 29)	7.4	4.8
Accruals and other liabilities	211.8	175.5
Total	548.8	532.8

Derivative financial liabilities
Sports betting open positions (Note 29)	20.4	20.1

Notes to the Consolidated Financial Statements continued

20. Trade and other payables and derivative financial liabilities (continued)

Non-current liabilities

	31 December	31 December
	2019	2018
	£m	£m
Trade and other payables
Employee benefits	0.5	0.6
Contingent deferred consideration – business combinations (Note 29)	11.0	17.0
Accruals and other liabilities	–	8.6
Total	11.5	26.2
Derivative financial liabilities
Sports betting open positions (Note 29)	0.7	0.9

The liability to purchase own shares at 31 December 2018 relates to an obligation arising under a buyback agreement for the purchase of the Company’s own shares (see Note 16). The share buyback was completed in full in 2019.

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss.

The carrying amount of the liabilities is not significantly different from the amount that the Group is expected to pay out at maturity of the financial instruments. Sports bets are non-interest bearing. There is no interest rate or credit risk associated with open sports bets.

Contingent deferred consideration – business combinations

Included within non-current liabilities is contingent and deferred consideration of £11.0m due to Betfair’s historical acquisition of HRTV, a horseracing television network based in the United States. The amount payable at 31 December 2019 in respect of the HRTV acquisition amounted to £18.3m, with £11.0m due after one year from the reporting date.

21. Provisions
Current

	31 December	31 December
	2019	2018
	£m	£m
Employee benefits (long service leave)	0.9	0.7
Betting duty, data rights, and product and racefield fees (gaming tax)	2.0	2.6
Accruals and other liabilities (onerous contracts)	–	1.0
Total	2.9	4.3

Non-current

	31 December	31 December
	2019	2018
	£m	£m
Employee benefits (long service leave)	0.8	0.8
Accruals and other liabilities (lease reinstatement and onerous contracts)	0.3	0.5
Total	1.1	1.3

The movements in provisions during 2018 and 2019 were as follows:

Current

	Long service		Onerous
	leave	Gaming tax	contracts	Total
	£m	£m	£m	£m
Balance at 1 January 2018	0.5	2.6	0.1	3.2
Amounts used during the year	(0.2)	–	(0.1)	(0.3)
Additional provisions recognised	0.2	–	1.0	1.2
Transfers from current liabilities	0.2	–	–	0.2
Balance at 31 December 2018	0.7	2.6	1.0	4.3
Transfer to IFRS 16 lease liability	–	–	(1.0)	(1.0)
Amounts used during the year	(0.2)	(0.6)	–	(0.8)
Additional provisions recognised	0.2	–	–	0.2
Transfers from non-current liabilities	0.2	–	–	0.2
Balance at 31 December 2019	0.9	2.0	–	2.9

Non-current

	Long service	Lease	Onerous
	leave	reinstatement	contracts	Total
	£m	£m	£m	£m
Balance at 1 January 2018	0.8	0.1	0.3	1.2
Transfers to current liabilities	(0.2)	–	–	(0.2)
Charged to the income statement:
–Additional provisions recognised	0.2	0.1	–	0.3
Balance at 31 December 2018	0.8	0.2	0.3	1.3
Transfer to IFRS 16 lease liability	–	–	(0.3)	(0.3)
Transfers to current liabilities	(0.2)	–	–	(0.2)
Charged to the income statement:
–Additional provisions recognised	0.2	0.1	–	0.3
Balance at 31 December 2019	0.8	0.3	–	1.1

Long service leave

The timing and amount of long service leave cash outflows are primarily dependent on when staff employed at the reporting date avail of their entitlement to leave and their expected salaries at that time. As of 31 December 2019, it was expected that cash outflows would occur primarily within the following five years (2018: within the following five years).

Lease reinstatement

Included in this category are amounts provided by the Group for the reinstatement of properties held under leases to their original condition when the leases were taken out. These costs are generally provided for over the expected term of the relevant leases. The timing and amount of lease reinstatement cash outflows is dependent on the expected dates on which leased premises will be exited and the existence of provisions in the lease contracts requiring reinstatement. The cash outflows are expected to occur at various stages over the next 21 years as longer term leases are not renewed (2018: the next 22 years).

Onerous contracts

The onerous contracts provision at 31 December 2018 primarily related to operating leases where the Group were not occupying properties for which it still has a present and future obligation to make lease payments. The provision represented the future expected net cash outflows under these leases discounted at an interest rate appropriate to the timing of these net cash outflows. Following the introduction of IFRS 16 at 1 January 2019, these provisions have been included within the IFRS 16 lease liability.

Notes to the Consolidated Financial Statements continued

21. Provisions (continued)

Gaming tax

Separate to the amounts highlighted in Note 14, there are other gaming tax provisions relating to amounts provided for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain. When the group disagrees with the application of unclear tax legislation, for example when it is applied retrospectively and/or results in a one-off disproportionate tax equivalent to many times the profit derived by the Group from its historic activities in that jurisdiction, the Group continues to challenge these interpretations.

Whilst the maximum potential obligation for all ongoing cases could be greater than the recognised provision, and the outcomes may not be known for some time, a liability has been recorded for the Directors’ best estimate of the cash outflows that will ultimately be required in respect of each claim. Management have not provided a sensitivity for this provision as the range is not considered to be material. Management note this is a key estimate, however it is not a key judgement that will have a material impact in the coming year.

22. Borrowings and lease liabilities

Current liabilities

	31 December	31 December
	2019	2018
	£m	£m
Term Loan Facility	250.0	–
Overdraft facility	5.0	–
Accrued interest on borrowings	0.5	0.4
Less: expenses relating to term loan facility	(0.5)	–
	255.0	0.4
Lease liabilities	38.4	–

Non-current liabilities

	31 December	31 December
	2019	2018
	£m	£m
Revolving credit facility	117.3	285.0
Less: expenses relating to revolving credit facility	(1.6)	(2.0)
	115.7	283.0

Lease liabilities	132.1	–

In 2015, the Group secured a committed revolving credit bank loan facility (“RCF”) of €300m provided by a syndicate of banks which was scheduled to expire in May 2020. In 2018, the RCF was amended to an amount of £450m and was extended to expire in April 2023. In May 2019, the RCF was amended to update the financial covenants and margin grid, as per those outlined below. In May 2019, the Group also secured a term loan facility of £250m provided by a syndicate of banks. The term loan facility is for an initial period of 18 months with an option to extend further by up to 12 months.

At 31 December 2019, £79m and €45m of the RCF was drawn down and £250m of the term loan facility was drawn down totalling to £367.3m (31 December 2018: £285m).

Borrowings under the RCF and the term loan facility are unsecured but are guaranteed by the Company and certain of its operating subsidiaries. Borrowings under the RCF incur interest at LIBOR (for borrowings denominated in pounds sterling) and EURIBOR (for borrowings denominated in euro) plus a margin of between 1.10% and 2.50%. A commitment fee, equivalent to 35% of the margin, is payable in respect of available but undrawn borrowings. Borrowings under the term loan facility incur interest at LIBOR plus a margin of between 0.60% and 2.40%.

It is the Directors’ opinion that due to the Group’s bank borrowings being subject to floating interest rates and the proven cash generation capability of the Group, there is no significant difference between the book value and fair value of the Group’s borrowings. Under the terms of both the RCF and term loan facility, the Group is required to comply with the following financial covenants on a semi-annual basis.

– Net Leverage Ratio: Consolidated net borrowings shall not be more than 3.5 times underlying consolidated EBITDA (with acquisition spikes in the event of material acquisitions, to 4.0 times for a period of six months, stepping back to 3.75 times for the subsequent six months, before returning to 3.5 times).

– Interest Cover Ratio: Underlying consolidated EBITDA shall not be less than 4.0 times net finance charges.

During the year ended 31 December 2019, all covenants have been complied with.

In addition, at 31 December 2019 £5.0m of the Group’s bank overdraft facilities were utilised (31 December 2018: £Nil). See Note 25 for further detail.

Reconciliation of movements of liabilities to cash flows arising from financing activities:

£m
Balance at 1 January 2019	283.4
IFRS 16 Lease liability at 1 January 2019	162.3
Adjusted Balance at 1 January 2019	445.7

Changes from financing cash flows
Amounts drawn on Revolving Credit Facility	393.8
Amounts drawn on Term Loan Facility	250.0
Amounts repaid on borrowing facility	(561.0)
Fees in respect of borrowing facility	(0.8)
Amounts drawn on overdraft facility	5.0
Lease liabilities paid	(41.4)
Interest paid	(7.1)
Total	38.5

Other changes
Lease liability change – Business Combinations	0.9
Lease liability change – remeasurement of lease term	19.0
Lease liability change – Additions & Disposals	29.8
Interest on borrowings	7.2
Interest on leases	5.0
Unwinding of capitalised expenses relating to revolving credit facility	0.7
Foreign exchange movements	(5.6)
Total other changes	57.0

Balance at 31 December 2019	541.2

23. Financial risk management

The Group has the following risk exposures in relation to its use of financial instruments:

- Market risk;

- Credit risk;

- Liquidity risk;

- Foreign currency risk; and

- Interest rate risk.

Set out below is information on the Group’s exposure to each of the above risks, and what its objectives, policies and processes are for measuring and managing those risks. Information is also provided on how the Group manages its capital. Quantitative disclosures in respect of these risks are included throughout these consolidated financial statements and, in particular, in Notes 24 to 27.

General

The Board of Directors has overall responsibility for the management of the Group’s risks. This responsibility is delegated to a number of committees over which the Board has oversight. The primary Board committees set up to manage risks are the Risk Committee and the Audit Committee. Both these Committees report regularly to the Board on their activities. The oversight of the Group’s treasury operations is performed by an Investment Committee, chaired by the Chief Financial Officer, which reports annually to the Audit Committee on its activities.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in the exposure arising from fluctuations of currency exchange rates being mitigated by the retranslation effect of designated financial instruments.

Notes to the Consolidated Financial Statements continued

23. Financial risk management (continued)

Market risk

Market risk relates to the risk that changes in prices, including sports betting prices/odds, foreign currency exchange rates and interest rates (see also ‘Interest rate risk’ section below), will impact the Group’s income or the value of its financial instruments. Market risk management has the function of managing and controlling the Group’s exposures to market risk to within acceptable limits, while at the same time ensuring that returns are optimised.

The management of market risk is performed by the Group under the supervision of the Risk Committee and the Investment Committee and according to the guidelines approved by them. The Group will utilise hedges where there is an identified requirement to manage profit or loss volatility.

Sports betting prices/odds

Managing the risks associated with sportsbook bets is a fundamental part of the Group’s business. The Group has a separate Risk Department which has responsibility for the compilation of bookmaking odds and for sportsbook risk management. The Risk Department is responsible for the creation and pricing of all betting markets and the trading of those markets through their lives. A mix of traditional bookmaking approaches married with risk management techniques from other industries is applied, and extensive use is made of mathematical models and information technology. The Group has set predefined limits for the acceptance of sportsbook bet risks. Stake and loss limits are set by reference to individual sports, events and bet types. These limits are subject to formal approval by the Risk Committee. Risk management policies also require sportsbook bets to be hedged with third parties in certain circumstances to minimise potential losses. The profits and losses recorded on sportsbook hedging activities are recorded in ‘revenue’ in the income statement.

24. Credit risk

Credit risk

The Group’s credit risk represents the risk that a financial loss may result in the event that a counterparty to a financial instrument, a trading partner or customers fail to meet their contractual obligations.

Trade and other receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

The Group’s sports betting and gaming businesses are predominantly cash and credit card/debit card businesses where there is a requirement that the customer pays in advance when a transaction is entered into. Credit lines are provided to customers on a case by case basis for higher value customers or based on credit ratings for smaller value customers. Individual credit limits are decided upon by the credit control function in the first instance after taking into account credit and background reference checks. The collectability of outstanding trade receivable balances is closely monitored by reference to aged receivables and other reports and any receivable balances considered to be uncollectible are provided against when identified.

To measure the expected credit losses, trade receivables are monitored based on credit risk characteristics and the days past due.

The absence of recurring patterns for specific categories of receivables and the relative immateriality of the amounts in the context of the broader balance sheet resulted in a portfolio approach not being adopted for the purpose of impairment recognition.

Trade and other receivables impairment allowances are established against individual receivable balances when there is objective evidence that such balances are likely to be uncollectible, either in full or in part. The impairment allowance also includes a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. There is no material concentration of sales with individual customers.

Cash investments and foreign exchange forward contracts

It is Group treasury policy to limit investments in cash deposits and foreign exchange forward contracts to counterparties that have a Moody’s (or equivalent) long term credit rating of A3 or higher and a Moody’s (or equivalent) short term credit rating of P1, unless otherwise specifically approved by the Investment Committee.

A list of approved counterparties is maintained by the Group. There are also limits on the percentage of total cash on deposit that can be invested with any individual counterparty. Management does not expect any counterparty to fail to meet its obligations as of the reporting date and the date of this report. There are also restrictions on the type of cash products that can be invested in.

The Group continues to carefully measure counterparty risk by monitoring credit agency ratings, Credit Default Swap spread prices and other public information, and to take action to mitigate such risks as are identified. The Group has accordingly restricted its cash deposit investments to counterparties that had higher credit ratings and has, when required, shortened the maturities of deposits placed.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December was:

	Carrying amount
	31 December	31 December
	2019	2018
	£m	£m
Restricted cash	189.1	167.2
Trade receivables	8.5	5.1
Finance lease receivables	3.0	–
Other receivables	8.0	6.9
Cash and cash equivalents	108.1	123.7
Total	316.7	302.9

The maximum exposure to credit risk for trade and other receivables by geographic region at 31 December was:

	31 December	31 December
	2019	2018
	£m	£m
United Kingdom	6.8	4.5
Ireland	0.6	1.2
Australia	3.4	1.4
US	6.8	3.1
Other	1.9	1.8
Total	19.5	12.0

The maximum exposure to credit risk for trade and other receivables by type of counterparty at 31 December was:

	31 December	31 December
	2019	2018
	£m	£m
Trade receivables – credit betting customers	0.4	1.7
Trade receivables – other sports betting counterparties	8.1	3.4
Finance lease receivable	3.0	–
Other receivables	8.0	6.9
Total	19.5	12.0

Significant customers

There were no individual customers at 31 December 2019 or 31 December 2018 that represented over ten per cent of trade receivables.

Expected credit loss

The ageing of trade receivables at 31 December 2019 and 2018 was as follows:

	31 December 2019			31 December 2018
		Impairment			Impairment
	Gross	allowance	Net	Gross	allowance	Net
	£m	£m	£m	£m	£m	£m
Not past due	3.9	(0.1)	3.8	1.2	–	1.2
Past due 0 days to 30 days	1.7	(0.1)	1.6	1.2	(0.3)	0.9
Past due 31 days to 120 days	1.7	(0.3)	1.4	2.2	(0.6)	1.6
Past due 121 days to 365 days	2.4	(0.7)	1.7	4.1	(2.7)	1.4
More than one year	0.7	(0.7)	–	0.9	(0.9)	–
Total	10.4	(1.9)	8.5	9.6	(4.5)	5.1

The gross trade receivable balance is £10.4m (2018: £9.6m) with an allowance for impairment in respect of these receivables of £1.9m (2018: £4.5m). There were no material impairment losses during the year.

Notes to the Consolidated Financial Statements continued

25. Liquidity risk

This represents the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s policy for liquidity management is to ensure that there is sufficient liquidity in place to meet its liabilities as they fall due, both under normal or potential adverse conditions, and without resulting in undue loss or damage to the Group.

The Group performs regular cash projections to ensure that there is sufficient cash on hand to meet its expected obligations as they fall due. The nature of the Group’s business and the potential volatility in sporting results can result in significant differences between expected and actual short term cash flows. Consequently, a conservative approach is applied to cash forecasting and flexibility is built into the forecast to cover potentially adverse sporting results. Cash deposit placement time periods are decided upon by reference to cash inflows forecast and expected requirements in respect of the Group’s financial obligations. The Group’s treasury policy sets a maximum maturity on deposits of up to 12 months. Information on the overall maturity of deposits at 31 December 2019 and 2018 is set out in Note 15. It is the Directors’ belief that the Group’s cash deposit balances can be withdrawn without significant penalty.

The Group has the following lines of credit:

- A committed revolving credit bank loan facility (“RCF”) of £450m obtained from a syndicate of banks which expires in April 2023.At 31 December 2019, £117.3m of this facility was drawn down. Borrowings under the RCF are unsecured but are guaranteed by the Company and certain of its operating subsidiaries. Borrowings under the RCF incur interest at LIBOR plus a margin of between 1.10% and 1.95% and EURIBOR plus a margin of between 1.10% and 1.95%. A commitment fee, equivalent to 35% of the margin, is payable in respect of available but undrawn borrowings.

- A committed Term Loan facility of £250m obtained from a syndicate of banks which expires in November 2020. At 31 December 2019, £250m of this facility was drawn down. Borrowings under the Term Loan are unsecured but are guaranteed by the Company and certain of its operating subsidiaries. Borrowings under the Term Loan incur interest at LIBOR plus a margin of between 0.60% and 2.40%.

- Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £4.3m (€5.0m). Interest is payable thereon at the bank’s prime overdraft rate plus 0.5%. Bank overdraft facilities for certain subsidiaries of the Company are guaranteed by way of a Letter of Guarantee issued by Flutter Entertainment plc in favour of Allied Irish Banks p.l.c.

- Unsecured uncommitted bank overdraft facilities for working capital purposes totalling £15m. Interest is payable thereon at the bank’s sterling base rate plus 3.5%. Bank overdraft facilities for certain subsidiaries of the Company are guaranteed by way of a Letter of Guarantee issued by Flutter Entertainment plc in favour of AIB Group (UK) p.l.c.

At 31 December 2019, £5.0m of the bank overdraft facilities were being utilised (31 December 2018 £nil). The following are the undiscounted contractual maturities of the earliest date repayable of financial liabilities as at 31 December:

	31 December 2019
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	541.9	541.9	539.9	1.5	0.5	–	–
Contingent deferred consideration	18.4	20.6	4.7	2.8	8.0	5.1	–
Borrowings	372.8	381.3	7.8	252.1	1.7	1.7	118.0
Lease Liabilities	170.5	192.5	19.5	18.9	32.5	29.1	92.5
	1,103.6	1,136.3	571.9	275.3	42.7	35.9	210.5
Derivative financial liabilities
Sports betting open positions	21.1	21.1	20.4	–	–	0.7	–
Total	1,124.7	1,157.4	592.3	275.3	42.7	36.6	210.5

	31 December 2018
	Carrying	Contractual	6 months	6 to 12	1 to 2	2 to 3	3 years
	amount	cash flows	or less	months	years	years	and over
	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial liabilities
Trade and other payables	537.2	537.2	520.3	7.7	4.7	3.4	1.1
Contingent deferred consideration	21.8	26.0	2.6	2.2	7.5	8.4	5.3
Borrowings – Revolving Credit Facility	285.4	295.4	1.6	1.6	3.1	3.1	286.0
	844.4	858.6	524.5	11.5	15.3	14.9	292.4
Derivative financial liabilities
Sports betting open positions	21.0	21.0	17.7	2.4	–	–	0.9
Total	865.4	879.6	542.2	13.9	15.3	14.9	293.3

The contingent deferred consideration payable represents management’s best estimate of the fair value of the amounts that will be payable, and may vary depending on the future performance of the acquired businesses.

26. Currency risk

The Group is exposed to currency risk in respect of revenue, expenses, receivables, cash and cash equivalents, and other financial assets and financial liabilities (primarily trade payables, accruals and customer balances) that are denominated in currencies that are not the functional currency of the entities in the Group. The currencies in which transactions are primarily denominated are pound sterling (“GBP”), euro (“EUR”), Australian dollar (“AUD”), US dollar (“USD”) and Georgian lari (“GEL”).

It is Group policy to ensure that foreign currency denominated liabilities are broadly matched by foreign currency denominated assets, primarily cash deposits. This is generally achieved by monthly sales of net foreign currency inflows into the subsidiaries’ functional currency at spot rates. Foreign exchange impacts therefore arise on the retranslation of their income and expense into their functional currency for Group reporting purposes. Subject to Investment Committee approval, the Group may make use of forward contracts, intentional imbalances between foreign currency denominated liabilities and assets, and other derivatives to manage foreign currency exposures on expected future cash flows.

While the Group generally maintained a naturally hedged balance sheet, as described in the preceding paragraph, it remains exposed to exchange rate risk in respect of its expected future foreign currency denominated income and expenses in its foreign operations.

The exposure arising from the currency risk in connection to its Euro revenue is mitigated by the remeasurement effect of the Euro-denominated lease liabilities, recognised in the current accounting year as a result of the introduction of IFRS 16 Leases effective 1 January 2019. As a result, the Group has designated the foreign currency element of the leases as a hedging instrument in relation to the exposure identified above. The effect of the revaluation of the lease liabilities designated as hedging instruments are deferred to the hedging reserve and subsequently released to the profit and loss in the month in which the revenue occurs.

Exposure

As of 31 December 2019 and 2018, the Group’s foreign currency risk exposure, based on the functional currencies of its operations, was as follows:

	31 December 2019					31 December 2018
	EUR	GBP	AUD	USD	Other	EUR	GBP	AUD	USD	Other
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets	66.8	0.8	1.2	3.7	0.4	33.0	1.7	2.0	4.0	0.8
Non-derivative financial liabilities[1]	(140.8)	(0.8)	(0.1)	(2.9)	(0.2)	(14.9)	(0.4)	0.1	5.4	(0.3)
Derivative financial liabilities	(4.5)	–	–	–	–	(8.6)	–	–	–	–
Gross statement of financial position exposure	(78.5)	–	1.1	0.8	0.2	9.5	1.3	2.1	9.4	0.5

1.       This includes the Euro IFRS 16 lease liability. See below.

The following are the significant exchange rates that applied during the year:

	Average rate		31 December (mid-spot rate)
	2019	2018	2019	2018
To 1 GBP:
EUR	1.139	1.130	1.175	1.118
AUD	1.835	1.760	1.880	1.813
USD	1.277	1.334	1.320	1.280
GEL	3.591	–	3.773	–

Effects of hedge accounting on the financial position and performance

Following the introduction of IFRS 16, the Group has designated the Euro lease liability in its GBP functional currency companies as a hedging instrument in a hedge of its highly probable future Euro revenues. The effects of the foreign currency-related hedging instruments on the Group’s financial position and performance are as follows:

	2019	2018
	£m	£m
Carrying amount (current liability)	2.3	–
Notional amount	48.1	–
Maturity date	January 2041	–
Hedge ratio	100%	–
Change in intrinsic value of the outstanding hedging instruments since inception of the hedge	2.3	–

Notes to the Consolidated Financial Statements continued

26. Currency risk (continued)

Sensitivity analysis

A ten per cent increase and decrease in the value of pound sterling against the following currencies at 31 December 2019 and 2018 would have increased/(decreased) profit and equity by the amounts below as a consequence of the retranslation of the above foreign currency denominated assets and liabilities at those dates. It is assumed that all other variables, especially interest rates, remain constant in the analysis.

	Profit		Equity
	10%	10%	10%	10%
	increase	decrease	increase	decrease
	£m	£m	£m	£m
31 December 2019
EUR	3.0	(3.0)	4.1	(4.1)
AUD	(0.1)	0.1	(10.5)	10.5
USD	–	–	(73.7)	73.7
GEL	–	–	(12.9)	12.9
31 December 2018
EUR	(1.0)	1.0	–	–
AUD	(0.2)	0.2	(16.4)	16.4
USD	(0.9)	0.9	(72.0)	72.0

27. Interest rate risk

Interest rate risk arises primarily from the Group’s borrowings which are at a floating rate. The Group may manage this risk through the use of interest rate derivatives as appropriate. At 31 December 2019, the Group was not party to any such derivative. Excess cash funds are invested in interest-bearing bank deposits on which the interest rate is fixed for the term of the deposit. Group treasury policy imposes limits on the terms over which cash can be placed on deposit.

Profile

At 31 December 2019 and 31 December 2018 the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	Carrying amount
	31 December	31 December
	2019	2018
	£m	£m
Variable rate instruments
Financial assets – restricted cash	189.1	167.2
Financial assets – cash	108.1	123.7
Borrowings	(372.8)	(285.4)
	(75.6)	5.5

Cash flow sensitivity analysis for variable rate instruments

An increase and decrease of 50 basis points (“bps”) in interest rates at 31 December 2019 and at 31 December 2018 would have (decreased)/increased profit for a full year and equity by the amounts set out in the table below. It is assumed that all other variables, including foreign currency exchange rates, remain constant.

	Profit		Equity
	50 bps	50 bps	50 bps	50 bps
	increase	decrease	increase	decrease
	£m	£m	£m	£m
31 December 2019
Variable rate instruments	(0.4)	1.4	–	–
31 December 2018
Variable rate instruments	–	1.1	–	–

Due to the low interest rates already applying to a significant portion of the Group’s cash balances, a 50bps decrease in interest rates has only a marginal impact on the interest income earned by the Group.

28. Capital management

The capital structure of the Group consists of cash and cash equivalents, debt finance, issued capital, reserves and retained earnings. The efficiency of the Group’s capital structure is kept under regular review by the Board.

The Group continues to target a medium term leverage range of between 1 times and 2 times net debt to EBITDA. This target reflects the Group’s strong cash flow generation, general capital market conditions and the need to retain strategic flexibility for continuing investment opportunities. The Group has significant capacity in respect of its ability to pay dividends with no material restrictions.

The Group has the authority to buy back up to ten per cent of the Company’s issued share capital between the dates of its Annual General Meetings (“AGM”s), subject to the annual approval of its shareholders at the Company’s AGM. Shares bought back may either be cancelled or held in treasury. In 2018 and 2019, 6,993,308 shares have been bought and subsequently cancelled as part of the share buy back program. The Company’s ordinary shares are also acquired on the market periodically by the Paddy Power Betfair plc Employee Benefit Trust (the “EBT”) to meet the EBT’s obligations under share award schemes. These shares are held by the EBT and ownership is transferred to the EBT’s beneficiaries if and when the related share awards vest.

At 31 December 2019 and 31 December 2018, neither the Company nor any of its subsidiaries were subject to externally imposed capital requirements.

29. Fair values

Fair values versus carrying amounts

The following are the fair values and carrying amounts of financial assets and liabilities carried at amortised cost in the statement of financial position:

	31 December 2019		31 December 2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	£m	£m	£m	£m
Assets
Trade receivables	8.5	8.5	5.1	5.1
Other receivables (including finance lease receivables)	11.0	11.0	6.9	6.9
Restricted cash	189.1	189.1	167.2	167.2
Cash and cash equivalents	108.1	108.1	123.7	123.7
Total	316.7	316.7	302.9	302.9

Liabilities
Trade and other payables	(541.9)	(541.9)	(537.2)	(537.2)
Lease liabilities	(170.5)	(170.5)	–	–
Borrowings	(372.8)	(372.8)	(285.4)	(285.4)
Total	(1,085.2)	(1,085.2)	(822.6)	(822.6)

Net	(768.5)	(768.5)	(519.7)	(519.7)

Fair value hierarchy

Financial instruments at 31 December which are carried at fair value are analysed by the valuation method below. The different levels have been defined as follows:

– Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

– Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

– Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Notes to the Consolidated Financial Statements continued

29. Fair values (continued)
Fair value hierarchy (continued)
	31 December 2019
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Investments	–	–	0.1	0.1

Derivative financial liabilities	–	–	(21.1)	(21.1)
Non-derivative financial liabilities	–	–	(18.4)	(18.4)
Total	–	–	(39.5)	(39.5)

	31 December 2018
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Investments	–	–	2.4	2.4

Derivative financial liabilities	–	–	(21.0)	(21.0)
Non-derivative financial liabilities	–	–	(21.8)	(21.8)
Total	–	–	(42.8)	(42.8)

Basis for determining fair values

The following are the significant methods and assumptions used to estimate the fair values of the financial instruments above:

Financial instruments carried at amortised cost

Trade and other receivables (Level 2)

The fair value of trade and other receivables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Financial assets and cash and cash equivalents (Level 2)

The fair values of restricted cash and cash and cash equivalents are based on the nominal value of the relevant cash and bank deposit balances, as all are held at variable interest rates.

Trade and other payables (Level 2)

The fair value of trade and other payables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Lease liabilities (Level 2)

The fair value of lease liabilities is estimated using the present value of future cash flows discounted at the incremental borrowing rate at the lease commencement date.

Borrowings (Level 2)

The fair value of borrowings is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date.

Financial instruments carried at fair value

Investments (Level 3)

The fair value of investments approximates the historic cost.

Derivative financial instruments (Level 3)

Derivative financial instruments comprise sports betting open positions. The fair value of open sports bets at the year-end has been calculated using the latest available prices on relevant sporting events.

Non-derivative financial liabilities (Level 3)

Non-derivative financial liabilities includes contingent consideration. The contingent consideration payable is determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses.

Sensitivity analysis in respect of Level 3 financial instruments carried at fair value

The following sensitivity analysis has been performed for the Level 3 financial liabilities carried at fair value at 31 December 2019 and 2018:

Sports betting open positions

The fair value of sports betting open positions is primarily based on expectations as to the results of sporting and other events on which bets are placed. Changes in those expectations and ultimately the actual results when the events occur, will result in changes in fair value. There are no reasonably probable changes to assumptions and inputs that would lead to material changes in the fair value methodology although final value will be determined by future sporting results.

Contingent consideration

The fair value of contingent consideration is primarily dependent on forecast performance for the acquired businesses against predetermined targets. An increase and decrease of 10% in the expected performance for the acquired businesses during the relevant time periods would increase and decrease the value of contingent consideration at 31 December 2019 by £0.7m and £0.7m respectively (2018: £0.9m and £0.9m).

Investments

There are no reasonably probable changes to assumptions and inputs that would lead to material changes in the fair value methodology.

Movements in the year in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities carried at fair value in the year to 31 December are as follows:

		Contingent
	Sports betting	deferred
	open positions	consideration	Investments	Total
	£m	£m	£m	£m
Balance at 1 January 2018	(10.1)	(33.8)	15.1	(28.8)
Arising on acquisitions (Note 13)	–	(0.1)	–	(0.1)
Recognised in the income statement	1,425.2	7.4	9.2	1,441.8
Settlements	(1,436.1)	6.1	(21.9)	(1,451.9)
Foreign currency translation adjustment	–	(1.4)	–	(1.4)
Balance at 31 December 2018	(21.0)	(21.8)	2.4	(40.4)
Recognised in the income statement	1,666.4	(2.0)	–	1,664.4
Settlements	(1,666.5)	4.8	(2.3)	(1,664.0)
Foreign currency translation adjustment	–	0.6	–	0.6
Balance at 31 December 2019	(21.1)	(18.4)	0.1	(39.4)

30. Commitments and contingencies

(a) Guarantees

The Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group. The Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

The Group has uncommitted working capital overdraft facilities of £19.3m (2018: £10.5m) with Allied Irish Banks p.l.c. These facilities are secured by a Letter of Guarantee from Flutter Entertainment plc.

The Group has bank guarantees: (1) in favour of certain gaming regulatory authorities to guarantee the payment of player funds, player prizes, and certain taxes and fees due by a number of Group companies; and (2) in respect of certain third party rental and other property commitments, merchant facilities and third party letter of credit facilities. The maximum amount of the guarantees at 31 December 2019 was £12.5m (2018: £15.7m). No claims had been made against the guarantees as of 31 December 2019 (2018: £Nil). The guarantees are secured by counter indemnities from Flutter Entertainment plc and certain of its subsidiary companies. The value of cash deposits over which the guaranteeing banks hold security was £2.6m at 31 December 2019 (2018: £0.9m).

The Australian corporate sports bookmaking licences issued to Sportsbet require those companies to hold sufficient cash funds to cover monies owed to customers. At 31 December 2019, the total value of relevant customer balances attributable to the Australia business segment was £40.4m (AUD76.1m) (2018: £45.5m (AUD82.5m)) and the combined cash and cash equivalent balances held by Sportsbet at that date totalled £66.1m (AUD124.4m) (2018: £65.6m (AUD119m)). In addition, the Group holds cash amounts totalling £148.7m (2018: £121.7m) primarily in respect of customer funds that are not held on trust in The Sporting Exchange (Clients) Limited in accordance with local regulations. This includes the requirements of various states in the United States which requires fantasy contest operators to either segregate customer funds or else maintain a reserve in the form of cash and cash equivalents. Customer funds that are not held on trust are matched by liabilities of an equal value.

As mentioned in Note 22, borrowings under the RCF and Term loan are unsecured but are guaranteed by the Company and certain of its operating subsidiaries.

Notes to the Consolidated Financial Statements continued

30. Commitments and contingencies (continued)

(b) Contingent liabilities

The Group operates in an uncertain marketplace where many governments are either introducing or contemplating new regulatory or fiscal arrangements. The Board monitors legal and regulatory developments and their potential impact on the business, however given the lack of a harmonised regulatory environment, the value and timing of any obligations in this regard are subject to a high degree of uncertainty and cannot always be reliably predicted. See Note 14 for further detail in respect of legacy German and Greek tax assessments.

(c) Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred was as follows:

	31 December	31 December
	2019	2018
	£m	£m
Property, plant and equipment	0.4	11.3
Intangible assets	0.7	9.8
Total	1.1	21.1

(d) Leases (See Note 2 and Note 10)

The Group leases various licenced betting and other offices under lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Group was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates. Leases for licenced betting and other offices are entered into as combined leases of land and buildings. Since the title to the land does not pass, the rent paid to the landlord of the building is increased to market rent at regular intervals and the Group does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the offices are with the landlord. As such, the Group had determined that the leases were operating leases in accordance with IAS 17.

For the accounting treatment of such leases under IFRS 16 as opposed to IAS 17, and for the adjustments required at transition date, refer to the applicable accounting policy.

The Group has a small number of properties that are sublet.

Right of use assets
£m
Balance at 1 January 2019	157.2
Business combinations	0.9
Depreciation charge for the year	(36.7)
Additions – IFRS 16 right-of-use asset	30.9
Remeasurement of lease term	19.0
Derecognition of right-of-use assets	(3.8)
Foreign exchange translation	(1.5)
Balance at 31 December 2019	166.0

Derecognition of right of use assets is as a result of entering into a finance sub-lease and exiting early from an existing lease.

Leases as lessee

Amounts recognised in profit or loss:

£m
2019 – Leases under IFRS 16
Depreciation	36.7
Interest on lease liabilities	5.0
Income from sub-leasing right of use assets	(1.2)
Expense relating to short-term lease	0.1

£m
2018 – Leases under IAS 17
Lease expense	39.1
Contingent rent expense	0.1
Sub-lease income	(1.8)

Lease options (See Note 2 and Note 10)

Some property leases particularly in our retail business contain extension and break options to provide operational flexibility. These options are held by the Group and not by the lessors. The Group assesses whether it is reasonably certain to exercise these options at lease commencement date. When assessing these options at the date of transition, the Group was mindful of the regulatory changes in 2019 particularly in the UK and the impact it would have on future shop profitability and whether it could state with reasonable certainty that these options would be exercised. The Group is of the view that other than the underlying trading of the shop, there is no economic incentive to extend a particular lease. For example, the rents are at market rates, there are no significant leasehold improvements and there are no significant costs relating to exiting or relocating.

During 2019, as these regulatory changes have been implemented and the Group has obtained greater knowledge of the potential impact on profitability, it has reassessed the likelihood of lease terms being extended and revised its lease term assumptions.

The Group has estimated that the potential future lease payments should it exercise all options or not exercise any break clauses would result in an increase in the lease asset and liability of £19m.

Leases as lessor

Finance lease

The Group has a small number of properties that are sublet. The following table sets out a maturity analysis of lease receivables showing the undiscounted lease payments to be received after the reporting date. Under IAS 17, the Group did not have any finance leases as a lessor.

31 December
2019
£m
Less than one year	0.8
Between two and five years	2.5
Total undiscounted lease receivable	3.3
Unearned finance income	(0.3)
Net Investment in finance lease	3.0

Operating lease

The Group has a small number of properties that are sublet. Sublease payments of £1.2m (2018: £2.2m) are expected to be received during the year ended 31 December 2020.

31. Related parties

The principal related party transactions requiring disclosure under IAS 24 Related Party Transactions relate to the existence of subsidiaries and transactions with these entities entered into by the Group, transactions with Directors and the identification and compensation of key management personnel.

Subsidiaries

The Consolidated Financial Statements include the financial statements of the Company and its subsidiaries. A listing of the material subsidiaries is provided in Note 32. Transactions to and from subsidiaries have been eliminated in the preparation of the Consolidated Financial Statements.

Transactions with Directors

There were no loans outstanding to any Director at any time during the year. Details of Directors’ remuneration, interests in share awards and share options are set out on page 89. Other related party transactions between the Group and the Directors, all of which were conducted on an arm’s length basis and on normal commercial terms, are set out below.

– Pádraig Ó Ríordáin is a Partner in Arthur Cox and was a director of the Group until 2 March 2018. Up until 2 March 2018, the Group incurred fees of €18,600 relating to legal advice received from Arthur Cox.

Notes to the Consolidated Financial Statements continued

31. Related parties (continued)

Transactions with key management personnel, comprising Executive Directors, Non-Executive Directors and other members of the Group’s Executive Committee

Key management personnel compensation is as follows:

	2019	2018
	£m	£m
Short-term employee benefits	6.5	5.5
Non-Executive Directors fees	1.0	0.9
Post-employment benefits	0.3	0.4
Termination costs	–	0.3
Share-based payments costs	6.4	7.2
Total	14.2	14.3

32. Group entities

The Company had the following subsidiary undertakings carrying on businesses which materially affect the profits and assets of the Group at 31 December 2019:

	Equity interest
	at 31 December	Country of
Name	2019	incorporation	Activity	Registered office
Power Leisure Bookmakers Limited[1]	100%	England and Wales	Bookmaker and provision of support services	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
Betfair Group Limited[1]	100%	England and Wales	Holding company	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
Betfair Limited	100%	England and Wales	Provision of support services	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
TSE Holdings Limited	100%	England and Wales	Holding company	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
Tradefair Spreads Limited[2]	99.8%	England and Wales	Spread betting services	Waterfront, Hammersmith Embankment,
				Chancellors Road, London, W6 9HP
TSE Data Processing Limited	100%	Ireland	Provision of support services	Belfield Office Park, Beech Hill Road,
				Clonskeagh, Dublin 4, D04V972
PPB Financing Unlimited Company[1]	100%	Ireland	Group Financing	Belfield Office Park, Beech Hill Road,
				Clonskeagh, Dublin 4, D04V972
PPB Treasury Unlimited Company	100%	Ireland	Treasury	Belfield Office Park, Beech Hill Road,
				Clonskeagh, Dublin 4, D04V972
D McGranaghan Limited	100%	Northern Ireland	Bookmaker	Victoria House, Gloucester Street,
				Belfast, BT1 4LS
CT Networks Limited	100%	Isle of Man	Games developer	Merchants House, 24 North Quay, Douglas,
				Isle of Man, IM1 4LE
PPB GE Limited	100%	Ireland	Online gaming	Belfield Office Park, Beech Hill Road,
				Clonskeagh, Dublin 4, D04V972
Paddy Power Holdings Limited[1]	100%	Isle of Man	Holding company	Merchants House, 24 North Quay, Douglas,
				Isle of Man, IM1 4LE
Sportsbet Pty Limited	100%	Australia	Online sports betting	Level 17, 367 Collins Street, Melbourne,
				Victoria 3000
Paddy Power Australia Pty Limited	100%	Australia	Holding company	Level 17, 367 Collins Street, Melbourne,
				Victoria 3000
TSED Unipessoal LDA	100%	Portugal	R&D activities	Avenida de Camilo 72, 4300-095 Porto
Betfair Casino Limited	100%	Malta	Online gaming	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
PPB Entertainment Limited	100%	Malta	Online gaming	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
PPB Counterparty Services Limited	100%	Malta	Online sports betting	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851

	Equity interest
	at 31 December	Country of
Name	2019	incorporation	Activity	Registered office
Betfair International plc	100%	Malta	Online sports betting and	Triq il-Kappillan Mifsud, Santa Venera,
			gaming	SVR1851
Betfair Holding (Malta) Limited	100%	Malta	Holding company	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
Polco Limited	100%	Malta	Online sports betting	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
TSE Malta LP	100%	Gibraltar	Online sports betting	57/63 Line Wall Road, Gibraltar
PPB Games Limited	100%	Malta	Online Gaming	Triq il-Kappillan Mifsud, Santa Venera,
				SVR1851
Betfair Romania Development S.R.L.	100%	Romania	R&D activities	Cladirea The Office, B-dul 21 Decembrie 1989,
				Nr.77, Corp A, Etaj 4, Cluj-Napoca, 400604
Atlas Holdings LLC	100%	Georgia	Holding company	10a Chovelidze Str., Mtatsminda District,
				Tbilisi
Atlas LLC	51%	Georgia	Holding company	10a Chovelidze Str., Mtatsminda District,
				Tbilisi
Aviator LLC	51%	Georgia	Online Gaming	6 El. Akhvlediani Ascent, Chugureti
				District,Tblisi,
FanDuel Group, Inc.	57.81%	USA	Holding company	251 Little Falls Drive, Wilmington,
				Delaware, 19808
FanDuel Limited	57.81%	Scotland	Fantasy sports betting, R&D	Shepherd and Wedderburn LLP, 1 Exchange
			activities and support services	Crescent, Conference Square, Edinburgh,
				EH3 8UL
FanDuel Inc	57.81%	USA	Fantasy sports betting	Corporation Trust Center, 1209 Orange
				Street, Wilmington, Delaware 19801
Betfair Interactive US LLC	57.81%	USA	Sports betting and	251 Little Falls Drive, Wilmington,
			Online gaming	Delaware, 19808
ODS Technologies LP	57.81%	USA	Horse racing broadcaster	251 Little Falls Drive, Wilmington,
			and betting network	Delaware, 19808
HRTV LLC	57.81%	USA	Horse racing broadcaster	251 Little Falls Drive, Wilmington,
			and betting network	Delaware, 19808
Betfair US LLC	57.81%	USA	Online sports betting	251 Little Falls Drive, Wilmington,
				Delaware, 19808

1.       These companies are held directly by Flutter Entertainment plc.

2.       Non-controlling interest of 0.2% exists in relation to Tradefair Spreads Limited. The value of the non-controlling interest was less than £0.1m at 31 December 2019.

All subsidiary undertakings have been included in the Group consolidated financial statements.

In addition to the above subsidiary undertakings, the Group utilises an employee trust, The Paddy Power Betfair plc Employee Benefit Trust, with a registered address at 12 Castle Street, St Helier, Jersey, JE2 3RT, and which holds shares under the share award schemes.

33. Events after the reporting date

Dividend

In respect of the current year, the Directors propose that a final dividend of 133.0 pence per share will be paid to shareholders on 22 May 2020. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the register of members on 14 April 2020.

The total estimated dividend to be paid amounts to £104m.

Proposed combination with The Stars Group Inc

As announced on 2 October 2019, the Group and The Stars Group Inc (“TSG”) reached agreement on the terms of a recommended all-share combination to be implemented through an acquisition of TSG by Flutter pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Combination”).

Notes to the Consolidated Financial Statements continued

33. Events after the reporting date (continued)

Proposed combination with The Stars Group Inc (continued)

Under the terms of the Combination, which is subject to the approval of Flutter and TSG shareholders and various regulatory approvals, TSG shareholders will be entitled to receive: 0.2253 new Flutter ordinary shares in exchange for each TSG common share held by them. Immediately following completion of the Combination, Flutter shareholders would own approximately 54.64 per cent and TSG shareholders would own approximately 45.36 per cent of the share capital of Flutter (based on the fully diluted share capital of Flutter and the fully diluted share capital of TSG excluding any out of the money options, in each case, as at the date of the announcement of the Combination). Subject to receipt of the required regulatory and shareholder approvals, the Combination is expected to complete in Q2 or Q3 2020.

The Combination will bring together two complementary businesses (the “Combined Group”) to create a global leader in sports betting and gaming. The Combined Group will have a diverse portfolio of leading brands and complementary best-in-class products with a broad geographic reach. Flutter and TSG will each bring to the Combined Group a proven track record in using product and brand leadership to create low-cost customer acquisition channels, while optimising value through product cross-sell. The Combined Group will benefit from both an enhanced global platform and improved reach within local markets. On a pro forma basis, the Combined Group’s annual revenue would have been £3.8bn in 2018, making it the largest online betting and gaming operator globally.

The arrangement agreement entered into between the Group and TSG in order to implement the Combination includes certain circumstances in which the Group or TSG may terminate the arrangement agreement, including circumstances in which a termination payment of approximately £60 million will be payable by either party.

Company Statement of Financial Position

AS AT 31 DECEMBER 2019

		31 December	31 December
		2019	2018[1]
	Note	£m	£m
Assets
Property, plant and equipment	5	76.0	37.9
Intangible assets	6	0.5	0.6
Goodwill	7	18.0	18.0
Financial assets	8	5,029.6	5,023.8
Other receivables	9	12.8	333.4
Deferred tax assets	11	0.2	0.1
Total non-current assets		5,137.1	5,413.8

Current assets
Trade and other receivables	9	224.4	286.9
Cash and cash equivalents	10	5.7	12.7
Total current assets		230.1	299.6

Total assets		5,367.2	5,713.4

Equity
Issued share capital and share premium		428.3	424.8
Treasury shares		(4.2)	(4.2)
Shares held by employee benefit trust		(6.1)	(8.6)
Other reserves		176.9	186.0
Retained earnings		3,669.9	3,735.5
Shareholders’ funds – all equity interests		4,264.8	4,333.5

Liabilities
Trade and other payables	14	969.0	1,087.8
Derivative financial liabilities	14	4.6	8.0
Lease liabilities	15	8.1	–
Borrowings	15	0.4	0.4
Total current liabilities		982.1	1,096.2

Derivative financial liabilities	14	–	0.7
Lease liabilities	15	29.6	–
Borrowings	15	90.7	283.0
Total non-current liabilities		120.3	283.7

Total liabilities		1,102.4	1,379.9

Total equity and liabilities		5,367.2	5,713.4

1	The Company has initially applied IFRS 16 at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 1 for further details.

Notes 1 to 21 on pages 166 to 182 form an integral part of these financial statements.

On behalf of the Board of Directors

Peter Jackson	Jonathan Hill
Chief Executive Officer	Chief Financial Officer
26 February 2020

Company Statement of Changes in Equity

YEAR ENDED 31 DECEMBER 2019

	Attributable to equity holders of the Company (see Note 12)
		Issued
	Number of	share		Foreign		Shares	Share-
	ordinary	capital	Undeno-	exchange		held by	based
	shares in	and share	minated	translation	Treasury	employee	payment	Retained	Total
	issue	premium	capital	reserve	shares	benefit trust	reserve	earnings	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m
Balance at
1 January 2019	81.4	424.8	2.3	130.0	(4.2)	(8.6)	53.7	3,735.5	4,333.5

Profit for the year	–	–	–	–	–	–	–	74.7	74.7

Shares issued (Note 12)	0.3	3.6	–	–	–	–	–	–	3.6
Own shares acquired by the Group	(1.4)	(0.1)	0.1	–	–	–	–	–	–
Equity-settled transactions – expense recorded in
income statement	–	–	–	–	–	–	9.5	–	9.5
Deferred tax	–	–	–	–	–	–	–	(0.3)	(0.3)
Equity-settled transactions – vestings	–	–	–	–	–	2.5	(2.3)	(0.2)	–
Transfer to retained earnings on exercise of share options (Note 12)	–	–	–	–	–	–	(16.4)	16.4	–
Dividends to shareholders (Note 13)	–	–	–	–	–	–	–	(156.2)	(156.2)
Total contributions by and distributions to owners of the Company	(1.1)	3.5	0.1	–	–	2.5	(9.2)	(140.3)	(143.4)
Balance at
31 December 2019	80.3	428.3	2.4	130.0	(4.2)	(6.1)	44.5	3,669.9	4,264.8

Company Statement of Changes in Equity

YEAR ENDED 31 DECEMBER 2018

	Attributable to equity holders of the Company (see Note 12)
		Issued
	Number of	share		Foreign		Shares	Share-
	ordinary	capital	Undeno-	exchange		held by	based
	shares in	and share	minated	translation	Treasury	employee	payment	Retained	Total
	issue	premium	capital	reserve	shares	benefit trust	reserve	earnings	equity
	millions	£m	£m	£m	£m	£m	£m	£m	£m
Balance at
1 January 2018	86.5	423.0	1.8	130.0	(4.2)	(15.6)	46.4	4,366.2	4,947.6

Profit for the year	–	–	–	–	–	–	–	34.2	34.2

Shares issued (Note 12)	0.5	2.3	–	–	–	–	–	–	2.3
Own shares acquired by the Group	(5.6)	(0.5)	0.5	–	–	–	–	(501.8)	(501.8)
Equity-settled transactions – expense recorded in income statement	–	–	–	–	–	–	19.6	–	19.6
Equity-settled transactions – vestings	–	–	–	–	–	7.0	(6.7)	0.3	0.6
Transfer to retained earnings on exercise of share options (Note 12)	–	–	–	–	–	–	(5.6)	5.6	–
Dividends to shareholders (Note 13)	–	–	–	–	–	–	–	(169.0)	(169.0)
Total contributions by and distributions to owners of the Company	(5.1)	1.8	0.5	–	–	7.0	7.3	(664.9)	(648.3)
Balance at
31 December 2018	81.4	424.8	2.3	130.0	(4.2)	(8.6)	53.7	3,735.5	4,333.5

Notes 1 to 21 on pages 166 to 182 form an integral part of these financial statements.

Notes to the Company Financial Statements

1. Basis of preparation and summary of significant accounting policies

The financial statements as reported have been rounded to the nearest million. These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”). There have been no material departures from the Standards. The functional and presentation currency of these financial statements is GBP. All amounts in the financial statements have been rounded to the nearest million. In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements of International Financial Reporting Standards as adopted by the EU (“Adopted IFRSs”), but makes amendments where necessary in order to comply with the Companies Act 2014 and has set out below where advantage of the FRS 101 disclosure exemptions has been taken. In these financial statements, the company has adopted FRS 101 for the first time. In the transition to FRS 101 from Adopted IFRS, the Company has made no measurement and recognition adjustments.

The Company is the ultimate parent company of the Flutter Group which includes the Company in its consolidated financial statements. In these financial statements, the company has applied the exemptions available under FRS 101 in respect of the following disclosures.

–	Cash Flow Statement and related notes;

–	Comparative period reconciliations for tangible fixed assets and intangible assets;

–	Disclosures in respect of transactions with wholly owned subsidiaries;

–	Disclosures in respect of capital management;

–	The effects of new but not yet effective IFRSs;

–	Disclosures in respect of the compensation of Key Management Personnel; and

–	Disclosures of transactions with a management entity that provides Key Management Personnel services to the company.

–	Certain disclosures regarding revenue.

As the consolidated financial statements of the Flutter Group include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following disclosures

–	IFRS 2 Share Based Payments in respect of group settled share based payments;

–	Certain disclosures required by IAS 36 Impairment of assets in respect of the impairment of goodwill and indefinite life intangible assets;

–	Certain disclosures required by IFRS 3 Business Combinations in respect of business combinations undertaken by the Company

–	Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosures.

As permitted by section 304 of the Companies Act 2014, no separate profit and loss account is presented in respect of the Company. The Company recorded a profit for the year of £74.7m (2018: £34.2m). This includes £75.0m (2018: Nil) of dividends receivable from subsidiary companies.

Recent accounting pronouncements

The IASB have issued the following standards, policies, interpretations and amendments which were effective for the Company for the first time in the year ended 31 December 2019:

–	IFRS 16 Leases

–	IFRIC 23 Uncertainty over Income Tax Treatments

–	Amendments to IFRS 9 Prepayment Features with Negative Compensation

–	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

–	Annual improvements to IFRS Standards 2015-2018 Cycle

–	Amendments to IAS 19: Plan amendment, Curtailment or Settlement

The adoption of the above new standards and interpretations with the exception of IFRS 16 did not have a significant impact on the Company’s financial statements.

The Company has adopted IFRS 16 Leases from 1 January 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees. As a result, the Company as a lessee has recognised right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligations to make lease payments.

The Company has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial recognition is recognised in retained earnings at 1 January 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e. it is presented as reported under IAS 17 and related interpretations. The details of the changes in accounting policies are discussed below.

As a lessee

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership of the underlying asset. Under IFRS 16, the Company recognises right of use assets and lease liabilities for most leases – i.e. these leases are recorded on the statement of financial position.

However the Company has elected not to recognise the right-of-use assets and lease liabilities for a small amount of leases of low value assets (e.g office equipment). The Company recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. The right of use asset is initially measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs. It is subsequently measured at cost less accumulated depreciation and impairment in accordance with the Company’s accounting policies. It is depreciated over the shorter of the lease term and the useful life of the right-of-use asset, unless there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term. If there is a transfer of ownership or purchase option which is reasonably certain to be exercised at the end of the lease term, the lessee depreciates the right-of-use asset over the useful life of the underlying asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. To determine the incremental borrowing rate, the Company, where possible, used recent third-party borrowings as a benchmark to determine the borrowing rate that would be attached to a secured borrowing having similar amount, economic environment and duration as the individual lease.

Lease liabilities include the net present value of the following lease payments:

–	fixed payments (including in-substance fixed payments), less any lease incentives receivable

–	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

–	amounts expected to be payable by the Company under residual value guarantees

–	the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and

–	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by the lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lease that includes renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right of use assets recognised.

Transition

Until 31 December 2018, leases of property, plant and equipment where the Company, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the asset’s useful life, or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease, unless another systematic basis was more appropriate. The Company leases various licenced betting and other offices under operating lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Company was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments discounted at the Company’s incremental borrowing rate at 1 January 2019. Right of use assets are measured at either:

–	their carrying amounts as if IFRS 16 had been applied since the commencement date, discounted using the leases incremental borrowing rate at the date of initial application.

–	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

–	Applied the exemption not to recognise right of use assets and liabilities for leases with less than 12 months of lease term and leases for which the underlying asset is of low value

–	Relied on previous assessments on whether leases are onerous as an alternative to performing an impairment review

–	Applied portfolio level accounting for leases with similar characteristics

–	Excluded initial direct costs from measuring the right of use asset at the date of initial application

–	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease

As a lessor

The Company has a small number of properties that are sublet. The accounting policies applicable to the Company as a lessor are not different from those under IAS 17.

At inception, the Company determines whether each lease is a finance lease or an operating lease, by reference to the transfer of all risks and rewards in connection to ownership of the underlying asset. In this case, the Company applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease.

Notes to the Company Financial Statements continued

1. Basis of preparation and summary of significant accounting policies (continued)

As a lessor (continued)

When the Company is an intermediate lessor the sub leases are classified with reference to the right of use asset arising from the head lease, not with reference to the underlying asset.

Under operating leases, the Company recognises the income generated by the lease on an accruals basis over the life of the contract.

Impact on financial statements

Impact on transition

On transition to IFRS 16, the Company recognised additional right of use assets and additional lease liabilities. The impact on transition is summarised below.

1 January
2019
£m
Right of use assets	44.2
Provisions	0.3
Lease liabilities	(44.3)
Trade and other receivables including prepayments	(0.2)

As the Company measured the right of use assets at an amount equal to the lease liabilities, no adjustment to retained earnings was required.

When measuring leases liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted average rate applied is 2%.

1 January
2019
£m
Operating lease commitments at 31 December 2018 as disclosed in the Company’s financial statements	50.1
Discounted using the incremental borrowing rate at 1 January 2019	(5.8)
Lease liabilities recognised at 1 January 2019	44.3

Impacts for the period

As a result of initially applying IFRS 16 in relation to the leases that were previously classified as operating leases, the Company recognised £39.7m of right of use assets and £37.7m of lease liabilities as at 31 December 2019.

Also in relation to those leases under IFRS 16, the Company has recognised depreciation and interest costs instead of operating lease expense. During the year ended 31 December 2019, the Company recognised £8.0m of depreciation charges and £1.1m of interest costs from these leases.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In the course of preparing the financial statements, no judgements have been made in the process of applying the Company’s accounting policies, other than those involving estimation (as described below), that have a significant effect on the amounts recognised in the financial statements.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment to the carrying amount of assets and liabilities within the next financial year is set out below.

Valuation of legacy gaming tax assessments

Taxation within the group includes both Income Taxes and Gaming Taxes. Judgement and estimation is required to interpret international tax laws and the way these taxes interact within each jurisdiction, to identify and value any provisions arising in relation to gaming and income taxes as applicable.

As outlined in Note 9, the Company was issued with a Greek tax assessment for financial years 2012, 2013 and 2014, relating to paddypower.com’s Greek interim licence. This assessment concluded that the Company is liable to pay €15.0m in taxes including penalties and interest. This is substantially higher (by multiples) than the total cumulative revenues ever generated by paddypower.com in Greece. There is potential that the periods after 2014 could also be subject to further challenge by the Greek tax authorities.

The Company strongly disputes the basis of this assessment, and in line with the legal and tax advice we have received, is confident in our grounds to successfully appeal them. The appeals process has commenced. Accordingly, we do not consider that this amount represents a liability for the Company and no provision has been made for amounts assessed or potential further assessments. This involves a series of judgements about future events and ultimately the court judgements and therefore the directors may need to re-assess the accounting treatment as matters develop further. Pending the outcome of this appeal, we paid the total Greek tax assessment (including the penalties and interest). The amount paid has been recorded as a non-current receivable on the balance sheet.

Revenue

The services provided by the Company comprise sports betting and business-to-business services as well as services provided to other group companies. Revenue is stated exclusive of value-added tax. The costs of customer promotions (including free bets) and bonuses are deducted from revenue.

The Company’s activities, with the exception of business-to-business services and services to other group companies on which fees are earned, are classified as derivative financial instruments.

Revenue from betting activities represents the net gain or loss from betting activities in the period plus the gain or loss on the revaluation of open positions at period end, and is stated net of the cost of customer promotions and bonuses incurred in the period.

These derivatives are recognised initially at fair value and subsequently at fair value through profit or loss, within the income line as this represents the Company’s principal activity. Commission and other fee income earned is also recorded within revenue.

Revenue from business-to-business services and services to other group companies represents fees charged for the services provided in the period.

Financial assets

Interests in subsidiary undertakings are stated in the Company statement of financial position as financial assets, at cost less, where necessary, provisions for impairment.

Included within financial assets are capital contributions representing share-based payment awards made to employees of certain of the Company’s subsidiaries.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the sites on which they are located. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within the income statement. Depreciation is calculated to write off the cost less estimated residual value of property, plant and equipment on a straight line basis over their useful lives, as follows:

Land	Not depreciated
Buildings: Freehold	50 years
Buildings: Leasehold improvements	Unexpired term of the lease, except for leases with an initial term of ten or less years, which are depreciated over the unexpired term of the lease plus the renewal length of the lease if there is an unconditional right of renewal
Fixtures and fittings	3 – 7 years
Computer equipment	3 – 5 years
Right-of-use Asset	Over the lease term as defined under IFRS 16

Assets in the process of construction are stated at cost less impairment losses. Depreciation of these assets begins when the assets are ready for their intended use.

The residual value of property, plant and equipment, if significant, is reassessed annually.

Intangible assets

Intangible assets, principally comprising licences and computer software, are capitalised at cost and amortised over their estimated useful economic lives on a straight line basis.

Licences comprise the costs of acquiring retail bookmaking licences, the rents incurred in respect of the period prior to each shop opening for business (as the existence of a premises is a pre-requisite for obtaining such licences) and licences for electronic point of sale (“EPOS”) system software.

Computer software includes the costs incurred in acquiring and bringing specific software programs into use. Maintenance costs relating to computer software programs are expensed to the income statement when incurred.

The estimated useful economic lives of intangible assets, according to which amortisation is calculated, are as follows:

Licences	2 – 20 years
Computer software	2 – 5 years

Goodwill

Acquisitions of businesses are accounted for using the acquisition method. The value of acquisition is measured at the date of purchase and represents the aggregate of the fair values of assets given, liabilities incurred or assumed and any equity instruments issued by the Group in exchange for control of the acquiree and fair value of previously held equity interests. The identifiable assets and liabilities of the acquiree are recognised at their fair values at the date of acquisition.

Goodwill recognised under Irish Generally Accepted Accounting Practice (“GAAP”) prior to the date of transition to IFRS is stated at net book value as at the transition date. Goodwill recognised subsequent to 1 January 2014, representing the excess of purchase consideration over the fair value of net identifiable assets acquired defined in accordance with IFRS, is capitalised. Goodwill is initially recognised as an asset at cost and is thereafter measured at cost less any accumulated impairment losses. Goodwill is not amortised but is tested for impairment annually. Any impairment in the value of goodwill is dealt with in the income statement in the period in which it arises. Goodwill is recognised only when control of the acquiree is initially achieved. Following the acquisition of control, no goodwill is recognised on subsequent purchases of equity interests in the acquiree and instead the difference between the cost of such acquisitions and the fair values of the relevant net assets acquired is dealt with through retained earnings.

Costs relating to the acquisition of businesses that occurred since 1 January 2014 are expensed to the income statement when incurred. Costs relating to the acquisition of non-controlling interests are recognised directly in retained earnings.

Amounts payable in respect of deferred contingent consideration are recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognised in the income statement.

Notes to the Company Financial Statements continued

1. Basis of preparation and summary of significant accounting policies (continued)
Impairment

Financial assets (including receivables)

The Company recognises loss allowances for expected credit losses (‘ECLs’) on financial assets measured at amortised cost. The Company measures loss allowances at an amount equal to lifetime ECLs, except for bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition which are measured at 12 month ECLs.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward looking information. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or the financial asset is significantly past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Measurement of ECLs

ECLs are a probability weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘credit impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit impaired includes the following observable data:

– significant financial difficulty of the third party;

– a breach of contract such as a default;

– the restructuring of a balance by the Company on terms that the Company would not consider otherwise;

– it is probable that the third party will enter bankruptcy or other financial reorganisation.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company individually makes an assessment with respect to the timing and amount of write off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives (such as certain licences and brands) or that are not yet available for use, the recoverable amount is estimated each year at the same time. The recoverable amount of an asset or cash generating unit is the greater of its value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating unit”, or “CGU”). Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in the profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro-rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other non-derivative financial instruments

Other non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Company’s contractual right to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that the Company commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Company’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents for the purpose of the statement of cash flows comprise cash and call deposits with an original maturity of three months or less.

Subsequent to initial recognition, cash and cash equivalents, deposits and trade and other payables are measured at amortised cost.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for expected credit losses.

Derivative financial instruments

The Company holds certain derivative financial instruments which are initially recognised at fair value.

Sports betting open positions

Amounts received from customers on sportsbook events that have not occurred by the year end are derivative financial instruments and have been designated by the Company on initial recognition as financial liabilities at fair value through profit or loss.

Borrowings

Borrowings are recorded at the fair value of the proceeds received, net of any directly attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost using the effective interest method.

Employee benefits

Pensions

The Company operates a number of defined contribution schemes under which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions are recognised as an expense in the income statement as the service is received. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Share-based payments

The Company operates equity-settled long term and medium term incentive plans for selected senior executives and other key management under which they are conditionally awarded shares or options over company shares which vest upon the achievement of predetermined targets and/or future service periods. The fair value is measured at the award or option grant date and is spread over the period during which the employees become unconditionally entitled to the shares or options with a corresponding increase in the share-based payment reserve in equity. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant or in the case of shares with a non-market condition measured using either a binomial or Monte Carlo valuation model.

The Company operates an equity-settled share save scheme (“SAYE”) for employees under which employees acquire options over Company shares at a discounted price subject to the completion of a savings contract. The fair value of share options granted is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

The Company also operates equity-settled schemes for employees under which employees may acquire options over Company shares. The fair value is recognised as an employee benefit cost with a corresponding increase in the share-based payment reserve in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions, other than non-market performance conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of awards that vest.

Income Tax

Income Tax in the income statement comprises current and deferred tax. Income Tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous year.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to apply to temporary differences when they reverse, based on laws that have been enacted or substantively enacted at the reporting date.

Notes to the Company Financial Statements continued

1. Basis of preparation and summary of significant accounting policies (continued)

Income Tax (continued)

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.

Foreign currency transactions

Transactions in foreign currencies are translated at the relevant foreign exchange rate ruling at the date of the transaction. Non-monetary assets that are carried at historical cost are not subsequently retranslated. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into GBP at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. Transaction costs relating to the purchase by the Company of its own shares are recognised directly in retained earnings. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and any resulting surplus on the transaction is recognised in share premium.

Where the Company purchases its own shares and subsequently cancels those shares, the cost of the shares cancelled is written off directly to retained earnings. The nominal value of the shares cancelled is transferred from share capital to the undenominated capital.

Dividends

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders, or, in the case of the interim dividend, when it has been approved by the Board of Directors and paid. Dividends declared after the reporting date are disclosed in Note 33 to the consolidated financial statements.

2. Employee expenses and numbers

	2019	2018
	£m	£m
Wages and salaries	33.7	34.5
Social security costs	3.8	3.6
Defined contribution pension and life assurance costs	0.3	0.4
Share-based payments expense (see below)	2.3	2.0
Other staff costs	1.3	1.3
	41.4	41.8
The average number of persons employed by the Company (including Executive Directors), all of whom were involved in the provision of betting services, during the year was	1,409	1,411

Details of the remuneration of Directors are set out in the Directors’ Remuneration Report on pages 70 to 90.

Summary of share-based payments expense

The share-based payments expense in the profit and loss account in respect of the Company’s share schemes is comprised as follows:

	2019	2018
	£m	£m
The Paddy Power plc Sharesave Scheme	–	0.1
The Flutter Entertainment plc Long Term Incentive Plan (“LTIP”) and Restricted Share Plan	1.8	1.3
The Flutter Entertainment plc Sharesave Scheme	0.5	0.6
	2.3	2.0

3. Financial income and expense

	2019	2018
	£m	£m
Recognised in profit or loss:
Financial expense:
On financial liabilities at amortised cost
Lease interest	1.1	–
Interest on borrowings, bank guarantees and bank facilities, and other interest payable	5.8	3.7
Total	6.9	3.7

4. Statutory information

	2019	2018
	£m	£m
Auditor’s remuneration	0.8	0.5
Depreciation of property, plant and equipment	16.4	7.7
Amortisation of intangible assets	0.3	0.3
Foreign currency exchange loss – monetary items	12.8	8.8
Operating lease rentals, principally premises	–	9.1
Operating lease income (representing sub lease income)	(0.1)	(0.2)

The Auditor’s remuneration of £0.8m (2018: £0.5m) relates to the audit of Group and subsidiary financial statements and other non-audit services. It comprises £0.1m (2018: £0.1m) for the audit of the Company. Further details on Auditor’s remuneration is disclosed in Note 7 to the consolidated financial statements.

Auditor remuneration to Company External Auditor (KPMG Ireland)

In accordance with the requirements of Regulation 120 of Statutory Instrument 220/2010, ‘European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations 2010’, the Auditor’s remuneration figures presented below represent fees paid to KPMG Ireland only and are exclusive of value-added tax. Audit relates to the audit of the Company financial statements only. Audit fees borne by the Company in relation to the audit by KPMG Ireland of the Group and subsidiary companies are classified as other assurance services.

	2019	2018
	£m	£m
Audit	0.1	0.1
Other assurance services	0.4	0.4
Other non-audit services	0.3	–
Total	0.8	0.5

Other assurance services includes £0.4m (2018: £0.4m) in respect of fees incurred by the Company for the audit of the Group financial statements, £0.1m (2018: £0.1m) in respect of fees relating to the audit of subsidiary companies which have been borne by the Company, and £0.3m (2018: £nil) in respect of other non-audit services.

Notes to the Company Financial Statements continued

5. Property, plant and equipment

	Land,
	buildings and	Fixtures
	leasehold	and	Computer
	improvements	fittings	equipment	Total
	£m	£m	£m	£m
Cost
Adjusted balance at 1 January 2019	38.7	79.0	15.4	133.1
Recognition of right-of-use asset on initial application of IFRS 16	44.2	–	–	44.2
Adjusted balance at 1 January 2019	82.9	79.0	15.4	177.3
Additions	–	6.8	–	6.8
Remeasurement of lease term	3.5	–	–	3.5
Balance at 31 December 2019	86.4	85.8	15.4	187.6

Depreciation
Balance at 31 December 2018	24.4	61.0	9.8	95.2
Depreciation charges	9.4	5.4	1.6	16.4
Balance at 31 December 2019	33.8	66.4	11.4	111.6

Net book value
At 31 December 2018	14.3	18.0	5.6	37.9
At 31 December 2019	52.6	19.4	4.0	76.0

The net book value of land, buildings and leasehold improvements at 31 December 2019 includes £9.2m (2018: £10.8m) in respect of leasehold improvements.

The Directors do not consider the remaining useful lives of property, plant and equipment to be materially different from the period over which the assets are being depreciated.

6. Intangible assets

The movements during the prior year and current year in respect of intangible assets, which comprise licences and computer software, were as follows:

		Computer
	Licences	software	Total
	£m	£m	£m
Cost
Balance at 1 January 2019	1.4	4.5	5.9
Additions	–	0.2	0.2
Balance at 31 December 2019	1.4	4.7	6.1

Amortisation
Balance at 1 January 2019	1.4	3.9	5.3
Amortisation charges	–	0.3	0.3
Balance at 31 December 2019	1.4	4.2	5.6

Net book value
At 31 December 2018	–	0.6	0.6
At 31 December 2019	–	0.5	0.5

7. Goodwill

£m
Balance at 31 December 2018 and 31 December 2019	18.0

The goodwill balance as at 31 December 2019 arose from the assets acquired as part of the amalgamation of three bookmaking businesses to form Paddy Power plc in 1988 and subsequent acquisitions of licenced book making shops in Ireland. The goodwill balance as at 31 December 2019 is attributable to the Irish Retail cash generating unit, being the lowest level of asset for which there are separately identifiable cash flows (see Note 12 to the consolidated financial statements).

The accumulated amortisation balance at 31 December 2019 is £4.1m (2018: £4.1m). Under IFRS, goodwill is not amortised but is instead tested for impairment annually. The most recent test for impairment was performed at 31 December 2019 and is detailed in Note 12 to the consolidated financial statements.

8. Financial assets

	Unlisted
	investments in
	subsidiary	Capital
	companies	contributions	Total
	£m	£m	£m
Balance at 1 January 2018	4,889.5	119.9	5,009.4
Share-based payments	–	14.4	14.4
Balance at 31 December 2018	4,889.5	134.3	5,023.8
Share-based payments	–	5.8	5.8
Balance at 31 December 2019	4,889.5	140.1	5,029.6

In the opinion of the Directors, the value to the Company of the unlisted investments in and capital contributions to subsidiary companies at 31 December 2019 is not less than the carrying amount of £5,029.6m (2018: £5,023.8m). The Company’s principal subsidiaries are listed in Note 32 to the consolidated financial statements.

Capital contributions represent amounts included in the Company’s share-based payment reserve relating to share-based payment awards made to employees of certain of the Company’s subsidiary undertakings.

9. Trade and other receivables

Non-current assets

	31 December	31 December
	2019	2018
Trade and other receivables	£m	£m
Amounts owed by fellow Group companies	–	333.4
Amounts paid in respect of legacy Greek tax assessments (Note A)	12.8	–
Total	12.8	333.4

Current assets

	31 December	31 December
	2019	2018
	£m	£m
Trade and other receivables
Prepayments	4.4	4.4
Amounts owed by fellow Group companies	217.2	280.7
Corporation tax receivable	2.8	1.8
Total	224.4	286.9

Amounts owed by fellow Group companies are unsecured, interest free and repayable on demand.

Notes to the Company Financial Statements continued

9. Trade and other receivables (continued)

Note A

The Company was issued with a Greek tax assessment for financial years 2012, 2013 and 2014, relating to paddypower.com’s Greek interim licence. This assessment concluded that the Company is liable to pay €15.0m in taxes including penalties and interest. This is substantially higher (by multiples) than the total cumulative revenues ever generated by paddypower.com in Greece.

The Company strongly disputes the basis of this assessment, and in line with the legal and tax advice we have received, is confident in our grounds to successfully appeal them. Accordingly, we do not consider that these amounts represent liabilities for the Company and no provision has been made for amounts assessed or potential further assessments. Pending the outcome of this appeal, we paid the total Greek assessment (including penalties and interest) in 2019.

10. Cash and cash equivalents

There was no cash on deposit at 31 December 2019 and 31 December 2018.

Cash and cash equivalents are analysed by currency as follows:

	31 December	31 December
	2019	2018
	£m	£m
GBP	0.1	1.1
EUR	5.6	11.3
AUD	–	0.1
USD	–	0.1
Other	–	0.1
Total	5.7	12.7

11. Deferred tax assets

Deferred tax is attributable to the following:

	31 December	31 December
	2019	2018
	£m	£m
Property, plant and equipment	0.2	0.1
Net asset	0.2	0.1

Movement in temporary differences during the year
	2019	2018
	£m	£m
Balance at 1 January	0.1	0.1
Recognised in income	0.4	–
Recognised in OCI	(0.3)	–
Balance at 31 December	0.2	0.1

All the above deferred tax balances are in respect of Irish corporation tax.

12. Share capital and reserves

The total authorised share capital of the Company comprises 150,000,000 ordinary shares of €0.09 each (2018: 150,000,000 ordinary shares of €0.09 each). All issued share capital is fully paid. The holders of ordinary shares are entitled to vote at general meetings of the Company on a one vote per share held basis. Ordinary shareholders are also entitled to receive dividends as may be declared by the Company from time to time.

The movement in the number of issued ordinary shares during the year was as follows:

During the year ended 31 December 2019, 279,096 ordinary shares (2018: 474,236) were issued as a result of the exercise of share options under employee share schemes, giving rise to a share premium of £3.6m (2018: £2.3m).

The £500m share buyback programme, which commenced on 29 May 2018 completed in February 2019. Under this programme, the Company repurchased for cancellation 6,993,308 ordinary shares for a total consideration of approximately £500m. This consisted of a £200m share buyback programme announced on 29 May 2018 which was completed in August 2018 and in August 2018, the Group commenced a second buyback programme of £300m which was ongoing at 31 December 2018. Overall in 2018 cash payments of £413.7m had been made in respect of the repurchases and a further £1.3m for other transaction related costs were made. Between 31 December 2018 and 6 February 2019 further payments of £86.4m in respect of share purchases and £0.4m for other transaction related costs were made. The nominal value of the shares cancelled during the year ending 31 December 2019 was £0.1m.

A total of 225,000 ordinary shares were held in treasury as of 31 December 2019 (31 December 2018: 225,000). All rights (including voting rights and the right to receive dividends) in the shares held in treasury are suspended until such time as the shares are reissued. The Company’s distributable reserves are restricted by the value of the treasury shares, which amounted to £4.2m as of 31 December 2019 (31 December 2018: £4.2m).

At 31 December 2019, the Paddy Power Betfair plc Employee Benefit Trust (“EBT”) held 70,397 (2018: 99,741) of the Company’s own shares, which were acquired at a total cost of £6.1m (2018: £8.6m), in respect of potential future awards relating to the Group’s employee share plans (see Note 18 of the Consolidated Financial Statements). The Company’s distributable reserves at 31 December 2019 are restricted by this cost amount. In 2019, 29,344 shares with an original cost of £2.5m (2018: 101,232 shares with an original cost of £7.0m) were transferred from the EBT to the beneficiaries of the EBT.

Other reserves comprise undenominated capital of £2.2m (2018: £2.1m) which relates to the nominal value of shares in the Company acquired by the Company and subsequently cancelled, and the nominal value of shares in the Company cancelled as part of the return of capital to shareholders, and an amount of £0.2m (2018: £0.2m) which arose on the redenomination of the ordinary share capital of the Company at the time of conversion from Irish pounds to Euro.

The foreign exchange translation reserve of £130.0m arose as a result of the Company changing its functional currency and presentation currency from Euro to pound sterling with effect from 1 January 2018.

In 2019, an amount of £16.4m (2018: £5.6m) in respect of share options exercised during the year was transferred from the share-based payment reserve to retained earnings.

13. Dividends paid on ordinary shares
	2019	2018
	£m	£m
Ordinary shares:
-final dividend of £1.33 per share for the year ended 31 December 2018 (31 December 2017: £1.35)	104.0	114.0
-interim dividend of £0.67 per share for the year ended 31 December 2019 (31 December 2018: £0.67)	52.2	55.0
Amounts recognised as distributions to equity holders in the year	156.2	169.0

The Directors have proposed a final dividend of 133 pence per share which will be paid on 22 May 2020 to shareholders on the Company’s register of members at the close of business on the record date of 14 April 2020. This dividend, which amounts to approximately £104m, has not been included as a liability at 31 December 2019.

14. Trade and other payables and derivative financial liabilities

Current liabilities

	31 December	31 December
	2019	2018
	£m	£m
Trade and other payables
Trade payables	1.2	1.4
PAYE and social welfare	0.6	0.7
Value-added tax	1.9	1.6
Betting duty	4.8	2.8
Amounts owed to fellow Group companies	943.3	980.7
Contingent deferred consideration – business combinations (Note 18)	–	0.1
Liability to purchase own shares	–	86.8
Accruals and other liabilities	17.2	13.7
Total	969.0	1,087.8

Derivative financial liabilities
Sports betting open positions (Note 18)	4.6	8.0

Notes to the Company Financial Statements continued

14. Trade and other payables and derivative financial liabilities (continued)

Non-current liabilities

	31 December	31 December
	2019	2018
	£m	£m
Derivative financial liabilities
Sports betting open positions (Note 18)	–	0.7

15. Borrowings and lease liabilities

Current liabilities
	31 December	31 December
	2019	2018
	£m	£m
Accrued interest on borrowings	0.4	0.4

Lease liabilities	8.1	–

Non-current liabilities
	31 December	31 December
	2019	2018
	£m	£m
Revolving credit facility	92.3	285.0
Less: expenses relating to revolving credit facility	(1.6)	(2.0)
Total	90.7	283.0

Lease liabilities	29.6	–

See Note 22 to the consolidated financial statements for further information on the terms of the borrowings.

16. Financial risk management

The Company’s risk exposures, and what its objectives, policies and processes are for managing those risks, are set out in Note 17 and Note 23 to the consolidated financial statements.

17. Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December was:

	Carrying amount
	31 December	31 December
	2019	2018
	£m	£m
Cash and cash equivalents	5.7	12.7

18. Fair values

Fair values versus carrying amounts

The following are the fair values and carrying amounts of financial assets and liabilities carried at amortised cost in the statement of financial position:

	31 December 2019		31 December 2018
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Assets
Amounts owed by fellow Group companies	217.2	217.2	614.1	614.1
Cash and cash equivalents	5.7	5.7	12.7	12.7
Total	222.9	222.9	626.8	626.8

Liabilities
Trade and other payables	(969.0)	(969.0)	(1,087.7)	(1,087.7)
Lease liabilities	(37.7)	(37.7)	–	–
Borrowings	(92.7)	(92.7)	(285.4)	(285.4)
Total	(1,099.4)	(1,099.4)	(1,373.1)	(1,373.1)

Net	(876.5)	(876.5)	(746.3)	(746.3)

Fair value hierarchy

Financial instruments at 31 December which are carried at fair value are analysed by valuation method below. The different levels have been defined as follows:

- Level 1:quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 December 2019
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Derivative financial liabilities	–	–	(4.6)	(4.6)
Total	–	–	(4.6)	(4.6)

	31 December 2018
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Derivative financial liabilities	–	–	(8.7)	(8.7)
Non-derivative financial liabilities	–	–	(0.1)	(0.1)
Total	–	–	(8.8)	(8.8)

Basis for determining fair values

The following are the significant methods and assumptions used to estimate the fair values of the financial instruments above:

Financial instruments carried at amortised cost

Cash and cash equivalents (Level 2)

The fair value of cash and cash equivalents is based on the nominal value of the relevant cash and bank deposit balances, as all are held at variable interest rates.

Trade and other payables (Level 2)

The fair value of trade and other payables is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date. Amounts due within three months are not discounted.

Lease liabilities (Level 2)

The fair value of lease liabilities is estimated using the present value of future cash flows discounted at the incremental borrowing rate at the lease commencement date.

Notes to the Company Financial Statements continued

18. Fair values (continued)

Borrowings (Level 2)

The fair value of borrowings is estimated using the present value of future cash flows discounted at the market rate of interest at the reporting date.

Financial instruments carried at fair value

Derivative financial instruments (Level 3)

Derivative financial instruments comprise sports betting open positions. The fair value of open sports bets at the year-end has been calculated using the latest available prices on relevant sporting events.

Sensitivity analysis in respect of Level 3 financial instruments carried at fair value

The following sensitivity analysis has been performed for the Level 3 financial liabilities carried at fair value at 31 December 2019 and 2018:

Sports betting open positions

The fair value of sports betting open positions is primarily based on expectations as to the results of sporting and other events on which bets are placed. Changes in those expectations and ultimately the actual results when the events occur will result in changes in fair value. There are no reasonably probable changes to assumptions and inputs that would lead to material changes in the fair value methodology although final value will be determined by future sporting results.

Movements in the year in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities carried at fair value in the year to 31 December are as follows:

		Contingent
	Sports betting	deferred
	open positions	considerstion	Total
	£m	£m	£m
Balance at 31 December 2018	(4.0)	(0.2)	(4.2)
Recognised in the income statement	135.4	–	135.4
Settlements	(140.1)	0.1	(140.0)
Balance at 31 December 2018	(8.7)	(0.1)	(8.8)
Recognised in the income statement	138.1	0.1	138.2
Settlements	(134.0)	–	(134.0)
Balance at 31 December 2019	(4.6)	–	(4.6)

19. Pension arrangements

The Company operates defined contribution pension schemes for certain employees. The assets of the schemes are held separately from those of the Company in independently administered funds.

Pension costs for the year were £0.3m (2018: £0.3m) and the amount due to the schemes at 31 December 2019 amounted to £0.1m (2018: £0.1m).

20. Commitments and contingencies

(a) Guarantees

The Company has uncommitted working capital overdraft facilities of £4.3m (2018: £4.5m) with Allied Irish Banks p.l.c. These facilities are secured by cross-guarantees within the Group.

The Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group.

The Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

As mentioned in Note 22 to the consolidated financial statements, borrowings under the RCF and Term Loan are unsecured but are guaranteed by the Company and certain of its operating subsidiaries.

(b) Capital commitments

Capital expenditure contracted for at the statement of financial position date but not yet incurred was as follows:

	31 December	31 December
	2019	2018
	£m	£m
Property, plant and equipment	–	4.8
Total	–	4.8

(c) Leases

The Company leases various licenced betting and other offices under lease agreements. The leases have varying terms, escalation clauses and renewal rights. The leases have, on average, approximately five years left to run (if the Company was to exercise available break options), with a right of renewal after that date. Lease rentals are typically reviewed every five years to reflect market rental rates or changes in general inflation rates. Leases for licenced betting and other offices are entered into as combined leases of land and buildings. Since the title to the land does not pass, the rent paid to the landlord of the building is increased to market rent at regular intervals and the Company does not participate in the residual value of the building, it was determined that substantially all the risks and rewards of the offices are with the landlord. As such, the Company had determined that the leases were operating leases in accordance with IAS 17.

The Company has a small number of properties that are sublet.

Right of use assets
£m
Balance at 1 January 2019	44.2
Remeasurement of lease term	3.5
Depreciation charge for the year	(8.0)
Balance at 31 December 2019	39.7

Leases as lessee
Amounts recognised in profit or loss:
£m
2019 – Leases under IFRS 16
Depreciation charge for the year	8.0
Interest on lease liabilities	1.1

£m
2018 – Leases under IAS 17
Lease expense	9.1
Sub-lease income	(0.2)

Lease exercises

Some property leases particularly in our retail business contain extension and break options to provide operational flexibility. These options are held by the Company and not by the lessors. The Company assesses whether it is reasonably certain to exercise these options at lease commencement date. When assessing these options at the date of transition, the Company was mindful of the regulatory changes in 2019, the impact it would have on future shop profitability and whether it could state with reasonable certainty that these options would be extended. The Company is of the view that other than the underlying trading of the shop, there is no economic incentive to extend a particular lease. For example, the rents are at market rates, there are no significant leasehold improvements and there are no significant costs relating to exiting or relocating.

During 2019, as these regulatory changes have been implemented and the Company has obtained greater knowledge of the potential impact on profitability, it has reassessed the likelihood of lease options being exercised.

The Company has estimated that the potential future lease payments should it exercise all options or not exercise any break clauses would result in an increase in the lease asset and liability of £2m.

Notes to the Company Financial Statements continued

20. Commitments and contingencies (continued)

Leases as lessor

Finance lease

The Company has a small number of properties that are sublet. The following table sets out a maturity analysis of lease receivables showing the undiscounted lease payments to be received after the reporting date. Under IAS 17, the Company did not have any finance leases as a lessor.

31 December
2019
£m
Less than one year	0.1
Between two and five years	0.1
Total undiscounted lease receivable	0.2
Unearned finance income	–
Net Investment in finance lease	0.2

Operating lease

The Company has a small number of properties that are sublet. Sublease payments of £0.1m (2018: £0.2m) are expected to be received during the year ended 31 December 2020.

(d) Section 357 guarantees

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the liabilities and commitments of its wholly owned subsidiary undertakings in the Republic of Ireland for the financial year ended 31 December 2019 and, as a result, such subsidiary undertakings have been exempted from the filing provisions of the Companies Act 2014.

21. Approval of Financial Statements

The Financial Statements of the Company for the year ended 31 December 2019 were approved by the Board of Directors on 26 February 2020.

Other Information Other Information Section Contents 184 Five-Year Financial Summary 184 Shareholder Information 183

Flutter Entertainment plc Annual Report & Accounts 2019

Five Year Financial Summary (unaudited)

Financial information for the Group for the five years ended 31 December 2019 is set out below.

	Statutory 2019[1] £m	Statutory 2018[1] £m	Statutory 2017[1] £m	Proforma 2016[2] £m	Proforma 2015[2] £m	Statutory 2016[1] £m	Statutory 2015[1] £m
Revenue	**2,140.0**	1,873.4	1,745.4	1,550.8	1,318.1	1,500.8	794.3
EBITDA (before separately disclosed items)	**425.4**	451.0	473.2	400.2	295.7	387.0	170.9
EBITDA: Separately disclosed items	**(17.6)**	(28.0)	(7.4)	(137.4)	(9.1)	(123.1)	(7.4)
EBITDA (after separately disclosed items)	**407.8**	423.0	465.8	262.8	286.6	263.9	163.5
Operating profit (before separately disclosed items)	**280.6**	360.5	391.9	330.3	228.6	319.1	132.5
Operating profit: Separately disclosed items	**(130.7)**	(155.9)	(141.9)	(318.0)	(9.1)	(303.7)	(7.4)
Operating profit (after separately disclosed items)	**149.9**	204.6	250.0	12.3	219.5	15.4	125.1
Profit before tax	**135.7**	218.7	246.6	8.6	217.3	11.9	124.5
Profit/(loss) for the year	**111.9**	180.7	217.7	(10.7)	184.5	(5.7)	108.2

1. Statutory numbers reported.
2. Proforma numbers represent the results of the Group as if the Merger with Betfair Group plc had occurred on 1 January 2015. A reconciliation between the proforma numbers and statutory numbers for 2015 is provided on page 52 of the 2016 Annual Report.

Shareholder Information

Flutter Entertainment plc is a public limited company incorporated and domiciled in the Republic of Ireland. It has a primary listing on the London Stock Exchange and a secondary listing on Euronext Dublin.

Corporate website

The Company's corporate website provides shareholders with a broad range of information including investor information such as the Annual Report and Accounts, current and historic share prices, AGM materials, events and governance information:

> **www.flutter.com**

Dividends

Dividend payments

Details of the Company's dividends for the financial years ended 31 December 2019 and 31 December 2018 can be found on page 93 and at:

> **www.flutter.com/investor-relations**

Dividend withholding tax ("DWT")

As an Irish resident company, all dividends paid by the Company are subject to DWT, currently at the rate of 25% unless a shareholder is entitled to an exemption. Shareholders entitled to the exemption must have submitted a properly completed exemption form to the Company's Registrar by the relevant record date for the dividend. Non-Irish resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings, companies resident in any member state of the European Union and charities may be entitled to claim exemption from DWT. If you require any further assistance or information on the relevant form to be completed, please contact the Registrar.

Forms are available on the Irish Tax & Customs Revenue website:

> **www.revenue.ie**

Shareholders should note that DWT will be deducted from dividends where a properly completed form has not been received by the relevant record date for a dividend.

Dividend mandates

We encourage shareholders to have their dividends paid directly into their bank account to ensure efficiency of payment on the payment date and reduce the instances of lost or out-of-date unclaimed cheques. Please contact the Registrar to avail of this.

Out-of-date/unclaimed dividends

If you have out-of-date dividend cheques or unclaimed dividends, please contact the Registrar.

FINANCIAL CALENDAR

	2020
Preliminary Results	**27 Feb**
Final Dividend: Ex-dividend date	**9 April**
Final Dividend: Record date	**14 April**
2020 Annual General Meeting	**14 May**
2019 Final Dividend: Payment date	**22 May**
Financial year end	**31 December**

> **Further updates to the calendar can be found at www.flutter.com**

184

Other Information Electronic shareholder communications We encourage you to be notified by email or letter when shareholder communications such as the Annual Report or Notice of Annual General Meeting are available to be viewed online on our website at: www.flutter.com This allows the Company to have a positive effect on the environment by significantly reducing the volume of paper used in the production of shareholder mailings, save substantial printing and postal costs in addition to speeding up the provision of information to you as a shareholder. You can elect to receive email notifications by contacting the Registrar. Amalgamation of accounts Shareholders who receive duplicate sets of Company mailings owing to multiple accounts in their name should contact the Registrar to request their accounts be amalgamated. Shareportal Shareholders may access their accounts online at: www.signalshares.com This facility allows shareholders to check their shareholdings and dividend payments, change address, change dividend instructions, register email addresses, appoint proxies electronically and also download standard forms and documents to initiate other changes in details held by the Registrar. Shareholder security Please be aware that organisations, typically from overseas, sometimes make unsolicited contact with shareholders offering to buy their shares or to sell shares on their behalf at prices which can be significantly higher than the market price of the shares. Designed and produced by Friend www.friendstudio.com If you are in receipt of an unsolicited call from someone offering to buy your shares, you should remain vigilant; take a note of the name of the person and organisation that has contacted you; not respond to high pressure tactics to provide bank details or arrange to transfer money if you are unsure of the bona fide nature of the caller; check if the company or individual is appropriately authorised to operate as an investment firm with your local regulatory authority (Central Bank of Ireland for shareholders resident in Ireland and the Financial Conduct Authority for shareholders resident in the UK); and obtain independent advice from a qualified advisor or stockbroker. Share dealing If you wish to buy or sell shares in the Company you can do this by using the services of a stockbroker or high street bank. You can also use Link Share Dealing Services: www.linksharedeal.com Please note the price of shares can go down as well as up, and you are not guaranteed to get back the amount you originally invested. If you are in any doubt you should contact an independent financial adviser. Contacts Registered office Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, Ireland Tel: +353 1 905 1000 www.flutter.com General To contact the Investor Relations team email: investor.relations@flutter.com To contact the Company Secretariat team email: cosec@flutter.com Our brands More information on each of our brands is available at: Paddy Power: www.paddypower.com Betfair: www.betfair.com Sportsbet: www.sportsbet.com.au TVG: www.tvg.com and us.betfair.com FanDuel: www.fanduel.com Adjarabet: www.adjarabet.com Registrar Shareholders with queries concerning their holdings, dividend information or administrative matters should contact the Company’s Registrar: Link Registrars Limited, Block C, Maynooth Business Campus, Maynooth, Co. Kildare, W23 F854, Ireland Tel: +353 1 553 0050 Fax: +353 1 224 0700 Email: enquiries@linkgroup.ie Other information Directors and Company Secretary Biographies of our current Directors can be found on pages 52 and 53. The Company Secretaryis Edward Traynor. Company Number 16956 Brokers Goldman Sachs International J & E Davy Legal advisers Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS, UK External Auditor KPMG IE, 1 Stokes Place, St. Stephen’s Green, Dublin 2, Ireland Principal bankers Allied Irish Banks, p.l.c. Bank of Ireland Group plc Barclays Bank Ireland PLC Lloyds Bank PLC National Australia Bank Limited Santander UK plc The Royal Bank of Scotland Group plc Ulster Bank Ireland Limited 185

2Annual Report & A Belfield Office Park Beech Hill Road Clonskeagh Dublin 4 Ireland 0ccount1s 9 www.flutter.com